Exhibit 15.2

gsk do more feel better live longer

Annual Report 2014

"I am proud to work on our respiratory portfolio and know how important these medicines are to the lives of patients."

Julie, GSK respiratory packaging operator, Ware, UK

Overview of 2014

“2014 was a significant year for GSK. It was not without its challenges and this was reflected in our trading performance, although I am pleased with how the Group responded. The standout event of the year was our proposed three-part transaction with Novartis which will accelerate our strategy of making GSK a simpler, stronger and more balanced platform for long-term growth”

Sir Andrew Witty
Chief Executive Officer
Read the CEO statement on page 4

Performance summary

£23.0bn	£6.6bn	£3.6bn	£4.1bn
2014 Group turnover (down 3% CERa)	Core operating profit[b] (down 6% CERa)	2014 Total operating profit (down 40% CER)	Returned to shareholders via dividends and share buybacks
95.4p	57.3p	40	£1.5bn
Core earnings per share[b] (down 1%)	Total earnings per share (down 40% primarily reflecting non-cash adjustments)	Around 40 new molecular entities in phase II and III	New product sales (up 84%)
1st	100%	1st	84%
2014 Access to Medicine Index	All countries have fully implemented new sales force compensation model	Company to file for regulatory approval for malaria vaccine candidate	Dow Jones Sustainability Index score, putting us in top 2% of the pharmaceutical sector
a Excluding divestments completed in 2013. A reconciliation of 2013 core results excluding divestments completed in 2013 and total results is set out on page 61.		b A number of adjusted measures are used to report the performance of our business. These measures are defined on page 52 and a reconciliation of core results to total results is set out on page 61.

Front cover story

Julie, GSK respiratory packaging operator Ware, UK

Julie (pictured) has been with GSK for 32 years and works as a respiratory packaging operator at our manufacturing site in Ware in the UK. Over the years, her role is to help ensure that our life-saving medicines for COPD and asthma – from Ventolin to Seretide and most recently our four new medicines administered by the Ellipta inhaler, Relvar/Breo, Anoro, Incruse and Arnuity – are always of the highest quality and are available to patients across the world when they need them.

A key part of Julie’s role is to help colleagues at GSK understand more about the patient at the end of the supply chain and how critical the contribution of every employee is to delivering our medicines.

She leads a training programme which covers quality, safety and patient impact – helping employees to appreciate the importance of GSK’s respiratory medicines to millions of adults and children.

Julie is just one of the many people within GSK who have helped us remain the leader in respiratory medicine for over 40 years. We are continuously striving to generate scientific insights to help us develop new medicines and inhalers that meet the needs of patients and have launched more new respiratory medicines in the past two years than in the previous 15 years combined, offering greater choice to healthcare professionals and patients.

Cautionary statement regarding forward looking statements

This document should be read in conjunction with the cautionary statement set out on the inside back cover.

GSK Annual Report 2014

 Our mission

At GSK our mission is to improve the quality of human life by enabling people to do more, feel better, live longer.

We are doing this by developing innovative products and improving access to healthcare for patients around the world.

Contents

Strategic report
Chairman’s statement	2
CEO’s statement	4
What we do	6
Our Global marketplace	8
Our business model	11
Our strategic priorities	12
How we performed	14
Risk management	16
Our businesses	18
Responsible business	36
Group financial review	48

Governance & remuneration
Our Board	72
Our Corporate Executive Team	76
Chairman’s letter	78
Board report to shareholders	80
Committee reports	86
Remuneration report Chairman’s annual statement	96
Annual report on remuneration	97
2014 Remuneration policy report	119

Financial statements
Directors’ statement of responsibilities	130
Independent Auditor’s report	131
Financial statements	136
Notes to the financial statements	140
Financial statements of GlaxoSmithKline plc prepared under UK GAAP	211

Investor information
Quarterly trend	218
Five year record	222
Product development pipeline	225
Product, competition and intellectual property	229
Risk factors	232
Share capital and share price	242
Dividends	244
Tax information for shareholders	244
Annual General Meeting 2015	245
US law and regulation	247
Shareholder services and contacts	249
Glossary of terms	251

Cautionary statement regarding forward-looking statements

The Group’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and shareholders are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 232- 241 of this Annual Report. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this Annual Report.

A number of adjusted measures are used to report the performance of our business. These measures are defined on page 52 and a reconciliation of core results to total results is set out on page 61.

Find out more www.gsk.com

GSK Annual Report 2014 1

Chairman’s statement To shareholders

“Returns to shareholders remain a key priority for the Board and in 2014 we set a dividend of 80p per share, an increase of 3%”

On behalf of the Board I am pleased to report that 2014 saw good progress against the Group’s strategy of building a diversified business, delivering more products of value and simplifying the operating model.

Notwithstanding that, we also recognise the fundamental changes in the trading environment in which the Group operates, particularly in the US, and how that has impacted performance in 2014. However, the Board continues to believe the management team have put in place the appropriate strategy to respond to these challenges.

The Board was particularly pleased to approve the proposed three-part transaction with Novartis which will transform the future shape of the Group making it more balanced and providing better opportunity for broadly based sales growth. I was delighted that shareholders overwhelmingly voted in favour of the transaction in December.

Returns to shareholders remain a key priority for the Board and management team and despite the challenging trading environment, a focus on cost and financial efficiencies have allowed the Board to set a dividend of 80p per share for 2014, an increase of 3%. This year we expect to maintain the dividend at 80p per share and also return £4 billion of net proceeds from the proposed Novartis transaction, once appropriate approvals have been gained.

In total, since 2008 £34 billion has been returned to shareholders through dividends and share buybacks.

Risk management and commitment to ethical behaviour

The Board aims to assure the integrity of GSK’s business operations through rigorous processes and systems and during the year risk management was once again a key part of the Board’s discussions.

The Audit & Risk Committee plays a critical role in overseeing the issues and challenges faced by the management team, including, in 2014, the resolution of the investigation by the Chinese authorities into our business there. The illegal activities of GSK China were a clear breach of GSK’s governance and compliance procedures and are wholly contrary to the values and standards expected from GSK employees. We have implemented substantial changes to our Chinese business as a consequence.

The Board expects the Group to remain vigilant on compliance issues and fully supports management’s efforts to encourage employees who have concerns to speak up, to investigate all allegations that are made and continue to invest in improved procedures.

I have no doubt that commercial success is directly linked to operating in a responsible way which meets the changing expectations of society. In this respect, the Board supports the action management has taken to de-link compensation for sales representatives from the number of prescriptions written. The Board also recognises the industry leading work the Group is doing to fundamentally change the relationship we have with doctors and customers which is removing any perception of a conflict of interest.

This forward looking approach is exemplified in our work on the world’s first malaria vaccine where we await news from regulators and in our efforts as part of the global response to the Ebola crisis. Both examples show the dedication, skill and expertise that we have in GSK to make a real difference to people’s lives worldwide.

2 GSK Annual Report 2014

This year, in further efforts to improve our corporate reporting, we have incorporated more information about our responsible business approach and performance within the Annual Report as we move towards aligning with the principles of Integrated Reporting. In addition, a Responsible Business Supplement, will be published in March, providing further detail on these topics and setting out progress the Group made during 2014 against its responsible business commitments.

Governance and remuneration

As Chairman, I am committed to GSK seeking to operate to the highest standards of corporate governance. An independent evaluation was undertaken of the Board and our Committees in 2014. I’m pleased to say the results were positive and confirmed the Board operates in an effective manner.

The Remuneration Committee has operated in accordance with the binding remuneration policy, which received overwhelming shareholder support at the 2014 AGM. It’s report can be found on page 96.

Board changes and composition

There were a number of changes to the Board during the year.

Following an extensive and rigorous search, Sir Philip Hampton was appointed as my successor. Sir Philip joined the Board as a Non-Executive Director at the start of January and will become Deputy Chairman in April and

Chairman from the end of the 2015 AGM in May. Sir Philip brings enormous expertise to the Board, including chairing a number of global companies operating in complex and highly regulated environments.

He succeeded me as Nominations Committee Chairman during January to lead the refreshment of the Board to reflect the requirements of the future reshaped Group. I will continue to provide Sir Philip and the Committee with support and continuity, until I stand down from the Board at the 2015 AGM.

As well as welcoming Sir Philip to the Board, I was also pleased to announce in October that Urs Rohner would join the Board as a Non-Executive Director with effect from 1 January 2015. He is already bringing great value to the Board using his experience as Chairman of Credit Suisse Group AG and his broad business background.

I would like to thank Sir Deryck Maughan for agreeing to remain on the Board for an additional year as Senior Independent Director to assist with transitioning the role of Chairman from myself to Sir Philip, and to utilise his considerable experience and knowledge of GSK’s businesses to provide continuity and balance.

My thanks also go to Jing Ulrich for her dedicated service to the Board. Jing has decided not to seek re-election at our AGM.

Finally, Tom de Swaan stands down at our AGM after nine years of valuable and committed service, which has included his exemplary chairmanship of the Audit & Risk and Remuneration Committees. I would like to thank Tom for his advice and support over the years and wish him well for the future.

Prospects

In closing, on behalf of the Board I would like to thank Sir Andrew and his executive team for their continuing commitment during a challenging year where they have once again demonstrated their ability to deliver against the Group’s strategy.

This will be my last report as Chairman of GSK and I would like to thank shareholders for their support throughout my tenure. Through my time as Chairman, I have seen many changes and much progress, whether that is delivery from the company’s R&D organisation, efforts to improve access to our medicines, or the evolution of the commercial model. This has been coupled with a strong commitment to shareholder returns.

As I look forward, with the integration of new elements following the completion of the proposed three-part Novartis transaction and further restructuring and innovation still to come in the R&D pipeline, I remain confident GSK will deliver considerable, long-term value and returns for shareholders.

Sir Christopher Gent Chairman

GSK Annual Report 2014 3

CEO’s statement

“Our proposed three-part transaction with Novartis will fundamentally reshape the Group and is a major step towards fulfilling our strategy”

Since 2008 we have been reshaping GSK to help us deliver more sustainable sales and earnings performance, increased innovation in our products and better access to our medicines for patients worldwide.

2014 marked further progress against these objectives, most notably with our proposed innovative three-part transaction with Novartis. This will fundamentally reshape the company and is a major step towards fulfilling our strategy of creating a simpler, stronger and more balanced platform for long-term growth.

Trading conditions continue to be challenging, particularly in the US primary care market. This led to sales for the year declining 3% CER* to £23 billion and core earnings per share down 1% CER to 95.4p, with some of the sales pressure mitigated through delivery of cost and financial efficiencies. We continue to make returns to shareholders a priority and this year increased the dividend 3% to 80p per share and expect to hold it at this level for 2015.

Future success for the Group will be underpinned by our R&D organisation which continues to be productive. In addition to a substantial advanced pipeline we have a large number of exciting early phase assets in key therapeutic areas which are rapidly moving forward through the clinic.

During 2014, we also kept up the pace on innovation in our business model, continuing to evolve our relationships with doctors and customers to ensure we meet society’s expectations of a global pharmaceutical company.

*	excluding divestments completed in 2013

Trading performance is challenging

Pharmaceutical and Vaccines sales grew in Emerging Markets by 5% and Japan by 1%. Europe was flat. This was offset by US sales declining 10% as a result of continued pricing and contracting pressure, particularly in our respiratory business.

We have worked hard to improve our formulary positioning and coverage in the US and as we move into 2015, we are starting to see some early encouraging signs of how this will help us regain market share and deliver improved performance in respiratory. In addition we continue to make good progress transitioning to our new portfolio of respiratory medicines and have recently launched two new products, Incruse Ellipta for COPD and Arnuity Ellipta for asthma and we await a regulatory decision for mepolizumab, potentially a very important product.

Within HIV, ViiV Healthcare grew 15% with sales of Tivicay and Triumeq reaching £339 million in 2014. The launches of these products have been among the best in class.

Performance in our Consumer Healthcare business was impacted by some supply issues with sales for the year falling 1%, but increasing 2% in the last quarter following progress in remediation of these issues. We expect to see increasing benefit through 2015 from an improved supply situation and I remain confident in the outlook for the business.

Reshaping the company for a sustainable future

In April, we announced a proposed innovative three-part transaction with Novartis where we will acquire their vaccines business, form a joint Consumer Healthcare company and sell Novartis our marketed oncology products.

4 GSK Annual Report 2014

The proposed transaction will give substantial global scale to our Consumer Healthcare business which will become a market leader in more than 30 countries as well as being the number one company worldwide for over-the-counter medicines.

We are currently the world’s leading vaccine manufacturer and the proposed transaction further strengthens this position while allowing us to expand our portfolio, most notably in meningitis, build our geographic reach, particularly in the US, and bring together expertise in virology and bacterial infection research.

In selling our marketed oncology assets to Novartis for $16 billion we have realised a very attractive price for a part of our business which, while fast growing, was sub-scale and will benefit from being part of a more established oncology company.

We expect to complete the proposed transaction in the week commencing 2 March 2015.

Sustainable R&D pipeline to support future growth

Over the last few years, our R&D organisation has had an exceptional period of productivity and since 2009 we have achieved more FDA approvals of new molecular entities (NMEs) than any other company.

Following approvals received in 2013 for respiratory products Breo Ellipta and Anoro Ellipta, Tafinlar and Mekinist in oncology and Tivicay in HIV, we received four further approvals in 2014: Incruse Ellipta and Arnuity Ellipta in respiratory, Triumeq in HIV and Tanzeum for type 2 diabetes.

We are awaiting FDA decisions on Breo Ellipta for use in asthma and mepolizumab, our first-in-class anti-IL5 treatment for severe eosinophillic asthma. We continue to see significant organic pipeline delivery and this year we expect up to 25 phase II or III starts.

In our advanced pipeline we see significant potential, for example, from our vaccine to prevent shingles, our triple combination therapy for COPD and our new long acting HIV treatment, cabotegravir. In addition to these we have a number of very exciting early stage assets in therapy areas such as immuno-inflammation, immuno-oncology and cardiovascular disease and a number of prophylactic and therapeutic vaccine candidates.

Cost control and financial efficiencies

We remain focused on cost control and improving financial efficiencies. During the year we delivered around £400 million of incremental savings compared with 2013 through our various restructuring initiatives and ongoing cost reduction efforts.

In addition to these organic programmes, the proposed Novartis transaction will allow us to target synergies of £1 billion per year by the fifth year following completion. We have identified a further £1 billion of annual cost savings to be delivered over the next three years as we also reshape our Pharmaceuticals and R&D organisation.

The business remains cash generative with net cash inflow from operations of £5.2 billion for 2014, although this was impacted by global currency fluctuations, particularly the strength of Sterling in the first half of 2014.

Evolution in our business model

As well as making financial savings, our restructuring programmes are also seeking to modernise our ways of working and through 2014 we have continued to challenge ourselves to do more on this agenda.

We have made substantial progress rolling out changes to how we compensate our sales representatives. These changes build on the reforms we started in the US more than two years ago and I was pleased to see our most recent healthcare practitioner satisfaction research showing that GSK now ranks first in the US among our peer group for the value we bring to practitioners’ work.

Adding to this, by 2016 we will have fully implemented our commitment to stop paying doctors to speak on our behalf and instead will deliver a new multi-channel system which will transform how doctors receive information from us.

We are undertaking these reforms to ensure patients are put first in everything we do and to eliminate any perception of conflict of interest. We believe these changes are not only the right thing to do, but that they will also be a competitive advantage. They follow our initiatives on clinical trial data transparency and other companies are now also making more of their clinical study results available.

Operating to our values

How we operate is as important to us as delivering financial performance. That’s why the issues we saw in China last year have been wholly disappointing and caused harm to the Group’s reputation. We have taken significant steps to rectify the issues identified in our Chinese business and to apply appropriate lessons to our operations elsewhere. Given the complexity of our sector and the challenges of working in global healthcare, we will continue to face risks.

Operating in emerging markets is especially challenging given the issues many of these countries face with funding and maturity of their respective healthcare systems. However, we continue to believe that with robust compliance systems and, by working closely with local governments, our presence in these markets can help improve access to medicines and broader healthcare.

Broadening access to our medicines

Enabling the broadest possible access to our medicines remains a priority. I was delighted in 2014 that we again topped the Access To Medicine Index for the fourth consecutive time. Nothing better demonstrated our commitment to innovation and access in everything we do than our work on a vaccine for malaria which was filed during 2014 and our very rapid response to the Ebola crisis. In working on our candidate Ebola vaccine, we have been able to achieve in around ten months which would otherwise have taken several years. I pay tribute to everyone from GSK involved in these two projects.

Outlook

Looking to 2015, we are focused on successful execution of our strategic priorities. Closing the proposed Novartis transaction is clearly key, alongside consolidating and building on the early progress we are seeing in respiratory as well as successfully launching other new products. We will also need to ensure the Consumer Healthcare business continues to recover from its supply issues.

Some of the sales headwinds faced by the Group in 2014 will continue to adversely affect performance during 2015 with a greater impact in the first half of the year. However, with annualisation of these factors and successful execution of our priorities, we expect a stronger performance in the second half of the year.

In 2015, we will also be making a decision on whether to undertake a minority initial public offering of ViiV Healthcare.

In addition, following the closure of the proposed Novartis transaction we plan to hold an Investor Day where we will issue specific earnings guidance for the year and profile the medium and long-term shape and opportunities for GSK.

Finally, I would like to thank all our employees, partners and suppliers for their continued commitment and support.

Sir Andrew Witty Chief Executive Officer

GSK Annual Report 2014 5

What we do Our business

We are a science-led global healthcare company that researches and develops innovative Pharmaceuticals, Vaccines and Consumer Healthcare products.

Our global reach

We have a significant global commercial presence in more than 150 markets, a network of 84 manufacturing sites in 36 countries and large R&D centres in the UK, USA, Belgium and China.

Since 2008 we have reshaped our global footprint to improve access to high growth potential markets including those in Asia Pacific, Latin America and Japan.

£23.0bn

2014 Group turnover (down 3% CERa)

97,921

Employees

a	Excluding divestments completed in 2013

How we are structured

While we have three primary areas of business, our commercial operations are structured as a combination of regional units and areas of focus. The businesses each benefit from GSK’s global commercial infrastructure, international supply networks, innovative R&D and significant scale.

Pharmaceuticals and Vaccines operate as a combined business in geographical segments. Consumer Healthcare is a global unit, as is ViiV Healthcare, the specialist HIV company we majority own with Pfizer and Shionogi as the other shareholders.

Other trading turnover includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales.

Turnover by segment	£bn
Pharmaceuticals and Vaccines	18.7
US	5.0
Europe	4.0
Emerging Markets	3.2
Japan	0.9
ViiV Healthcare	1.5
Established Products	3.0
Other trading	1.1
Consumer Healthcare	4.3

Research and development £3.1bn Core R&D expenditure in 2014 80% Preclinical to phase II NME’s have novel mechanisms of action

We sustain and grow our business through investment in R&D. Over 13,000 people work in R&D roles across the group and in 2014 we spent £3.1 billion before non-core[b] items, £3.5 billion in total, in our search to develop innovative medicines, vaccines and consumer products.

In Pharmaceuticals we have around 25 new molecular entities in phase II and phase III in therapeutic areas such as respiratory, immuno-inflammation, HIV and cardiovascular disease.

We have 14 vaccines currently in phase I-III to prevent shingles, hepatitis C, TB, respiratory syncytial virus, exacerbations in COPD, and malaria and Ebola.

	Our Consumer Healthcare business is also underpinned by science and innovation. In 2014 we launched over 50 new to market products, including Sensodyne True White and Horlicks variations.
	Core R&D expenditure allocation in 2014	£m	%

	Pharmaceuticals	2.5	81

	Vaccines	0.4	14

	Consumer Healthcare	0.2	5

	b The calculation of core results and non-core items is set out on page 52.

6 GSK Annual Report 2014

Pharmaceuticals

Read more on page 20

£15.5bn
Total turnover

67.3%
of Group turnover

Sales by therapy area	£m
Respiratory	6,181
Oncology	1,202
Cardiovascular, metabolic and urology	965
Immuno-inflammation	214
Other pharmaceuticals	2,407
ViiV Healthcare (HIV)	1,498
Established Products	3,011

Vaccines

Our Vaccines business is one of the largest in the world. We have a broad portfolio of over 30 paediatric, adolescent, adult and travel vaccines. In 2014, we distributed approximately 800 million doses in 170 countries.

Read more on page 20

£3.2bn
Total turnover

13.9%
of Group turnover

Sales by product line	£m
Infanrix/*Pediarix*	828
Boostrix	317
Cervarix	118
Fluarix and *FluLaval*	215
Hepatitis	558
Rotarix	376
Synflorix	398
Other	382

Consumer Healthcare

Our Consumer Healthcare business is one of the largest in the world, driven by science and values. We develop and market products in four categories – Wellness, Oral health, Nutrition and Skin health – and our brands are available in over 100 countries.

Read more on page 33

£4.3bn
Total turnover

18.8%
of Group turnover

Sales by category	£m
Wellness	1,596
Oral health	1,797
Nutrition	633
Skin health	310

GSK Annual Report 2014 7

Our global marketplace Opportunities and challenges

Demand for medicines and healthcare treatments will remain strong in coming years.

Global economic review

The global economy grew by 2.6% in 2014, up slightly from 2.5% in 2013.

However, the recovery has been uneven across regions. Growth in some major economies has been strong – the US grew by 2.4%, up from 2.2% in 2013 and the UK grew by 2.6%, up from 1.7% in 2013. Growth was weaker in the Euro area at 0.8% (up from -0.4% in 2013) and Japan at 0.2% (down from 1.5% in 2013).

Emerging markets showed stronger economic growth than developed markets in 2014, continuing this long-term trend. China still shows robust growth, but down to 7.4% compared to 7.7% in 2013. Low income countries continued to grow at a robust pace. For example, growth in sub-Saharan Africa was 4.5%, up from 4.2% in 2013.

The global healthcare market

The global pharmaceutical market continued to grow in 2014, with sales of £393 billion (Jan-Sep), up from £362 billion (Jan-Sep 13) (CER).(a)

North America remains the largest pharmaceutical market, with a 45% share of global sales (up from 43% in 2013). Europe showed a slight decline from 25% to 24% over the same period, while emerging markets and Asia Pacific continued to represent 23% of global sales. Japan represented 9%, down from 10% the previous year.(a)

In 2014, the global vaccines market increased 6% to around $25 billion.(b) The market is expected to continue growing and represent around $38 billion by 2020.(b)

The consumer healthcare markets in which GSK operates are estimated to be worth over $100 billion, and are projected to grow by 3-4% per annum over the next five years.(c)

Global trends are impacting the healthcare market. Economic growth and changing demographics in emerging markets are increasing demand for healthcare products. This demand is expected to grow significantly faster in these markets over the longer term than in more mature markets. As these countries become richer, increased consumption of food, alcohol and tobacco, combined with less exercise, is leading to growth in chronic diseases, such as respiratory and cardiovascular disease. In Europe rising public debt and government austerity programmes continue to create pressure on healthcare spending. In the US focus on cost and value, is leading payers to reduce price, restrict access and demand more differentiated products, so manufacturers must develop innovative products that offer significant improvements on existing options.

Globally, populations are ageing and taking an increasingly active role in managing their own health which is creating more demand for healthcare products. Rising individual empowerment and growing expectations from society also mean that patients and consumers want healthcare companies to operate with high standards in order to build trust.

Pricing and regulation

Prescription medicines and vaccines are highly regulated to ensure patients and users have access to safe and effective medicines. Individual governments determine which products can be marketed in their countries and many have state-regulated systems governing product pricing.

USA

In the US, the Food and Drug Administration (FDA) approves new medicines and in 2014 approved 41 novel medicines, an increase from 27 in 2013.

The healthcare landscape in the USA is undergoing substantial change, with a much stronger focus on improving quality and controlling costs. The impact of this was particularly significant in 2014, creating challenging conditions for the industry.

The emphasis on cost has led to increased pricing pressures and competitive intensity – both within the private marketplace, as well as for public programmes. This makes it essential for manufacturers to demonstrate the value medicines and vaccines bring to patients and the healthcare system in the USA and to develop innovative products that offer significant improvements on existing options. Access to healthcare also remains a key priority, as evidenced by initiatives such as new health insurance marketplaces, the expansion of the Medicaid programme and financial penalties for people who do not purchase insurance. However, while more Americans now have access to healthcare coverage, access to medicines continues to be a challenge for some patients across the healthcare system, including the private marketplace.

Europe

In Europe, the European Medicines Agency (EMA) regulates new medicines and in 2014 issued 36 positive opinions recommending marketing authorisation for medicines containing new active substances (38 in 2013).

Given the public funding of healthcare in most countries, the continued pressure on government budgets led to flat or reduced investment in healthcare and pharmaceuticals across Europe. Spending on hospital medicines increased, which was mostly driven by increased use of oncology and biological products, but decreased in primary care. High-priced medicines generated significant public debate, with particular focus on oncology and treatments for hepatitis C.

Inequality of access to medicines, both between European countries and within patient populations, remains a significant concern. Despite much debate on how a new pricing approach could reduce inequality, concrete progress has been limited and practical challenges such as parallel trade and international reference pricing remain. During the year, the EMA launched the Adaptive Pathways Pilot to help accelerate patient access to valuable new medicines. Several countries, including the UK and France, are also considering this issue unilaterally.

Footnotes

a	Reference: IMS data Jan-Sep 2014
b	Reference: EvaluatePharma
c	Reference: IMS, EvaluatePharma and internal analysis

8 GSK Annual Report 2014

Responding to long-term global opportunities and challenges

Macro-economic and social trends

- Population growth and ageing populations
- Rapid technological advances
- Rise of individual empowerment
- Rising public debt in western markets
- Economic growth in emerging markets
- Climate change and resource depletion
- Lifestyle changes
- Global competition for talent

Opportunities and challenges for the healthcare sector

- Changing lifestyles leading to new disease burden
- Rising public debt leading to pressures on healthcare spending
- Growing demand in emerging markets
- Payer focus on value leading to more demand for differentiated products
- Ageing population leading to increased demand for healthcare
- Rise of individual empowerment and meeting society's growing expectations

Our strategic response

Emerging markets a key focus
Since 2008 we have reshaped our business to enhance access to high-growth markets such as Asia Pacific, Latin America and Japan. Our Emerging Markets sales have grown from c.16% of turnover in 2008 to 27% today.

Creating innovative products
We are committed to developing innovative new products that offer significant improvements over existing treatments and so we focus our research efforts in areas where the science presents the best opportunities to address unmet medical need. 80% of our preclinical to phase II NME's have novel mechanisms of action.

Addressing affordability
We are committed to tackling affordability barriers. In Least Developed Countries we cap the prices of our patented medicines and vaccines at 25% of prices charged in developed countries. In developed markets we have pioneered novel reimbursement approaches to widen access to our newer medicines and priced these at below current treatments.

Changing how we work with healthcare professionals
We are modernising how we work with healthcare professionals (HCPs) to ensure our actions are always in the interests of patients. Our sales staff who directly interact with prescribing HCPs are incentivised on their knowledge, expertise and business performance, rather than individual sales targets. By 2016, we will have stopped direct payments to HCPs to speak about our medicines and vaccines.

GSK Annual Report 2014 9

Our global marketplace Opportunities and challenges – continued

Adoption of new vaccines remains slow in many countries and coverage rates vary significantly.

Japan

In Japan, the Pharmaceutical and Medical Device Agency (PMDA) regulates new medicines and approved 33 from April to December 2014.

In April 2014, the Japanese Ministry of Health, Labour and Welfare conducted its bi-yearly review of the pricing in medicines, resulting in a 2.7% reduction (5.6% excluding the impact of the consumption tax increase from 5% to 8%) under the National Health Insurance pricing scheme, based on the government’s market price survey.

The premium for new drug development, which was introduced in 2010 on a trial basis, remained in place in 2014.

Emerging markets

In emerging markets, prescription medicines are regulated in a variety of ways. However, the approval process continues to evolve and is aligning more closely with the USA, Europe and Japan both in terms of format and content. Some countries, such as China, India, Russia, Vietnam and Nigeria require local clinical data in order to fulfil their regulatory requirements.

Economic growth and changing demographics in these markets is increasing demand for healthcare products. This demand is expected to grow significantly faster in these markets over the longer term than in more mature markets.

Governments across these regions continue to seek ways to improve access to healthcare while at the same time manage healthcare expenditure, including spending on medicines. Countries such as Indonesia, China and India are looking to expand the population covered by government-funded health schemes. This increases the opportunities for high-volume tenders but also impacts pricing.

Intellectual property and patent protection

The journey from scientific breakthrough to approved new medicine or vaccine takes years and can incur significant costs. To ensure a reasonable return on investment, research-based healthcare companies rely on the protection of their intellectual property through patents and other rights.

Patents generally have a 20-year term from filing and are sometimes challenged before they expire. In these cases there are legal proceedings (see ‘Legal proceedings’ in Note 45 of the Financial Statements).

Patent expiry or the early loss of a patent can lead to the availability of a generic version of the product which is often cheaper as the generic manufacturer does not typically incur significant R&D costs. In developed markets, generics can rapidly capture a large share of the market. Market erosion may be less in emerging markets where automatic substitution methods are not as developed. Patients may also have quality and safety concerns and therefore prefer an established medicine brand.

In some of the markets we operate in, intellectual property rights, particularly patents and data protection, are less enforceable as governments seek to control prices and increase access to medicines by limiting such rights. For example, India, Brazil and Argentina have implemented, or are considering, practices that restrict the availability of patents. In addition, some countries are considering more widespread use of compulsory licensing where an individual or company can use another’s patent without their consent, and pays the patent owner a set fee for the licence.

Vaccines and other biological products do not currently face such a degree of generic competition, partly due to the more complex research and manufacturing processes compared to medicines.

Consumer healthcare products

The development timeline for consumer healthcare products is shorter than for pharmaceuticals and vaccines. While intellectual property protections are available, their importance and effectiveness are different. Consumer Healthcare products are also covered by national regulation regarding the testing, approval, manufacturing, labelling, marketing and advertising.

Consumer healthcare products have strong reliance on brand loyalty and trade mark protection to create value, especially in emerging markets. Brands play an important role in our business. We have many leading brands including Sensodyne, Panadol, Horlicks, Polident, Paradontax, Tums, ENO, NiQuitin/Nicorette, Abreva, Zovirax and Aquafresh. Moreover, our brands have a distinct heritage such as Horlicks (140 years old) and ENO (160 years old).

Competition

Competition for our prescription products comes from other companies researching and making patent-protected medicines with indications to treat similar diseases to our medicines. Our principal research-based pharmaceutical and vaccines competitors include: AbbVie, Amgen, Astra Zeneca, Bayer, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck & Co, Novartis, Novo Nordisk, Pfizer, Roche Holdings, Sanofi and Takeda.

Some of our main consumer healthcare competitors include Colgate-Palmolive, Johnson & Johnson, Procter & Gamble, Reckitt Benckiser, and Novartis (see full list on page 231).

In addition, many other locally operating companies compete with GSK in certain markets.

10 GSK Annual Report 2014

Our business model How we create value

Our success depends on our ability to research and develop innovative healthcare products and make them accessible to as many people as possible.

Our mission is to improve the quality of human life by enabling people to do more, feel better and live longer.

Our resources

To deliver our mission we must align all our resources behind our strategic priorities.

We depend on the expertise and enthusiasm of our 98,000 employees to embrace new ways of working and to forge partnerships that can offer fresh insights into how best to combat the world’s healthcare challenges.

We expect everyone to put our values at the heart of their decision making. This means acting transparently, respectfully and with integrity – and putting the interests of patients and consumers first. How we deliver success is just as important as what we achieve.

We have made good progress against our strategic priorities, established in 2008, to grow a diversified, global business, deliver more products of value, and simplify our operating model.

Our businesses

We’re a science-led healthcare company operating in three main areas – Pharmaceuticals, Vaccines, and Consumer Healthcare.

Our operating model

Innovation is key to our success and we have transformed our R&D organisation over recent years to be more agile. Since 2009, we’ve had more medicines approved than any other healthcare company and we have many more in development. We have also implemented different ways of supporting R&D, for example, opening up access to our expertise, our facilities and even some of our intellectual property to collaborate with more than 3,000 external organisations.

To bring these innovations to patients and consumers, we manufacture billions of products to high-quality standards and supply them to more than 150 countries worldwide.

Our commercial success depends on market presence, customer understanding and expanding access. We seek to make our products accessible for countries at all levels of income and development. In the Least Developed Countries, this includes capping prices at 25% of developed market levels, and reducing prices through high-volume contracts. In developed markets, we have pioneered novel reimbursement approaches to widen access to our newer medicines and priced these at or below current treatments.

Outputs

Developing innovative products and maximising access to them delivers direct benefit to patients and consumers.

If we do this successfully, it will lead to profitable and sustainable performance. In turn this allows us to generate value and returns for our shareholders and enables us to reinvest in the business so patients and consumers continue to benefit.

Over and above this, wider society benefits since healthy people and communities are essential to building strong, sustainable societies. We also create value by making direct and indirect economic and social contributions in the countries where we operate, through tax, employment and charitable support.

GSK Annual Report 2014 11

Our strategic priorities How we deliver

Our strategy is designed to increase growth, reduce risk and improve our long-term financial performance.

12 GSK Annual Report 2014

Key challenges in 2014	2014 Key performance	Our priorities in 2015

Increased pricing pressure in the US from market changes, competitor dynamics and contracting.

Continued pricing pressure in Europe due to government austerity programmes.

Unanticipated supply continuity challenges in Consumer Healthcare.

£23.0bn Group turnover

Implement proposed transaction with Novartis.

Improve commercialisation of new respiratory, HIV and Consumer Healthcare products.

Drive growth in emerging markets across the three businesses.

Capitalise on product supply resumption in Consumer Healthcare business.

£95.4p core earnings per share* * a reconciliation of core results to total results is set out on page 61

Disappointing phase III results for MAGE A3 and darapladib programmes.	4 new product approvals in major markets	Continue to progress mid-stage pipeline with 25 phase II/III starts expected. Integrate proposed Novartis vaccines pipeline.

40 In Pharmaceuticals and Vaccines we have around 40 new molecular entities in phase II and III

Unanticipated supply continuity challenges in Consumer Healthcare. Complexity of rolling out new systems at scale across many markets.	21 days increase in working capital*

Execute Pharmaceuticals restructuring programme to save £1 billion per annum over three years.

Continue streamlining product portfolio embedding common processes.

Continue roll-out of ERP system.

Execute restructuring programme related to proposed Novartis transaction to save £1 billion per annum by fifth year from closing.

£3.5bn cumulative annual savings made through restructuring programmes since 2008 * adjusted to exclude divestments completed in 2013 and the impact of intangible asset impairment.

Rebuilding business in China following criminal conviction of China affiliate for violation of Chinese law.

Meeting value chain carbon emission target while sales of products with high carbon footprint, such as Ventolin, are increasing.

1st in 2014 Access to Medicine Index

Continue to enhance governance, compliance and quality through proactive risk management and quality-led culture.

Deliver new commercial model globally by changing the way we work with HCPs.

Improve leadership effectiveness and quality of talent.

Continue to progress development of Ebola vaccine candidate.

84% Dow Jones Sustainability Index score, placing us in the top 2% of our sector

GSK Annual Report 2014 13

How we performed Key performance indicators

We measure our performance against a number

of key performance indicators.

Group turnover
£23.0bn

How we performed

Turnover was down 3%, excluding divestments in the prior year. Lower Pharmaceutical and Vaccines sales in the US and in Established Products only partly offset by growth in Emerging Markets, Japan and ViiV Healthcare. Consumer Healthcare sales were lower.

Why it’s important

A key objective of our strategy is to deliver sustainable, broadly-sourced sales growth.

A Reported growth CER %
B Reported growth £ %	* excluding divestments completed in 2013

Core operating profit and margin[a]
£6.6bn

How we performed

Core operating profit was £6.6 billion. Excluding currency effects, core operating margin declined 0.8 percentage points to 28.7%, primarily reflecting an increase in SG&A as a percentage of sales despite the 2% decline in actual sales.

Why it’s important

Our objective remains to improve operating leverage to ensure operating profit growth performs ahead of sales performance. The margin indicates how costs are being managed as a percentage of sales.

A Reported growth CER %
B Reported growth £ %	* excluding divestments completed in 2013

Core earnings per share[a]
95.4p

Definition

Core results exclude a number of items from total results. A full definition of core results can be found on page 52 and a reconciliation between core results and total results is provided on page 61.

How we performed

Core EPS decreased 1% (CER) compared with a 3% (CER) decline in turnover as a result of cost and financial efficiencies.

Why it’s important

Earnings per share is a key indicator of our performance and the returns we are generating for shareholders.

A Reported growth CER %
B Reported growth £ %	* excluding divestments completed in 2013

Turnover in our major growth areas[b]
£12.3bn

Definition

This measure focuses on major growth areas: Vaccines, Consumer Healthcare, Emerging Markets and Japan.

How we performed

We saw continued Pharmaceuticals growth in Emerging Markets and Japan. Vaccines and Consumer Healthcare were broadly flat. Consumer Healthcare sales were impacted by supply interruptions.

Why it’s important

This highlights progress in delivering our strategy to create broad-based sales growth that is more resilient to volatility.

A % share of total turnover
* excluding divestments completed in 2013

Total operating profit and margin
£3.6bn

How we performed

Total operating profit was £3.6 billion. Excluding currency effects, the total operating margin declined 9.4 percentage points to 15.6%, primarily reflecting higher SG&A costs, lower profits on the disposal of business and products, and non-cash adjustments to the contingent consideration in relation to ViiV Healthcare as a result of higher sales outlook for Tivicay and Triumeq.

A Reported growth CER %
B Reported growth £ %

Total earnings per share
57.3p

How we performed

Total earnings per share was 57.3p, compared with 112.5p in 2013 primarily reflecting non-cash adjustments to the contingent consideration in relation to ViiV Healthcare as a result of higher sales outlook for Tivicay and Triumeq as well as an unfavourable comparison with product and asset disposal gains in 2013.

A Reported growth CER %
B Reported growth £ %

14 GSK Annual Report 2014

New product approvals in major markets
4 approvals

Definition

Major market is defined as USA, EU and/or Japan

How we performed

First regulatory approvals for Tanzeum, Incruse Ellipta, Arnuity Ellipta and Triumeq.

Why it’s important

This measure shows how the R&D organisation is delivering new products to drive the growth of the Group.

Free cash flow[b]
£2.6bn

Definition

The calculation of free cash flow is described on page 52 and a reconciliation is provided on page 68. The calculation of CER is described on page 52.

How we performed

Free cash flow was £2.6 billion. The decline reflecting the impact of the strength of Sterling and lower profits, including the impact of divestments.

Why it’s important

This measure shows the cash we generate that is available to return to shareholders or reinvest in the business, as well as our effectiveness in converting our earnings to cash through effective working capital control and investment discipline.

A Reported growth £ % B Growth excluding legal settlements £ %

Footnotes

a	We use a number of adjusted measures to report the performance of our business. These include core results, which are used by management for planning and reporting purposes and may not be directly comparable with similarly described measures used by other companies. A reconciliation of core results to total results is set out on page 61.

Relative total shareholder return table is on page 107.

New Pharmaceuticals and Vaccines
product performance[b]
£1.5bn

Definition

New products launched in the last five years on a rolling basis. In 2014 the following products were no longer included in the calculation: Arzerra, Lamictal XR, Potiga, Prolia, Votrient.

How we performed

Sales of new products were £1.5 billion in 2014, grew 84% and represented 8% of Pharmaceutical and Vaccines turnover.

Why it’s important

This measure shows the delivery of sales in each year from products launched in the prior five years on a rolling basis, and creates incentives for improved R&D performance.

A Reported growth CER %

Cash returned to shareholders
£4.1bn

How we performed

During 2014, GSK returned £4.1 billion to shareholders via dividends and share buy-backs.

Why it’s important

We continue to focus on delivering dividend growth over the long-term and returning free cash flow to shareholders through share buybacks where this offers a more attractive return than alternative investments.

A Reported growth £ %

b	The remuneration of our executives is linked to the marked key indicators. Further information on our executive pay policy can be found in our Remuneration report on page 96.

Responsible business: external benchmarking

First in 2014 Access to Medicine Index and have topped the bi-annual index since it began in 2008.	Retained our position in CDP’s FTSE 350 Climate Disclosure Leadership Index for the seventh year.	Member of FTSE4Good since 2004.	Scored 84% in the Dow Jones Sustainability Index, putting GSK in top 2% of our sector.

GSK Annual Report 2014 15

Risk management Our approach to risk

Rigorous risk management processes and

systems help us assure the integrity of our

business operations.

We are committed to conducting business in accordance with all applicable laws and regulations and in a manner that is consistent with our values. We have an established risk management framework to address operational, legal and compliance risks, both those inherent to the nature of our business and those specific to our strategic ambitions. Risk management, coupled with our internal control framework helps us maintain our focus on product quality, safety and sustainability.

How we manage risk across GSK

Company policies, standards and internal controls, together with our company values underpin our approach to risk management. We are committed to being a responsible, values-based business and our leaders are responsible for embedding this into our culture, decision making and how we work. Ensuring product quality, safety and sustainability are fundamental to our business model.

Employees are accountable for working to established standards and for identifying and escalating encountered risks so that they can be appropriately managed. The company has comprehensive learning programmes to ensure employees are suitably trained including mandatory training on the GSK Code of Conduct and Anti-Bribery and Corruption policies.

Progress in 2014

We have learnt lessons from compliance issues experienced over recent years and continue to look for ways to strengthen further our internal control framework so that we can more proactively manage our Principal risks. For example, in China we have implemented a new governance model, increased dedicated compliance resources and put in place additional controls and monitoring local ways of working and financial transactions.

We have a central dedicated Anti-Bribery and Corruption team who provide external insight, standards, training and expertise to our business globally. In 2014, we also strengthened our internal investigations team to create three regional hubs to provide a consistent approach to investigations across the group, allowing us to respond more quickly and consistently to emerging issues.

We have enhanced our approach to independent business monitoring to detect abnormal or inappropriate financial flows better within Europe and Emerging Markets.

In Europe and Emerging Markets we initiated a wide-ranging review of our internal controls to confirm that our company standards, local laws and regulations are understood and adhered to. All countries in these regions took part in	the review and are implementing any required improvement plans to address risks and strengthen controls. We have also continued to satisfy our Corporate Integrity Agreement obligations for the Office of the Inspector General in North America.

16 GSK Annual Report 2014

Principal risks

The Principal risks listed below are those we believe could cause our results to differ materially from expected and historical results. They are not listed in order of significance. A full description of the definition, context, potential impact and mitigating activities for these Principal risks is set out on pages 232.

Principal risk	Definition	How we manage risk

Patient safety	Failure to appropriately collect, review, follow up, or report adverse events from all potential sources, and to act on any relevant findings in a timely manner.	The Chief Medical Officer leads a large Global Safety and Pharmacovigilance team and maintains applicable global policies to guide staff worldwide.

Intellectual property	Failure to appropriately secure and protect intellectual property rights.

Our Global Patents group continually analyses and ensures that changes in patent laws and regulations are incorporated into its processes for obtaining, maintaining and enforcing global patent protection.

Product quality	Failure to comply with current Good Manufacturing Practices or inadequate controls and governance of quality.

Our Chief Product Quality Officer leads our global network of Quality Councils, implements applicable policies and assures our single Quality Management System that defines quality across our businesses.

Supply chain continuity	Failure to deliver a continuous supply of compliant finished product.

We closely monitor the inventory status and delivery of our products to help ensure that our customers have the medicines, vaccines and consumer products they need through the Supply Chain Governance Committees.

Financial reporting and disclosure	Failure to report accurate financial information in compliance with accounting standards and applicable legislation.

Our internal controls over financial information and reporting are overseen by regional management and then reviewed with the Financial Controller and the Chief Financial Officer (CFO), and our external auditors.

Tax and treasury	Failure to comply with current tax law or incurring significant losses due to treasury activities.

Tax risk is managed by a set of policies and procedures to help ensure consistency and compliance with tax legislation. Where appropriate we engage advisors and legal counsel to review tax legislation and the applicability to our business.

Anti-Bribery and Corruption(ABAC)	Failure to comply with applicable local and international ABAC legislation.

We have an extensive global ABAC programme, policy and procedures overseen by a top-level ABAC Oversight Committee. As part of the programme, significant training is provided to employees globally regarding anti-bribery and corruption and compliance with the Group’s ABAC policies.

Commercial practices and scientific engagement	Failure to engage in commercial and/or scientific activities that are consistent with the letter and spirit of legal, industry, or the Group’s requirements relating to marketing and communications about our medicines and therapeutic areas.

We have harmonised policies and standards which govern promotional activities and Scientific Engagement undertaken by the Group or on its behalf. Employees worldwide are trained on the policies and implications for failure to comply with such policies.

Research practices	Failure to protect and inform patients involved in human clinical trial research and, generally, to conduct clinical trials in compliance with law.	We implement systems of governance and controls to oversee our clinical trial research, use of biological samples, and data integrity in all of our key systems.

Environment, health & safety and sustainability (EHSS)	Failure to manage EHSS consistent with the Group’s objectives, policies and relevant laws and regulations.	We have Global EHSS Standards which support our EHSS policy and are overseen by members of the CET. Employees globally are routinely trained on the Group’s EHSS policies.

Information protection	Failure to protect and maintain access to critical or sensitive computer systems or information.	Our Chief Information Security Officer oversees our global information policy and programme and regularly assesses changes by closely monitoring our systems and through external briefings.

Crisis and continuity management	Inability to recover and sustain critical operations following a disruption or to respond to a crisis incident in a timely manner.	We have established a Crisis and Continuity Management (CCM) governance board and a team of CCM experts to ensure critical business operations have crisis and continuity plans in place.

Third-party oversight	Failure to maintain adequate governance and oversight over third-party relationships.	Our Chief Procurement Officer oversees our policy framework governing how we buy goods and services and management of third-party relationships.

GSK Annual Report 2014 17

Our businesses

We have leading capabilities in Pharmaceuticals, Vaccines and Consumer Healthcare, driven by science-led innovation.

Innovative science is at the forefront of all we do, whether that is investigating potential new treatments for respiratory patients or conducting research to develop the world's first malaria vaccine. Rhiannon (pictured) works in our laboratory in Ware, in the UK, researching potential treatments for leishmaniasis – a disease that currently affects around 12 million people in some of the world's poorest countries.

18 GSK Annual Report 2014

GSK Annual Report 2014 19

Pharmaceuticals and Vaccines

Growth in Emerging Markets, Japan and

ViiV Healthcare was offset by a challenging

environment in the USA.

We have leading Pharmaceuticals and Vaccines businesses, underpinned by a substantial R&D organisation. We have a significant commercial presence in the USA, Europe, Japan and Emerging Markets. Since 2008, we have increased our investment in emerging markets, which now account for c.19% of Group turnover, up from c.13%. In recent years we have launched important new medicines and vaccines in respiratory, HIV, oncology, diabetes and influenza.

Pharmaceuticals

Our Pharmaceuticals business develops and makes medicines to treat a broad range of acute and chronic diseases. Our portfolio is made up of innovative and established medicines and we have leading global positions in respiratory disease and HIV.

We have been a leader in respiratory disease for over 40 years and have a portfolio of mature products such as Seretide/Advair, Ventolin and Flovent. In recent years, we have strengthened and broadened our respiratory portfolio with the addition of new medicines Relvar/Breo Ellipta, an inhaled corticosteroid (ICS) and long-acting beta2 agonist (LABA) combination, Anoro Ellipta, a long-acting muscarinic antagonist (LAMA) and LABA dual bronchodilator, Incruse Ellipta (LAMA) and Arnuity Ellipta (ICS).

We have a number of other respiratory products in our pipeline, including mepolizumab, an investigational anti-IL5 monoclonal antibody, to treat severe eosinophilic asthma, and our ‘closed’ triple combination treatment to treat COPD. We remain confident that we can maintain our leadership in respiratory disease well into the next decade.

Our HIV business is managed through ViiV Healthcare, a global specialist company in HIV that we majority own, with Pfizer and Shionogi as the other shareholders. ViiV Healthcare is now a leading global company in HIV and has had significant recent success with regulatory approval and industry leading launches of its dolutegravir-based medicines, Tivicay and, the single-pill treatment Triumeq. ViiV Healthcare has a number of other antiretroviral medicines in clinical development, including cabotegravir. For more detail see ViiV Healthcare on page 31.

Beyond respiratory and HIV, we have a portfolio of other Pharmaceutical products for the treatment of conditions such as lupus (Benlysta), benign prostatic hyperplasia (Avodart/Jalyn), type 2 diabetes (recently launched Tanzeum/ Eperzan) and bacterial infections (Augmentin).

Over the past six years we have built a significant oncology business. In recent years we have had multiple regulatory approvals and global product launches including Tykerb/Tyverb, Votrient, Promacta/Revolade, Arzerra, Tafinlar and Mekinist.

As part of the proposed Novartis transaction, we have agreed to divest our marketed oncology portfolio, related R&D activities and rights to our AKT inhibitors currently in development for $16 billion. This represents a unique opportunity to crystallise value for shareholders and leverage the global scale that Novartis has in this therapy area to improve patient outcomes.

In addition, we have an Established Products Portfolio (EPP) which includes over 50 off-patent products, as well as our branded generics business and other local products. These products are an important part of our Emerging Markets business where the GSK brand is an important differentiator.

Vaccines

Our Vaccines business is one of the largest in the world. We have a broad portfolio of over 30 paediatric, adolescent, adult and travel Vaccines. Our four largest Vaccines by sales are Infanrix (diphtheria and tetanus), Hepatitis, Rotarix (rotavirus) and Synflorix (pneumonia).

The Vaccines business is particularly strong in the developing world – of the vaccines we produce, over 80% are distributed in developing countries, which includes the least developed, low and middle income countries.

Our ‘tiered pricing’ approach, based on countries’ Gross National Income, enables countries to maintain and expand their commitment to immunisation as their economies grow. GSK is also one of the largest contributors to Gavi, the Vaccine Alliance, a public-private partnership to improve access to vaccines in developing countries. By 2020, 22 countries with growing economies will graduate from Gavi support. In January 2015, we announced a 10-year price freeze to Gavi graduating countries.

The proposed Novartis transaction will further strengthen our Vaccines portfolio through the acquisition of Novartis’s vaccines business (excluding influenza), adding a number of vaccines for meningitis and several travel vaccines, as well as strengthening our manufacturing network. The combined business will also benefit from increased exposure in key markets such as the USA where Novartis has a strong presence and track record of regulatory approvals. The proposed Novartis transaction will further enhance GSK’s vaccine R&D pipeline bringing together expertise in virology, bacterial infection and different adjuvant platforms.

20 GSK Annual Report 2014

Grow

Our strategy remains to grow the business through broadly based sales. Challenging trading conditions in 2014, most notably in the US, meant Group turnover declined 3% to £23 billion. However there were positive performances for the year in Emerging Markets and Japan, while Europe was flat.

Regional performance

Global sales of our Pharmaceuticals and Vaccines fell by 4% in 2014 to £18,670 million. Pharmaceuticals turnover declined 5% as growth in Emerging Markets, Japan and ViiV Healthcare was more than offset by lower sales in the US and in Established Products. Pharmaceuticals sales in Europe were flat in 2014. Global Vaccines sales declined 1% due to lower reported sales in Europe and Japan. This was despite a positive performance from Emerging Markets. US Vaccines sales were flat for the year.

In the US, Pharmaceuticals and Vaccines turnover was down 10% at £4,980 million, with Pharmaceuticals down 12% and Vaccines flat. Pharmaceutical sales were impacted by continued price and contracting pressures in the primary care market, primarily affecting respiratory sales, which were down 18%. Sales of Advair were down 25% (14% decline in volume and 11% decline from price and mix). We continue to increase access to our new portfolio of respiratory medicines. As at 1 January 2015, Medicare Part D coverage for Breo Ellipta, was 74%, and 65% for Anoro Ellipta. We are starting to see some early indications of how increased coverage and our new portfolio will help us regain market share and deliver improved performance in respiratory

Oncology products made a strong contribution to US performance with sales up 41% to £509 million, benefiting from good performances from Votrient and Promacta, and the recent launches of Tafinlar and Mekinist. Sales of immuno-inflammation treatment Benlysta grew 22% to £155 million. Generic competition in the US continued to impact sales of Dermatology products, which were down 56% to £49 million. Mepron reported a sales decline of 49% to £40 million. US sales of Infanrix/Pediarix vaccines grew 15% to £297 million, benefiting from favourable CDC stockpiling compared with 2013, and the absence of a competitor, particularly in the first half of the year.

Sales of hepatitis vaccines were down 6% to £234 million due to supply constraints. Boostrix was down 7% to £163 million due to a competitor returning to the market during the year and some supply constraints. Rotarix sales declined 16% to £86 million as a result of a CDC stockpile withdrawal during Q4 2014.

In Europe, Pharmaceuticals and Vaccines turnover was flat at £4,035 million. Pharmaceutical sales were flat at £3,057 million, as strong growth in Oncology sales (up 29% to £417 million), led by Votrient, Promacta and the newly launched Tafinlar and the Avodart franchise (up 8% to £280 million) was offset by a 3% fall in Respiratory sales to £1,675 million. While newly launched Relvar Ellipta recorded sales of £18 million in the year, Seretide sales declined, down 5% to £1,330 million as a result of increasing competitive pressures and the transition of our respiratory portfolio to the newer products, particularly in the latter part of the year.

Vaccines sales in Europe fell 2%, with lower sales of Infanrix, Cervarix and flu vaccines reflecting increased competitive pressures, which were only partly offset by sales growth in other products such as Boostrix, which was up 26% due in part to a competitor supply issue in the first half of the year.

In Emerging Markets, Pharmaceuticals and Vaccines turnover increased 5% to £3,203 million, with Pharmaceuticals up 7% and Vaccines up 1%. Most markets outside Asia showed strong growth, with notable performances from Brazil (up 12% to £380 million) and the rest of Latin America (up 9% to £593 million). Sales in China fell 1% due to the effects of the government investigation during the year. There was continued growth from Respiratory and Oncology products, up 3% and 30% respectively, and the Avodart franchise, which grew 20%. In Vaccines, growth from strong tender sales of Boostrix, Rotarix and Synflorix was largely offset by lower sales of Cervarix, as a result of some lost tenders, and some supply constraints.

Putting patients and customers first

We are fundamentally transforming and modernising the way we sell and market our medicines to meet the information needs of healthcare professionals and ensure we put patients’ interests first. We believe these changes are not only the right thing to do but can be a competitive advantage for us.

GSK has led the industry by changing the way we reward our sales representatives – focusing on the quality of the information we’re sharing with healthcare professionals and overall business performance, rather than individual sales targets. This approach has now been rolled-out to 150 countries where we operate. In the USA, more than 10,000 healthcare professionals surveyed in 2014 ranked GSK first among major pharmaceutical companies on the value we bring.

Our customers tell us we are a valuable source of information and we want to provide that information in ways that better meet their needs. So we are exploring digital and real-time channels to provide information in the way our customers want it, when they want it.

We are also investing in our own healthcare professionals and will stop paying external experts to speak on our behalf about our prescription medicines by 2016. Medical Science Liaisons or (MSLs) are already stepping up to deliver talks to physicians about our recently launched medicines in the US. One benefit of this new way of working is that our internal experts may have more direct knowledge of the clinical trials which led to approval of the medicine. Customers who attended talks about Anoro/Ellipta delivered by GSK’s medical staff have given these presentations high marks, at times rating them even more effective than those led by external speakers. Thus far the programmes are attracting the same number of attendees as the external-led presentations of the past.

All of these changes allow us to continue to better meet the needs of healthcare professionals and their patients.

GSK Annual Report 2014 21

Pharmaceuticals and Vaccines continued

In Japan, Pharmaceuticals and Vaccines turnover grew 1% to £937 million, with Pharmaceuticals sales up 2%, while Vaccines were down 14%. Pharmaceuticals sales benefited from strong growth of our Oncology products and Avodart, which were up 17% and 14% respectively. This was partially offset by lower sales in the Respiratory portfolio (down 2%) which was in turn affected by a weaker allergy season at the beginning of the year and increased competitive pressures. Our new prescription share has increased to 56.5% following substantial increases in new prescriptions for Relvar Ellipta after the lifting of the ‘Ryotan’ prescribing restrictions. Sales for the year for Relvar Ellipta were £17 million. Overall, Respiratory sales fell 2% to £475 million. The lower Vaccines sales reflected the impact on Cervarix of the continued suspension of the recommendation for use of HPV vaccines, although higher sales of Rotarix partly compensated for this.

Respiratory

We continue to develop and enhance our respiratory portfolio with new product launches and we await FDA decisions on Breo Ellipta for use in asthma and mepolizumab, our first-in-class anti-IL5 treatment for severe asthma. Overall, we continue to expect total sales of our respiratory portfolio to return to growth in 2016.

Respiratory sales in 2014 fell 10% to £6,181 million during the year. Seretide/ Advair sales were down 15% to £4,229 million, Flixotide/Flovent sales fell 6% to £702 million while Ventolin sales grew 11% to £665 million. Xyzal sales, almost exclusively made in Japan, were up 7% to £130 million.

In the USA, Respiratory sales fell by 18% in the face of continued price and contracting pressures in the market. Sales of Advair were down 25% to £1,972 million (14% fall in volume and an 11% decline of price and mix). Flovent sales were down 6% while Ventolin sales were up 18%. Our newly launched products, Breo Ellipta recorded sales of £29 million while Anoro Ellipta sold £14 million in the year.

Leading the way in respiratory

GSK has been at the forefront of many advances in respiratory disease since the launch of Ventolin over 40 years ago.

We have the broadest portfolio of marketed respiratory medicines globally, with the potential to add two further ‘first-in-class’ medicines in the coming years.

In 2014, we transformed our respiratory pipeline and years of scientific research into approved medicines that have the potential to benefit some of the millions of patients living with asthma and COPD. During the year we gained approval for Incruse Ellipta in the USA and Europe, and Arnuity Ellipta in the USA. We also gained EU approval for Anoro Ellipta in Europe, following US approval in 2013. This success builds on the approval of Relvar/Ellipta in 2013, which was the first medicine to be delivered in the Ellipta inhaler. This achievement was even more significant given that we amassed an unprecedented 37 regulatory approvals for Relvar Ellipta in 2014.

We are committed to helping people with respiratory disease optimise their treatment to achieve the best possible clinical outcome, and now we have expanded our portfolio of respiratory medicines, we are enabling clinicians to tailor treatment to patients’ individual needs. In fact the recent approvals mean that we have launched more new respiratory medicines in the past two years than in the previous 15 years combined, offering greater choice to healthcare professionals and patients.

These medicines add to the strength of our respiratory portfolio and with a number of assets currently in late stage development, we are confident that our respiratory pipeline will continue to deliver new treatment options that are able to meet the evolving needs of patients well into the next decade.

Meanwhile we continue to work hard to ensure mainstay treatments such as Seretide and Ventolin, remain important treatments for millions of patients across the world. We want to ensure these are accessed by the broadest number of patients, for example, by reducing pack sizes to enable smaller amounts to be purchased and creating low-cost formulations.

We recognise that there is still much more to be achieved to overcome the global burden of respiratory disease. Through our ongoing commitment and investment into scientific research and by working in collaboration with external experts, we will remain at the forefront of respiratory medicine. Only through this commitment and our scientific leadership can we help transform the lives of patients, enabling them to do more, feel better and live longer.

22 GSK Annual Report 2014

European Respiratory sales declined 3%, largely due to increased competition. Seretide sales fell 5% at £1,330 million (1% decrease in volume and a 4% negative impact of price), as a result of increasing competitive pressures and the transition of our Respiratory portfolio to the newer products in the latter part of the year. Relvar Ellipta recorded sales of £18 million in the year.

Respiratory sales in Emerging Markets grew 3%. Sales of Seretide were up 3% to £400 million, helped by an improved performance in China. Sales growth for Ventolin (up 8% to £165 million) and Veramyst (up 15% to £73 million) was offset by Flixonase, sales of which fell 33%, largely due to a sales decline in China.

In Japan, Respiratory sales fell 2% to £475 million. Sales of £17 million for Relvar Ellipta offset the impact of increasing competitor action on Adoair, which fell 6% to £228 million. The growth in Xyzal, up 8% to £114 million, was more than offset by lower sales elsewhere in the Respiratory portfolio. However, our new prescription share has increased to 56.5% following substantial increases in new prescriptions for Relvar after the lifting of the ‘Ryotan’ prescribing restrictions.

Oncology

Oncology sales grew 33% to £1,202 million for the year with contributions from Votrient (sales up 33% to £410 million) and Promacta (sales up 34% to £231 million). Sales of Arzerra fell 24% to £54 million, while Tykerb/Tyverb sales declined 11% to £171 million. New launches compensated for generic competition to both Hycamtin and argatroban, with Tafinlar and Mekinist recording sales of £135 million and £68 million respectively.

In the US, Oncology grew 41% to £509 million with contributions from Votrient (£181 million), Promacta (£91 million), Tafinlar (£58 million) and Mekinist (£67 million).

In Europe, Oncology sales grew 29% to £417 million, led by Votrient, sales of which were up 23% to £153 million, while in Emerging Markets, sales were up 30% to £169 million and in Japan, sales grew 17% to £65 million.

Other categories

Sales in our Cardiovascular, metabolic and urology category were down 3% to £965 million for the year. The Avodart franchise grew 1% to £805 million, with a 17% increase in sales of Duodart/Jalyn, although Avodart sales declined by 4%. Sales of Levitra fell 28% to £100 million in the year, while sales of Prolia were down 10% to £41 million, following an agreement with Amgen to terminate joint commercialisation in selected markets.

Regionally, sales in the USA were down 16% to £364 million, although Emerging Markets grew 20% to £145 million while Japan also grew with sales up 14% to £114 million. Europe was flat at £293 million.

Sales of our Immuno-inflammation products grew 40% to £214 million, helped by a 25% sales increase for Benlysta to £173 million for the year. Our other therapy areas were down 2% to £2,407 million, largely reflecting generic competition to Dermatology products.

Established Products

Sales of our Established Products fell 16% to £3,011 million. Generic competition to Lovaza (down 57% to £240 million), Seroxat/Paxil (down 19% to £210 million) and Valtrex (down 24% to £154 million), all contributed to the fall in this category.

Regionally, sales in the USA were down 31% to £854 million, while sales in Europe and Japan fell 13% to £601 million and 15% to £444 million respectively. In Emerging Markets, the performance of this category declined 1% to £1,050 million.

Vaccines

Vaccines sales were down 1% at £3,192 million for the year, although declines in Europe (down 2%) and Japan (down 14%) were partly offset by growth of 1% in Emerging Markets, while sales in the USA were flat. Emerging Markets were helped by the strong performances of Synflorix, Boostrix and Rotarix.

Infanrix/Pediarix grew 2% to £828 million, with growth in the USA offset by sales decline in Europe and Emerging Markets. Boostrix sales increased 16% to £317 million, with growth in all regions except the US, where sales fell 7% largely due to the return of a competitor product.

Rotarix sales grew 7% to £376 million, driven by tender shipments in Europe and Emerging Markets, although there was a decrease in the USA, which was impacted by a CDC stockpile withdrawal in the fourth quarter. Synflorix sales were also up, 4% to £398 million, mainly due to a strong tender performance in Emerging Markets.

Sales of our hepatitis vaccines fell 6% to £558 million, partly due to supply constraints affecting the US and Emerging Markets. Fluarix and FluLaval sales were down 9% at £215 million due to lower production levels for 2014 and increased competition. Cervarix sales declined 26% to £118 million in 2014, largely due to a fall in sales in Emerging Markets and Japan as well as increasing competitive pressures.

GSK Annual Report 2014 23

Pharmaceuticals and Vaccines continued

Deliver

In 2014, our R&D organisation delivered a number of new medicines and vaccines for patients and expanded treatment options through additional indications for several existing products. We also filed a number of late-stage assets with regulators and significant new assets progressed to final stages of development.

This progress gives us continued confidence that our pipeline of potential new medicines remains strong and sustainable, and can continue to deliver value for patients and GSK. In Pharmaceuticals and Vaccines we currently have around 40 new molecular entities (NMEs) in phase II/III clinical development.

Product approvals in 2014

Respiratory

Within respiratory, Anoro Ellipta, our once-daily medicine combining two bronchodilators – a long-acting muscarinic antagonist (LAMA), and a long-acting beta2 agonist (LABA) – in a single inhaler, was approved in Europe for chronic obstructive pulmonary disease (COPD). This followed its approval in the USA at the end of 2013. Incruse Ellipta, our first monotherapy LAMA, was approved as a once-daily treatment for COPD, including chronic bronchitis and/or emphysema, in the USA and Europe, and launched in the USA in the first quarter of 2015. Finally, Arnuity Ellipta, a once-daily inhaled corticosteroid medicine to treat asthma, was approved in the USA – the first asthma treatment from our new respiratory portfolio to have gained approval there. All these respiratory medicines are administered using our innovative, patented dry powder inhaler, Ellipta.

Oncology

Mekinist, our MEK inhibitor, gained European approval for the treatment of BRAF mutant metastatic melanoma – the first medicine in its class to be licensed in Europe. This oral targeted therapy also received approval in the USA, under the FDA’s accelerated approval process, for use in combination with Tafinlar, a previously approved oral targeted therapy. This accelerated approval is contingent on the results of a phase III trial, which is designed to evaluate the clinical benefits of the combination. Positive overall survival results were announced in February 2015 from the phase III COMBI-d study. These results will be submitted to regulatory authorities for review.

New indications were also approved by regulators for existing oncology medicines: Arzerra as a first-line treatment for chronic lymphocytic leukaemia, in combination with chemotherapy treatments in the USA and Europe; and Promacta in the USA as a treatment for severe aplastic anaemia.

HIV/AIDS

ViiV Healthcare gained EU approval for Tivicay (dolutegravir), an integrase inhibitor. This followed its approval in the USA in 2013. Approval was also given for Triumeq in the USA and Europe in 2014. Triumeq is a single-pill regimen for the treatment of HIV, combining dolutegravir with the nucleoside reverse transcriptase inhibitors (NRTIs) abacavir and lamivudine.

Diabetes

Tanzeum, a new GLP-1 treatment for type 2 diabetes, received approval in the USA offering a once-weekly injectable option for patients. The same product, under the name Eperzan, was also approved in Europe.

Other pipeline newsflow

Pharmaceuticals

Regulatory files were submitted in the USA and Europe for our first biologic in respiratory, mepolizumab, an investigational anti-IL5 monoclonal antibody administered every four weeks to treat patients with severe eosinophilic asthma. The same asset is also being evaluated in two phase III studies, one for the treatment of eosinophilic granulomatosis with polyangiitis (EGPA), a rare disease characterised by widespread inflammation in the walls of small blood vessels (vasculitis) and as an adjunctive therapy for adults who have severe COPD.

Breo Ellipta, our once-daily fixed dose combination of an inhaled corticosteroid (ICS) and a long-acting beta2 agonist, approved in the USA in 2013 for COPD, was filed in the USA as a treatment for asthma. We also announced the start of a phase III programme to evaluate the efficacy and safety of our ‘closed’ triple combination treatment of a ICS/LAMA/ LABA in patients with COPD, the first to evaluate a once-daily triple combination treatment of an inhaled corticosteroid and two long-acting bronchodilators in a single inhaler.

A phase III study began to evaluate the effects of losmapimod for acute coronary syndrome. Losmapimod is an inhibitor of p38 mitogen activated protein (MAP) kinase, an enzyme understood to play a central role in the acute inflammation that occurs during a heart attack. It is being developed as a short-term treatment to be administered as quickly as possible after a heart attack to reduce the risk of a subsequent cardiac event.

Darapladib, also an investigational cardiovascular medicine, was not successful in phase III studies and its development has been terminated.

Along with our partners MMV, we started a phase III study to investigate the safety and efficacy of tafenoquine – a single-dose investigational radical cure for Plasmodium vivax malaria. This form of the disease occurs primarily in South and South East Asia, Latin America and the horn of Africa.

In 2014 we also continued to pursue new indications for existing medicines. Within Oncology, a phase III study began, evaluating Promacta/Revolade in patients with myelodysplastic syndromes (MDS), a type of cancer in which the bone marrow does not make enough healthy blood cells. We also submitted regulatory files seeking additional indications for this medicine – severe aplastic anaemia in Europe and chronic immune (idiopathic) thrombocytopenia (ITP) in the paediatric setting in the USA. A phase III study of subcutaneous ofatumumab in patients with pemphigus vulgaris, a rare autoimmune skin disorder, also began.

We also submitted a regulatory file to the EMA, for a variation to the marketing authorisation for Volibris – our medicine for pulmonary arterial hypertension (PAH) – to include its use in initial combination therapy in PAH patients.

Alongside these advances, in our late-stage pipeline we also see significant potential for cabotegravir in HIV (see page 32 for more information); sirukumab, an anti-IL6 monoclonal antibody for rheumatoid arthritis; ‘863, our prolyl hydroxylase inhibitor for anaemia and an ex-vivo stem cell gene therapy treatment and potential cure for ADA-SCID, a rare disease affecting children. This would be GSK’s first product using cell and gene therapy technology, a fast-moving area of science and one which, we believe, has the potential to deliver a number of transformational medicines.

Vaccines

Within our Vaccines business, we announced pivotal phase III study results for our shingles candidate vaccine (HZ/su) that showed it reduced the risk of shingles by 97.2 % in adults aged 50 years and older compared with placebo. The study, which started in August 2010, is ongoing in 18 countries and involves more than 16,000 individuals. We are now evaluating the filing strategy for this vaccine.

24 GSK Annual Report 2014

We reached a major milestone in the development programme of our malaria candidate vaccine, RTS,S, with the submission of a regulatory file in July to the European Medicines Agency. (see case study).

Since the Ebola crisis began in March 2014, GSK has been working closely with the World Health Organization (WHO), regulators and other partners to respond to the outbreak and to accelerate development of our investigational Ebola vaccine. We are also contributing to the overall humanitarian effort and taking steps to support the small number of employees we have in the region. In phase I studies, our investigational Ebola vaccine demonstrated an acceptable safety profile and produced an immunological response in healthy adult volunteers. It is now being tested in a large phase III clinical trial sponsored by the US National Institutes of Health (NIH) in Liberia.

In April, we announced our decision to stop development of an investigational MAGE-A3 antigen-specific cancer immunotherapeutic for the treatment of non-small cell lung cancer, after a phase III study failed to meet its efficacy endpoints. Following a strategic review of our vaccines immunotherapeutics unit which included all available data, developments in the current environment and the investigation of additional technologies, we decided not to pursue any new research efforts in antigen specific immunotherapy.

Early-stage pipeline

In Pharmaceuticals we continue to see substantial improvements in the novelty of our early-stage Pharmaceutical research programmes with over 80% of our preclinical to phase II NME projects having novel mechanisms of action. We are developing multiple early-stage assets in therapeutic areas where we see significant opportunity. In immuno-inflammation, and specifically in diseases such as rheumatoid arthritis, inflammatory bowel disease and psoriatic arthritis, we have multiple assets in development including a GM-CSF monoclonal antibody; a number of RIP 1 and 2 kinase inhibitors and an IL-7 receptor monoclonal antibody. In immuno-oncology, we have a range of assets targeting haematological cancers and solid tumours including OX-40, iCOS, and TLR-4 as well as a cell therapy partnership with the biotechnology company Adaptimmune. In cancer epigenetics we have three clinical programmes addressing the BET-i, EZH2 and LSD-1 targets.

Submitting regulatory application for our candidate malaria vaccine

In July, we reached a major milestone with the submission of a regulatory application for our candidate malaria vaccine, RTS,S, to the European Medicines Agency (EMA). This is a key moment in GSK’s 30-year journey to develop the world’s first malaria vaccine. This submission follows our 2013 announcement of phase III data showing that RTS,S almost halved the number of cases of clinical malaria in young children (aged 5-17 months at first vaccination) in the 18 months after vaccination.

RTS,S is intended exclusively for use against the Plasmodium falciparum malaria parasite, which is most prevalent in sub-Saharan Africa (SSA). Around 90 % of estimated deaths from malaria occur in SSA, and 77 %of these are in children under the age of five.

To date there is no licensed vaccine available for the prevention of malaria. If a positive opinion from the EMA is granted, the World Health Organization has indicated that a policy recommendation may be possible by the end of 2015. A positive opinion from EMA will also be the basis for marketing authorisation applications (NRAs) in SSA.

RTS,S’s development involved one of the biggest vaccine trials ever conducted in Africa. While a number of additional steps still need to be completed, we anticipate that the vaccine could be available for implementation in early adopter SSA countries in 2017.

GSK has invested hundreds of millions of dollars to date in RTS,S and the programme has also received funding from the Bill & Melinda Gates Foundation, while the international non-profit organisation PATH has contributed financial, scientific, managerial and field expertise to the development of RTS,S. We have committed that the price of RTS,S will cover the cost of manufacturing the vaccine together with a small return of around 5% that will be reinvested in R&D for second generation malaria vaccines, or vaccines against other tropical diseases.

GSK Annual Report 2014 25

Pharmaceuticals and Vaccines continued

In Vaccines we continue to integrate some early-stage assets following our acquisition of the biotechnology company, Okairos, in 2013. The novel adenovector platform has shown potential in diseases such as Ebola, hepatitis C and respiratory syncytial virus (RSV). RSV is one of the remaining paediatric infectious diseases for which a vaccine does not yet exist and recent phase I data for our vaccine candidate demonstrated the value of further exploratory work.

Pharmaceuticals R&D approach

Our Pharmaceuticals R&D business is a dynamic organisation which we believe has built a sustainable pipeline of innovative new medicines through its focus on cutting-edge science.

We are highly selective with our R&D investments and concentrate only on areas where we believe the science presents us with opportunities most likely to deliver significant medical advances. It is essential that we continue to challenge the areas in which we work. Recognising this, in 2014, we announced a programme to further sharpen the focus of our R&D activities, eliminating areas of low probability of success. We also announced plans to change our geographical R&D footprint by bringing our significant R&D operations together into two global centres – one in Philadelphia in the USA and the other in the Stevenage area of the UK. We believe this is vital to enable our scientists to work in world-class facilities.

Collaborating with external partners has become a critical component of our R&D strategy in recent years. We are now involved in more partnerships with external companies, individuals and academics than ever before, which enables us to access and increase our understanding of new areas of science and to share the risk of development.

Our Pharmaceuticals R&D business employs approximately 10,000 people. In 2014, our Pharmaceuticals core R&D expenditure was £2.5 billion, a decline of 4% compared to the previous year, resulting from execution of changes leading to continued efficiency improvements.

Early-stage research

In early-stage research (drug discovery) the crucial first step in exploring new medicines – and one of the greatest challenges – is to identify the biological mechanisms involved in the development of diseases. We then create small molecules or biopharmaceuticals that interact with these disease targets, ultimately leading to new medicines. Through our own research and working with external scientists we are making progress improving our understanding of disease targets, and believe this will improve the success rate for discovering new medicines (see case study on p27).

Our Discovery Performance Units (DPUs) are responsible for discovery and development of potential new medicines through to early-stage clinical trials (up to the completion of phase IIa). We have over 30 DPUs, each with between 5 and 70 scientists working on a particular disease pathway or area of science.

These nimble, personalised units are a fundamental step away from the traditional hierarchical R&D business model and help us to maintain flexibility in our research investment, while focusing on the most promising scientific opportunities. They have their own budget and so greater accountability for their projects. Progress against DPU business plans is regularly reviewed by the Discovery Investment Board (DIB), a group from senior R&D and commercial management, alongside external individuals with life science investment expertise and an understanding of payer perspectives.

Late-stage development

When a compound has demonstrated a potential proof of concept for how it works, we must decide whether to advance it into later-stage development. Our Portfolio Investment Board (PIB) assesses the technical, commercial and investment case for each project to progress in development.

26 GSK Annual Report 2014

This stage is called ‘commit to medicine development’ and typically takes place after phase IIa trials, when the compound is tested in a small number of patients with a particular condition or disease. Then there are phase III studies, which are larger-scale studies in patients to further examine the compound’s efficacy and safety, often at different therapeutic doses to determine which may be most appropriate. If all of these stages are successful, we use the results of these studies combined with other key scientific information to submit a regulatory file for review and possible approval with regulatory agencies.

At the same time, we work to optimise the compound’s physical properties and its formulation so that it can be produced efficiently and in sufficient quantities through the manufacturing process. In some cases, our research may include developing new inhalers or other devices to deliver these medicines.

The responsibility for guiding an investigational medicine through these later stages of development to filing rests with our Medicines Development Teams (MDTs), which are small units of 6 to 10 people.

In Pharmaceuticals we now have 25 new molecular entities (NMEs) in phase II/III clinical development.

Governance

The length of time and costs involved in drug discovery and development make it essential that we are highly selective in where we invest and focus our resources. The R&D Executive Team has oversight of strategic issues and overall budget management across R&D, and a number of governance boards manage investment decisions through the life cycle of R&D and early commercialisation. These investment decisions begin during the discovery phase, with the DIB, and continue in the PIB as described earlier.

PIB is co-chaired by the President of Pharmaceutical R&D and the President of Global Pharmaceuticals, and also includes the heads of each Pharmaceutical region along with the head of global manufacturing and legal counsel.

Additional governance committees also assess technical, scientific, commercial and investment decisions for projects through development, into commercial operations, and once a new medicine has launched.

Harnessing advances in technology to drive drug discovery and development

We continue to build scientific and technical capabilities that enable us to make better decisions earlier in drug discovery and development, increasing our probability of success and reducing our attrition rate. We have significantly improved the proportion of high quality drug candidates that progress to clinical development by ensuring we select the best candidates and prioritising resources to progress the most promising potential medicines.

We are also capitalising on major technology advances to help our researchers take the crucial first step in exploring new medicines – finding where to start. In 2014, we launched the Centre for Therapeutic Target Validation (CTTV) with the European Bioinformatics Institute and the Wellcome Trust Sanger Institute – a pioneering research initiative harnessing ‘big data’ and genome sequencing to improve the success rate for discovering new medicines.

Currently, an estimated 90% of compounds entering clinical trials never reach patients as medicines. This is often because the biological target for a drug is not well understood – one of the greatest challenges in drug discovery. We need to understand better the mechanisms in our body related to disease to improve how we can develop the most effective medicines.

CTTV scientists are combining their expertise to explore and interpret large volumes of data with the aim of improving our ability to define the biological targets in a range of diseases. The Wellcome Trust Sanger Institute is contributing its unique understanding of the role of genetics in health and disease. The European Bioinformatics Institute is integrating huge streams of experimental data to create bioinformatics insights. We are contributing expertise in disease biology, translational medicine and drug discovery. We have also made a multi-million pound contribution to fund an initial wave of projects.

Investment in R&D

Focus on productivity

We remain committed to improving productivity in R&D, so we can develop more innovative new products with greater efficiency.

Our R&D investment decisions are based on where we see the best opportunities, having considered patient need, the market opportunity and scientific understanding. We believe this is more effective than determining investment requirements on the basis of a fixed proportion of sales.

R&D productivity is a key challenge for our industry and we believe it is important to provide a greater level of transparency regarding R&D decision making and our R&D returns.

This rate of return for R&D is determined by assessing the costs involved in discovering and developing late-stage pipeline projects against the profits of medicines and vaccines as they are approved and launched.

In 2010, we calculated that our estimated R&D internal rate of return (IRR) was 11% and stated a long-term aim of increasing this to 14%.

We continue to improve the financial efficiency of our R&D and in February 2014 announced an estimated IRR of 13%. We continue to target 14% on a longer-term basis.

Our estimated IRR is an important measure of our financial discipline and our strategic progress to improve the economics of R&D. It also underpins our strategy to create more flexibility around the pricing of our new medicines.

Calculation of our most recent IRR for 2013 included products launched from 1 January 2012 to 31 December 2013 and compounds that were in phases IIb and III of the development process at year-end 2013. The calculation was based on actual sales from 2011 to 2013, and forecast sales up to 2034, adjusted to reflect expected failure rates, which are broadly in line with standard industry failure rates. The cost base used in this calculation comprised an estimate of attributable R&D costs, and actual and projected milestone payments where appropriate.

GSK Annual Report 2014 27

Pharmaceuticals and Vaccines continued

Vaccines R&D approach

Our vaccine R&D work focuses on discovering and developing new prophylactic and therapeutic vaccines to help protect and treat people against infectious diseases, cancers and chronic disorders. We also look at life cycle management to maximise the potential of existing vaccines, through broadening their geographic availability, and advancing their formulation. This approach allows us to increase the value our products can bring, by extending their reach and adapting them to ensure they meet the needs of patients.

We manage and prioritise our investment decisions to best meet the needs of our customers and help address some of the remaining global health challenges. Our core vaccine R&D investment in 2014 was £443 million, down 6% against 2013, this reflects our decision to stop development of MAGE-A3 (see page 25). We have more than 2,000 scientists working across our vaccine R&D organisation and currently have 14 vaccines in development for a range of diseases.

We also continue to explore the potential of some early stage assets acquired from Okairos in 2013. The novel adenovector platform complements our existing vaccine adjuvant technology and expertise, enabling us to continue our work developing the next generation of vaccines and may allow for the tackling of new diseases.

Discovery and development

The discovery and development of a new vaccine is a complex process that typically takes between 10 and 12 years. Vaccine discovery begins by identifying new antigens, which are specific structures on pathogens (viruses, bacteria or parasites) or on cancer cells that are recognised by the immune system. We then produce these pathogens in yeast, bacteria or mammalian cells and genetically manipulate them so that they can be purified and formulated into a vaccine. It is the antigen that creates the body’s immune response.

In some cases, formulation of the vaccine involves mixing antigens with GSK proprietary adjuvant systems. We use adjuvants to improve the immune system’s response to antigens contained in vaccines and we have been innovating in the area of adjuvant systems for more than 20 years. The formulations of candidate vaccines are usually a combination of several antigens, and the final composition of the vaccine (antigens and adjuvant) may change over time.

Governance

There are several key decision points in the vaccine development process: commit to research (decide to initiate full research programme) commit to candidate development (decide to invest resources towards exploring potential of vaccine in number of clinical trials); commit to early clinical development (phase I and II), commit to phase III; commit to registration and launch.

Oversight of these key decisions rests with two bodies. The Vaccine Development and Commercial Board (VDCB) and the Vaccine Investment Board (VIB).

The VDCB reviews the research and development project strategy and advises on its scientific, technical and commercial opportunity assessment. It has an overall view of both early, advanced and life cycle development projects. All VDCB ‘recommendations to progress’ projects from one stage to the next are submitted to the VIB.

The VIB is co-chaired by our President of Vaccines and the Chairman for Global Vaccines. This board makes the final decision on whether to invest in a project, by evaluating the VDCB’s recommendation alongside public health benefit, business opportunity, development costs and risks, project timing and overall evolution of our portfolio of vaccines.

28 GSK Annual Report 2014

Pharmaceuticals and Vaccines continued

Late-stage pipeline

Our pipeline remains extensive. A summary of Pharmaceuticals and Vaccines in phase III and regulatory is set out below. A more comprehensive list of our medicines and vaccines in phases I to III of development is available on pages 225 to 228.

Compound	Indication	US	EU

Respiratory

Relvar/Breo Ellipta (FF/VI)	Asthma	Filed June 2014	Approved Nov 2013

vilanterol (VI)	COPD	Ph III	Ph III

mepolizumab	Severe eosinophilic asthma	Filed Nov 2014	Filed Nov 2014

	COPD	Ph III	Ph III

FF+UMEC+VI	COPD	Ph III	Ph III

Vaccines

Nimenrix (MenACWY)	MenACWY prophylaxis	Ph II	Approved Apr 2012

MAGE-A3	Melanoma	Ph III	Ph III

Herpes zoster	Shingles prophylaxis	Ph III	Ph III

Mosquirix (RTS,S)	Malaria prophylaxis	n/a	Filed July 2014

Oncology

Arzerra (ofatumumab)	CLL (relapsed/relapsed maintenance)	Ph III	Ph III

	NHL (FL)	Ph III	Ph III

Mekinist (trametinib) + Tafinlar (dabrafenib) in combination use	Metastatic melanoma	Approved Jan 2014	Ph III

	Adjuvant melanoma	Ph III	Ph III

Promacta/Revolade	Myelodysplastic syndrome (MDS)	Ph III	Ph III

	Severe aplastic anaemia	Approved Aug 2014	Filed Nov 2014

Cardiovascular and Metabolic

retosiban	Threatened pre-term labour	Ph III	Ph III

losmapimod	Acute coronary syndrome (ACS)	Ph III	Ph III

Immuno-inflammation

Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III

Benlysta (i.v.)	Vasculitis	Ph III	Ph III

sirukumab	Rheumatoid arthritis	Ph III	Ph III

Rare Diseases

2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	Ph II/III	Ph II/III

mepolizumab	Eosinophilic granulomatosis with polyangiitis (EGPA)	Ph III	Ph III

Infectious Diseases

tafenoquine	Treatment and relapse prevention of Plasmodium vivax malaria	Ph III	n/a

Dermatology

ofatumumab (s.c.)	Pemphigus vulgaris	Ph III	Ph III

GSK Annual Report 2014 29

Pharmaceuticals and Vaccines continued

Simplify

We are committed to reducing complexity in our business. This helps us be more efficient and allows us to respond to the needs of patients and consumers more quickly and effectively.

Over the last few years we have undertaken a broad range of restructuring and simplification programmes across the Group which have both reduced operational complexity and delivered a total of £3.5 billion in annual savings to date.

Reshaping our business

We have identified significant simplification and synergy opportunities for our Consumer Healthcare and Vaccine businesses when the proposed Novartis transaction completes. We are targeting total annual savings from the transaction of £1 billion by the fifth year from closing, including those related to oncology. We expect approximately 50% of this to be delivered by year three.

We are also undertaking a restructuring programme to refocus our global Pharmaceuticals business following the divestment of our oncology products and the changing dynamics in the US respiratory market and cost base. This will rescale our commercial operations, global support functions and relevant R&D and manufacturing across Pharmaceuticals and is intended to improve our performance by establishing a more streamlined and agile business. We expect it to deliver annual cost savings of £1 billion over three years, with 50% of this expected in 2016.

As part of this programme we will reshape our global Pharmaceutical operations to create two franchises: Respiratory and Speciality Pharmaceuticals, which will sit alongside our Established Products Portfolio and other global businesses. The Respiratory franchise will continue to focus on our existing and emerging respiratory portfolio, while the newly created Specialty Pharmaceuticals business will comprise the late-stage pipeline assets and newly launched global medicines in Cardiovascular, Metabolic and Neurosciences (CVM&NS), Immuno-inflammation & Infectious Diseases (II-ID), Oncology discovery and Dermatology. This will create a leaner commercial operation, simplify processes and eliminate duplication.

Manufacturing and supply

GSK has 43 pharmaceutical and 14 vaccine sites in 26 countries making Pharmaceutical and Vaccines products, with more than 27,000 people involved in manufacture and supply activities.

Within our Pharmaceuticals and Vaccines manufacturing organisations, our aim is consistently to deliver outstanding quality, service and value to our patients and customers.

During 2014, the sales performances of certain pharmaceuticals and vaccines were impacted by supply constraints.

Manufacturing network

We continue to review our global pharmaceuticals manufacturing and supply network to ensure effectiveness and efficiencies.

During the year, we continued to invest in our network to ensure capacity in key areas. For example, in respiratory, we have committed to build a new manufacturing facility in Montrose, Scotland, to provide additional capacity for our newest products, Relvar/Breo Ellipta, Anoro Ellipta, Incruse Ellipta and Arnuity Ellipta. In antibiotics, we continued to invest in manufacturing capacity for both active ingredients and the finished products.

In 2014, the site at Notre Dame de Bondeville in France left the network, a change that was announced in 2013.

End-to-end supply chain

Our end-to-end supply chain programme, which began in 2013, is designed to reform and simplify our supply chain. In 2014, we introduced processes to improve coordination across each stage of production from sourcing and manufacturing to more efficient delivery of our products to patients and consumers.

In 2014, we introduced the GSK Production System (GPS) across our Pharmaceutical manufacturing sites. The GPS is a standard way of working to identify and eliminate the root causes of accidents, defects and waste. This standardised way of working will improve our processes and performance. For example, at our site in Cairo, Egypt, deployment of the programme has resulted in a 26% increase in production with a decrease in manufacturing interruptions of more than 40%.

Common processes

Across our Pharmaceuticals and Vaccines business we continued to streamline core processes and boost efficiency. A key step has been the establishment of our Core Commercial Cycle programme – a key enterprise-wide planning and decision-making process which brings together commercial, finance and supply chain to ensure we can meet the expected demand for our products.

Consolidation of our supply base also helps to simplify our Pharmaceutical manufacturing and supply chain operations and during 2014 we reduced the number of third-party suppliers who manufacture medicines on behalf of GSK, by a further 8%, compared with 2013. We have also continued to reduce complexity in our supply base by standardising specifications for goods and materials that we buy and pursuing integrated sourcing processes.

We continued our initiative to reduce the complexity of our Pharmaceutical product portfolio, which allows us to simplify both supply chain and commercial operations and reduce risk and complexity while increasing service levels. In 2014, we achieved a 19% reduction (against our 2012 baseline) which equates to more than 4,000 discontinued packs.

Commitment to quality

We are strongly committed to meeting the highest quality standards through stringent quality control and quality insurance processes. Our medicines and vaccines are manufactured according to current Good Manufacturing Practice (cGMP) regulations, the approved file which includes our commitments to the authorities and our own internal quality standard procedures. Two GSK sites (at Cork in Ireland and Ste. Foy in Canada) received warning letters from the US Food and Drug Administration (FDA) this year. We are taking comprehensive actions to resolve these issues.

Procurement

Our procurement organisation continues to support the delivery of greater value from our external expenditure. The procurement savings performance on core external operating expenditure increased by 19% in 2014 from 2013. Additionally, in September, we launched category councils comprising business, finance and procurement leaders to further enhance our procurement process and accelerate performance. This will drive the right rigour in buying decisions, help strengthen our relationships with those external partners who are a critical part of our business and modify processes that are causing inefficiencies.

30 GSK Annual Report 2014

Pharmaceuticals and Vaccines ViiV Healthcare

The growing dolutegravir-based HIV portfolio that includes Tivicay and Triumeq contributed to a very strong year for ViiV Healthcare.

ViiV Healthcare is a specialist global HIV company delivering advances in treatment and care for people living with HIV. Established in 2009, and majority-owned by GSK, with Pfizer and Shionogi as the other shareholders, the company focuses 100% on HIV. ViiV Healthcare delivered a very strong performance in 2014 and, having proven its ability to deliver as a standalone company, GSK has announced its intention to explore the potential to undertake an initial public offering of a minority share of the ViiV Healthcare business.

Around 35 million people worldwide are still living with HIV, according to latest available figures from UNAIDS, and 1.5 million died from AIDS-related causes in 2013. However, global efforts have helped to reduce the rate of new HIV infections by 38% since 2001 and AIDS-

related deaths by 37% since 2005. Today, the disease is most	Increasing access to HIV treatments

prevalent in sub-Saharan Africa with some 5% of the adult population infected. With nearly 90% of all people infected with HIV living in low-income countries and sub-Saharan Africa, increasing access to treatment is a priority.

Grow

ViiV Healthcare turnover for 2014 was up 15% at £1.5 billion. Growth generated by Tivicay and Epzicom/Kivexa, together with the newly launched Triumeq, more than offset the impact of generic competition to older ViiV Healthcare products, including Combivir and Trizivir. Core operating profit grew 20%. ViiV Healthcare’s growth is outpacing the HIV global market growth of 12%. ViiV Healthcare’s core operating profit includes R&D costs, and excludes non-core items such as the contingent consideration payable to Shionogi in relation to sales of Tivicay and Triumeq.

Tivicay recorded sales of £282 million in 2014. Uptake of Tivicay has led the industry in the USA and other markets including Germany and Japan, compared with recent HIV medicine launches. Sales of Triumeq, the new single-pill treatment that was launched in the USA in August and in some European countries in September, were £57 million in 2014. Epzicom/Kivexa (abacavir, lamivudine) grew by 8% to £768 million and Celsentri/Selzentry (maraviroc) was flat at £136 million.

Access to HIV treatments is a major focus for ViiV Healthcare. During 2014, the company supported people living with HIV in 139 countries through a variety of approaches, to address the needs of people living with HIV in different parts of the world.

The company offers royalty-free voluntary licences and access pricing in all low-income and least-developed countries and in all sub-Saharan Africa countries, where 70.5% of all people with HIV currently live. For middle-income countries, ViiV Healthcare takes a case-by-case approach based on the burden of the disease and GDP per person. All its medicines, including those in the pipeline and new treatments such as Tivicay and Triumeq, are covered by this access policy.

In April, just months after approval of Tivicay in the EU and USA, ViiV Healthcare announced new collaborations with the Medicines Patent Pool (MPP) to increase access to dolutegravir in the countries where 99% of the children and 93.4% of adults with HIV in the developing world live.

For adults, the MPP collaboration includes two approaches. First ViiV Healthcare will apply the established royalty-free voluntary licensing to dolutegravir. Second, for specific middle-income countries including India, the company has established the first-ever MPP licence with a tiered royalty structure, where a country pays only a small percentage of the sale price based on GDP.

For children, ViiV Healthcare has granted MPP a voluntary licence in 121 countries for generic manufacturers to develop paediatric formulations of dolutegravir without paying a royalty.

In 2014, the company continued to support more than 300 community projects worldwide through Positive Action, Positive Action for Children Fund, Positive Action Southern Initiative and the Paediatric Innovation Seed Fund.

GSK Annual Report 2014 31

Pharmaceuticals and Vaccines ViiV Healthcare – continued

Regionally, sales in North America grew 28%, driven by strong performances of Tivicay and Triumeq as well as continued growth from Epzicom. Tivicay and Triumeq are performing strongly in the dynamic segments (patients initiating and switching therapy), achieving a joint 18% share of treatment in naive patients, and 31% in switch patients.

In Europe, for the first time since ViiV Healthcare’s creation, sales are growing faster than the market as a result of the excellent performance of Tivicay (approved in January 2014 and achieving reimbursements in most European markets), the successful initial uptake of Triumeq in countries where it has been launched, and the continued growth of Kivexa.

In the International region, sales also grew owing to the growth portfolio of Celsentri, Kivexa and Tivicay, which now contribute over two-thirds of the region’s revenue. Japan and Australia, which launched Tivicay in the second half of the year, have seen particularly impressive sales performances.

Deliver

There were important regulatory approvals for our dolutegravir-based portfolio during the year. Tivicay (dolutegravir) was approved in the EU in 2014 following its US approval in 2013. Triumeq, combining dolutegravir with two nucleoside reverse transcriptase inhibitors (NRTIs), was also approved in the USA and EU in 2014.

The innovative antiretroviral treatment, Tivicay, is an integrase inhibitor used with other antiretroviral medicines for treatment of adults and adolescents living with HIV. Tivicay’s clinical development programme included people living with HIV who were new to treatment (naive), as well as those who had already been treated with other HIV medicines (experienced) and those who were infected with a virus that had developed resistance to previously available integrase inhibitors. The WHO has cited dolutegravir as one of the long-term developmental priorities for child antiretroviral treatments.

HIV treatment regimens often combine three different antiretrovirals to improve convenience for patients. Triumeq is the only drug to combine dolutegravir and NRTIs, abacavir and lamivudine, in a single-pill regimen.

ViiV Healthcare entered a collaboration with Janssen in 2014 to develop a two-drug single tablet combining dolutegravir with Janssen’s rilpivirine, a non-nucleoside reverse transcriptase inhibitor. The research will compare the efficacy of this two-drug regimen compared to a three-drug regimen, in maintaining viral suppression for patients already virally suppressed on a three-drug regimen.

In 2014, we also began two phase II studies on the experimental long-acting injectable integrase inhibitor, cabotegravir, previously known as GSK744. One of these studies is investigating the potential of cabotegravir for prevention in HIV negative men, the other, in combination with long-acting rilpivirine, for the treatment of people living with HIV. Cabotegravir offers the possibility of treatment via injection and might allow people to switch from daily oral use to a monthly (or potentially less frequent) form of treatment.

Simplify

The decision to create ViiV Healthcare as a company with a 100% focus on HIV has allowed everyone in the company to be totally dedicated to innovating for, and making a difference to, people living with HIV.

ViiV Healthcare has also maintained a nimble model through which, while being a specialist organisation focused on its core capabilities, it relies on relationships with its three shareholders, in particular GSK, allowing them to operate in a simplified operating model.

Combining this model with a lean management structure globally and locally, the company has reduced complexity and maximised efficiency. ViiV Healthcare pays for the services provided by the three shareholders under arms-length contracts.

This model extends to how the organisation conducts research in partnership with GSK’s HIV Discovery Performance Unit, pharmaceutical and biotech companies, as well as academic researchers.

32 GSK Annual Report 2014

Consumer Healthcare

Strong innovation and a focus on geographic

expansion and new routes to market have

led to continued growth in several key categories.

GSK’s Consumer Healthcare business is already among the largest in the world. Our products reach millions of people every day in more than 100 countries, with top-selling brands including Sensodyne, Panadol and Horlicks.

Across our four categories of Wellness, Oral health, Nutrition, and Skin health, our brands exist to help people to do more, feel better and live longer.

Our Wellness category focuses on pain management, respiratory health, gastrointestinal health and smokers’ health. Panadol is the top-selling paracetamol brand globally and Tums is the #1 antacid brand in the USA.

We are the global leader in specialist Oral health, with leading positions in Sensitivity (Sensodyne), Acid Erosion (Pronamel), Denture Care and Gum Health.

In Nutrition, our Horlicks brand – over 140 years old – is the leading nutritional supplement in the Indian subcontinent.

Finally, our Skin health brands Abreva and Zovirax hold leading positions in some of the world’s largest markets.

Our focus is to combine the best of our pharmaceutical and Fast Moving Consumer Goods (FMCG) capabilities to become the world’s first and best, Fast Moving Consumer Healthcare (FMCH) company, driven by science and values. To realise this vision, we are implementing a strategy with five key growth levers:

¡    Building category defining brands our consumers love. This means building strong global brands with leadership positions.

¡    Improving lives through scientific innovation with a strong pipeline of new products.

¡    Becoming first choice for shoppers, retail partners and experts.

¡    Delivering high quality products at the right time and cost.

¡    Living our values and developing our people in a high performance culture.

In April, we announced a proposed major three-part transaction with Novartis, which once completed, will create a new joint venture Consumer Healthcare Company with significant scale and reach making it one of the world’s largest Consumer Healthcare companies, operating in markets estimated to grow at approximately 3-4% per annum over the next five years.

The new GSK Consumer Healthcare business will be geographically well matched with a strong presence in the US, emerging markets and in the CIS, Central and Eastern Europe. The combined business will be a world leading Consumer Healthcare company with number one positions in specialist oral health and in OTC across 36 markets

Flonase Allergy Relief – expanding access to proven medicines

Our Consumer Healthcare business is focused on helping more people all over the world to improve their everyday health.

One way we are doing this is by making our prescription medications (Rx) more easily available to consumers by switching them to over-the-counter (OTC) products – an ‘Rx to OTC switch.’ By removing the need for people to see their healthcare professional in order to get the medicines they need, these switches can reduce the overall cost of healthcare. In addition, Rx to OTC switches can enable people to manage a variety of everyday health conditions themselves.

Over the past 20 years we have drawn on the specialist knowledge of the scientists and researchers in both our Consumer Healthcare and Pharmaceuticals businesses to make these switches possible, expanding access to widely-used products for Smokers’ health, Weight loss, Skin conditions and Pain.

We have now used our strong heritage and scientific strength in discovering and developing respiratory products used by patients worldwide to bring prescription Flonase to consumers in the USA as an over-the-counter medicine.

Flonase contains the #1-prescribed allergy treatment ingredient as an OTC treatment for temporary relief of the symptoms of hay fever or other upper respiratory allergies. It is the first and only OTC nasal spray that provides relief of both nasal and ocular symptoms. Flonase inhibits six key substances that are part of the allergic response, unlike most common OTC allergy pills that target one histamine alone.

In the USA, some 50 million people suffer from serious nasal allergies, and an estimated 70% of them treat their symptoms with prescription or OTC treatments. However, half of these sufferers report they are not completely satisfied with their current method of treatment, presenting a significant opportunity for GSK to provide an additional new option to consumers.

We expect Flonase Allergy Relief to be a growth driver for the Consumer Healthcare business in 2015, and to provide a well-established allergy treatment to consumers as we continue to launch the brand as an OTC product in more markets.

GSK Annual Report 2014 33

Consumer Healthcare continued

and leading positions in skin health and family nutrition with key brands like Sensodyne, parodontax, Polident, Voltaren, Theraflu, Panadol, Otrivin, Horlicks, Zovirax and Abreva. In total, the new company will have 19 major brands each with annual revenues in excess of US$100 million.

Approximately half of the business will be OTC medicines creating the world’s #1 OTC business. The other half of the new company will comprise FMCG brands in the areas of Oral health, Nutrition and Skin health. With increased speed to market and investment in new products, this business will have greater opportunities to deliver revenue growth consistently above market rates.

Grow

Overall, Consumer Healthcare turnover was down 1% at £4,336 million in 2014. This was primarily a result of supply disruptions, however we began to see early signs of supply recovery in the fourth quarter, with growth of 2% generating positive momentum for the business as we move into 2015.

Category performance

Oral health sales grew 4% to £1,797 million. This was driven by strong growth of Sensodyne in Sensitivity and acid erosion which was up 11% and Gum health which grew 11%. In 2014, Sensodyne maintained its leading position in the sensitive teeth category, and consumption grew ahead of the market in all regions. Growth was seen across both emerging and developed markets with most notable successes in China and North America. Sensodyne Repair & Protect and Sensodyne Complete were key drivers in this growth. A combination of strong brand innovation and a successful marketing approach using dentist testimonials continues to drive the brand’s success.

Our Nutrition category grew 10% to £633 million, led by Horlicks and Boost which grew 11% and 9% respectively, reflecting a strong innovation-driven performance and continued focus on expanded rural distribution in India. Our leading UK protein brand, MaxiNutrition, was up 10% driven by strong innovation and increased distribution.

In Wellness, sales were down 7% to £1,596 million, impacted significantly by supply particularly in Smokers’ Health. Our Gastro-intestinal products grew 4% and even though we were impacted by some supply constraints, ENO saw very strong growth in Emerging Markets, especially in India and Brazil. Pain management grew 2% driven by double-digit growth of Fenbid in China, but offset by some supply interruption to Bactroban in China.

Skin health sales were down 11% to £310 million driven primarily by Bactroban supply interruption in China. Physiogel sales were up 10%.

Regional performance

At a regional level, the US business declined 8% to £836 million, impacted by supply disruptions primarily in Wellness. Oral health grew 4% led by very strong sales of Sensodyne and the successful launches of Pronamel Multi-Action and Sensodyne Repair & Protect.

In Europe, sales fell by 5% to £1,242 million. This was due to a combination of factors including supply, competitive pressures particularly in Oral health, and political disruption in Central and Eastern Europe, where market growth rates slowed during the year.

Our Rest of World markets including India, China, Latin America, Middle East and Africa were up 4% to £2,258 million despite an overall slowdown in emerging markets. Of particular note was our India business which grew 12% during the year. Here, we executed a successful re-stage of Horlicks focusing on its increased nutritional benefit if consumed every day and an improved formula which dissolves more easily in hot and cold milk. We also launched a new variant, Horlicks Kesar Badam (Saffron & Almond) in India, specifically designed to meet the unique tastes of Indian consumers. We continue to focus on new routes to market, expanding our distribution model to better reach rural consumers with products from across our brand portfolio. This is helping to maintain Horlicks’ position as India’s leading nutritional supplement. Latin America sales were up 4% with strong performances in Oral health and Wellness.

Deliver

Our ‘innovation’ portfolio – comprising new products or unique line extensions launched in the last three years – is critical to the growth of our Consumer Healthcare business.

We are focused on creating a continued pipeline of new, scientifically differentiated products across our four categories, launching over 50 new-to-market products throughout the year. In 2014, our innovation portfolio accounted for 12% of our Consumer Healthcare global sales and we invested £159 million in core Consumer Healthcare R&D.

Our key innovation launches in 2014 included Horlicks Kesar Badam, Sensodyne True White, Sensodyne Complete, Pronamel Multi-Action and Fenbid 400mg sustained release.

Other major contributors to our innovation sales, include Sensodyne Repair & Protect, NiQuitin Flash Strips, Panadol Extra, Panadol Advance and Zovirax Duo.

We continue to benefit from the scientific strengths of our Pharmaceutical business. The US FDA approval of Flonase Allergy Relief allergy spray for OTC use was based on a New Drug Application (NDA) which included data from over 43 clinical studies and global post-marketing experience from prescription and non-prescription markets.

As part of our focus on ensuring consumers are at the heart of our business, this year we invested in the roll-out of a new fully-integrated platform for single point of consumer contact across phone, social media and digital. This will allow us to listen better and interact with our consumers and to gather insights which will ultimately drive product improvement, marketing strategy and innovation. In 2014, we deployed this new platform in 47 countries, collecting nearly two million data points which led to the creation of multiple new marketing and promotional campaigns.

During the year we began the process of adding the GSK branding to all of our Consumer Healthcare products and to our advertising and promotional materials. Research has shown this work has proven value for our brands. We expect the majority of our product packaging to carry the GSK branding by the end of 2015.

34 GSK Annual Report 2014

Simplify

We have faced challenges during the year with several of our Consumer Healthcare manufacturing sites primarily in North America. However, affected supply lines are now fully operational and we expect to see increasing benefit from resumption in supply during 2015.

We have undertaken a comprehensive operational review of our supply network and are investing heavily in a multi-year programme to ensure future sustainable supply including improvements in systems and capacity, more training for our people and addition of new roles, particularly in key areas such as quality and engineering. We are also working to reduce our exposure to single source supply.

In 2014, we continued to roll-out GSK’s commercial Enterprise Resource Planning (ERP) system across the Consumer Healthcare business. This new platform allows us to make better commercial decisions and drive financial efficiencies as we standardise and consolidate data, forecast and plan on the same system, save time and money on system maintenance and upgrades, and become more efficient in how we do business with our customers. With 11 Consumer Healthcare markets added in 2014, 26% of global consumer healthcare revenue is now on the system and we expect to fully complete the roll-out by 2020.

In order to deliver high quality products to our customers at the right time and cost, we are focusing on reducing the number of packs within our product portfolio. This provides shoppers with simpler and easier choices based on clear brand propositions.

It also simplifies our supply chain resulting in easier and better forecasting, less inventory resulting in lower warehousing costs, increased capacity in our factories and lower cost of goods. In 2014, we achieved a net pack reduction of 14%.

Going forward, we also expect to deliver an estimated total annual cost saving of £400 million as a result of the proposed Novartis transaction. The delivery of these savings is phased over five years with 50% being achieved by year three.

Our innovative approach to rural distribution in India

In Consumer Healthcare we are constantly innovating to give our consumers access to the widest available range of high quality healthcare products. We are committed to expanding our geographic reach and achieving greater flexibility around our product offering, format and price in order to reach more consumers.

The traditional distribution model used to build business in India has not worked in the rural, hard-to-reach villages which currently represent 70% of India’s 1.2 billion population.

Our goal was to build a strong infrastructure while at the same time improving consumer awareness of health and nutrition information in these markets, thereby building a more sustainable business.

We wanted to go beyond our existing direct distribution network and cover villages which were previously only serviced by distributors giving little insight into the products purchased by retailers or the communication our customers received.

In the short span of three years we have built a huge distribution network and today we cover 20,000 villages directly, supplying products across our range of Wellness, Oral health and Nutritional products at the right size and price.

In small to medium-sized villages with about eight to ten retail outlets, we’ve created a network of over 13,000 rural sub-distributors who are regularly delivering GSK’s products to over 200,000 village retailers. In even smaller villages with populations under 2,500 with few or no retail outlets, we have created a distribution channel that goes directly to homes. For this, we have trained local women to set up their own distribution business selling directly to households and helping to build a sustainable income source for them. At the end of 2014, 435 women have been trained though this programme.

GSK Annual Report 2014 35

Responsible business

Our success depends on our ability to research and develop innovative medicines, vaccines and consumer healthcare products and make them accessible for more people worldwide in a responsible way.

Our partnership with Save the Children aims to help save the lives of one million children. One of our programmes is in the Democratic Republic of Congo, where health workers like Head Nurse Jacqueline Mankenda (pictured), are directly reaching thousands of children, including those in the hardest to reach communities.

36 GSK Annual Report 2014

GSK Annual Report 2014 37

Responsible business Our approach

How we conduct our business is just as

important as financial performance.

Being a responsible business is central to our strategy, and how we conduct our business is just as important to us as the financial results we achieve. We strive to put our values at the heart of every decision we make and to meet or exceed the expectations of society.

Our commitment starts at the top, with our CEO and Corporate Executive Team, and a dedicated Board-level Corporate Responsibility Committee (CRC) led by our Chairman (see page 94 for the 2014 report from the CRC).

Creating value for society

Developing innovative products and maximising access to them delivers direct benefit to patients and consumers. If we do this successfully, this will deliver profitable and sustainable business performance. In turn this allows us to generate value and returns for our shareholders and to reinvest in the business. Over and above this, wider society benefits, since healthy people and communities are essential to building strong, sustainable societies.

We also contribute significant value by making direct and indirect economic contributions in the countries and communities where we operate through tax (see box), our employment of 98,000 people and charitable support. Our total charitable contributions for the year are set out on page 40. Further details about our corporate tax charges for the year are on page 63 and we publish full details about our position on tax.

Responsible business priorities

The priorities for our responsible business approach sit within the context of macroeconomic and social trends that are impacting wider society and all companies. These trends present both opportunities and challenges for global healthcare companies like GSK (see page 8).

We report our progress across four areas: Health for all, Our behaviour, Our people, and Our planet. Our responsible business priorities have been identified through our understanding of the issues that are most important to our business success and to our stakeholders. For more detail on this analysis see our responsible business supplement at gsk.com/responsibility.

In 2012, we developed longer-term commitments across the four areas. These reflect global health needs and are aligned with our strategic priorities and our values of transparency, respect for people, integrity, and patient focus.

We report detailed progress against these commitments in our responsible business supplement, available on gsk.com/ responsibility. In 2014 we assessed 14 of these commitments as progressing well, six as on track, two with more work to do and one under review.

Tax

Businesses are increasingly being challenged to ensure they contribute through the tax system to the societies in which they operate, and to provide information on their tax management principles and policies. We understand our responsibility to pay an appropriate amount of tax. We fully support efforts to ensure companies are appropriately transparent about how their tax affairs are managed.

We have a substantial business and employment presence in many countries around the globe and we pay a significant amount of tax, including corporation and other business taxes, as well as tax associated with our employees.

At the same time we have a responsibility to our shareholders to be financially efficient and deliver a sustainable tax rate. As part of this approach, we look to align our investment strategies to those countries where we already have substantial economic activity and where government policies promote tax regimes which are attractive to business investment.

We pay a considerable amount of tax in the UK because a significant proportion of our global corporate functions and R&D and manufacturing activities are located in the UK. This includes corporation tax on profits generated, as well as indirect tax and employment taxes, although the precise amounts fluctuate from year to year.

38 GSK Annual Report 2014

Access to healthcare Ensuring access for all

We are determined to drive access to our products

to reach more patients and consumers, no matter

where they live or their ability to pay.

Our medicines, vaccines and consumer health products are improving quality of life for patients and consumers around the world. But millions of people are still not getting the vaccines and treatments they need because they cannot afford them, and there are still many diseases that impact the poorest for which treatments do not exist.

To play our part in tackling this global health challenge and to drive access to our products to more people, we are pioneering new business models, collaborating to strengthen healthcare infrastructure and innovating to tackle diseases that disproportionately affect the poorest.

Affordability and availability

Improving access to healthcare is central to our business, and we have evolved our approach to increase access to more patients and consumers by tackling affordability and availability barriers.

To maximise patient benefits and sustain our business in Least Developed Countries (LDCs), we have a lower price/higher volume approach and have capped prices of our products at 25% of developed market levels.

We seek regulatory approvals for our established products in developing countries through our ‘catch up’ programme to bridge the gap in access compared with developed countries. Our investment in local manufacturing and capability building also increases the availability of locally relevant vaccines and medicines.

We supply vaccines to Gavi, the Vaccine Alliance, at significantly reduced prices for use in the world’s poorest countries. We have committed to provide Gavi with more than 850 million vaccine doses at reduced prices to help protect 300 million children in the developing world by 2024. We have also committed to a 10-year price freeze to Gavi graduating countries. By 2020, 22 countries with growing economies will graduate from Gavi support.

Responding to the Ebola outbreak

Since the Ebola crisis began in March 2014, GSK has been working closely with the World Health Organization (WHO), regulators and other partners to respond to the outbreak and to accelerate development of our investigational Ebola vaccine. We are also contributing to the overall humanitarian effort and taking steps to support the small number of employees we have in the region.

In phase I studies, our investigational Ebola vaccine demonstrated an acceptable safety profile and produced an immunological response in healthy adult volunteers. It is now being tested in a large phase III clinical trial sponsored by the National Institute of Health (NIH) which began in Liberia in February 2015. This trial is expected to involve up to 30,000 people, one-third of whom will receive GSK’s candidate Ebola vaccine. It will compare the candidate vaccine to a control vaccine to assess whether the immune response seen in phase I trials actually translates into meaningful protection against Ebola.

If it protects volunteers as hoped, it could contribute significantly to controlling this outbreak. Its future use in mass vaccination campaigns will depend on whether WHO, regulators and other stakeholders are satisfied that the vaccine candidate provides protection against Ebola without causing significant side effects and how quickly large quantities of vaccine can be made.

We are actively exploring with relevant organisations and partners all opportunities to accelerate the development of manufacturing at an industrial scale so that if the trials are successful, we will be in a position to significantly ramp-up production of the vaccine candidate to help combat this or future Ebola outbreaks.

GSK Annual Report 2014 39

Access to healthcare continued

We are also investing in new formulations, smaller packs and different distribution models to make products more affordable and available. Since we introduced single-dose capsules to help respiratory patients spread the cost for inhalers, Ventolin Rotacaps has become the most widely distributed GSK product in the Philippines.

We have a tiered pricing approach for prescription medicines and vaccines, where countries pay different prices based on their ability to pay, as determined by Gross National Income (GNI) per person, which will enable broad access to GSK medicines and vaccines globally.

In middle income countries like Brazil, Mexico, Indonesia and India, we work with governments and other healthcare providers to provide reimbursement or payment assistance for patients who cannot afford medicines such as Relvar Ellipta, Benlysta or Revolade.

In developed markets, we have pioneered novel reimbursement approaches to widen access to our newer medicines and have priced these at or below current treatments.

For example, in the USA the list price for our diabetes medicine, Tanzeum, is lower than medicines in the same class. Diabetes affects nearly 21 million adults age 20 and over, and nearly 60% of patients with type 2 diabetes are on multiple treatment therapies, each with their own separate cost. We aim to be mindful of healthcare costs, as we work to increase access and affordability and reflect the value our innovative, quality medicines bring to patients.

In the UK, we have taken a considered approach to the pricing of Relvar Ellipta, Anoro Ellipta and Incruse Ellipta, which are priced and in line with, or less than, other alternatives.

Strengthening healthcare systems

In the world’s poorest countries, the lack of trained healthcare workers to diagnose diseases and administer treatment is preventing many patients from accessing our life-saving medicines and vaccines, regardless of the cost.

By reinvesting 20% of our profits in LDCs to train front line healthcare workers, we aim to improve access to healthcare for 20 million people by 2020. We have invested £6 million in 2014 (based on 2013 profits) and a total of more than £21 million since the reinvestment programme began in 2009. The 25,000 healthcare workers trained by our partners, Amref Health Africa, CARE International and Save the Children, in collaboration with country ministries of health, have improved access to healthcare for over 6.5 million people.

In addition to this, we have committed to train an additional 10,000 health workers in Kenya, Ghana and Nigeria by 2017, and are currently supporting the UN-backed One Million Community Health Workers Campaign run by the Earth Institute at Columbia University with a grant of £500,000.

We provide additional support for vulnerable communities through product and financial donations. In 2014, our contributions totalled £201 million (£221 million in 2013). This included: support for nearly 183,000 people through Patient Assistance Programs in the USA; 858 million tablets of albendazole to prevent lymphatic filariasis and soil-transmitted helminths as part of our commitment to combat neglected tropical diseases, and £5.5 million of products (valued at cost) to support humanitarian aid in 78 countries, distributed through our non-profit partners.

1st

GSK topped the Access to Medicine Index for the fourth consecutive time. The Index measures the performance of the top 20 pharmaceutical companies on their efforts to improve access to medicines and healthcare in developing countries.

Since the last Index in 2012, we have taken further steps to help widen access to our medicines. These include filing our malaria vaccine candidate for regulatory approval; forming a groundbreaking five-year partnership with Save the Children; launching an Africa NCD Open Lab; and putting patients at the centre of our sales and marketing efforts.

The overall 2014 total contribution represents a decline, largely due to fewer US patients enrolling in GSK’s patient assistance programs, which is primarily a result of new coverage options available for patients via the Affordable Care Act. Even with the new coverage options in the USA, GSK continues to help support patient access to our medicines and also provides services to help interested and potentially eligible enrollees understand these alternative coverage options.

Partnership with Save the Children

Our partnership with Save the Children, formed in 2013, aims to help save the lives of one million children in the world’s poorest countries by combining our scientific expertise and global reach with the charity’s on-the-ground knowledge.

Together we established two signature programmes in Democratic Republic of Congo (DRC) and Kenya that aim to tackle challenges in the supply and demand of effective healthcare and contribute to a reduction in maternal, newborn and under five deaths. We are exploring how an antiseptic used in our Corsodyl mouthwash can be reformulated to prevent infected umbilical cords in newborns.

40 GSK Annual Report 2014

Investing in Africa

GSK is investing in Africa to increase access to medicines, build capacity and deliver sustainable growth. Our vision is to make GSK products available to 80% of the population in sub-Saharan Africa and least developed countries by 2020. This is not just philanthropy, it is a new way of doing business.

Over the next five years, we will invest £130 million in Africa. Working with partners, we aim to provide a portfolio of relevant products, support African R&D expertise and increase local manufacturing capacity and capability.

We are investing £25 million to create the world’s first Africa Non-Communicable Diseases Open Lab, where GSK scientists and external researchers will work together to improve understanding of non-communicable disease variations seen in African patients. It is hoped this will enable researchers across academia and industry to develop new medicines to address the specific needs of African patients. We will invest in up to 25 academic chairs or other forms of support for students, programmes and research across a range of healthcare related disciplines. These initiatives are all to promote the expansion of pharmaceutical sciences, public health, engineering and logistics at African universities.

To increase local capability and capacity to manufacture medicines, we are investing up to £100 million to expand our existing facilities in Kenya and Nigeria and build new factories elsewhere to ensure the sustainable production of medicines in Africa for African people. These facilities will make locally relevant products, including antibiotics and respiratory and HIV medicines, create jobs and boost long-term economic prospects.

We will also work with partners to train 10,000 healthcare workers in Kenya, Ghana and Nigeria in addition to those trained in LDC’s through our 20% reinvestment programme.

Innovation for diseases impacting the developing world

We are committed to innovation for diseases that disproportionately affect the world’s poorest, even when there is not the same potential for commercial return on our R&D investment.

Our pipeline includes the world’s first malaria vaccine candidate, filed for regulatory approval in 2014, as well as a vaccine candidate for tuberculosis (TB). We are also accelerating the development of an Ebola vaccine at an unprecedented rate (see page 39). We received regulatory approvals in respiratory, oncology, HIV/ AIDS and diabetes in 2014, which will help address the changing health burden in developing countries. All of these innovations promise to deliver treatments needed by some of the world’s most vulnerable people.

We know that by sharing our insights and collaborating with partners we have the potential to make progress faster. Our open innovation strategy offers external scientists access to our compound library for TB and malaria, and to our resources to promote research into diseases of the developing world. Since 2010, 50 external researchers have worked alongside GSK scientists at our Open Lab in Spain and have built up a portfolio of 42 research projects.

Now we are applying the same open innovation model to target other areas of need where the traditional commercial model is not appropriate. In 2014, we announced plans to create the world’s first Africa NCD Open Lab. We also continue to collaborate with partners to accelerate the development of new drugs for Alzheimer’s disease and new antibiotics to combat growing resistance.

GSK Annual Report 2014 41

Behaviour Putting the needs of patients and consumers first

We are changing the way we work to further

embed our values in everything we do.

We expect all of our employees to act transparently, respectfully and with integrity – and to put the interests of patients and consumers first at all times.

We aim to put these core values at the heart of everything we do and every decision we make: from the way we conduct our research, to our approach to sales and marketing to the way we interact with patients, doctors and policymakers.

Code of Conduct

Our Code of Conduct and accompanying training, seeks to ensure everyone at GSK understands how to put our values into practice. Mandatory training on the Code helps our employees gain the confidence to make the right decisions and report any concerns through our Speak up programme.

Our Speak up programme offers people within and outside GSK a range of channels to voice concerns and report misconduct without fear of reprisal. These include telephone and internet channels run by independent external operators to enable anonymous reporting. In 2014, we standardised how we monitor contacts made to our global compliance management system to report potential allegations and ask questions, and we significantly increased our monitoring activities globally. This has led to an increase from 1,865 contacts made in 2013 to 3,203 contacts in 2014.

We updated the Code of Conduct in 2014 to reinforce the critical role our values play in protecting our reputation and commercial success, and we extended it to cover our complementary workforce who will be required to complete training in 2015.

Suppliers are also expected to follow our standards and we are increasing our focus on responsible procurement with a new initiative that will simplify and standardise our approach to managing third-party risk globally. This focus on supply chain risk is also one of the key areas we need to address as part of our ongoing commitment to the UN Guiding Principles on Business and Human Rights.

Rigorous patient and consumer safety

Patient safety is our number one priority in the development, testing, manufacturing and use of our products.

All medicines have potential risks as well as benefits. Our robust policies and governance framework help us detect and act on any side effects that may be associated with our medicines and we put patient safety first in our clinical trials wherever they take place.

All our trial protocols are reviewed by an independent ethics committee that has the power to reject or stop a trial, and we maintain a global risk register to help our research teams around the world monitor quality and safety controls appropriately. In 2014, we conducted 234 audits of our trial sites and third parties carrying out trials on our behalf to ensure high ethical quality and safety standards.

We maintain strict quality and safety standards at all our manufacturing sites. Our quality culture puts the patient at the centre of our efforts to deliver ‘right first time’. It is also essential that the ingredients and materials that go into our products are safe and of high quality.

We expect our suppliers to uphold the same high standards we set ourselves and we monitor their performance through our compliance processes and quality risk assessments.

Counterfeit medicines, vaccines and other healthcare products pose a significant threat to patient and consumer safety as well as to our reputation. Counterfeiting is a crime and we work closely with appropriate law enforcement and customs agencies to combat large-scale, often highly organised, counterfeiters.

In 2014, we introduced Fingerprint, an end-to-end supply chain serialisation programme that will apply unique serial ‘fingerprints’ on many of our products. The unique identifiers will be recorded in a database so the product can then be scanned and verified against the database at any point in the supply chain. By the end of 2014, 48 packaging lines at 14 of our sites had serialisation capability.

Modernising sales and marketing

We are modernising the way we sell and market our medicines, transforming the business model the industry has had for many years. We are changing how we reward our sales representatives and engage with healthcare professionals (HCPs), to meet customer needs and to ensure patients interests come first. In 2014, we made good progress against our commitments in three key areas, announced in December 2013.

Our values
¡ Patient focus ¡ Integrity ¡ Respect for people ¡ Transparency

Firstly, in January 2015 we completed the roll-out of changes to the way our sales teams are compensated. Our sales professionals around the world no longer have individual sales targets, but instead, are assessed and rewarded primarily based on their technical skills, scientific knowledge, quality of service they deliver to HCPs, and broader business performance. In the USA, GSK was ranked first among major pharmaceutical companies by HCPs on the value we bring in our 2014 customer satisfaction survey (see case study on page 21).

Secondly, we are changing how we support education for doctors. Our commitment to medical education remains unchanged, but we will move away from direct sponsorship of individual HCPs to arm’s length funding, for example via third-party independent medical organisations.

Thirdly, by 2016, we will no longer pay HCPs to speak to other prescribers about our medicines. Instead we are using other channels, including digital and real-time applications, to provide information about our medicines and vaccines in the way HCPs want it, when they want it.

The expert medical doctors we have within GSK will also take on a role to talk and answer questions about our medicines with their peers. They will be responsible for, and measured on, providing the right information to support the safe and effective use of our medicines.

Clinical research transparency

Sharing information on our clinical research helps to build trust and supports further research to benefit medical science and patient care.

Since 2004, we have shared information on our trials and results, regardless of whether the outcomes might be considered positive or negative, through an online clinical study register.

42 GSK Annual Report 2014

Addressing misconduct

This increases the instances where we are exposed to activities and interactions with bribery and corruption risk.

Given the complexity of our sector and the challenges of working in global healthcare, we will continue to face risks. Operating in emerging markets is especially challenging given the issues many of these countries face with funding and maturity of their respective healthcare systems. However, we continue to believe that with robust compliance systems and, by working closely with local governments, our presence in these markets can help improve access to medicines and broader healthcare.

Our Anti-Bribery and Corruption (ABAC) programme is designed to prevent non-compliance through controls, practical guidance and mandatory training. During the year, all GSK employees and complementary workers completed basic level training and over 72,000 in high risk-roles completed advanced ABAC training.

Our governance structures and strong focus on responsible behaviour are designed to prevent ethical breaches. But sometimes things can still go wrong. If that happens, we act promptly and decisively.

In September 2014, GSK China Investment Co. Ltd (GSKCI) was found guilty, according to Chinese law, of bribing non-government personnel. This verdict followed investigations initiated by China’s Ministry of Public Security in June 2013 and included a fine of £301 million.

This has been a deeply disappointing matter for us. The illegal activities of GSKCI are a clear breach of GSK’s governance and compliance procedures. They are wholly contrary to the values and standards expected from our employees. We have published a statement of apology to the Chinese government and its people on our website.

Our focus is on learning from this issue. We have taken steps to comprehensively rectify the issues identified at GSKCI, including changing engagement activities with healthcare professionals and expanding our review and monitoring of invoicing and payments. We will use robust compliance systems and work closely with government to continue to innovate, improve access to medicines and establish GSKCI as a model for reform in China’s healthcare industry.

We have also sought to apply appropriate lessons to our operations elsewhere, but, given the complex global environment in which we operate, we will continue to face risks.

As part of our commitment to transparency, we report annually on how we have addressed misconduct within our business. In 2014, we standardised how we capture the number of contacts made to our global compliance management system which employees can use to report potential allegations and ask questions. This has led to an increase from 1,800 contacts made in 2013 to 3,200 contacts in 2014.

In 2014, 3,947 employees were disciplined for policy violations (3,128 in 2013), the majority of these were for attendance or payroll violations. Of the total disciplined, 373 (375 in 2013) were dismissed or agreed to leave the company voluntarily. Policy violations related to sales and marketing codes accounted for 233 dismissals (161 in 2013). Of the total disciplined, 3,131 employees received a documented warning (2,753 in 2013).

The primary reason for the increase in the number of disciplinary cases (particularly documented warnings related to Code of Conduct violations) was the increased number of reports from China (652 in 2014, 48 in 2013). The increases in China were related to the investigation by the Chinese authorities, the strengthening of monitoring systems, and the introduction of a quarterly knowledge test for sales representatives. Failure to pass the test results in the employee receiving a documented warning. Employees in the sales force who receive a documented warning are disqualified from the sales incentive programme for 12 months.

Employees who remain with the company following a policy violation receive retraining and increased monitoring or support.

In some cases retraining is extended to an employee’s colleagues to prevent them from making similar mistakes.

Breaches of external codes

GSK was found to be in breach of external industry or government promotional codes 39 times in 2014 compared with 36 times in 2013. 23 breaches were for our Consumer Healthcare products and were primarily breaches of country specific regulations/ codes regarding local advertising guidelines. The remaining breaches were for our prescription products including breaches for promotional materials and advertising and breaches of local country specific regulations/codes.

We investigate every breach of an external code and take steps to prevent a reoccurrence, which may include retraining or other corrective action, such as disciplinary action.

Types of policy violations

2014

In 2013, GSK became the first company to publish formal reports that are the basis of submissions to regulatory agencies known as Clinical Study Reports (CSRs). The register now includes over 5,500 summaries and 180 CSRs.

Following improvements to the design and utility of the register, we have seen an increase in the number of pages viewed per visit and the duration of each visit.

We were the first company to provide researchers with the detailed data that sit behind clinical trials results. Researchers can request access to detailed anonymised patient-level data from over 1,000 of our trials through an online system, which we expanded to include data from nine other companies in 2014. Researchers must submit their proposals to an independent review panel to ensure the data will be used appropriately and commit to publishing the results of their work.

Anti-Bribery and Corruption

We are exposed to bribery and corruption risk through our global business operations. In some markets, the government structure and the rule of law are less developed, and this has a bearing on our bribery and corruption risk exposure. In addition to the global nature of our business, the healthcare sector is highly competitive and subject to regulation.

GSK Annual Report 2014 43

Our people Respect for people is one of GSK’s core values

To ensure we have the right people with the right skills, we focus on talent, leadership, performance and engagement.

Talent and leadership

We are working hard to attract, develop and retain the skilled and talented people we need at all levels of our organisation.

For employees in the early stage of their careers, we offer many opportunities, including apprenticeships, internships and graduate schemes. We are on track to achieve our global target to recruit 450 students a year onto our early talent programmes by 2015.

Acknowledging our global commitment to increasing our apprentice population, we have decided to include them in our early talent community, alongside our Future Leaders (graduates) and Esprit (post-graduate) programme participants.

Our leadership development programmes provide employees at all levels with the skills they need to become effective leaders – from Management Essentials, for those new to management, to the more advanced Leading Business for our experienced leaders. Our coaching programmes helped 4,034 participants strengthen their leadership capabilities in 2014. See our case study on page 45 for more information on our approach to leadership.

In addition, our flagship PULSE Volunteer Partnership enables employees to work full time with a non-profit organisation or charity for three or six months. This experience adds a new dimension to the development of our people and provides insights and expertise to organisations working to address major healthcare challenges. Since 2009, we have sent 482 employees from 51 countries to work with 94 non-profits and provided over £16 million worth of skilled services to our partners. In 2014, 98 employees volunteered with 39 organisations.

Performance and engagement

We are improving the way we manage employees’ performance. Our new global performance system sets clear objectives, aligns with delivering our strategy and is underpinned by the six GSK Expectations that promote individual responsibility by defining what we require of everyone at GSK. By putting more emphasis on results and the way results are achieved, it strengthens the connection between individual performance and reward.

Engaging employees in our mission, values and strategy gives everyone at GSK a clear sense of how they can help drive the business forward. Our CEO and members of the Corporate Executive Team (CET) keep employees informed about our strategy and progress throughout the year. We also encourage employee feedback to improve their experience. In 2014, we conducted interim surveys covering around 33,000 employees that indicated our managers were leading our people more effectively.

Engagement and formal consultation with employees and representatives, such as unions and works councils, is particularly important during periods of restructuring. We continue to work closely with these groups during the proposed three-part transaction with Novartis which will lead to considerable change. Around 12,000 Novartis employees will join our business and employee transfers will take place in around 80 countries. A key priority is to limit the number of redundancies, offer support where redundancies are unavoidable and assist in cases where employees need to find new employment.

Health, safety and resilience

We take a progressive approach to protecting the health and wellbeing of our people with a focus on sustaining a strong health and safety culture. Over the last ten years, we have more than halved our reportable injury and illness rate. In 2014, we reduced this figure by 4% to 0.26 incidents per 100,000 hours worked. This means we have achieved our 2015 target a year early.

Our health and safety culture seeks to ensure employees are aware of health and safety risks. In 2014, we continued to invest in leadership training to help leaders from 30 countries manage such risks more effectively.

Recognising the challenge of balancing personal and professional responsibilities, we run Energy & Resilience programmes globally to help our employees lead healthier lives, at home and at work. Since 2012, 16% of our global workforce across 45 countries have participated in this initiative. We plan to increase participation in 2015.

42%
Women in management positions

50%
reduction in injury and illness rate over the last 10 years

Our groundbreaking global Partnership for Prevention (P4P) programme aims to create a healthier workforce and differentiate GSK as an employer. P4P offers up to 40 preventive healthcare services – such as immunisations, cancer screenings and preventive examinations – to employees and their families. We are the only multinational company to offer such benefits on this scale and we are making good progress towards our target to implement P4P globally by 2018.

Inclusion and diversity

As an inclusive employer we value the different perspectives, experiences and working styles of our global workforce.

We aim to improve gender balance at all levels of our organisation. In 2014, we focused on creating opportunities for women in management. The proportion of women in management continued to increase to 42% (see page 45). Women continued to represent 21% of our CET and 31% of our Board. GSK ranked joint fifth in the UK Government’s 2014 report on women’s representation on the boards of FTSE 100 companies.

Our employee-led Women’s Leadership Initiative brought together, both virtually and at regional hubs, 1,500 people and over 20 GSK senior leaders at an inaugural global conference in 2014 to encourage action on women’s career development.

Our coaching and sponsorship programme supported 118 female managers complete individual and group coaching sessions. We also encourage senior leaders to sponsor female managers to support their career development.

44 GSK Annual Report 2014

Creating a pipeline of strong leaders at all levels of our business

We support our leaders in developing best-practice management capabilities and values-based decision making, through a range of leadership programmes. These clarify what is expected of our leaders in delivering our strategy of helping our patients and customers do more, feel better and live longer.

Strengthened by the common language created through our GSK Leadership Expectations, our leadership programmes also ensure we have exceptional and diverse leaders at all levels of the business.

Our Management Essentials and First Line Leader programmes provide new managers with a thorough grounding in essential management responsibilities. The Leading Delivery programme helps our middle managers – those ‘leading managers’ – to translate our business strategy into action, drive performance, build capabilities and enhance trust with their team members and colleagues.

For experienced, high-potential leaders, our Leading Business programme equips them to manage and support diverse, cross-cultural and high-performing teams, while translating our strategy into effective actions for their business units. Over an 18-month period, participants undertake an immersive experience in Mumbai and London focusing on balancing their numerous leadership responsibilities.

The small number of leaders demonstrating the business acumen and leadership capabilities to be appointed to our CET or one of its direct reports, participate in our Enterprise Leadership programme, a highly customised two-year global learning experience.

In 2014, we introduced a new programme to enable our female leaders to enhance their network, clarify their career ambitions and build their confidence to become strong senior leaders. We believe this programme helps our organisation to make better decisions by further reducing risk and increasing innovation.

Women in management positions (%)

	2010	2011	2012	2013	2014

SVP/VP	25	26	27	28	29

Director	37	38	39	40	40

Manager	42	42	43	44	45

Total	38	39	40	41	42

Employees by gender (number)

	Male	Female	Total

Board	11	5	16

Management[a]	9,899	7,201	17,100

Total	55,620	42,301	97,921

a	Management: senior managers as defined in the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, which includes persons responsible for planning, directing or controlling the activities of the company, or a strategically significant part of the company, other than the Board, including directors of undertakings included in the consolidated accounts.

We are also working hard to ensure we understand the needs of people with disabilities when developing employment opportunities and have established a Global Disability Council to support our aim to become a disability confident organisation.

As a founding member of business disability international, a social enterprise involving other global businesses, GSK is helping develop global standards to measure business’s disability performance.

To ensure our leadership teams represent the diverse markets we serve, we are building a talent pipeline that includes people from a range of cultural and ethnic backgrounds. Currently, eight nationalities are represented on the Corporate Executive Team and Board.

The people we employ in Emerging Markets, Asia Pacific and Japan represent 44% of our workforce. In 2014, our consumer healthcare business in India and Pharmaceutical business in Latin America made particularly good progress in attracting and developing local talent.

We also increased the proportion of people from emerging markets participating in our development programmes and joining the company through our graduate and MBA programmes.

GSK Annual Report 2014 45

Our planet Reducing our environmental impacts

We have set ambitious goals to reduce carbon,

water and waste across our value chain.

Carbon

We aim to achieve a carbon neutral value chain by 2050. We are reducing operational carbon emissions and engaging suppliers, patients and consumers to cut emissions associated with sourcing raw materials and use of our products.

In 2014, we reduced our Scope 1 and 2 emissions, those within our operations, by 11% to 1.6 million tonnes of CO2e. This is a 19% reduction compared with 2010. Our Scope 3 emissions, such as those associated with raw materials, logistics, business travel and use of our metered dose inhalers (that use an HFA propellant), increased by 2% in 2014. This is an increase of 17% compared to 2010. Tackling our Scope 3 emissions continues to be a challenge as the sales of our propellant-based inhalers continue to grow.

Reducing energy use and the carbon emissions associated with generating the energy we purchase, is key to cutting our operational carbon impact. To address this, we are investing in renewable energy infrastructure and using waste as fuel for energy. For example, at our Cork site in Ireland we have installed a 150-metre wind turbine that will cut the site’s electrical carbon footprint by 30% and which has already saved over £900,000 in energy costs in 2014.

Helping our suppliers reduce their carbon emissions is critical to achieving our value chain carbon goal and to better understand the impacts here. In 2014, we collected carbon, as well as water and waste, data from over 200 of our largest materials suppliers.

Patient or consumer use of our products, such as metered dose inhalers, accounts for 46% of carbon emissions across our value chain. Our inhaler recycling scheme, Complete the Cycle, now running in six countries, allows us to reduce waste sent to landfill and prevent any remaining inhaler propellant being released as greenhouse gas.

Water

In 2014, we cut our operational water use by a further 5%. This represents a 20% reduction from the 2010 baseline and means we have met our 2015 target to cut operational water use by 20% a year early. Measuring and reducing our wider water impact across the value chain – not just the amount we use – is more challenging but in 2014 we completed an extensive assessment to prioritise our future efforts in this regard.

We use just under 15 million m3 of water per year in our operations and systematically audit our sites to identify opportunities to cut usage. In 2014, we cut water use by an average of 10% at four of our higher-use sites. We have worked with the Carbon Trust to pilot new ways to reduce water impacts in our sites, and piloted this approach in eight sites in 2014.

  External benchmarking

GSK is the only pharmaceutical company to have achieved the Carbon Trust’s standards for cutting carbon emissions and water use.

GSK is one of only two pharmaceutical companies to be included in CDP’s FTSE 350 Climate Disclosure Leadership Index.

Our supply chain, particularly where we are sourcing raw materials, uses an estimated 1,200 million m3 of water. We have partnered with TERI, an NGO in India, to develop a diagnostic water impact tool. In 2014, we used this to identify opportunities for 10 of our largest suppliers to reduce their water impacts. In 2015, we will work with our suppliers and TERI to extend this process to a further 20 suppliers.

Tonnes CO2ea	2010	2011	2012	2013	2014

Scope 1 emissions	1,011,180	1,035,856	1,016,983	1,040,928	877,037

Scope 2 emissions	964,215	881,101	777,669	767,710	726,469

Scope 3 emissions	11,712,125	11,857,189	12,299,391	12,397,550	12,526,801

Intensity ratios	2010	2011	2012	2013	2014

Scope 1 and 2 emissions/sales revenue (tonnes CO2e/£m)	69.6	70.0	67.9	68.2	69.7

Scope 1 and 2/FTE (tonnes CO2 e/FTE)	20.5	19.7	18.0	18.2	16.4

a Carbon emissions are calculated according to the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (revised edition).

46 GSK Annual Report 2014

Waste

With a goal to halve operational waste by 2020, we are actively eliminating, reusing and recycling waste, as well as generating energy from waste. In 2014, we produced 165,000 tonnes of waste from our operations, 0.5% less than in 2013 and 7% less than 2010. We continue to explore ways to cut waste to bring us back on track to achieve our 2020 goal.

Only 6% of our total waste went to landfill in 2014, and three more sites achieved zero waste to landfill status, bringing the total to 48. This means 50% of our manufacturing and major research and development sites send zero waste to landfill. We are on track to hit our 2015 waste-to-landfill target, but we have more work to do to achieve zero to landfill at all our sites by 2020. While we recognise the need to continue reducing waste, complex regulatory environments can mean it takes several years to make the required improvements to manufacturing processes.

Rather than sending waste to landfill, we focus on reusing waste where possible, or recycling it or incinerating it to generate energy. The proportion of waste that is recycled or disposed of with a positive benefit has increased from 71% in 2010 to 75% in 2014.

Reducing environmental impacts while improving access to medicines

Antibiotics have the third biggest carbon footprint of our products based on volume sold. We have been on a journey to change the way we make them, looking for ways to save energy, cut water impact and waste, improve yields and reduce costs. We have achieved a 15% reduction in our antibiotics carbon footprint per pack over the last five years, while increasing production volumes by 40%.

In Irvine, Scotland, where fermentation takes place to make penicillin and clavulanic acid, we have introduced wind turbines and two combined heat and power plants to reduce carbon emissions from energy use. We have also installed an anaerobic digester that treats fermentation waste to generate biogas used to fuel a 1MW combined heat and power plant that will save the site £1.4 million a year. Together, these changes mean Irvine is now producing around 40% more product using just 5% more energy and the same amount of water as in 2010, with a 10% reduction in carbon emissions.

At our amoxicillin production site, Quality Road, in Singapore, we are introducing a new process that will eliminate chlorinated solvents, cut the amount of waste produced and reduce carbon emissions. We are using unrecoverable solvent waste as fuel to generate electricity and steam at Jurong, our other factory in Singapore.

At our site in Worthing UK, we formulate and package the antibiotic, Augmentin, from amoxicillin and clavulanic acid. By putting six tablets in each foil blister strip, instead of four, we have reduced foil use by 30% and pack size by 25%, enabling us to put more packs on each pallet.

GSK Annual Report 2014 47

Group financial review

Our Group financial review discusses the financial architecture, the operating and financial performance of the Group, our financial resources and returns to shareholders.

Hock-Peng is a senior maintenance technician at our Tuas Vaccines manufacturing site in Singapore, where we make hundreds of thousands of doses of *Synflorix* each year for use around the world.

48 GSK Annual Report 2014

GSK Annual Report 2014 49

Group financial review CFO’s statement

Our financial architecture is designed to support the execution of our strategy and to enhance returns to shareholders.

2014 highlights

£23.0bn
Sales
Down 3% CER excluding divestments
(Down 7% CER including divestments)

95.4p
Core earnings per share
Down 1% CER excluding divestments

57.3p
Total earnings per share
Down 40% CER

2014 simplification highlights

£3.5bn
Cumulative annual savings from restructuring achieved since 2008

93 markets
Already supported by Core Business
Services, representing 65% of GSK sales

26%
Proportion of GSK sales that is already running on the new global ERP platform

2014 was clearly a challenging year with a number of factors combining to create significant headwinds for us, particularly the greater than expected contracting and competitive pressure in our US respiratory business, the launch of Lovaza generics and the supply disruption we saw in our Consumer Healthcare business through most of the year.

Despite these pressures, we saw strong performances from a number of other areas of the business, further progress in R&D delivery, multiple new product launches as well as continued delivery of operating and financial efficiencies through the restructuring of our cost base.

At the same time, we also protected the investments we need to make across our business behind our new launches and other future growth drivers.

Financial architecture

Our financial architecture is designed to support the consistent execution of our strategy and to enhance the returns it delivers to shareholders.

It is focused on delivering more sustainable sales growth across the company, improving our operating leverage or profitability and enhancing our financial efficiency. This is in order to drive growth in EPS ahead of our sales performance and then convert more of those earnings into cash that we can use to invest in the business or return to shareholders wherever we see the most attractive returns.

This clear set of priorities ensures consistency in how we allocate our capital across the different businesses within GSK. Investment decisions are rigorously benchmarked using a Cash Flow Return on Investment (CFROI) framework.

Sales performance

Sales in 2014 declined by 3% CER excluding divestments. This decline reflects the significant headwinds from US respiratory, Lovaza generics and some supply disruption in Consumer.

On the positive side, we saw strong progress in several parts of the business that we have been investing in, especially ViiV Healthcare, up 15%, and Emerging Markets, up 5%. Our oncology portfolio, boosted by new product launches, also grew strongly, up 33%.

Operating leverage

Our ability to deliver operating leverage or improved profitability is heavily impacted by the overall trend in sales, but it is particularly affected by changes in the mix of regional or product contributions. These were a significant factor in 2014, with the sales decline driven primarily by higher margin US products such as Advair and Lovaza. As a result, core operating profit in 2014 was 6% lower than in 2013 in CER terms on a turnover decline of 3%, despite around £400 million of incremental cost savings being delivered in the year from our various restructuring initiatives and ongoing cost reduction efforts.

Some of these savings were reinvested into new launches and improvements to our manufacturing capabilities and capacity, in line with our strategic priorities. The balance was not sufficient however to offset the impact of mix changes and lower sales. As a result, the core operating margin of 28.7% was 1.7 percentage points lower than in 2013 and excluding currency effects, the margin decreased 0.8 percentage points. This primarily reflected the increase in SG&A as a percentage of sales despite the 2% decline in actual spend.

We remain focused on managing our cost base more effectively. Our Operational Excellence programme initiated in 2007 has now been completed, delivering £2.9 billion of annual savings. Together with our major change programme announced in 2013, we have delivered £3.5 billion of annual savings to date. In October 2014, we announced a further programme to refocus our pharmaceuticals business to deliver an additional £1.0 billion of annual savings by 2017.

50 GSK Annual Report 2014

Reducing complexity in our business remains central to our strategy as it allows us to enhance our efficiency, reduce operating costs and improve our consistency of execution. Reducing complexity also allows us to create more flexibility in our cost base so that as well as releasing savings we can more easily reallocate resources behind key investment opportunities such as our multiple new launches.

You can find details of simplification initiatives throughout this report, from the implementation of an end-to-end supply chain to organisational redesign. In addition to these initiatives, we have been establishing Core Business Services (CBS) to bring together our support functions in order to streamline and standardise functional support to the business. Six CBS regional business centres already support 93 markets, representing 65% of GSK sales. Further, the enterprise resource planning (ERP) platform that we are implementing is replacing a large number of separate outdated IT systems across the company, giving us common databases and standard business processes that will help us simplify our operations, drive efficiencies and give us detailed analytics to improve our day-to-day operations and decision making.

Financial efficiency

In 2014, financial efficiencies delivered significant value and contributed positive leverage to our reported core EPS.

We have continued to take advantage of an era of low interest rates to secure more attractive long-term funding, without losing flexibility. Overall we have reduced net funding costs by 3 percentage points since 2010. We continue to target a credit rating of A1/P1. We believe this target balances equity returns with the interests of other stakeholders, including our bond holders, while optimising our access to the capital markets.

We also continue to align our tax strategy with our evolving business profile and have implemented a number of measures to centralise our Pharmaceutical intellectual property and product inventory ownership in the UK. This has helped us to reduce our core tax rate from 23.0% in 2013 to 19.6% in 2014. The lower tax rate in 2014 also reflects the resolution of a number of matters that benefited the year.

Earnings per share

The increased flexibility that our restructuring programmes and financial efficiencies have delivered allowed us to offset a substantial proportion of the top line pressure during the year and deliver core EPS down 1% while also protecting investments in the business.

Total EPS 57.3p (down 40%) primarily reflects non-cash adjustments to the contingent consideration due in relation to ViiV Healthcare as a result of the improved sales outlook for Tivicay and Triumeq as well as an unfavourable comparison with product and asset disposal gains in 2013.

Cash conversion

The business remains highly cash-generative and we continue to focus on improving conversion of earnings into cash through greater focus on cash generation, working capital control and capital allocation.

Net cash inflow from operations was £5.2 billion for the year (down 28% in Sterling terms). This reflected the negative impact of the strength of Sterling as well as lower profits, including the impact of divestments. The currency effect abated in the fourth quarter, which also saw an improved working capital position.

Returns to shareholders

GSK’s commitment is to use free cash flow to support increasing dividends over the long-term, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions. The decision as to how to allocate such cash flow is rigorously benchmarked using a returns-based framework based on CFROI comparisons.

In 2014, we returned £4.1 billion of cash to shareholders, including £3,843 million in dividends and £238 million in share repurchases. The total ordinary dividend declared for 2014 is 80p per share, a 3% increase over 2013. The dividend per share for the full year 2015 is expected to be maintained at the same level as 2014.

Following the completion of the Novartis transaction, GSK intends to return to shareholders £4 billion of the net proceeds. The company does not expect to make any ordinary share repurchases in 2015.

Future shape of the business

The proposed 3-part transaction with Novartis accelerates our strategy and also clearly meets the objectives of the financial architecture. In particular, it will provide a better balanced and broader range of growth drivers, significant synergy and operating leverage efficiencies, continued financial efficiencies and a more balanced and sustainable cashflow.

The closure of the transaction remains on track for completion in H1 2015.

A fuller review of the financial results is set out on pages 52 to 70.

Simon Dingemans

Chief Financial Officer

GSK Annual Report 2014 51

Group financial review

Group performance

Our Group financial review discusses the operating and financial performance of the Group, the financial outlook and our financial resources. We compare the results for each year primarily with results of the preceding year.

In order to illustrate underlying performance, it is our practice to discuss the results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

All growth rates included in this Report are at constant exchange rates (CER) unless otherwise stated. CER growth is discussed below.

We use a number of adjusted measures to report the performance of our business. These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and are defined below. These measures are not defined in IFRS and may not be comparable with similarly described measures used by other companies.

Core results reporting

During 2014, we have reported core results performance measured against 2013 core results excluding divestments completed during 2013.

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income; disposals of associates, products and businesses, and acquisition accounting adjustments for material acquisitions, together with the tax effects of all of these items.

In addition, the charge for an additional year of the US Branded Prescription Drug fee, in accordance with the final regulations issued by the IRS during the year, has been recorded as a non-core item. The normal ongoing charge remains in core results.

Major restructuring costs charged in arriving at operating profit include:

¡	costs arising under the Operational Excellence restructuring programme, initiated in 2007 expanded in 2009, 2010 and 2011 and substantially complete at the end of 2014

¡	the Major Change restructuring programme initiated in 2013

¡	restructuring costs following the acquisitions of Human Genome Sciences, Inc. in August 2012 and Stiefel Laboratories, Inc. in July 2009

¡	a Pharmaceuticals restructuring programme, announced in October 2014, which will rescale commercial operations, global support functions and the relevant R&D/manufacturing operations across Pharmaceuticals following the proposed divestment of Oncology products and the changed dynamics in the US respiratory market.

Core CER growth rates for 2014 are calculated compared with 2013 core results excluding divestments unless otherwise stated.

Reconciliations of core results to total results are presented on page 61.

Core results reporting aligns business performance reporting around the underlying trading performance of the Group and its primary growth drivers by removing the volatility inherent in many of the non-core items.

Core results reporting is utilised as the basis for internal performance reporting and the core results are presented and discussed in this Group financial review as we believe that this approach provides investors with a clearer view of the underlying trading performance of the Group. We also believe that this approach should make the Group’s results more comparable with the majority of our peers, many of which use similar forms of underlying performance reporting to discuss their results, although the precise calculations may differ. The Group financial review also presents and discusses the total results of the Group.

Free cash flow

Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings. Free cash flow growth is calculated on a Sterling basis. A reconciliation is presented on page 68.

Working capital conversion cycle

The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

In order to illustrate underlying performance, it is our practice to discuss the results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

52 GSK Annual Report 2014

Financial review 2014

Group turnover by business

	2014 £m	2013 (restated) £m	Growth CER%	Growth £%

Pharmaceuticals	15,478	17,426	(5)	(11)
Vaccines	3,192	3,420	(1)	(7)

Pharmaceuticals and Vaccines	18,670	20,846	(4)	(10)
Consumer Healthcare	4,336	4,756	(1)	(9)

	23,006	25,602	(3)	(10)
Divestments	–	903	–	–

Total	23,006	26,505	(3)	(10)

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

Total Group turnover for 2014 declined 3% to £23,006 million. Pharmaceuticals and Vaccines turnover fell by 4%. Pharmaceuticals turnover declined 5% as growth in Emerging Markets, Japan and ViiV Healthcare was more than offset by lower sales in the US and in Established Products. Europe Pharmaceuticals was flat for the year. Worldwide Vaccines turnover declined 1%, as a positive performance in Emerging Markets was more than offset by lower reported sales in Europe and Japan. US Vaccines sales were flat. Consumer Healthcare turnover was £4,336 million in the year, down 1% compared with 2013.

Group turnover by geographic region

	2014 £m	2013 (restated) £m	Growth CER%	Growth £%

US	7,340	8,620	(11)	(15)
Europe	6,412	6,862	(2)	(7)
Emerging Markets	6,193	6,579	4	(6)
Japan	1,608	1,886	(3)	(15)
Other	1,453	1,655	(4)	(12)

	23,006	25,602	(3)	(10)

Group sales outside the USA and Europe accounted for 40% of total turnover and reported growth of 2%, adversely impacted by a sales decline in Japan and weaker market conditions and some supply constraints in Emerging Markets.

Group turnover by segment

	2014 £m	2013 (restated) £m	Growth CER%	Growth £%

Pharmaceuticals and Vaccines:
US	4,980	5,817	(10)	(14)
Europe	4,035	4,226	–	(5)
Emerging Markets	3,203	3,370	5	(5)
Japan	937	1,058	1	(11)
ViiV Healthcare	1,498	1,386	15	8
Established products	3,011	3,874	(16)	(22)
Other trading and unallocated	1,006	1,115	(1)	(10)

Pharmaceuticals and Vaccines	18,670	20,846	(4)	(10)
Consumer Healthcare	4,336	4,756	(1)	(9)

	23,006	25,602	(3)	(10)

Total Group turnover for 2014, including divestments completed in 2013, was down 7%, with Pharmaceuticals and Vaccines down 6% and Consumer Healthcare down 11%.

Pharmaceuticals and Vaccines – USA

Turnover £bn

22% of Group turnover (10)% CER growth

Operating profit £bn

£3.2bn Operating profit (16)% CER growth

Breakdown of turnover

	£m	Growth CER %

Respiratory	2,810	(18)

Oncology	509	41

Cardiovascular, metabolic and urology	364	(16)

Immuno-inflammation	196	39

Other pharmaceuticals	171	(31)

Vaccines	930	–

Performance

In the US, Pharmaceuticals and Vaccines turnover declined 10% to £4,980 million, with Pharmaceuticals down 12% and Vaccines flat. Pharmaceutical sales were impacted by continued price and contracting pressures, primarily affecting respiratory sales, which were down 18% (11% volume decline and a 7% negative impact of price and mix). Sales of Advair were down 25% (14% decline in volume and an 11% decline from price and mix).

Oncology products in the US contributed strongly in the year, with sales up 41% to £509 million, benefiting from strong performances from Votrient and Promacta, and the recent launches of Tafinlar and Mekinist. Benlysta sales grew 22% to £155 million. Generic competition in the US continued to impact sales of Dermatology products, which declined 56% to £49 million and Mepron, which declined 49% to £40 million. Sales of Infanrix/Pediarix grew 15% to £297 million, benefiting from favourable CDC stockpile movements compared with 2013 and the absence of a competitor, particularly in the first half of the year. Sales of hepatitis vaccines were down 6% to £234 million impacted by supply constraints. Boostrix was down 7% to £163 million reflecting the return to the market of a competitor during the year and some supply constraints. Rotarix fell 16% to £86 million as a result of a CDC stockpile withdrawal during Q4 2014.

GSK Annual Report 2014 53

Group financial review continued

Pharmaceuticals and Vaccines – Europe

Turnover £bn

18% of Group turnover Flat CER growth

Operating profit £bn

£2.2bn Operating profit 2% CER growth

Breakdown of turnover

	£m	Growth CER %

Respiratory	1,675	(3)

Oncology	417	29

Cardiovascular, metabolic and urology	293	–

Immuno-inflammation	12	63

Other pharmaceuticals	660	(4)

Vaccines	978	(2)

Performance

Europe Pharmaceuticals and Vaccines turnover was flat at £4,035 million. Pharmaceutical sales were flat at £3,057 million, as strong growth in Oncology and the Avodart franchise up 8% to £280 million, was offset by a 3% decline in Respiratory sales. The newly launched Relvar Ellipta recorded sales of £18 million in the year but these were more than offset by lower sales of Seretide, down 5% to £1,330 million (1% volume decline and a 4% negative impact of price), reflecting increasing competitive pressures and the transition of the Respiratory portfolio to the newer products, particularly in the latter part of the year. Oncology sales were up 29% to £417 million, led by Votrient, Promacta and the newly launched Tafinlar. Vaccines sales fell 2%, with lower sales of Infanrix, Cervarix and flu vaccines, reflecting increased competitive pressures, being only partly offset by sales growth in a number of other products, including Boostrix, which was up 26%, due in part to a competitor supply issue in the first half of the year.

Pharmaceuticals and Vaccines – Emerging Markets

Turnover £bn

14% of Group turnover 5% CER growth

Operating profit £bn

£1.0bn Operating profit 16% CER growth

Breakdown of turnover

	£m	Growth CER %

Respiratory	777	3

Oncology	169	30

Cardiovascular, metabolic and urology	145	20

Immuno-inflammation	3	>100

Other pharmaceuticals	1,053	5

Vaccines	1,056	1

Performance

Emerging Markets Pharmaceuticals and Vaccines turnover increased 5% to £3,203 million, with Pharmaceuticals up 7% and Vaccines up 1%. Most markets outside Asia showed strong growth, with notable performances from Brazil, up 12% to £380 million, and the rest of Latin America, up 9% to £593 million. Sales in China fell 1%, reflecting the effects of the government investigation during the year. There was continued growth from Respiratory products, up 3%, Oncology, up 30%, and the Avodart franchise, up 20%. In Vaccines, growth from strong tender sales of Boostrix, Rotarix and Synflorix was largely offset by lower sales of Cervarix, as a result of some lost tenders, and some supply constraints.

54 GSK Annual Report 2014

Pharmaceuticals and Vaccines – Japan

Turnover £bn

4% of Group turnover 1% CER growth

Operating profit £bn

£0.5bn Operating profit (2)% CER growth

Breakdown of turnover

	£m	Growth CER %

Respiratory	475	(2)

Oncology	65	17

Cardiovascular, metabolic and urology	114	14

Other pharmaceuticals	256	1

Vaccines	27	(14)

Performance

Japan Pharmaceuticals and Vaccines turnover grew 1% to £937 million, with Pharmaceuticals sales increasing 2% and Vaccines sales declining by 14%. Pharmaceuticals sales benefited from strong growth in Avodart, up 14% and Oncology products, up 17%. This growth was partially offset by lower sales in the Respiratory portfolio, down 2%, which was affected by a weaker allergy season at the beginning of the year and increased competitive pressures. The decline in Vaccines sales reflected the impact on Cervarix of the continued suspension of the recommendation for use of HPV vaccines, partly offset by higher sales of Rotarix.

ViiV Healthcare

Turnover £bn

7% of Group turnover 15% CER growth

Operating profit £bn

£1.0bn Operating profit 20% CER growth

Breakdown of turnover

	£m	Growth CER %

Combivir	59	(46)

Epzicom/Kivexa	768	8

Lexiva/Agenerase	87	(17)

Selzentry	136	–

Tivicay	282	>100

Triumeq	57	–

Trizivir	36	(61)

Other products	73	(39)

Performance

ViiV Healthcare turnover grew 15% to £1,498 million as the growth generated by Tivicay and Epzicom, together with the newly launched Triumeq, more than offset the impact of generic competition to older ViiV Healthcare products, including Combivir and Trizivir.

GSK Annual Report 2014 55

Group financial review continued

Established Products

Turnover £bn

13% of Group turnover (16)% CER growth

Operating profit £bn

£1.8bn Operating profit (17)% CER growth

Breakdown of turnover

	£m	Growth CER %

Imigran/Imitrex	172	(4)

Lamictal	531	3

Lovaza	240	(57)

Seroxat/Paxil	210	(19)

Valtrex	154	(24)

Zeffix	166	(3)

Other products	1,538	(11)

Performance

Established Products turnover fell 16% to £3,011 million. Sales in the US were down 31% to £854 million, Europe was down 13% to £601 million, Emerging Markets was down 1% to £1,050 million and Japan was down 15% to £444 million.

Generic competition to Lovaza, down 57% to £240 million, Seroxat/Paxil, down 19% to £210 million and Valtrex, down 24% to £154 million, all contributed to the decline in the category.

Consumer Healthcare

Turnover £bn

19% of Group turnover (1)% CER growth

Operating profit £bn

£0.7bn Operating profit (6)% CER growth

Breakdown of turnover

	£m	Growth CER %

Wellness	1,596	(7)

Oral health	1,797	4

Nutrition	633	10

Skin health	310	(11)

Performance

Consumer Healthcare turnover was £4,336 million in 2014, down 1% compared with 2013, reflecting the impact of a number of supply interruptions during the year. Growth in Rest of World markets of 4% was also affected by weaker market conditions, while sales in Europe, down 5%, and the US, down 8%, were more directly the result of supply issues.

56 GSK Annual Report 2014

Pharmaceuticals turnover

	2014 £m	2013 (restated) £m	Growth CER%	Growth £%

Respiratory	6,181	7,289	(10)	(15)
Oncology	1,202	969	33	24
Cardiovascular, metabolic and urology	965	1,073	(3)	(10)
Immuno-inflammation	214	161	40	33
Other pharmaceuticals	2,407	2,674	(2)	(10)
ViiV Healthcare (HIV)	1,498	1,386	15	8
Established Products	3,011	3,874	(16)	(22)

	15,478	17,426	(5)	(11)

Respiratory

Respiratory sales in 2014 declined 10% to £6,181 million. Seretide/Advair sales were down 15% to £4,229 million, Flixotide/ Flovent sales decreased 6% to £702 million and Ventolin sales grew 11% to £665 million. Xyzal sales, almost exclusively made in Japan, grew 7% to £130 million.

In the US, Respiratory sales declined 18% (11% volume decline and a 7% negative impact of price and mix), primarily reflecting the continued price and contracting pressures in the market. Sales of Advair were down 25% to £1,972 million (14% decline in volume and an 11% decline of price and mix). Flovent sales were down 6% while Ventolin sales were up 18%, primarily reflecting the impact of net favourable adjustments to previous accruals for returns and discounts. Breo Ellipta recorded sales of £29 million and Anoro Ellipta sold £14 million in the year.

European Respiratory sales were down 3%, primarily reflecting increasing competition. Seretide sales declined 5% to £1,330 million (1% decline in volume and a 4% negative impact of price), reflecting increasing competitive pressures and the transition of the Respiratory portfolio to the newer products in the latter part of the year. Relvar Ellipta recorded sales of £18 million in the year.

Respiratory sales in Emerging Markets grew 3%. Seretide grew 3% to £400 million, helped by an improved performance in China. Sales growth of Ventolin, up 8% to £165 million, and Veramyst, up 15% to £73 million, was offset by a 33% decline in Flixonase, which was largely driven by lower sales in China.

In Japan, Respiratory sales fell 2% to £475 million. Sales of the newly launched Relvar Ellipta of £17 million offset the impact of increasing competitor action on Adoair, which fell 6% to £228 million. The growth in Xyzal, up 8% to £114 million, was more than offset by lower sales elsewhere in the Respiratory portfolio.

Oncology

Oncology sales in 2014 grew 33% to £1,202 million. Votrient sales grew 33% to £410 million and Promacta sales grew 34% to £231 million. Arzerra sales fell 24% to £54 million and Tykerb/ Tyverb sales fell 11% to £171 million. Generic competition to both Hycamtin and Argatroban was more than offset by new launches, as Tafinlar and Mekinist recorded sales of £135 million and £68 million, respectively.

In the US, Oncology grew 41% to £509 million. Votrient sales grew 32% to £181 million and sales of Promacta grew 32% to £91 million. Tafinlar and Mekinist sales were £58 million and £67 million, respectively.

In Europe, Oncology grew 29% to £417 million, led by sales of Votrient, which increased by 23% to £153 million in the year. Promacta grew 36% to £71 million and sales of Tafinlar were £67 million.

In Emerging Markets and Japan, Oncology sales in the year grew 30% to £169 million and 17% to £65 million, respectively.

Cardiovascular, metabolic and urology

Sales in the category fell 3% to £965 million. The Avodart franchise grew 1% to £805 million, with 17% growth in sales of Duodart/Jalyn and a 4% decline in sales of Avodart. Levitra fell 28% to £100 million in the year. Sales of Prolia fell 10% to £41 million due to the agreement in Q2 2014 with Amgen to terminate the joint commercialisation in a number of European markets, Mexico and Russia.

On a regional basis, the decline in the US of 16% to £364 million, was partly offset by Emerging Markets, up 20% to £145 million, and Japan, up 14% to £114 million. Europe was flat at £293 million.

Immuno-inflammation

Immuno-inflammation sales grew 40% to £214 million. Benlysta turnover in the year was £173 million, up 25%. In the US, Benlysta sales were £155 million, up 22%.

Other pharmaceuticals

Other therapy areas were down 2% at £2,407 million, principally reflecting generic competition to Dermatology products, which primarily affected sales of Soriatane in the US, and by a decline in sales of Mepron in the Rare diseases category. These declines were partly offset by growth in Relenza sales of 39%, primarily in the US, and the inclusion of Theravance milestone income of £57 million (2013 – £78 million).

ViiV Healthcare (HIV)

ViiV Healthcare sales increased 15%, with the US up 28%, Europe up 6%, Japan up 35% and Emerging Markets down 4%. Tivicay recorded sales of £282 million, Epzicom/Kivexa sales increased 8% to £768 million but Selzentry sales were flat at £136 million. The launch of Triumeq is well underway and it recorded sales of £57 million in the year. This growth was partly offset by declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 46% to £59 million, and Trizivir, down 61% to £36 million.

Established Products

Established Products turnover fell 16% to £3,011 million. Sales in the US were down 31% to £854 million, Europe was down 13% to £601 million, Emerging Markets was down 1% to £1,050 million and Japan was down 15% to £444 million.

Generic competition to Lovaza, down 57% to £240 million, Seroxat/Paxil, down 19% to £210 million and Valtrex, down 24% to £154 million, all contributed to the decline in the category.

GSK Annual Report 2014 57

Group financial review continued

Vaccines turnover

	2014 £m	2013 £m	Growth CER%	Growth £%

Infanrix, Pediarix	828	862	2	(4)
Boostrix	317	288	16	10
Cervarix	118	172	(26)	(31)
Fluarix, Flulaval	215	251	(9)	(14)
Hepatitis	558	629	(6)	(11)
Rotarix	376	375	7	–
Synflorix	398	405	4	(2)
Other	382	438	(6)	(13)

Vaccines sales	3,192	3,420	(1)	(7)

Vaccines sales fell 1% to £3,192 million with declines in Europe, down 2%, and Japan, down 14% being partly offset by growth in Emerging Markets of 1%. The US was flat. The Emerging Markets performance primarily reflected the strength of Synflorix, Boostrix and Rotarix.

Infanrix/Pediarix grew 2% to £828 million. Growth in the US benefited from a favourable comparison with 2013, which was impacted by a withdrawal from the CDC stockpile. This offset declines in Europe and Emerging Markets.

Boostrix sales increased 16% to £317 million, reflecting growth in all regions except the US. US sales fell 7% reflecting the return of a competitor during the year and some supply constraints.

Cervarix sales declined 26% to £118 million in 2014, largely reflecting declines in Emerging Markets and Japan and increasing competitive pressures, particularly in the tender market.

Fluarix and FluLaval sales declined 9% to £215 million due to lower production levels for 2014 and the impact of increased competitive pressures.

Sales of hepatitis vaccines fell 6% to £558 million, in part reflecting supply constraints that impacted the US and Emerging Markets.

Rotarix sales were up 7% to £376 million, with growth driven by tender shipments in Europe and Emerging Markets, partly offset by a decline in the US, which was impacted by a CDC stockpile withdrawal in Q4 2014.

Synflorix sales grew 4% to £398 million, primarily reflecting a strong tender performance in Emerging Markets.

Sales from new pharmaceutical and vaccine launches

		2014 £m	2013 £m	Growth CER%	Growth £%

Pharmaceuticals:
Respiratory:	Relvar/Breo Ellipta	67	8	>100	>100
	Anoro/ Ellipta	17	–	–	–
Oncology:	Tafinlar	135	16	>100	>100
	Mekinist	68	10	>100	>100
CVMU:	Duodart/ Jalyn	230	209	17	10
	Eperzan/ Tanzeum	6	–	–	–
Immuno-inflammation:	Benlysta	173	146	25	18
Other pharmaceuticals		9	17	(47)	(49)
ViiV Healthcare:	Tivicay	282	19	>100	>100
	Triumeq	57	–	–	–
Vaccines:	Nimenrix	19	12	69	55
	Synflorix	398	405	4	(2)

		1,461	842	84	74

New products are those launched in the last five years (2010 to 2014 inclusive). Sales of new products were £1,461 million, grew 84% in the year and represented 8% of Pharmaceuticals and Vaccines turnover. In Q4 2014, sales of new products were £523 million, grew 78% and represented 10% of Pharmaceuticals and Vaccines turnover.

In Q4 2013, Breo Ellipta was launched in the US for COPD, and Relvar Ellipta was launched in Europe for COPD and asthma in Q1 2014. In addition, Anoro Ellipta was launched in the US in April 2014 for the treatment of COPD.

In Q3 2013, Tivicay was launched in the US and subsequently launched in Europe in Q1 2014. Triumeq was launched in both the US and Europe in Q3 2014.

Consumer Healthcare turnover

	2014 £m	2013 (restated) £m	Growth CER%	Growth £%

Wellness	1,596	1,865	(7)	(14)
Oral health	1,797	1,884	4	(5)
Nutrition	633	627	10	1
Skin health	310	380	(11)	(18)

	4,336	4,756	(1)	(9)

	2014 £m	2013 (restated) £m	Growth CER%	Growth £%

USA	836	951	(8)	(12)
Europe	1,242	1,392	(5)	(11)
ROW	2,258	2,413	4	(6)

	4,336	4,756	(1)	(9)

Consumer Healthcare turnover was down 1% in 2014, reflecting the impact of supply issues, comparison with a strong cold and flu season in early 2013 and slowing markets in the Rest of World. Estimated global market growth was approximately 3%.

Wellness

Wellness sales were £1,596 million, down 7%, primarily due to the supply issues and product recalls that significantly impacted sales of products for Smokers Health, down 29%, and alli.

Oral health

Oral health sales grew 4% to £1,797 million. The continued growth of Sensodyne, up 11%, was partly offset by a 10% decline in sales of Aquafresh which was impacted by supply issues in both Europe and the US, together with increased competition.

Nutrition

Nutrition sales grew 10% to £633 million. Horlicks was up 11%, reflecting continued growth in India, and Boost was up 9%.

Skin health

Sales of products for Skin health were down 11% to £310 million, primarily due to lower sales of Bactroban in China.

Regional performance

Sales in the US and Europe were down 8% and 5%, respectively, reflecting both supply issues and product recalls, primarily on products for Smokers Health and alli. Growth in Rest of World markets of 4% was restricted by a slower economic environment, but did reflect some growth across most markets, partly offset by a 5% reduction of sales in China and a 52% decline in sales of Smokers Health products, both primarily due to supply issues.

58 GSK Annual Report 2014

Core results

We use the core reporting basis to manage the performance of the Group and the definition of core results is set out on page 52. A review of the Group’s total results is set out on pages 62 to 63. The reconciliation of total results to core results is presented on page 61.

Cost of sales

		2014		2013 (restated)	Growth

		% of		% of
	£m	turnover	£m	turnover	CER%	£%

Cost of sales	(6,535)	(28.4)	(7,075)	(27.6)	(3)	(8)

Core cost of sales as a percentage of turnover was 28.4% compared with 27.6% in 2013. Net of adverse currency translation effects, the cost of sales percentage increased 0.2 percentage points. This reflected adverse price and mix movements, particularly the decline in Pharmaceuticals sales in the US, the costs of supply remediation activities and continuing investments in new launch capacity and future manufacturing technology, partly offset by the benefit of our ongoing cost reduction programmes.

Selling, general and administration

		2014		2013 (restated)	Growth

		% of		% of
	£m	turnover	£m	turnover	CER%	£%

Selling, general and administration	(7,074)	(30.7)	(7,749)	(30.3)	(2)	(9)

Core SG&A costs as a percentage of sales were 30.7%, 0.4 percentage points higher than in 2013. Excluding currency effects, the SG&A percentage increased 0.5 percentage points, as SG&A declined 2% on a turnover decline of 3%. The reduction in SG&A reflected continued investments in our multiple new product launches partly offset by the benefits of our restructuring programmes and ongoing cost management efforts.

Advertising and promotion decreased 8% primarily reflecting reduced activity in the Established Products category and ongoing cost management efforts which were partly offset by new product launches. Selling and distribution decreased 2% as investments in product launches were offset by savings in from our ongoing cost reduction programmes. General and administration expenses increased 1% primarily due to higher phase IV expenditure, partly offset by benefits from the restructuring programmes.

Research and development

		2014		2013 (restated)	Growth

		% of		% of
	£m	turnover	£m	turnover	CER%	£%

Research and development	(3,113)	(13.5)	(3,394)	(13.3)	(4)	(8)

Core R&D expenditure declined 4% to £3,113 million (13.5% of turnover) compared with £3,394 million (13.3% of turnover) in 2013. Excluding currency effects, the R&D percentage declined 0.1 percentage points, reflecting the phasing of ongoing project spending as well as the completion of a number of programmes and continuing cost management benefits.

We remain focused on delivering an improved return on our investment in R&D. Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns-based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of phase IIa trials) and Development work (from phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. Phase IV costs and other administrative expenses are reported in SG&A and are not included in the table below.

The table below analyses core R&D expenditure by these categories:

	2014 £m	2013 (restated) £m

Discovery	739	742
Development	1,317	1,535
Facilities and central support functions	455	449

Pharmaceuticals R&D	2,511	2,726
Vaccines R&D	443	496
Consumer Healthcare R&D	159	172

Research and development	3,113	3,394

The proportion of Pharmaceuticals R&D investment made in the late-stage portfolio decreased from 56% of Pharmaceuticals R&D costs in 2013 to 52% in 2014, reflecting the completion of a number of late-stage programmes.

Royalty income

Royalty income was £310 million (2013 – £387 million) reflecting the conclusion of a number of royalty agreements. 2013 also included a prior year catch-up adjustment.

GSK Annual Report 2014 59

Group financial review continued

Core operating profit by business

				2013
		2014		(restated)	Growth

	£m	Margin %	£m	Margin %	CER%	£%

Pharmaceuticals	5,368	34.7	6,472	37.1	(9)	(17)
Vaccines	1,129	35.4	1,097	32.1	13	3

Pharmaceuticals and Vaccines	6,497	34.8	7,569	36.3	(6)	(14)
Consumer
Healthcare	657	15.2	829	17.4	(6)	(21)

	7,154	31.1	8,398	32.8	(6)	(15)
Corporate & other unallocated costs	(560)		(627)		(2)	(11)

Core operating profit	6,594	28.7	7,771	30.4	(6)	(15)

Core operating profit by segment
				2013
		2014		(restated)	Growth
		% of		% of
	£m	turnover	£m	turnover	CER%	£%

Pharmaceuticals and Vaccines
USA	3,173	63.7	3,955	68.0	(16)	(20)
Europe	2,205	54.6	2,277	53.9	2	(3)
Emerging Markets	993	31.0	986	29.3	16	1
Japan	466	49.7	568	53.7	(2)	(18)
ViiV Healthcare	977	65.2	885	63.9	20	10
Established Products	1,793	59.5	2,352	60.7	(17)	(24)
Pharmaceutical R&D	(2,708)		(2,823)		–	(4)
Other trading and unallocated pharmaceuticals	(402)	(40.0)	(631)	(56.6)	(37)	(36)

Pharmaceuticals and Vaccines	6,497	34.8	7,569	36.3	(6)	(14)
Consumer Healthcare	657	15.2	829	17.4	(6)	(21)

	7,154	31.1	8,398	32.8	(6)	(15)
Corporate & other unallocated costs	(560)		(627)		(2)	(11)

Core operating profit	6,594	28.7	7,771	30.4	(6)	(15)

Core operating profit was £6,594 million, 6% lower than in 2013 in CER terms on a turnover decline of 3%. The core operating margin of 28.7% was 1.7 percentage points lower than in 2013. Excluding currency effects, the margin decreased 0.8 percentage points. This primarily reflected an increase in SG&A as a percentage of sales and lower royalty income. SG&A costs declined 2% driven by targeted cost management and the benefit of ongoing restructuring programmes. SG&A also included the credit reported in Q3 2014 of £219 million from a release of reserves following simplification of the Group’s entity structure and our trading arrangements. Structural savings of approximately £280 million were realised in 2013.

Net finance costs

	2014	2013
Finance income	£m	£m

Interest and other income	66	59
Fair value movements	2	2

	68	61

Finance expense

Interest expense	(688)	(726)
Unwinding of discounts on liabilities	(2)	–
Remeasurements and fair value movements	(10)	(5)
Other finance expense	(14)	(22)

	(714)	(753)

Core net finance expense was £646 million compared with £692 million in 2013, reflecting GSK’s strategy to improve the funding profile of the Group, despite average net debt in 2014 being marginally higher than in 2013.

Share of after tax profits of associates and joint ventures

The share of profits of associates and joint ventures was £30 million (2013 – £43 million), reflecting the reduced shareholding in the Aspen group, currency movements and a number of one-off adjustments.

Core profit before taxation

2013
		2014		(restated)		Growth

		% of		% of
	£m	turnover	£m	turnover	CER%	£%

Core profit before tax	5,978	26.0	7,122	27.8	(6)	(16)

Taxation

Tax on core profit amounted to £1,172 million and reflected an effective core tax rate of 19.6% (2013 – 23.0%). The reduction in the effective rate included the resolution of a number of matters that benefited the year, and an increase in the benefit of intellectual property incentives.

Core earnings per share

Core EPS of 95.4p decreased 1% in CER terms compared with a 6% decline in the operating profit as a result of financial efficiencies.

Dividend

The Board declared four interim dividends resulting in a dividend for the year of 80 pence, a 2 pence increase on the dividend for 2013. See Note 16 to the financial statements, ‘Dividends’.

Profit forecast

The Class 1 Circular dated 20 November 2014, issued to shareholders in connection with the proposed three-part transaction with Novartis included the following profit forecast in respect of 2014: “In 2014, GSK expects to deliver full year core EPS on a CER and ex-divestment basis broadly similar to last year (from a 2013 base of 108.4p adjusted for divestments completed during 2013).”

The actual results were that core EPS for 2014 declined 1% CER, broadly in line with last year excluding divestments completed in 2013.

60 GSK Annual Report 2014

Core results reconciliation – 31 December 2014

	Core results £m	Intangible amortisation £m		Intangible impairment £m		Major restructuring £m		Legal charges £m		Acquisition accounting and other £m		Total results £m

Turnover	23,006											23,006
Cost of sales	(6,535)	(503)		(78)		(204)				(3)		(7,323)

Gross profit	16,471	(503)		(78)		(204)				(3)		15,683

Selling, general and administration	(7,074)					(430)		(548)		(194)		(8,246)
Research and development	(3,113)	(72)		(72)		(116)				(77)		(3,450)
Royalty income	310											310
Other operating income	–									(700)		(700)

Operating profit	6,594	(575)		(150)		(750)		(548)		(974)		3,597

Net finance costs	(646)					(5)				(8)		(659)
Share of after tax profits of associates and joint ventures	30											30

Profit before taxation	5,978	(575)		(150)		(755)		(548)		(982)		2,968

Taxation	(1,172)	209		29		215		26		556		(137)
Tax rate	19.6%											4.6%

Profit after taxation	4,806	(366)		(121)		(540)		(522)		(426)		2,831

Profit attributable to non-controlling interests	222									(147)		75
Profit attributable to shareholders	4,584	(366)		(121)		(540)		(522)		(279)		2,756

Earnings per share	95.4p	(7.6	)p	(2.5	)p	(11.3	)p	(10.9	)p	(5.8	)p	57.3p

Weighted average number of shares (millions)	4,808											4,808

Core results reconciliation – 31 December 2013 (restated)

	Core results (before divestments) £m	Divestments £m		Core results £m	Intangible amortisation £m		Intangible impairment £m		Major restructuring £m		Legal charges £m		Acquisition accounting and other £m		Total results £m

Turnover	25,602	903		26,505											26,505
Cost of sales	(7,075)	(474)		(7,549)	(450)		(408)		(178)						(8,585)

Gross profit	18,527	429		18,956	(450)		(408)		(178)						17,920

Selling, general and administration	(7,749)	(179)		(7,928)					(300)		(252)				(8,480)
Research and development	(3,394)	(6)		(3,400)	(97)		(331)		(39)				(56)		(3,923)
Royalty income	387			387											387
Other operating income				–									1,124		1,124

Operating profit	7,771	244		8,015	(547)		(739)		(517)		(252)		1,068		7,028

Net finance costs	(692)			(692)					(6)				(8)		(706)
Profit on disposal of interest in associates and joint ventures	–			–									282		282
Share of after tax profits of associates and joint ventures	43			43											43

Profit before taxation	7,122	244		7,366	(547)		(739)		(523)		(252)		1,342		6,647

Taxation	(1,635)	(60)		(1,695)	149		226		145		9		147		(1,019)
Tax rate	23.0%			23.0%											15.3%

Profit after taxation	5,487	184		5,671	(398)		(513)		(378)		(243)		1,489		5,628

Profit attributable to non-controlling interests	250			250									(58)		192
Profit attributable to shareholders	5,237	184		5,421	(398)		(513)		(378)		(243)		1,547		5,436

Earnings per share	108.4p	3.8	p	112.2p	(8.2	)p	(10.7	)p	(7.8	)p	(5.0	)p	32.0	p	112.5p

Weighted average number of shares (millions)	4,831														4,831

GSK Annual Report 2014 61

Group financial review continued

Total results

		2014		2013	Growth

		% of		% of
	£m	turnover	£m	turnover	CER%	£%

Turnover	23,006	100	26,505	100	(7)	(13)

Cost of sales	(7,323)	(31.8)	(8,585)	(32.4)	(11)	(15)
Selling, general and administration	(8,246)	(35.8)	(8,480)	(32.0)	4	(3)
Research and development	(3,450)	(15.0)	(3,923)	(14.8)	(8)	(12)
Royalty income	310	1.3	387	1.5	(18)	(20)
Other operating income	(700)	(3.1)	1,124	4.2	>(100)	>(100)

Operating profit	3,597	15.6	7,028	26.5	(40)	(49)
Net finance costs	(659)		(706)
Profit on disposal of interest in associates	–		282
Share of after tax profits of associates and joint ventures	30		43

Profit before taxation	2,968		6,647		(46)	(55)
Taxation	(137)		(1,019)

Total profit after taxation for the year	2,831		5,628		(41)	(50)
Total profit attributable to shareholders	2,756		5,436

Earnings per share (p)	57.3		112.5		(40)	(49)
Earnings per ADS (US$)	1.89		3.53

Cost of sales

Cost of sales as a percentage of turnover was 31.8% compared with 32.4% in 2013. Net of adverse currency translation effects, the cost of sales percentage decreased 1.3 percentage points. This reflected adverse price and mix movements, particularly the decline in Pharmaceuticals sales in the US, the costs of supply remediation activities and continuing investments in new launch capacity and future manufacturing technology, more than offset by lower intangible write-offs and the benefit of our ongoing cost reduction programmes and lower intangible impairments.

Selling, general and administration

SG&A costs as a percentage of sales were 35.8%, 3.8 percentage points higher than in 2013. Excluding currency effects, the SG&A percentage increased 3.7 percentage points, as SG&A increased 4% on a turnover decline of 7%. The increase in SG&A reflected continued investments in our multiple new product launches, higher legal costs, restructuring costs and a charge of £114 million for an additional, catch-up year of the US Branded Prescription Drug fee in accordance with the final regulations issued by the IRS in Q3 2014, partly offset by the benefits of our restructuring programmes and ongoing cost management efforts.

Advertising and promotion decreased 11% reflecting reduced activity in the Established Products category and ongoing cost management efforts which were partly offset by new product launches. Selling and distribution decreased 4% as investments in product launches were offset by savings in Established Products. General and administration expenses increased 20% due to higher phase IV expenditure, legal and restructuring costs, partly offset by restructuring benefits.

Research and development

R&D expenditure declined 8% to £3,450 million (15.0% of turnover) compared with £3,923 million (14.8% of turnover) in 2013. Excluding currency effects, the R&D percentage declined 0.2 percentage points, reflecting lower intangible write-offs, the phasing of ongoing project spending as well as the completion of a number of programmes and continuing cost management benefits and lower intangible impairments.

Other operating income

Net other operating expense of £700 million (2013 - £1,124 million income) included, following the improved sales performance of Tivicay and Triumeq, an increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture which has increased to £1.7 billion, resulting in a charge for the year of £768 million (2013 – £253 million). The liability represents the present value of expected future payments to Shionogi. These will be paid over a number of years and will vary in line with sales of products that contain dolutegravir. The net income in 2013 included profits from the disposals of the Lucozade and Ribena business and certain anti-coagulant products, which in aggregate were £1,331 million.

Following announcement of the proposed Novartis transaction, GSK entered into a number of forward exchange contracts to protect the Sterling value of the net US Dollar proceeds due to the Group on completion of the transaction. At 31 December 2014 these contracts were in a loss position and resulted in the recognition of an unrealised loss in 2014 of £299 million which has been included in net other operating expense. If these contracts remain in a loss position on maturity, that loss will partly offset the gain in the expected Sterling value of the proceeds that will be received by the Group as a result of favourable exchange movements since the inception of the forward contracts. If, on maturity, the contracts are in a gain position, the gains will partly offset losses in the Sterling value of the proceeds that will be received by the Group as a result of unfavourable exchange movements since the inception of the forward contracts.

Operating profit

Total operating profit was £3,597 million compared with £7,028 million in 2013. The non-core items resulted in a net charge of £2,997 million (2013 – £987 million, excluding trading profits on products divested in 2013). The 2013 net charge included the profits on the disposals of Lucozade and Ribena business and the anti-coagulant products, which in aggregate were £1,331 million.

The intangible asset amortisation increased to £575 million (2013 – £547 million), reflecting the accelerated amortisation of Lovaza. Intangible asset impairments of £150 million (2013 – £739 million) included write-offs of several R&D and commercial assets.

Major restructuring charges of £750 million (2013 – £517 million) included £101 million under the Operational Excellence programme, £334 million under the Major Change programme and £243 million under the new Pharmaceuticals restructuring programme.

The Operational Excellence programme initiated on 2007 and expanded in 2009, 2010 and 2011 was substantially complete at the end of 2014 at a total cost of £4.7 billion and delivered annual pre-tax savings of approximately £2.9 billion. The Major Change programme, announced in 2013, focuses on opportunities to simplify our supply chain processes, build the Group’s capabilities in manufacturing and R&D, and restructure our European Pharmaceuticals business. The programme is expected to cost £1.5 billion, of which non-cash charges are expected to be £350 million. It has delivered approximately £0.6 billion of annual savings and remains on track to deliver annual pre-tax savings of at least £1.0 billion by 2016.

The new Pharmaceuticals restructuring programme, announced in October 2014, will rescale commercial operations, global support functions and the relevant R&D/manufacturing operations across Pharmaceuticals. The programme is expected to cost £1.5 billion, predominantly in cash charges. Approximately £1 billion of new annual cost savings are expected over the next three years, with around 50% delivered in 2016.

Legal charges of £548 million (2013 – £252 million) included a £301 million fine paid to the Chinese government, settlement of existing anti-trust matters and higher litigation costs.

62 GSK Annual Report 2014

Acquisition accounting and other adjustments resulted in a net charge of £974 million (2013 – income of £1,068 million) and included the increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture of £768 million (2013 – £253 million). The net credit in 2013 included profits on the disposal of Lucozade and Ribena business and the anti-coagulant products, which in aggregate were £1,331 million. Other items also included charges related to major acquisitions, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

Net finance costs

Finance income	2014 £m	2013 £m

Interest and other finance income	66	59
Fair value movements	2	2

	68	61

Finance expense

Interest expense	(688)	(726)
Unwinding of discounts on liabilities	(15)	(14)
Remeasurements and fair value movements	(10)	(5)
Other finance expense	(14)	(22)

	(727)	(767)

Profit on disposal of interest in associates

The pre-tax profit on disposals of associates was nil (2013 – £282 million). The 2013 profit reflected the disposal of 28.2 million ordinary shares in Aspen Pharmacare for £429 million.

Share of after tax profits of associates and joint ventures

The share of after tax profits of associates of £30 million (2013 – £43 million) principally arose from the Group’s holdings in Aspen Pharmacare.

Profit before taxation

Taking account of net finance costs, the profit on disposal of interest in associates and the share of profit in associates, profit before taxation was £2,968 million compared with £6,647 million in 2013, a 46% CER decrease and a 55% decrease in sterling terms.

Taxation

	2014 £m	2013 £m

UK current taxation	(251)	265
Overseas current taxation	993	1,284

Total current taxation	742	1,549
Total deferred taxation	(605)	(530)

Taxation on total profits	137	1,019

The charge for taxation on total profits amounted to £137 million and represented a total effective tax rate of 4.6% (2013 – 15.3%), reflecting the differing tax effects of the various non-core items, including a number of non-recurring tax only items.

Tax relating to acquisition accounting and other adjustments included deferred tax on the increased liability for the expected future payments to Shionogi; recognition of a deferred tax asset in respect of tax losses expected to be used on completion of the Novartis transaction, and tax credits arising on the resolution of a number of tax matters with tax authorities, including matters related to prior year acquisitions or disposals.

The UK current tax credit includes a benefit from resolution of a number of tax matters and other prior year adjustments.

Earnings per share

Total EPS was 57.3p, compared with 112.5p in 2013 which included 33.8p arising from gains on equity investment and asset disposals. Of the remaining difference, 10.4p was due to currency.

Critical accounting policies

The consolidated financial statements are prepared in accordance with IFRS, as adopted for use in the European Union, and also with IFRS as issued by the IASB, following the accounting policies approved by the Board and described in Note 2 to the financial statements, ‘Accounting principles and policies’.

We are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates.

The critical accounting policies, for which information on the judgements and estimates made is given in Note 3 to the financial statements, ‘Key accounting judgements and estimates’, and in the relevant detailed notes to the financial statements as indicated below, relate to the following areas:

¡	Turnover
¡	Taxation (Note 14)
¡	Legal and other disputes (Notes 29 and 45)
¡	Impairments of goodwill and other intangible assets (Notes 18 and 19)
¡	Business combinations (Note 38)
¡	Pensions and other post-employment benefits (Note 28).

Information on the judgements and estimates made in these areas is given in Note 3 to the financial statements, ‘Key accounting judgements and estimates’.

Turnover

In respect of the Turnover accounting policy, our largest business is US Pharmaceuticals and Vaccines, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in our US Pharmaceuticals and Vaccines business:

¡	We have arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates

¡	Customer rebates are offered to key managed care and group purchasing organisations (GPO) and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to the value of product purchased, formulary status or pre-determined market shares relative to competitors. The accrual for customer rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates

¡	The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditure on prescription drugs. In 2010, the Patient Protection and Affordable Care Act became law. We participate by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of the relevant regulations or the Patient Protection and Affordable Care Act

¡	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience

¡	We record an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market related information such as stock levels at wholesalers, anticipated price increases and competitor activity.

GSK Annual Report 2014 63

Group financial review continued

A reconciliation of gross turnover to net turnover for the US Pharmaceuticals and Vaccines business is as follows:

		2014	2013 (restated)		2012 (restated)

	£m	Margin %	£m	Margin %	£m	%

Gross turnover	7,883	100	8,399	100	7,964	100
Market driven segments	(1,205)	(15)	(976)	(12)	(873)	(11)
Government mandated and state programs	(1,459)	(19)	(1,273)	(15)	(1,255)	(16)
Cash discounts	(139)	(2)	(152)	(2)	(142)	(2)
Customer returns	(58)	(1)	(69)	(1)	(91)	(1)
Prior year adjustments	130	2	69	1	51	1
Other items	(172)	(2)	(181)	(2)	(146)	(2)

Total deductions	(2,903)	(37)	(2,582)	(31)	(2,456)	(31)

Net turnover	4,980	63	5,817	69	5,508	69

Market driven segments consist primarily of Managed Care and Medicare plans with which GSK negotiates contract pricing that is honoured via rebates and chargebacks. Mandated segments consist primarily of Medicaid and Federal government programs which receive government mandated pricing via rebates and chargebacks.

The balance sheet accruals for rebates, discounts, allowances and returns for the US Pharmaceuticals and Vaccines business and the US element of Established Products are managed on a combined basis. At 31 December 2014, the total accrual amounted to £1,308 million (2013 – £1,188 million).

A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.

On this basis, US Pharmaceuticals and Vaccines inventory levels at wholesalers and in other distribution channels at 31 December 2014 were estimated to amount to approximately five weeks of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

Legal and other disputes

In respect of the accounting policy for Legal and other disputes, the following briefly describes the process by which we determine the level of provision that is necessary.

In accordance with the requirements of IAS 37, ‘Provisions, contingent liabilities and contingent assets’, we provide for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group. We may become involved in significant legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included in the Annual Report, but no provision would be made.

This position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements.

Like many pharmaceutical companies, we are faced with various complex product liability, anti-trust and patent litigation, as well as investigations of its operations conducted by various governmental regulatory agencies. Throughout the year, the General Counsel of the Group, as head of the Group’s legal function, and the Senior Vice President and Head of Global Litigation for the Group, who is responsible for all litigation and government investigations, routinely brief the Chief Executive Officer, the Chief Financial Officer and the Board of Directors on the significant litigation pending against the Group and governmental investigations of the Group.

These meetings, as appropriate, detail the status of significant litigation and government investigations and review matters such as the number of claims notified to us, information on potential claims not yet notified, assessment of the validity of claims, progress made in settling claims, recent settlement levels and potential reimbursement by insurers.

The meetings also include an assessment of whether or not there is sufficient information available for us to be able to make a reliable estimate of the potential outcomes of the disputes. Often, external counsel assisting us with various litigation matters and investigations will also assist in the briefing of the Board and senior management. Following these discussions, for those matters where it is possible to make a reliable estimate of the amount of a provision, if any, that may be required, the level of provision for legal and other disputes is reviewed and adjusted as appropriate.

64 GSK Annual Report 2014

Financial position and resources

	2014 £m	2013 £m

Assets
Non-current assets
Property, plant and equipment	9,052	8,872
Goodwill	3,724	4,205
Other intangible assets	8,320	9,283
Investments in associates and joint ventures	340	323
Other investments	1,114	1,202
Deferred tax assets	2,688	2,084
Derivative financial instruments	–	1
Other non-current assets	735	889

Total non-current assets	25,973	26,859

Current assets
Inventories	4,231	3,900
Current tax recoverable	138	129
Trade and other receivables	4,600	5,442
Derivative financial instruments	146	155
Liquid investments	69	66
Cash and cash equivalents	4,338	5,534
Assets held for sale	1,156	1

Total current assets	14,678	15,227

Total assets	40,651	42,086

Liabilities
Current liabilities
Short-term borrowings	(2,943)	(2,789)
Trade and other payables	(7,958)	(8,317)
Derivative financial instruments	(404)	(127)
Current tax payable	(945)	(1,452)
Short-term provisions	(1,045)	(992)

Total current liabilities	(13,295)	(13,677)

Non-current liabilities
Long-term borrowings	(15,841)	(15,456)
Deferred tax liabilities	(445)	(693)
Pensions and other post-employment benefits	(3,179)	(2,189)
Other provisions	(545)	(552)
Derivative financial instruments	(9)	(3)
Other non-current liabilities	(2,401)	(1,704)

Total non-current liabilities	(22,420)	(20,597)

Total liabilities	(35,715)	(34,274)

Net assets	4,936	7,812

Equity
Share capital	1,339	1,336
Share premium account	2,759	2,595
Retained earnings	(2,074)	913
Other reserves	2,239	2,153

Shareholders’ equity	4,263	6,997

Non-controlling interests	673	815

Total equity	4,936	7,812

Property, plant and equipment

Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of our property, plant and equipment to minimise risks of interruption of production and to achieve compliance with regulatory standards. A number of our processes use chemicals and hazardous materials.

The total cost of our property, plant and equipment at 31 December 2014 was £19,355 million, with a net book value of £9,052 million. Of this, land and buildings represented £3,667 million, plant and equipment £2,392 million and assets in construction £2,993 million. In 2014, we invested £1,261 million in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2014, we had contractual commitments for future capital expenditure of £459 million and operating lease commitments of £701 million. We believe that our facilities are adequate for our current needs.

We observe stringent procedures and use specialist skills to manage environmental risks from our activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Our Planet’ on page 46 and in Note 45 to the financial statements, ‘Legal proceedings’.

Goodwill

Goodwill decreased during the year to £3,724 million at December 2014, from £4,205 million. The decrease reflects the goodwill allocated to the oncology business and transferred to assets held for sale following the decision to sell the business to Novartis.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2014 was £8,320 million (2013 – £9,283 million). The decrease in 2014 reflected a transfer of £506 million to assets held for sale to reflect the proposed Novartis transaction, capitalised development costs of £242 million and the amortisation and impairment of existing intangibles of £704 million and £157 million, respectively.

Investments

We held investments, including associates and joint ventures, with a carrying value at 31 December 2014 of £1,454 million (2013 – £1,525 million). The market value at 31 December 2014 was £2,502 million (2013 – £2,212 million). The largest of these investments are in an associate, Aspen Pharmacare Holdings Limited, which had a book value at 31 December 2014 of £274 million (2013 – £229 million) and investments in Theravance, Inc. and Theravance Biopharma, Inc. which have a book value at 31 December 2014 of £367 million (2013 – £644 million).

The investments include equity stakes in companies with which we have research collaborations, which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

GSK Annual Report 2014 65

Group financial review continued

Derivative financial instruments: assets

We had both non-current and current derivative financial instruments held at fair value of £146 million (2013 – £156 million). The majority of this amount related to interest rate swaps and foreign exchange contracts both designated and non-designated (inter-company loans and deposits) as accounting hedges.

Inventories

Inventory of £4,231 million increased by £331 million during the year. The increase primarily reflected the impact of stock building for new product launches and remediation of the Consumer Healthcare supply chain, partly offset by a favourable exchange impact.

Trade and other receivables

Trade and other receivables of £4,600 million decreased from 2013 reflecting the receipt of the deferred receivable from Aspen in respect of the inventory and a manufacturing site which formed part of the disposal of the anti-coagulants products business in 2013, together with improved recoveries of receivables in various markets and favourable exchange impacts.

Derivative financial instruments: liabilities

We held both non-current and current derivative financial instruments at fair value of £413 million (2013 – £130 million). This primarily related to foreign exchange contracts both designated and non-designated (inter-company loans and deposits, acquisitions and disposals, external debt and legal provisions) as accounting hedges.

Trade and other payables

Trade and other payables amounting to £7,958 million decreased from £8,317 million in 2013, reflecting the effect of the increased shareholding in the Group’s Indian Pharmaceutical subsidiary accrued in 2013 partly offset by the effect of an increase in the returns and rebates accrual together with a favourable exchange impact.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £2,035 million at 31 December 2014 (2013 – £2,237 million) in respect of estimated future liabilities, of which £520 million (2013 – £646 million) related to legal and other disputes. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of restructuring programmes to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The deficits, net of surpluses before allowing for deferred taxation were £1,689 million (2013 – £613 million) on pension arrangements and £1,397 million (2013 – £1,246 million) on unfunded post-employment liabilities. The increases in the deficits were predominantly driven by lower discount rates that we used to discount the value of the liabilities.

In December 2010, the UK scheme purchased an insurance contract that will guarantee payment of specified pensioner liabilities. This contract was valued at £803 million at 31 December 2014.

Other non-current liabilities

Other non-current liabilities of £2,401 million at 31 December 2014 (2013 – £1,704 million) include £1,619 million (2013 – £958 million) of contingent consideration payable, primarily in respect of the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture.

Net debt

	2014 £m	2013 £m

Cash, cash equivalents and liquid investments	4,407	5,600
Borrowings – repayable within one year	(2,943)	(2,789)
Borrowings – repayable after one year	(15,841)	(15,456)

Net debt	(14,377)	(12,645)

Net debt increased by £1,732 million and reflected the aggregate consideration of £650 million paid to increase the shareholding in the Group’s Indian pharmaceutical subsidiary from 50.7% to 75% and the acquisition of the remaining 30% of the Group’s Indonesian Consumer Healthcare business held by a third party, together with a reduction in cash generated from operations.

The Group’s cash generation and liquidity enabled the payment of ordinary dividends of £3,843 million and share repurchases of £238 million.

Movements in net debt

	2014 £m	2013 £m

Net debt at beginning of year	(12,645)	(14,037)
(Decrease)/increase in cash and bank overdrafts	(1,287)	1,473
Decrease in liquid investments	(1)	(15)
Net increase in long-term loans	(1,960)	(1,913)
Net repayment of short-term loans	1,709	1,872
Debt of subsidiary undertakings acquired	–	(6)
Exchange movements	(193)	(34)
Other movements	–	15

Net debt at end of year	(14,377)	(12,645)

Total equity

At 31 December 2014, total equity had decreased from £7,812 million at 31 December 2013 to £4,936 million. The decrease arose principally from an increase in the pension deficit of £1,076 million and the impact of dividends paid out in the year.

A summary of the movements in equity is set out below.

	2014 £m	2013 £m

Total equity at beginning of year	7,812	6,737
Total comprehensive income for the year	1,081	6,215
Dividends to shareholders	(3,843)	(3,680)
Shares issued	167	585
Changes in non-controlling interests	(86)	(625)
Forward contract relating to non-controlling interest	21	–
Shares purchased and cancelled or held as Treasury shares	(238)	(1,504)
Shares acquired by ESOP Trusts	(95)	(45)
Share-based incentive plans	326	294
Tax on share-based incentive plans	(4)	73
Distributions to non-controlling interests	(205)	(238)

Total equity at end of year	4,936	7,812

66 GSK Annual Report 2014

Share purchases

In 2014, the Employee Share Ownership Plan (ESOP) Trusts acquired £95 million of shares in GlaxoSmithKline plc (2013 – £45 million). Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require us to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted. During 2014, the company also transferred £150 million of Treasury shares into the Trust.

At 31 December 2014, the ESOP Trusts held 53 million (2013 – 64 million) GSK shares against the future exercise of share options and share awards. The carrying value of £151 million (2013 – £355 million) has been deducted from other reserves. The market value of these shares was £726 million (2013 – £1,025 million).

During 2014, 14.7 million shares were repurchased at a cost of £238 million (see Note 33 ‘Share capital and share premium account’). At 31 December 2014, we held 491.5 million shares as Treasury shares (2013 – 487.4 million shares), at a cost of £6,917 million (2013 – £6,829 million), which has been deducted from retained earnings.

Following the completion of the Novartis transaction, expected to be in the week commencing 2 March 2015, we intend to return to shareholders £4 billion of the net proceeds. The company does not expect to make any ordinary share repurchases in 2015. No ordinary shares were purchased in the period 1 January 2015 to 19 February 2015.

Commitments and contingent liabilities

Financial commitments are summarised in Note 40 to the financial statements, ‘Commitments’. Other contingent liabilities and obligations in respect of short and long-term debt are set out in Note 31 to the financial statements, ‘Contingent liabilities’ and Note 32 to the financial statements, ‘Net debt’.

Amounts provided for pensions and post-retirement benefits are set out in Note 28 to the financial statements, ‘Pensions and other post-employment benefits’. Amounts provided for restructuring programmes and legal, environmental and other disputes are set out in Note 29 to the financial statements, ‘Other provisions’.

Contractual obligations and commitments

The following table sets out our contractual obligations and commitments at 31 December 2014 as they fall due for payment.

	Total £m	Under 1 yr £m	1-3 yrs £m	3-5 yrs £m	5 yrs+ £m

Loans	18,839	2,917	3,052	2,926	9,944
Interest on loans	9,744	678	1,234	944	6,888
Finance lease obligations	85	29	39	15	2
Finance lease charges	6	2	3	1	–
Operating lease commitments	701	138	164	102	297
Intangible assets	7,079	320	1,037	1,091	4,631
Property, plant & equipment	359	324	35	–	–
Investments	100	39	47	9	5
Purchase commitments	428	142	265	21	–
Pensions	425	85	170	170	–
Other commitments	186	70	91	21	4

Total	37,952	4,744	6,137	5,300	21,771

Commitments in respect of loans and future interest payable on loans are disclosed before taking into account the effect of derivatives.

We have entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include upfront fees, equity investments, loans and commitments to fund specified levels of research. In addition, we will often agree to make further payments if future ‘milestones’ are achieved.

As some of these agreements relate to compounds in the early stages of development, the potential obligation to make milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally, the closer the product is to marketing approval, the greater the probability of success. The amounts shown above within intangible assets represent the maximum that would be paid if all milestones were achieved, and include £5.7 billion which relates to externalised projects in the discovery portfolio. A number of new commitments were made in 2014 under licensing and other agreements, including an arrangement with Adaptimmune Ltd.

In 2013, we reached an agreement with the trustees of the UK pension schemes to make additional contributions over a three year period, including in 2013, to eliminate the pension deficit identified at the 31 December 2011 actuarial funding valuation. If the deficit persists, further contributions would be payable in the following four years depending on the level of deficit. The table above includes this commitment but excludes the normal ongoing annual funding requirement in the UK of approximately £100 million. For further information on pension obligations, see Note 28 to the financial statements, ‘Pensions and other post-employment benefits’.

Contingent liabilities

The following table sets out contingent liabilities, comprising discounted bills, performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total £m	Under 1 yr £m	1-3 yrs £m	3-5 yrs £m	5 yrs+ £m

Guarantees	87	78	3	–	6
Other contingent liabilities	98	9	26	12	51

Total	185	87	29	12	57

In the normal course of business, we have provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute and this is included in Note 29 to the financial statements, ‘Other provisions’.

We provide for the outcome of tax, legal and other disputes when an outflow of resources is considered probable and a reliable estimate of the outflow may be made. At 31 December 2014, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote.

The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities. This is discussed further in ‘Risk factors’ on pages 232 to 241 and Notes 14 and 45 to the financial statements, ‘Taxation’ and ‘Legal proceedings’.

GSK Annual Report 2014 67

Group financial review continued

Cash generation and conversion

A summary of the consolidated cash flow is set out below.

	2014 £m	2013 £m

Net cash inflow from operating activities	5,176	7,222
Net cash (outflow)/inflow from investing activities	(1,078)	524
Net cash outflow from financing activities	(5,385)	(6,273)

(Decrease)/increase in cash and bank overdrafts	(1,287)	1,473

Cash and bank overdrafts at beginning of year	5,231	3,906
(Decrease)/increase in cash and bank overdrafts	(1,287)	1,473
Exchange adjustments	84	(148)

Cash and bank overdrafts at end of year	4,028	5,231

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	4,338	5,534
Overdrafts	(310)	(303)

	4,028	5,231

The net cash inflow from operating activities for the year was £5,176 million (2013 – £7,222 million). The decrease primarily reflected the impact of the strength of Sterling on profits and lower profits, including the impact of divestments.

Free cash flow

Free cash flow is the amount of cash generated by the business after meeting our obligations for interest, tax and dividends paid to non-controlling interests, and after capital expenditure on property, plant and equipment and intangible assets.

	2014	2013

Free cash flow (£m)	2,620	4,657
Free cash flow growth (%)	(44)%	>100%

Free cash flow was £2,620 million for the year. The decrease on 2013 primarily reflected the impact of the strength of Sterling and lower profits, including the impact of divestments. We paid dividends to shareholders of £3,843 million, and spent £238 million on repurchasing shares.

A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure, to free cash flow is shown below.

Reconciliation of free cash flow

	2014 £m	2013 £m

Net cash inflow from operating activities	5,176	7,222
Purchase of property, plant and equipment	(1,188)	(1,188)
Purchase of intangible assets	(563)	(513)
Disposal of property, plant and equipment	39	46
Interest paid	(707)	(749)
Interest received	63	59
Dividends received from joint ventures and associated undertakings	5	18
Distributions to non-controlling interests	(205)	(238)

Free cash flow	2,620	4,657

Investment appraisal

We have a formal process for assessing potential investment proposals in order to ensure decisions are aligned with our overall strategy. This process includes an assessment of the cash flow return on investment (CFROI), as well as its net present value (NPV) and internal rate of return (IRR) where the timeline for the project is very long-term. We also consider the impact on earnings and credit profile where relevant.

The discount rate used to perform financial analyses is decided internally, to allow determination of the extent to which investments cover our cost of capital. For specific investments the discount rate may be adjusted to take into account country or other risk weightings.

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £1,751 million (2013 - £1,701 million) and disposals realised £594 million (2013 – £2,033 million). Cash payments to acquire equity investments of £83 million (2013 – £133 million) were made in the year and sales of equity investments realised £205 million (2013 – £59 million).

Future cash flow

We expect that future operating cash flow will be sufficient to fund our operating and debt service costs, to satisfy normal levels of capital expenditure, to meet obligations under existing licensing agreements, to meet the expenditure arising from the major restructuring programmes (the precise timing of which is uncertain) as outlined in Note 10 to the financial statements, ‘Major restructuring costs’ and to meet other routine outflows including tax and dividends, subject to the ‘Risk factors’ discussed on pages 232 to 241. We may from time to time have additional demands for finance, such as for acquisitions and share repurchases. We have access to other sources of liquidity from short and long-term capital markets and banks and other financial institutions, in addition to the cash flow from operations, for such needs.

Working capital

	2014	2013

Working capital percentage of turnover (%)	22%	19%
Working capital conversion cycle (days)	209	176

Our working capital programme has continued to make progress with further improvements in the collection of receivables and more effective management of payables balances. During the year a number of initiatives were implemented across our supply chains supporting the Pharmaceutical, Vaccines and Consumer Healthcare businesses that have provided stronger end-to-end accountability in each case. These programmes are at an early stage but have already reduced volatility and improved responsiveness allowing better inventory management.

The reported working capital conversion cycle days are distorted by divestments made in 2013 and the intangible asset impairments included in the denominator used in the conversion cycle computation. The year-end 2014 and 2013 conversion cycles, adjusted for these factors, were around 211 days and around 190 days, respectively. The increase of 21 days is predominantly due to stock building behind new launches and the remediation of the Consumer Healthcare supply chain, compounded by a reduction in the denominator arising from the translation effect of stronger Sterling on overseas revenue and costs, which contributed an increase of seven days.

68 GSK Annual Report 2014

Treasury policies

We report in Sterling and pay dividends out of Sterling profits. The role of Corporate Treasury is to monitor and manage our external and internal funding requirements and financial risks in support of our strategic objectives. We operate on a global basis, primarily through subsidiary companies, and we manage our capital to ensure that our subsidiaries are able to operate as going concerns and to optimise returns to shareholders through an appropriate balance of debt and equity. Treasury activities are governed by policies approved by the Board of Directors, most recently on 9 July 2014. A Treasury Management Group (TMG) meeting chaired by our Chief Financial Officer, takes place on a monthly basis to review treasury activities. Its members receive management information relating to treasury activities.

Capital management

Our financial strategy supports the Group’s strategic priorities and it is regularly reviewed by the Board. We manage the capital structure of the Group through an appropriate mix of debt and equity.

Free cash flow conversion improved to 101% of earnings excluding after-tax legal charges and legal settlements in 2014 from 84% in 2013. However free cash flow was lower in 2014 at £2.6 billion compared to £4.7 billion in 2013. This reflected the impact of the strength of Sterling and lower profits, including the impact of divestments. As a consequence of this as well as £0.7 billion paid to increase the shareholding in our Indian pharmaceutical subsidiary from 50.7% to 75% and the acquisition of the remaining 30% of our Indonesian Consumer Healthcare business held by a third party, our net debt increased from £12.6 billion at 31 December 2013 to £14.4 billion at 31 December 2014.

Our long-term credit rating with Moody’s Investors Service (‘Moody’s’) is A2 (stable outlook). Standard and Poor’s rate us as A+ (stable outlook). Our short-term credit ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

Liquidity

As at 31 December 2014, our cash and liquid investments were held as follows:

	2014 £m	2013 £m

Bank balances and deposits	3,529	4,641
US Treasury and Treasury repo only money market funds	811	893
Corporate debt instruments	–	1
Government securities	67	65

	4,407	5,600

Cash and liquid investments of £2.8 billion, including amounts held by ViiV Healthcare, were held centrally at 31 December 2014.

We had net debt of £14.4 billion at 31 December 2014. The table below summarises cash and gross debt after the effects of hedging.

		2014 £m	2013 £m

Cash and liquid investments		4,407	5,600
Gross debt	– fixed	(17,674)	(15,593)
	– floating	(1,109)	(2,651)
	– non-interest bearing	(1)	(1)

Net debt		(14,377)	(12,645)

Our policy is to borrow centrally in order to meet anticipated funding requirements. The cash flow forecast and funding requirements are monitored by the TMG on a monthly basis. Our strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to funding markets.

Each day, we sweep cash from a number of global subsidiaries to central Treasury accounts for liquidity management purposes.

GSK Annual Report 2014 69

Group financial review continued

Treasury operations

The objective of treasury activity is to manage the post-tax net cost or income of financial operations to the benefit of earnings. We use a variety of financial instruments to finance our operations and derivative financial instruments to manage market risks from these operations. These derivatives, principally comprising forward foreign currency contracts, foreign currency options and interest rate swaps, are used to swap borrowings and liquid assets into currencies required for Group purposes and to manage exposure to financial risks from changes in foreign exchange rates and interest rates.

We do not hold or issue derivatives for speculative purposes. Our Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Interest rate risk management

Our objective is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating interest rates over time. The policy on interest rate risk management limits the amount of floating interest payments to a prescribed percentage of operating profit.

We used interest rate swaps to redenominate one of our fixed rate bonds that matured in 2014 into floating interest rates. The duration of these swaps matched the duration of the principal instrument. These interest rate derivative instruments were accounted for as fair value hedges of the relevant liability.

Foreign exchange risk management

Foreign currency transaction exposures arising on internal and external trade flows are not generally hedged. Our objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible. Our internal trading transactions are matched centrally and we manage inter-company payment terms to reduce foreign currency risk. Foreign currency cash flows can be hedged selectively under the management of Corporate Treasury and the TMG. These include hedges of the foreign exchange risk arising from acquisitions and disposals of assets. Where possible, we manage the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.

In order to reduce foreign currency translation exposure, we seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings can be swapped into other currencies as required.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts in major currencies are also used to reduce exposure to our investment in overseas Group assets. The TMG reviews the ratio of borrowings to assets for major currencies monthly.

Counterparty risk management

We set global counterparty limits for each of our banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Corporate Treasury’s usage of these limits is monitored daily by a Corporate Compliance Officer (CCO) who operates independently of Corporate Treasury. Any breach of these limits would be reported to the CFO immediately. The CCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies Corporate Treasury so that changes can be made to investment levels or to authority limits as appropriate. In addition, relationship banks and their credit ratings are reviewed regularly and a report is presented annually to the TMG for approval.

Strategic report

The Strategic report was approved by a duly authorised Committee of the Board of Directors on 26 February 2015 and signed on its behalf by:

Simon Dingemans

Chief Financial Officer

26 February 2015

70 GSK Annual Report 2014

Governance & remuneration

GSK Annual Report 2014 71

Our Board

Diversity
Experience
Scientific	19%
Finance	31%
Industry	50%

International experience
Global	75%
USA	100%
Europe	94%
EMAP	63%

Composition
Executive	19%
Non-Executive	81%
Male	69%
Female	31%

Tenure (Non-Executives)
Up to 3 years	39%
3-6 years	15%
7-9 years	23%
Over 9 years	23%

Sir Christopher Gent 66

Chairman

Nationality

British

Appointment date

1 June 2004 and as Chairman

on 1 January 2005

Committee membership

Corporate Responsibility

Committee Chairman,

Nominations, Remuneration

and Finance

Skills and experience

Sir Christopher has many years of experience of leading global businesses and a track record of delivering outstanding performance in highly competitive industries. He was appointed Managing Director of Vodafone plc in 1985 and then became its Chief Executive Officer in 1997 until his retirement in 2003. Sir Christopher was also a Non-Executive Director of Ferrari SpA and a member of the British Airways International Business Advisory Board.

External appointments

Sir Christopher is a Senior Adviser at Bain & Co.

Sir Philip Hampton 61

Chairman Designate

Nationality

British

Appointment date

1 January 2015. Deputy

Chairman from 1 April 2015 and

Non-Executive Chairman from

7 May 2015

Committee membership

Nominations Committee

Chairman, Finance

Skills and experience

Prior to joining GSK, Sir Philip chaired major FTSE 100 companies including J Sainsbury plc. He has also served as Group Finance Director at Lloyds TSB Group, BT Group plc, BG Group plc, British Gas and British Steel plc. Sir Philip was previously appointed an Executive Director of Lazards and a Non-Executive Director at RMC Group Plc and Belgacom SA. Until 2009, he was Chairman of UK Financial Investments Limited, which manages the UK Government’s shareholdings in banks.

External appointments

Sir Philip is currently Chairman of The Royal Bank of Scotland Group plc. He is also the Senior Independent Director of Anglo American Plc, Chairman of its Remuneration Committee and member of its Audit Committee.

Sir Andrew Witty 50 Chief Executive Officer Nationality British Appointment date 31 January 2008 and as Chief Executive Officer on 21 May 2008 Committee membership Finance

Skills and experience

Sir Andrew joined GSK in 1985. He has worked in the UK, South Africa, the USA and Singapore in various senior roles. In 2003, he was appointed President of Europe and joined GSK’s Corporate Executive Team. Sir Andrew served as the Lead Non-Executive Board member for the Department for Business, Innovation and Skills to December 2013. He was also President of the European Federation of Pharmaceutical Industries and Associations until July 2013.

External appointments

Sir Andrew is a member of the Prime Minister’s Business Advisory Group and the Institute of Global Health Innovation Advisory Board (IGHI) at Imperial College, London. He is also appointed to the UK Business Ambassador Group and School of Economics & Management Advisory Board (SEM), Tsinghua University, Beijing, China. Sir Andrew is Chancellor of the University of Nottingham.

Simon Dingemans 51 Chief Financial Officer Nationality British Appointment date 4 January 2011 and as Chief Financial Officer on 1 April 2011 Committee membership Finance

Skills and experience

Prior to joining GSK, Simon has over 25 years of experience in investment banking at SG Warburg and Goldman Sachs. During this time, he advised a broad range of large corporates across a number of industry sectors, including pharmaceuticals and consumer healthcare. Simon advised GSK for over a decade before his appointment and was closely involved in a number of GSK’s key strategic projects.

External appointments

Simon is Chairman of the 100 Group and a member of the Corporate Development Council for the National Theatre.

72 GSK Annual Report 2014

Dr Moncef Slaoui 55 Chairman, Global Vaccines Nationality Moroccan, Belgian & American Appointment date 17 May 2006 Committee membership Finance

Skills and experience

Moncef joined GSK Vaccines in 1988 where he engineered the development of a robust vaccines pipeline. He then led Worldwide Business Development for pharmaceutical products before his appointment to lead R&D in 2006. He was given overall responsibility for GSK’s Oncology Business in 2010; for GSK Vaccines in 2011; and for all Global Franchises in 2012. Moncef has advised the US President’s Council of Advisors on Science and Technology and he was a member of the Board of the Agency for Science, Technology & Research (A*STAR) until January 2011.

He has a PhD in Molecular Biology and Immunology from Université Libre de Bruxelles and has published more than 100 scientific papers and presentations. Prior to joining GSK, Moncef was Professor of Immunology at the University of Mons, Belgium.

External appointments

Moncef is a member of the PhRMA and the Biotechnology Industry Organization boards in the USA and a member of the Advisory Committee to the Director of National Institutes of Health. He is also an adviser to the Qatar Foundation, and a member of the Qatar Biomedical Research Institute Scientific Advisory Committee. Moncef serves as a Non-Executive Director for the International AIDS Vaccine Initiative (IAVI).

Sir Deryck Maughan 67

Senior Independent

Non-Executive Director

Nationality

British

Appointment date

1 June 2004 and as Senior

Independent Non-Executive

Director on 1 May 2013

Committee membership

Audit & Risk, Nominations, Remuneration and Finance

Skills and experience

Sir Deryck has a wealth of international corporate and investment banking experience, having previously served as Chairman and Chief Executive Officer of Citigroup International and of Salomon Brothers Inc. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Sir Deryck was a former Senior Adviser to, and Partner of, Kohlberg Kravis Roberts & Co and previously served as a Non-Executive Director of Thomson Reuters.

External appointments

Sir Deryck is a Non-Executive Director of BlackRock Inc, Trustee of the British Museum and of New York University Langone Medical Center.

Professor Sir Roy Anderson 67 Independent Non-Executive Director & Scientific Expert Nationality British Appointment date 1 October 2007 Committee membership Nominations and Finance

Skills and experience

Professor Sir Roy is a world-renowned medical scientist with advanced knowledge of infectious disease epidemiology and is currently Professor of Infectious Disease in the Faculty of Medicine, Imperial College, London. He is a fellow of the Royal Society, the Academy of Medical Sciences and the Royal Statistical Society. He is an Honorary Fellow of the Institute of Actuaries and a Foreign Associate Member of the Institute of Medicine at the US National Academy of Sciences and the French Academy of Sciences. Professor Sir Roy brings scientific expertise to the Board’s deliberations.

External appointments

Professor Sir Roy is a member of the International Advisory Board of Holdingham Group and he is a Trustee of the Natural History Museum, London. He is also a member of the Vaccine International Advisory Board (VACCIAB) of AJ Pharma Holding Sdn. Bhd in Malaysia.

Dr Stephanie Burns 60 Independent Non-Executive Director Nationality American Appointment date 12 February 2007 Committee membership Corporate Responsibility, Remuneration and Finance

Skills and experience

Stephanie is a recognised global business leader, having served as Chairman, President and CEO of Dow Corning Corporation until her retirement at the end of 2011. She has a strong scientific background, with a PhD in organic chemistry with an organosilicon specialty, and is an advocate for science education. Stephanie previously sat on the US President’s Export Council and was an Officer of the Society of Chemical Industry, American Section, as well as the past Honorary President of the UK-based parent society. Stephanie was also an Officer and Chairman of the American Chemistry Council.

External appointments

Stephanie was appointed a Non-Executive Director of Corning Inc. in January 2012 and a Non-Executive Director of Kellogg Company, in February 2014.

GSK Annual Report 2014 73

Our Board continued

Stacey Cartwright 51 Independent Non-Executive Director Nationality British Appointment date 1 April 2011 Committee membership Audit & Risk and Finance

Skills and experience

Stacey is a Chartered Accountant and has significant experience of global consumer businesses and of corporate finance. She served as Executive Vice President, Chief Financial Officer of Burberry Group plc until July 2013. Prior to joining Burberry Group plc in 2004, Stacey held the role of Chief Financial Officer at Egg plc between 1999 and 2003, and from 1988 to 1999 she worked in various finance-related positions at Granada Group plc.

The Board has determined that Stacey has recent and relevant financial experience, and agreed that she has the appropriate qualifications and background to be an audit committee financial expert.
External appointments Stacey is Chief Executive Officer of Harvey Nichols Group of Companies.

Lynn Elsenhans 58 Independent Non-Executive Director Nationality American Appointment date 1 July 2012 Committee membership Audit & Risk, Corporate Responsibility, Nominations and Finance

Skills and experience

Lynn has a wealth of experience of running a global business and significant knowledge of the global markets in which GSK operates. She served as Chair, President and Chief Executive Officer of Sunoco Inc. from 2009 to 2012. Prior to joining Sunoco in 2008 as President and Chief Executive Officer, Lynn worked for Royal Dutch Shell which she joined in 1980 and where she held a number of senior roles, including Executive Vice President, Global Manufacturing from 2005 to 2008.

External appointments

Lynn is a Non-Executive Director of Baker Hughes Inc. and Flowserve Corporation, a Director of the Texas Medical Center, and a Non-Executive Director of The First Tee of Greater Houston. She is also a Trustee of the United Way of Greater Houston and a Trustee of Rice University.

Judy Lewent 66 Independent Non-Executive Director Nationality American Appointment date 1 April 2011 Committee membership Audit & Risk Committee Chairman, Nominations, Remuneration and Finance

Skills and experience

Judy has extensive knowledge of the global pharmaceutical industry and of corporate finance, having joined Merck & Co. in 1980 and then served as Chief Financial Officer from 1990 to 2007 when she retired. Judy was previously a Non-Executive Director of Purdue Pharma Inc, Napp Pharmaceutical Holdings Limited and certain Mundipharma International Limited companies until 31 December 2014. Judy previously served as a Non-Executive Director of Dell Inc. and Quaker Oats Company.

The Board has determined that Judy has recent and relevant financial experience, and agreed that she has the appropriate qualifications and background to be an audit committee financial expert.
External appointments

Judy is a Non-Executive Director of Thermo Fisher Scientific Inc. and Motorola Solutions Inc. She is also a Trustee of the Rockefeller Family Trust and Chairperson of the Audit Committee of Rockefeller Financial Services, a life member of the Massachusetts Institute of Technology Corporation and a member of the American Academy of Arts and Sciences.

Dr Daniel Podolsky 61	Skills and experience
Independent Non-Executive Director & Scientific Expert Nationality American Appointment date 1 July 2006 Committee membership Audit & Risk, Corporate Responsibility and Finance	Daniel is a world-renowned researcher who has advanced knowledge of underlying mechanisms of disease and new therapies for gastrointestinal disorders. He was formerly Mallinckrodt Professor of Medicine and Chief of Gastroenterology at Massachusetts General Hospital and Harvard Medical School, and previously served as the Chief Academic Officer of Partners Healthcare System. Daniel’s current responsibilities in leading a large academic medical centre give him relevant insight into healthcare delivery. Daniel brings scientific expertise to the Board and the Audit & Risk Committee’s deliberations.

External appointments

Daniel is President of the University of Texas Southwestern Medical Center and holds the Philip O’Bryan Montgomery, Jr., M.D. Distinguished Presidential Chair in Academic Administration, and the Doris and Bryan Wildenthal Distinguished Chair in Medical Science. He is a member of the Institute of Medicine of the US National Academy of Sciences, member of the Board of the Southwestern Medical Foundation and is a Director of Antibe Therapeutics, Inc.

He is also a member of the National Academies of Sciences Board on Army Science and Technology.

74 GSK Annual Report 2014

Urs Rohner 55 Independent Non-Executive Director Nationality Swiss Appointment date 1 January 2015 Committee membership Remuneration and Finance

Skills and experience

Urs has a broad range of business and legal experience having served as Chairman on a number of Boards, most recently for Credit Suisse, a world leading financial services company. Prior to joining Credit Suisse in 2004, Urs served as Chairman of the Executive Board and CEO of ProSieben and ProSiebenSat.1 Media AG. This followed a number of years in private practice at major law firms in Switzerland and the USA, having been admitted to the bars of the canton of Zurich in 1986 and the state of New York in 1990.

External appointments

Urs is currently appointed Chairman of the Board of Credit Suisse Group AG and of the Chairman’s and Governance Committee. He is also appointed Chairman and member of the Board of Trustees of Credit Suisse Research Institute and Credit Suisse Foundation.

Tom de Swaan 68 Independent Non-Executive Director Nationality Dutch Appointment date 1 January 2006 Committee membership Remuneration Committee Chairman, Audit & Risk, Nominations and Finance

Skills and experience

Tom has had a long and distinguished career in the European banking industry, having been a member of the Managing Board and Chief Financial Officer of ABN AMRO. Tom has held various executive positions at the Dutch Central Bank and was a Non-Executive Director of the Financial Services Authority (now the Financial Conduct Authority) from 2001 to 2007. He was previously a Non-Executive Director of KPMG’s Public Interest Committee and was also Vice Chairman of the Supervisory Board and Chairman of the Audit Committee of Royal Ahold.

The Board has determined that Tom has recent and relevant financial experience, and agreed that he has the appropriate qualifications and background to be an audit committee financial expert.

External appointments

Tom is Chairman of the Supervisory Board of Van Lanschot Bankiers and Chairman of the Board of Directors of Zurich Insurance Group. He is also a member of the Supervisory Board of Royal DSM, and a Senior Adviser to Ondra Partners.

Jing Ulrich 47 Independent Non-Executive Director Nationality American Appointment date 1 July 2012 Committee membership Audit & Risk and Finance

Skills and experience

Jing is Managing Director and Vice Chairman of Asia Pacific at JPMorgan Chase. She advises the firm’s most senior global clients across all asset classes, while building relationships with executives at Asia’s leading enterprises. Jing is one of the most prominent advisers to large global asset management companies, sovereign wealth funds, and multinational corporations. She works with all lines of business at JPMorgan Chase to foster greater cross-border collaboration and strengthen senior client relationships in Asia Pacific and the rest of the world.

Jing was Managing Director and Chair of Global Markets, China at JPMorgan between 2005 and 2013. From 2003 to 2005, Jing worked for Deutsche Bank as Managing Director, Head of Greater China Equities. She previously held financial positions, specialising in the Asia Pacific region, with CLSA Asia Pacific Markets and the Emerging Markets Investors Corporation. She was educated at Harvard and Stanford Universities.

External appointments

Jing is currently an Independent Director of Ermenegildo Zegna SpA and a member of Bocconi University’s International Advisory Council.

Hans Wijers 64 Independent Non-Executive Director Nationality Dutch Appointment date 1 April 2013 Committee membership Corporate Responsibility, Remuneration and Finance

Skills and experience

Hans has a broad range of business, economic and political experience, having served as Chief Executive Officer and Chairman at Akzo Nobel NV from 2002 to 2012. Hans had a long and distinguished career in academia, public service and strategy consulting. He served as Senior Partner of the Boston Consulting Group from 1998 to 2002.

External appointments

Hans is Chairman of the Supervisory Board of Heineken NV and also Deputy Chairman and Non-Executive Director of Royal Dutch Shell. He is Chairman of the Supervisory Board of AFC Ajax and member of the Supervisory Board of HAL Holding N.V.

GSK Annual Report 2014 75

Our Corporate Executive Team

Sir Andrew Witty Chief Executive Officer See ‘Our Board’ on page 72.

Deirdre Connelly

President, North America Pharmaceuticals

Deirdre joined GSK and the CET as President, North America Pharmaceuticals in February 2009 after working at Eli Lilly and Company for 24 years. She held a variety of positions there including President of US Operations, Senior Vice President of Global Commercialisations for Woman’s Health and Senior Vice President of Human Resources.

Deirdre holds a Bachelor’s degree in Marketing and Economics from Lycoming College in Pennsylvania and graduated from Harvard University’s Advanced Management Program in 1999.

She serves as a Director on the PhRMA Board, the Board of Macy’s Inc. and the Harvard University Public Health Policy Council. Deirdre is a native of San Juan, Puerto Rico.

Deidre announced her retirement from GSK and stepped down from CET in February 2015.

Roger Connor

President, Global
Manufacturing & Supply

Roger joined CET in 2012 and
was appointed as President,
Global Manufacturing & Supply
(GMS) in 2013, after working for a
year as President Designate,
GMS.

Roger joined GSK in 1998 from
AstraZeneca and has worked in
finance and manufacturing
strategy roles, including at GSK
sites in Cork in Ireland and Ware
in the UK. Prior to his position in
GMS, Roger was Vice President,
Office of the CEO and Corporate
Strategy, from February 2010.

He holds a degree in Mechanical
and Manufacturing Engineering
from Queen’s University Belfast
and a Masters in Manufacturing
Leadership from Cambridge
University. He is also a Chartered
Accountant.

Simon Dingemans Chief Financial Officer See ‘Our Board’ on page 72.

Nick Hirons

Senior Vice President, Global

Ethics and Compliance

Nick was appointed to CET in September 2014 as Senior Vice President, Global Ethics and Compliance and is responsible for compliance, risk management and corporate security and investigations.

Nick joined GSK in 1994 as an International Auditor in the UK. He was later Head of Audit & Assurance, where he combined five separate audit functions into an independent team operating with a common risk-based methodology. In June 2013, Nick took up a role in China, where he established a new governance model for our China business that created a consistent approach to compliance.

Nick is a fellow of the Chartered Institute of Management Accountants.

Abbas Hussain

President, Global Pharmaceuticals

Abbas joined CET in 2008 and was appointed President, Global Pharmaceuticals in October 2014, having joined the company as President, Emerging Markets & Asia Pacific in June 2008. He joined the ViiV Healthcare Ltd. Board in October 2009 and the Aspen Board in December 2009.

Previously, he spent 20 years at Eli Lilly where he held positions including President, Europe and before that Vice President, Europe. He also held positions with Eli Lilly in Australia, the USA, India, Turkey and Germany in several roles including business development, sales and marketing, and management.

He has a degree in Medicinal Chemistry & Pharmacology from Loughborough University and was born in Madras, India.

Bill Louv

Senior Vice President, Core
Business Services

Bill joined CET in 2007 and was
appointed in April 2010 to create
and lead Core Business Services
(CBS), which integrates the
shared services of the global
support functions.

He joined the company in 1994 as
Vice President of Medical Data
Sciences, and has held
increasingly senior roles in R&D
and IT.

Prior to joining GSK, Bill was with
Marion Merrell Dow and earlier
was an associate professor at the
University of Alabama Medical
Center.

Bill has a Bachelor of Science
degree in Biology from the
College of William and Mary, and
Master of Science and Doctor of
Philosophy degrees in Statistics
from the University of Florida. He
joined the Board of River Logic,
Inc. in February 2015.

David Redfern

Chief Strategy Officer

David joined CET as Chief
Strategy Officer in May 2008 and
is responsible for corporate
development and strategic
planning. In addition to his current
role, he was made Chairman of
the Board of ViiV Healthcare Ltd.
in April 2011.

Previously, he was Senior Vice
President, Northern Europe with
responsibility for managing GSK’s
pharmaceutical businesses in that
region and, prior to that, was
Senior Vice President for Central
and Eastern Europe. David joined
GSK in 1994 and was Finance
Director of the European business
from 1999 to 2002.

David has a Bachelor of Science
degree from Bristol University in
the UK and is a Chartered
Accountant.

On February 1 2015 David was
appointed as non-executive
director of Aspen Pharmacare
Holdings Ltd, the South Africa
based global generics company in
which GSK holds a minority equity
stake.

76 GSK Annual Report 2014

Dr Moncef Slaoui Chairman, Global Vaccines See ‘Our Board’ on page 73.

Claire Thomas

Senior Vice President,
Human Resources

Claire was appointed to CET as Senior Vice President, Human Resources in May 2008.

Claire joined the company in 1996 as Senior Manager, Human Resources, Sales and Marketing Group, UK Pharmaceuticals before becoming Director of Human Resources for UK Pharmaceuticals in 1997. She was appointed Senior Vice President, Human Resources, Pharmaceuticals Europe in 2001, and Senior Vice President Human Resources International in 2006.

Prior to joining the company she worked for Ford Motor Company, holding various positions in Human Resources.

Claire has a Bachelor of Science degree in Economics, Management and Industrial Relations from the University of Wales.

Phil Thomson

Senior Vice President,
Communications and
Government Affairs

Phil joined CET in 2011 and was appointed Senior Vice President, Communications and Government Affairs in 2014. He has responsibility for Media Relations, Investor Relations, Corporate Responsibility, Internal Communications, Product Communications and Government Affairs.

He joined Glaxo Wellcome as a trainee in 1996, moving from pharmaceutical brand marketing to product communications. In 1999, he became Director of Media Relations for Glaxo Wellcome plc and was then Director, Investor Relations from 2001 to 2004, when he returned to Corporate Media Relations as Vice President. Phil has worked on numerous corporate, product and reputational matters at GSK.

Phil earned his degree in English and History from Durham University.

Dan Troy

Senior Vice President
& General Counsel

Dan joined GSK and the CET as Senior Vice President & General Counsel in September 2008.

He was previously a Partner at the Washington law firm Sidley Austin LLP, where he represented mainly pharmaceutical companies and trade associations on matters related to the US Food and Drug Administration (FDA) and government regulations. Dan was formerly Chief Counsel for the FDA, where he served as a primary liaison to the White House and the US Department of Health and Human Services.

Dan is a graduate from Cornell University’s School of Industrial and Labor Relations, and earned his law degree from Columbia University School of Law. Dan was named a ‘Legend in the Law’ at the Burton Awards.

Patrick Vallance

President, Pharmaceuticals R&D

Patrick joined CET in 2010 and was appointed President, Pharmaceuticals R&D, in January 2012. Prior to this he was Senior Vice President, Medicines Discovery and Development.

Patrick joined the company in 2006 as Head of Drug Discovery. He has focused the organisation on science that has the best chance of leading to new medicines, and created small, multidisciplinary teams called Discovery Performance Units. He is transforming GSK’s approach to late stage clinical trial design and execution.

Before joining GSK Patrick was a clinical academic at University College London. He is a director of Genome Research Limited.

Emma Walmsley

President, Consumer Healthcare

Emma joined GSK in May 2010, and was appointed to CET as President of the Consumer Healthcare business in October 2011. Under Emma’s leadership the business has a new strategy to become the leading Fast Moving Consumer Healthcare company.

On 22 April 2014, GSK announced an inter-conditional deal with Novartis, which includes a proposal to create a joint venture for both companies’ consumer healthcare businesses. If this provisional deal is completed, Emma would be CEO of the joint venture and a member of its Board.

Prior to joining GSK, Emma worked with L’Oreal for 17 years. She has a degree in Classics and Modern Languages from Oxford University.

GSK Annual Report 2014 77

Corporate governance Letter to shareholders

Dear Shareholder

As Chairman of the Board, I am committed to GSK seeking to operate to the highest standards of corporate governance. We believe that it is our governance structure that underpins our ability to deliver our strategy to grow a diversified business, deliver more products of value and simplify our operating model, and in doing so create additional long-term value for our shareholders.

No less important for myself and the Board is the need to firmly embed values-based conduct and behaviour of our employees into our governance structure. We want to ensure that everything that we as a Board and our employees do is guided by our commitment to our values and to being in compliance with the local laws and regulations within which we operate. The foundations of these commitments are laid out in our Code of Conduct, which we strengthened and re-issued in January 2014, and which is available in the governance area of our website. It draws together a number of key company policy principles and provides a working guide for the way in which we apply our values across our global operations.

I highlight below key corporate governance priorities that the Board has addressed during 2014.

Board evaluation

An independent external evaluation was undertaken of the Board and our Committees and I am pleased to report that the results of Dr Tracy Long’s review were positive, confirming that the Board was operating well and was effective in dealing with the various challenges it faces. This is a time of significant transition for the company and the Board and two key priorities for the Board are to:

¡	close our proposed three-part transaction with Novartis which is on track to complete in the week commencing 2 March 2015 and integrate Novartis’ Vaccines and Consumer Healthcare businesses into our existing governance arrangements; and

¡	manage an orderly refreshment of the Board as a result of a number of planned retirements from the Board over the next two to three years and address several identified additional skills and experience gaps.

Sir Philip Hampton, our Chairman Designate, has succeeded me as Nominations Committee Chairman so that he can immediately focus on tailoring the refreshment of the Board to the requirements of the future reshaped Group, which he will lead through the next chapter in its development, and the evolving external landscape. I continue to serve on the Committee to provide continuity and support to Sir Philip. Further details of Dr Long’s main findings and the action points that the Board has agreed to address are set out on page 81.

Annual investor meetings

At these sessions, which were held in November, I was pleased to discuss our corporate governance practices with our largest shareholders, while Tom de Swaan, our Remuneration Committee Chairman, covered our executive remuneration arrangements.

In addition, Judy Lewent, who chairs our Audit & Risk Committee, provided an overview of the work of the Committee and Sir Deryck Maughan, our Senior Independent Director, provided his insights into the Board’s culture and dynamics. Listening to the views of our shareholders and receiving their feedback at these sessions that are held in the run up to the corporate reporting season, helps us to shape key areas of our Governance & Remuneration disclosures.

UK Corporate Governance Code

We have reviewed our responsibilities and reporting requirements against the new standards included in the Financial Reporting Council’s updated UK Corporate Governance Code published in September 2014, which are effective for our 2015 financial year. The principal changes relate to going concern, “viability statements” and other internal control and risk management areas and to bring the Code up-to-date with new remuneration reporting practices. Our review indicated that we are in a strong position to comply fully with these new standards and the Board will report formally in next year’s Annual Report on their implementation.

Appointment of Chairman Designate

I welcome the appointment of Sir Philip Hampton as my designated successor. He joined the Board on 1 January 2015 and will become Deputy Chairman from 1 April 2015. Sir Philip is due to succeed me on 7 May 2015, from the end of our AGM. He has been undergoing a thorough and wide-ranging induction process, which has been tailored to his role and background, and which is detailed on page 81. This has provided him with a firm basis to make a valuable early contribution to our Board deliberations and to be fully conversant with our businesses and the environment in which we operate before he becomes Chairman. In the meantime, I am working very closely with Sir Philip, with the support of Sir Deryck Maughan, our Senior Independent Director, during this handover period to ensure a smooth and seamless transition.

China investigations and ABAC

We reached a conclusion in the investigations of our Chinese business in September 2014, but this has been a deeply disappointing matter for GSK. We cooperated fully with the authorities and took steps to comprehensively rectify the issues identified at our operations in China. The Audit & Risk Committee, which each Board member attends, was fully appraised of developments and continues to closely monitor the Group’s ABAC activities. Further details are set out by Judy Lewent on page 86.

Audit tendering

We have regularly reviewed developments at a UK and EU level to reform the audit market, particularly in relation to regulations to govern audit contract tendering and audit firm rotation. We have also taken into consideration the views of our shareholders. As part of its overall assessment of the auditors’ performance our Audit & Risk Committee reviewed the implications of tendering the external audit contract. Details of its conclusions are set out on page 90. The Committee does not intend to initiate a tender exercise during 2015 due to the significant level of change the company is experiencing. It expects, however, to initiate preparations for a tender process during the second half of 2016, in order that a new auditor could take on the audit from 2018.

The following pages outline our approach to governance and how these practices underpin the delivery of our strategy. The structure of the Corporate Governance report has been maintained, so that those statutory and risk disclosures that previously appeared in the report can continue to be referred to in the Shareholder Information section on pages 242 to 248 and the Risk Management section on pages 16 to 17 respectively.

I commend this report to all of our shareholders.

Sir Christopher Gent Chairman 26 February 2015

78 GSK Annual Report 2014

Corporate governance framework

The Board has a coherent corporate governance framework with clearly defined responsibilities and accountabilities designed to safeguard and enhance long-term shareholder value and provide a robust platform to realise the Group’s strategy to Grow, Deliver and Simplify. Our internal control and risk management arrangements, which are described on pages 84 to 85, and 16 to 17, are an integral part of GSK’s governance framework.

Board Committees

In order for the Board to operate effectively and to give full consideration to key matters, Board Committees have been established by the Board. A summary of the role of each Board Committee is set out in the table below. The full terms of reference of each Committee are available on our website and reports on the membership of, and work undertaken by, the Audit & Risk, Remuneration, Nominations and Corporate Responsibility Committees during 2014 are given on pages 86 to 95 and 108 to 109.

GSK Annual Report 2014 79

Corporate governance continued

Board report to shareholders – Oversight and stewardship in 2014 and future actions

The Board

The Board is pleased to report that in 2014 it was in full compliance with the requirements of the UK Corporate Governance Code. See page 87 with respect to our position on audit tendering.

The Board is responsible for the long-term success of the company, corporate governance, strategy, risk management and financial performance. It is accountable to shareholders for ensuring that the Group is appropriately managed and governed, and delivers GSK’s strategy to Grow, Deliver and Simplify.

2014 Board programme

The Board met six times in 2014 and each Board member attended all scheduled Board meetings.

The Board agendas were shaped to create more time for strategic discussion and debate by closely managing time allocated to routine items to ensure focused consideration of our strategic priorities. During 2014, the agendas for Board meetings included the following business:

Month	Strategy	Board and risk oversight*	Governance
January	¡ Approval of 2014-16 plan	¡ Review of 2013 financial results and outlook for 2014 ¡ Re-appointment of auditors	¡ Review of internal 2013 Board evaluation report ¡ Secretary’s Report (including regulatory and governance updates)
March	¡ Review of GMS performance and strategy update ¡ ‘Deep Dive’ – pipeline launches		¡ Secretary’s Report (including regulatory and governance updates)
May	¡ ‘Deep Dive’ – India ¡ Patent protection	¡ Review of financial results for the year to date	¡ Preparation for AGM ¡ Secretary’s Report (including regulatory and governance updates)
July	¡ Credit profile and distribution policy ¡ Review of Funding strategy and Treasury policy ¡ Review of Pensions strategy ¡ Review of Insurance strategy	¡ Annual EMAP and Vaccines business reviews ¡ R&D annual update ¡ North American Pharmaceticals annual update	¡ Secretary’s Report (including regulatory and governance updates)
October	¡ Review of output from the annual Board & CET strategy meeting ¡ Review of Talent and Leadership Development strategy		¡ Three-part Novartis transaction shareholder approval process ¡ Secretary’s Report (including regulatory and governance updates)
December	¡ Review of 2015-17 plan	¡ Europe annual update	¡ Review of external 2014 Board evaluation ¡ Secretary’s Report (including regulatory and governance updates)

*	During the year, all Board members were invited to attend the Audit & Risk Committee meetings where risk matters were routinely discussed.

2014 Board performance

During 2013, the Board identified certain actions to assist in adding further value to its deliberations. The performance of the Board in 2014 against these actions is set out below:

Actions		Progress/Achievement
(i)	Strategy The Board would look to take a longer term view (ten years) of the key strategic issues facing the company.

The proposed transformational three-part Novartis transaction and exploring an IPO of a minority interest in ViiV Healthcare to enhance future strategic flexibility in the reshaped Group demonstrate the Board’s longer term strategic positioning of GSK.

(ii)	Board meetings Time spent on routine matters would be further managed to enable strategic/business discussions to take priority, while ensuring the critical areas of oversight were maintained.

Consideration of the regular annual business unit updates by the Board was adjusted to focus principally on strategic issues, while the assurance and risk management aspects of these updates were considered at the Audit & Risk Committee meetings which were attended by the full Board.

(iii)

Annual Board/CET meetings

The structure and format of these sessions would be reviewed to ensure that they are appropriately geared to realising maximum value in terms of strategic insights and direction setting.

The format of these sessions was refined and simplified. Presentations were shortened and are now made by the CET member responsible for the proposed shape and direction of the strategic issue under consideration. This increased the time to challenge and develop strategy in greater depth and enhanced personal accountability for proposed direction setting.

(iv)	China review All appropriate actions would be reviewed by the Board and implemented as necessary on the conclusion of the external investigation and the Ropes and Gray independent review.

Ropes and Gray’s review is drawing to a conclusion and the Board remains committed to reviewing and implementing as appropriate the independent investigator’s recommended actions. The actions already undertaken in China are set out on page 86.

These actions are set out in full on page 84 of GSK’s 2013 Annual Report, which discusses the internally facilitated evaluation of the Board’s activities by the Senior Independent Director.

80 GSK Annual Report 2014

Board report to shareholders – Oversight and stewardship in 2014 and future actions continued

2014 & 2015 AGMs – Key highlights at a glance

2014 AGM – held on 7 May 2014 at QEII Conference Centre, London	2015 AGM – to be held on 7 May 2015 at QEII Conference Centre, London

¡    Full Director attendance

¡    3.2 to 3.59 billion votes cast for each resolution (74%

 of issued share capital)

¡    Sir Robert Wilson stood down after ten years of

 service

¡    All other Directors retired and were re-elected to the

 Board, receiving at least 91.5% of the votes cast in

 favour

¡    Highest votes in favour: 99.9% to re-elect a number

 of Directors

¡    Lowest votes in favour: 89.4% to reduce the

 required notice for a general meeting

¡    Sir Christopher Gent, Tom de Swaan and Jing Ulrich

 will stand down from the Board after ten, nine and three

 years of service respectively

¡    Sir Philip Hampton and Urs Rohner will stand for

 election to the Board

¡    All other Directors will stand for re-election to the Board

¡    The Board believes that each Director is effective and

 demonstrates commitment to his or her role

¡    Each Director has been formally evaluated by the

 Chairman before standing for re-election

Chairman designate induction programme – Sir Philip Hampton

Sir Philip’s induction programme has been designed and arranged by the Chairman in consultation with the Company Secretary and the CEO. It is based on the principles used in the company’s new Non-Executive Director induction programme, but has been further customised to take into account Sir Philip’s designated leadership role at GSK. It seeks to build a clear and comprehensive view of the industry and GSK’s strategy and positioning. The induction programme is being rolled out in phases which are set out below.

Area of understanding	Induction content
The pharmaceutical industry	Briefing on the industry from an external consultant and investors’ perspectives.
Our businesses	Teach-in sessions with the Heads of Global Pharmaceuticals, Consumer Healthcare and Vaccines.
Our operating model	Teach-in sessions with the Heads of R&D and GMS.
Our Corporate operations	One-to-one meetings with the:
¡ CFO and Heads of HR, Remuneration Corporate Strategy, Communications and Government Affairs, Legal, Global Ethics and Compliance and Core Business Services, and
¡ senior executives responsible for Tax, Treasury, Pensions, IR, Media, Government Affairs, Audit & Assurance and Security.
Shareholders and other external stakeholders and advisers	A programme of meetings is arranged.

His induction is underpinned by a thorough grounding in our corporate governance arrangements. This includes meetings with each Board Director, reviewing current and past Board evaluations and attending all meetings of Committees of which he is not a member, so that he can assess and understand our corporate governance framework, Boardroom culture and dynamics. In addition, his induction activities are being supplemented by an extensive programme of visits to our principal R&D, GMS and Vaccines sites and meeting each of our external advisers.

Board performance action points for 2015

The main findings and agreed action points arising from the 2014 Board evaluation review, externally facilitated by Dr Tracy Long of Boardroom Review Limited, against which progress will be disclosed in GSK’s 2015 Annual Report, are set out below:

Key findings	Agreed action points
The composition of the Board is due to change over the next two to three years which will require a carefully planned and thoughtfully executed refreshment programme.

The Chairman Designate, together with the Nominations Committee, will seek to enhance the governance processes relating to Board composition, tenure and size.

They will review and seek to develop objective specifications and plans for all the Board’s roles in alignment with our strategy, the external landscape, and the company’s evolving circumstances.

The Directors have identified gaps in the Board’s current composition relating to US pricing and healthcare, emerging markets and consumer healthcare knowledge.

Closing these knowledge and experience gaps will be considered as part of the process of recruitment of new Non Executive Directors combined with the refreshment of designated specialist roles on the Board, such as medical and scientific expertise and the Senior Independent Director (SID).

Given the speed and complexity of the external landscape changes, and potential for surprises, highly experienced Non-Executive Directors are a crucial component of the Board’s composition.

The critical skill sets of potential candidates, such as international markets and cultural experience, crisis and stakeholder management, will be considered and the composition choices of peer group Boards will be benchmarked.

The replacement of the current SID who is due to retire at the 2016 AGM is a priority issue.

The Chairman Designate is leading the search involving internal and external candidates for this role.

A SID specification is being developed that balances the replacement of existing knowledge with the ability to work well with the Chairman Designate, conduct robust Board evaluations, interact well with shareholders and be able to commit the necessary time to the role.

Consideration should be given to reducing the size of the Board, if it is judged to have a strong enough composition and dynamic.	This aspiration will be considered against a refreshed Board competence/skills matrix that is being used as part of the Board refreshment programme, and is linked to the company’s strategy.
Consideration should be given to enhancing the Non-Executive Director evaluation process.	The Chairman Designate will lead this process and consider best practice techniques, such as a combination of annual individual and peer evaluations.

GSK Annual Report 2014 81

Corporate governance continued

Leadership and effectiveness

The Board

The Board met six times in 2014, with each member attending as follows:

	Number of meetings held whilst a Board member	Number of meetings attended

Sir Christopher Gent	6	6/6
Sir Andrew Witty	6	6/6
Simon Dingemans	6	6/6
Dr Moncef Slaoui	6	6/6
Professor Sir Roy Anderson	6	6/6
Dr Stephanie Burns	6	6/6
Stacey Cartwright	6	6/6
Lynn Elsenhans	6	6/6
Judy Lewent	6	6/6
Sir Deryck Maughan	6	6/6
Dr Daniel Podolsky	6	6/6
Tom de Swaan	6	6/6
Jing Ulrich	6	6/6
Hans Wijers	6	6/6
Sir Robert Wilson*	3	3/3

In addition to the scheduled meetings, the Board also met on a quorate basis on 13 occasions to consider corporate transactions, including the three-part Novartis transaction, and China-related developments and to approve the appointments of Sir Philip Hampton and Urs Rohner to the Board.

Sir Philip Hampton and Urs Rohner were both appointed as Non-Executive Directors with effect from 1 January 2015.

*	Sir Robert Wilson retired from the Board on 7 May 2014.

The Chairman

The role of the Chairman is to lead and manage the business of the Board and to provide direction and focus, while ensuring that there is a clear structure for the effective operation of the Board and its Committees. He sets the agenda for Board discussions to promote effective and constructive debate and to support a sound decision-making process, ensuring that the Board receives accurate, timely and clear information, in particular about the company’s performance.

The Chairman works closely with the Chief Executive Officer, Sir Andrew Witty, to ensure that the strategies and actions agreed by the Board are effectively implemented. He also provides support and advice to Sir Andrew, while respecting his executive responsibility for managing the Group. The division of responsibilities between the Chairman and the CEO has been agreed by the Board and is set out in the governance section of our website.

The Chairman is responsible to shareholders for the performance of the Group and leads discussions and the development of relations with them.

Sir Philip Hampton, who joined the Board on 1 January 2015, will become Deputy Chairman on 1 April 2015, and will succeed Sir Christopher Gent as Chairman with effect from the end of our AGM on 7 May 2015.

Non-Executive Directors

The Non-Executive Directors provide a strong, independent element on the Board. They are well placed to constructively challenge and support management and to shape proposals on strategy and succession planning. Between them, they bring independent judgement and a breadth of skills and experience gained at the most senior levels of international business operations and academia.

Senior Independent Director

Sir Deryck Maughan has been our Senior Independent Director (SID) since 1 May 2013. Sir Deryck’s role is to act as a sounding board for the Chairman and a trusted intermediary for the other Directors. He is also available as an additional point of contact for shareholders. His responsibilities include the evaluation of the performance of the Chairman and, at the request of the Chairman, evaluating the Board and its Committees (in collaboration with the Committee Chairmen) in years when the evaluation is conducted internally. The SID also works on the process for the selection of a new Chairman as appropriate, and he chairs the Nominations Committee when agreeing the recommendation to the Board for the Chairman’s successor. Further details of the SID’s role in the process undertaken to select Sir Philip to replace Sir Christopher as Chairman are available on page 92.

Sir Deryck maintains an understanding of the issues and concerns of our major shareholders through meetings with them and reports from our Investor Relations team and briefings from the Company Secretary on corporate governance issues.

CEO

Sir Andrew is responsible for the management of the business, developing the Group’s strategic direction for consideration and approval by the Board and implementing the agreed strategy. He is assisted by other members of the Corporate Executive Team (CET), which meets at least 11 times a year and more often if required.

Short biographies of the members of the CET are given under ‘Our Corporate Executive Team’ on pages 76 and 77.

Company Secretary

The Company Secretary, Victoria Whyte, is a solicitor and a Fellow of the Institute of Chartered Secretaries and Administrators. Victoria was formerly Deputy Secretary and Secretary to the Remuneration Committee. She has acted as Secretary to the Board and all the Board’s Committees since her appointment as Company Secretary on 1 January 2011.

Victoria supports the Chairman in designing the induction for new Directors, in the delivery of our corporate governance agenda, in particular in the planning of agendas for the annual cycle of Board and Committee meetings, and in ensuring that information is made available to Board members on a timely basis. Victoria advises the Directors on Board procedures and corporate governance matters, and arranges for the Non-Executive Directors to meet with investors to discuss aspects of our corporate governance arrangements on request. She also arranges for them to attend internal management meetings and to make visits to our business operations to enhance their knowledge and understanding of the business.

During 2014, the Company Secretary responded to various consultations on the evolving global governance and corporate reporting agenda on behalf of the Group and engaged with shareholders to ensure they fully understood GSK’s governance and remuneration arrangements.

Independence

The Board considers all of its Non-Executive Directors to be independent in character and judgement and free from any business or other relationship which could materially interfere with the exercise of their judgement. Both Sir Christopher Gent and Sir Philip Hampton satisfied the independence test on their respective appointments to the Board.

The independence of those Non-Executive Directors who have served on the Board for over six years was subjected to a rigorous review.

In particular, the Board considered that Sir Deryck Maughan, who has served on the Board for over nine years, continued to demonstrate the characteristics of independence, such as challenging management and taking part in rigorous debate, whilst possessing outstanding knowledge of the company’s business affairs.

82 GSK Annual Report 2014

Board composition and diversity

We seek to build an effective and complementary Board, whose capability is appropriate for the scale, complexity and strategic positioning of our business. The process for Board appointments is led by the Nominations Committee and is described on pages 92 to 93.

We are mindful of the need to balance the composition of the Board and its Committees and to refresh them progressively over time so that we can draw upon the experience of longer serving Directors, while tapping into the new external perspectives and insights which more recent appointees bring to the Board’s deliberations.

Non-Executive Directors are drawn from a wide range of industries and backgrounds, including pharmaceutical and healthcare, medical research and academia, and retail, insurance and financial services, and have appropriate experience of complex organisations with global reach. Some have considerable experience of the pharmaceutical industry and the more recent appointees bring a new approach to the Group, and to Board discussions.

The Board’s diversity policy is set out on page 93 and for details of the gender diversity of GSK’s global workforce, see page 45 under Responsible business.

Board induction, business awareness and training

The Company Secretary assists the Chairman in designing and facilitating a tailored induction programme for new Directors and their ongoing training. The Chairman Designate induction programme that was devised for Sir Philip Hampton and commenced when he joined the Board is presented on page 81.

The induction programme for Non-Executive Directors typically includes meetings with members of the CET and other senior executives to explain the company’s business, the commercial and regulatory environment in which we operate and an investor’s perspective, as well as guidance on the duties and obligations of a Director of a listed company. Visits to our business operations are also a feature of the induction programme.

To ensure that our Non-Executive Directors develop and maintain a greater insight and understanding of the business, they are invited to attend internal management meetings, including meetings of the CET, the Research & Development Executive, the Product Executive, the Scientific Review Board, the Portfolio Investment Board, the Commercial Accountability Board and the Risk Oversight and Compliance Council. They also meet employees informally during visits to the Group’s operations and at receptions held around Board meetings.

The Chairman also meets with each Director annually on a one-to-one basis to discuss his or her ongoing training and development requirements.

The Board is kept up-to-date on legal, regulatory and governance matters through regular papers from the Company Secretary and presentations by internal and external advisers.

During the year, the Board was briefed on various regulatory and corporate governance developments. This principally included the anticipated impact of the new UK and EU rules on auditing market reform and the Financial Reporting Council’s consultation on, and subsequent publication of, an updated UK Corporate Governance Code and associated guidance covering going concern, internal control and risk management.

The Board members undertook specific refresher training on, and under the provisions of, the Corporate Integrity Agreement (CIA) in 2014. Each new Board member is required, as part of his or her induction programme, to receive comprehensive training on the CIA. Sir Philip Hampton and Urs Rohner have each taken part in such a training session in January 2015 as part of their induction programmes.

Time allocation

Each Non-Executive Director has a letter of appointment which sets out the terms and conditions of his or her directorship.

The Chairman and our Non-Executive Directors are expected to devote such time as is necessary for the proper performance of their duties. No precise timings are given as this will vary from year to year depending on the company’s activities. Directors are expected to attend all Board meetings, and any additional meetings as required.

They are also expected to attend meetings of the Committees of which they are members, the Audit & Risk Committee meetings (which are open to all Directors in furtherance of their risk and compliance responsibilities) and strategy sessions, and to make visits to our operational sites.

2014 External evaluation of the Board

The Board carries out an evaluation of its performance and that of its Committees every year and the evaluation is facilitated externally every third year. The 2014 evaluation was carried out by an independent external facilitator, Dr Tracy Long of Boardroom Review Limited, who has no other connection with the company.

The in-depth process involved Dr Long:

¡	conducting individual interviews with each of the current Directors (with the exception of Sir Philip Hampton and Urs Rohner who joined the Board on 1 January 2015), the Company Secretary and other key senior executives who regularly attend Board and Committee meetings;

¡	reviewing past papers and minutes;

¡	attending the Board and Committee meetings in September and October, which included the annual Board and CET strategy session; and

¡	compiling the output from the external evaluation into a report that contained her findings and recommendations.

She also held:

¡	individual feedback sessions with each Director;

¡	a session led by the SID with the Non-Executive Directors and the CEO without the Chairman present;

¡	a session with the Chairman only; and

¡	finally, a collective feedback session with the entire Board, during which her areas of principal focus and recommended action points were discussed in detail before they were formally considered and agreed by the Board at its December meeting.

Dr Long’s report focused principally on the culture and environment of the Boardroom, together with the composition and tenure of the Board and succession planning arrangements.

The overall view of the Board’s performance was positive and confirmed that the Board was effective at dealing with the challenges it faced. The quality of decision making and contribution of Board members was influenced by:

¡	the open culture and strong support for the Board’s senior roles;

¡	a thoughtful and disciplined approach to the use and management of time, and

¡	improving risk, control and remuneration oversight.

Dr Long’s report had noted that there was good engagement on issues and management interacted well with the Board and its Committees, responding positively to constructive challenge and enquiry. This was an aspect of Board dynamics that was considered to be outstanding compared to other Boards.

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However, Dr Long’s report stressed that it was a time of significant transition for the company and the Board. The context within which the Board operated was changing and the Board’s modus operandi would need to evolve with it. Future challenges included the Board’s ability to:

¡	anticipate changes to the external landscape;

¡	manage the transition from Sir Christopher to Sir Philip; and

¡	refresh the composition of the Board, including some of the most senior roles on the Board.

The agreed action points from Dr Long’s report focused mainly on addressing these challenges and they are disclosed on page 81.

Chairman and Non-Executive Director evaluation

The Non-Executive Directors, led by Sir Deryck, met separately, without Sir Christopher being present, to discuss his performance. They considered his leadership, performance and overall contribution to be of a high standard and he continues to have their full support.

The Chairman met with each Non-Executive Director to discuss individual contributions and performance, together with training and development needs.

In addition, the Chairman met with all the Non-Executive Directors independently of the Executive Directors.

Relations with shareholders

We work to engage effectively with shareholders through our regular communications, the AGM and other investor relations activities.

We announce our financial results on a quarterly basis. The annual results are included in our Annual Report. All shareholders receive an Annual Summary which advises them that our Annual Report and Notice of our Annual General Meeting are available on our website.

During the year, Sir Andrew Witty and Simon Dingemans gave presentations to institutional investors, analysts and the media on the full year results, which are also available via webcast and teleconference. After the first, second and third quarter results, we hold webcast teleconferences for the same audience. Our results are available on our website.

Our Investor Relations department, with offices in London and Philadelphia, acts as a focal point for communications with investors. The CEO, CFO and the Chairman maintain a continuous dialogue with institutional shareholders on performance, plans and objectives through a programme of regular meetings. During the year they held over 66 individual meetings with investors and they have also hosted approximately 20 group meetings with investors and potential investors.

The Company Secretary acts as a focal point for communications on corporate governance matters. We also have a small central Corporate Responsibility (CR) team which co-ordinates strategy, policy development and reporting specifically with respect to CR matters. The team communicates with socially responsible investors and other stakeholders.

The Chairman also meets regularly with institutional shareholders to hear their views and discuss issues of mutual importance, and communicates their views to the other members of the Board. The SID and all the Non-Executive Directors are available to meet with shareholders.

The Chairman, Remuneration and Audit & Risk Committee Chairmen, the SID, Company Secretary and the Head of Human Resources held their annual meetings with major shareholders in November 2014 to discuss executive remuneration and corporate governance matters.

We have a briefing process in place for Non-Executive Directors, managed by the Chairman, to focus on sector specific issues and general shareholder preferences.

During the year, those aspects of our corporate governance arrangements that have been raised by investors and discussed with relevant Board Directors included;

¡	Board composition and refreshment, including the process used to search for Sir Christopher’s replacement as Chairman;

¡	China and the company’s ABAC procedures and practices;

¡	External audit contract tendering arrangements; and

¡	Reporting of annual bonus performance and the description/ operation of our malus/clawback mechanism.

Accountability

Internal control framework

The Board recognises its responsibilities to present a fair, balanced and understandable assessment of the Group’s position and prospects.

The Board has accountability for reviewing and approving the effectiveness of internal controls operated by the Group, including financial, operational and compliance controls, and risk management.

The GSK Internal Control Framework (the Framework) is the means by which GSK assures compliance with laws and regulations, the reliability of financial reporting and the effectiveness of risk management. The Framework assists in the identification, evaluation, and management of principal risks as required by the UK Corporate Governance Code (the UK Code), and is designed to manage rather than eliminate the risk of not achieving business objectives. A fit-for-purpose internal control framework, in conjunction with embedding the GSK Values and our ‘Speak Up’ reporting lines, ensures that our Principal Risks are actively and effectively controlled. For more information see ‘Risk Management’ on pages 16 to 17.

The Framework is designed to ensure the risks associated with conducting our business activities are effectively controlled in line with GSK’s risk appetite. We believe the Framework provides reasonable, but not absolute, assurance against material misstatement or loss.

To ensure effective governance and an ethical culture, GSK has established the Risk Oversight and Compliance Council (ROCC). This team of senior leaders is authorised by the Board to assist the Audit & Risk Committee (the Committee) in overseeing risk management and internal control activities. It also provides the business with a framework for risk management, upward reporting of significant risks, GSK Values and policies. Reporting upwards to the ROCC is a risk board structure within each business unit and global support function. These Risk Management and Compliance Boards (RMCB) are responsible for local “tone from the top”, risk management and internal controls.

The ROCC and the RMCBs are assisted by Global Ethics and Compliance (GEC), which is responsible for supporting risk management and the development and implementation of practices that facilitate employees’ compliance with laws and policy. GEC also provides assistance to help employees meet high ethical standards by operating in accordance with our Values, and to comply with applicable laws and regulations and corporate responsibility.

84 GSK Annual Report 2014

GSK’s Audit & Assurance (A&A) provides an objective view (i.e. assurance) to senior management and the Board of how risk is being managed across the Group in line with an agreed Assurance Plan. This assurance helps them meet their oversight and advisory responsibilities in fulfilling our strategic and operational ambitions and building trust with our patients and other stakeholders. A&A has a dual reporting line into the CFO and the Committee.

The Committee receives reports from Business Unit Heads, GEC and A&A on areas of significant risk to the Group and on related internal controls. Following consideration of these reports, the Committee reports annually to the Board on the effectiveness of controls.

The Board, through the Committee, has reviewed the assessment of risks and the Framework, and has considered the effectiveness of the system of internal controls in operation across the Group for the year covered by this Annual Report and up to the date of its approval by the Board. The Board’s review focuses on the company and its subsidiaries and does not extend to material associated undertakings, joint ventures or other investments, although it considers the risk of the company’s participation in these activities. There are established procedures and controls in place to identify entities whose results must be consolidated with the Group’s results.

We believe the process followed by the Board in reviewing the system of internal controls accords with the guidance on internal control issued by the Turnbull Committee. This is in accordance with the provisions of the UK Code, which provide that the Board is responsible for determining the nature and extent of the significant risks it is willing to take in achieving its strategic objectives. The Board provides oversight to help ensure that the Group maintains sound risk management and internal control systems. The Framework has been in operation for the whole year and continues to operate up to the date of the approval of this Annual Report.

A review of the Group’s risk management approach is further discussed in the Risk Management section of the Strategic Report on pages 16 to 17. Our management of each Principal Risk is explained in the Risk Factors section of the Financial Report on pages 232 to 241.

Committee reports

The reports of the Audit & Risk, Nominations and Corporate Responsibility Committees, describing the activities of those Committees during the year, are set out on pages 86 to 95.

Remuneration report

Our Remuneration report comprises the Remuneration Committee Chairman’s annual statement and the annual report on remuneration and is set out on pages 96 to 118. In addition, we have reproduced for convenience the 2014 Remuneration policy report, which is set out on pages 119 to 128.

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Audit & Risk Committee Report

Dear Shareholder

In last year’s Committee report, I stressed the importance of vigilance and continuous improvements to our internal control, financial reporting and risk management processes and systems. However, the Committee has also been focused on a number of activities associated with, and beyond, its core remit, in order to review the risk environment and exposures across the Group comprehensively. In doing so, it has overseen the implementation of a number of planned changes and further enhancements to our governance. This is principally around our compliance and risk management policies and procedures as well as close monitoring of the ongoing transformation of our finance processes and control environment, including the very extensive upgrades and updating of our IT systems. We have also considered the implications of the changes in the US market environment, particularly pricing dynamics, and the implementation of our ongoing cyber protection programme, Infoprotect.

Refocusing of the ROCC and the inclusion of Enterprise risks

The Committee has strengthened key areas of our risk management structure. Following a review of the Risk Oversight and Compliance Council’s (ROCC) purpose, practices and membership, representation from our business units was adjusted to ensure that its membership was more appropriately aligned with the changing shape of the business. In particular, CET representation was increased, providing a much stronger strategic direction to the ROCC’s deliberations and increasing its ability to consider cross enterprise risk exposures alongside its existing reviews of GSK’s Principal risks.

To reinforce this approach, the Committee agreed with the ROCC to implement the designation of six Enterprise risks that specifically consider, for a particular risk, the potential exposures across GSK as a whole, as well as within individual business units and functions. The ROCC and the Committee have been especially focused on assessing and managing compounding or consequential factors.

In-country risk oversight

At an operational level, the Committee also approved the establishment of Country Executive Risk Boards (CERBs) to provide a means for our different business units operating in a particular country to manage the Principal risks which might impact on more than one business unit more effectively from a country perspective. Their work complements the work of our existing Risk Management and Compliance Boards (RMCBs) that are now well-embedded in each of our major business units. CERBs and RMCBs report into the ROCC on a regular review cycle.

Further enhancing our ABAC arrangements

These have remained a high priority for the Committee in 2014. We continue to review the lessons learned from recent investigations, particularly those at our Chinese operations in 2013, and ask how we can improve the effectiveness of our Anti-Bribery and Corruption (ABAC) approach. Significant steps that the Committee has taken to further strengthen our ABAC capabilities and controls across the Group include:

¡	a detailed review of our operations and ongoing presence in higher risk territories;

¡	enhancing the ongoing monitoring of compliance with ABAC-related controls in targeted emerging market territories to help identify and implement further enhanced controls where appropriate;

¡	our Emerging Markets and European General Managers completing reviews of their key controls and documenting adherence to GSK’s values, policies and procedures as well as applicable local laws and regulations. Specific improvement plans have also been identified and are in the process of being implemented in a number of countries:

¡	creation of a specialist ABAC Centre of Excellence to provide training, due diligence and expert guidance capabilities for senior management across the Group;

¡	expanding the footprint and capabilities of our Global Ethics and Compliance (GEC) organisation in designated higher risk and emerging markets;

¡	ensuring that the resources and capabilities of our ABAC investigations team were strengthened;

¡	further increasing the oversight of our third party suppliers with the initiation of a new risk assessment and monitoring framework that is now being rolled out across the Group; and

¡	review of the progress of external and internal independent China investigations, which have now been ongoing for over a year and a half, and continued to be a standing agenda item at Committee meetings throughout 2014. The independent investigation that the international law firm, Ropes and Gray, led for the Committee is now drawing to an end. We are committed to implementing their conclusions. Many actions have already been implemented by a new management team, including enhanced procedures for monitoring the use of third party suppliers and local financial transactions. The Committee will continue to monitor progress in the related investigations closely until they are concluded.

Leadership of Global Compliance and Audit & Assurance

Our risk management boards are supported by our Global Compliance operations, which have been reorganised as Global Ethics and Compliance under the leadership of Nick Hirons, who had previously been Head of Audit & Assurance.

Our Audit & Assurance (A&A) function has also been reorganised under new leadership and the function now reports to the CFO, but is directly accountable to this Committee for providing it and the Board with effective assurance. Recent external benchmarking confirmed that the A&A team provided such assurance but also identified a number of areas for enhancements, including more local coverage and more frequent, shorter audit reviews, alongside the regular more detailed reviews, to enhance flexibility and improve visibility. I believe these changes will improve the Committee’s ability to identify emerging risks proactively.

86 GSK Annual Report 2014

Finance transformation

The Committee continued to focus on the ongoing enhancement programme for our finance processes, including the creation of stronger shared service capabilities within our Core Business Services (CBS) operation. This programme is targeted at improving our control environment by standardising our finance policies and processes and updating them for the changing shape of the business. The programme includes a substantial upgrading of our IT platforms and, in particular, our enterprise resource planning (ERP) systems to create common platforms across each of our business units. Together, these improvements will deliver more consistent processes and controls and allow the business to manage its financial risks more effectively.

Implementation of this programme has created significant change in the business. The Committee has reviewed its progress in detail with input from our external auditors to ensure that effective controls remain in place during and after this transition. Year end reviews have not identified any material concerns.

US pricing

In light of the significant changes we have seen during the year in the US market place, the Committee has reviewed the implications of these changes for our Principal risks. In particular, we carry significant provisions for returns and rebates offered to US customers and in times of significant change these need to be especially carefully monitored to ensure they are aligned with current experience. Investments in new IT platforms in recent years have allowed us to remain responsive during the year despite often rapid change in the external environment and the Committee believes our provisioning in this area remains appropriate and adequate.

Infoprotect

The company is well underway with a multi-year programme to enhance and strengthen our cyber security defences. The Committee reviewed progress of this programme in detail with the recently appointed Chief Information Security Officer. We have made significant progress despite an increasing level of threat. Additional investments have been agreed to support this effort.

Proposed three-part Novartis transaction

In preparation for this transformative transaction, the Committee has reviewed the ROCC’s assessments of the risk profile of the Novartis businesses that will become part of the Group. This review has utilised our Principal and Enterprise risks as a framework. Detailed mitigation plans are in place for risk issues identified and to ensure the incoming Novartis businesses can be successfully incorporated into the GSK risk monitoring framework. None of the risks identified was expected to give rise to material exposures, although this position is being monitored closely by the transaction integration planning teams. The ROCC has in place plans to review progress in managing these risks on a regular basis and the Committee will review these shortly after closing to ensure that our standards, values and culture are properly embedded into the reshaped and enlarged organisation.

External auditors

I would also like to assure shareholders how seriously the Committee takes its role and responsibility in appointing, assessing and monitoring the performance of the company’s auditors. The Committee has, as usual, reviewed PwC’s performance during the year and the audit process that they undertook and believes they continue to provide a high quality service to the company and its shareholders. The Committee has therefore recommended their reappointment for a further year. Given the current level of change in the business, the Committee concluded that it was not appropriate to put the audit out to tender in 2015. However, having reviewed the relative merits of conducting a tender and the recent changes in regulations in this area, the Committee has concluded that we should move towards a tender for new Auditors but that we should target the new firm taking over the audit for the 2018 financial year. To deliver this, we expect that we will start to prepare for a tender in the second half of 2016.

My role

Finally, in my role as the Chair of the Committee, I continue to widen and deepen my knowledge and understanding of the Group and the external environment in which GSK operates, together with best practice developments. In addition to holding regular meetings with key senior executives and attending a range of management meetings, including the CET, ROCC and Finance Leadership Team meetings, I have also attended briefing meetings with our external auditors, discussed aspects of the Committee’s work with our shareholders and networked with audit committee chairmen at our peers to exchange views on regulatory and market developments, principally in the risk management and compliance arena.

Judy Lewent

Audit & Risk Committee Chairman

26 February 2015

Membership and attendance

The membership of the Committee, together with appointment dates and attendance at meetings, is set out below:

Members	Committee member since	Attendance at full meetings during 2014

Judy Lewent (Chairman from 1 January 2013)	1 April 2011	6/6
Lynn Elsenhans	1 January 2014	6/6
Stacey Cartwright	1 April 2011	6/6
Sir Deryck Maughan	21 January 2005	6/6
Dr Daniel Podolsky	1 January 2007	6/6
Tom de Swaan	1 January 2006	6/6
Jing Ulrich	1 May 2013	6/6

In addition to the six scheduled meetings, the Committee also met on a quorate basis on five occasions to review or approve matters associated with the Annual Report and Form 20-F, and preliminary and quarterly results announcements.

Details of the members’ financial, accounting or scientific experience are given in their biographies under ‘Our Board’ on pages 72 to 75.

The entire Board is invited to attend the Committee meetings and other attendees include:

Attendee	Regular attendee	Attends as required

Chairman	✓
CEO	✓
CFO	✓
General Counsel	✓
Financial Controller	✓
Head of Audit & Assurance	✓
Company Secretary – Secretary to the Committee	✓
Chairman, Global Vaccines	✓
Head of Global Ethics and Compliance	✓
Chief Medical Officer	✓
Chief Product Quality Officer		✓
External auditor	✓

In accordance with the UK Code, the Board has determined that Stacey Cartwright, Judy Lewent and Tom de Swaan all have recent and relevant financial experience. The Board has also agreed that they each have the appropriate qualifications and background to be audit committee financial experts as defined by the US Sarbanes-Oxley Act of 2002 and has determined that each is independent within the meaning of the US Securities Exchange Act of 1934, as amended.

In addition, Judy Lewent, Sir Deryck Maughan and Tom de Swaan are also members of the Remuneration Committee, which allows them to provide input on the Committee’s review of the Group’s performance and oversight on any risk factors relevant to remuneration matters.

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Work undertaken by the Committee during 2014

The Committee has worked largely to a recurring and structured programme of activities agreed in conjunction with the Committee Chair, management and the external auditors at the start of the financial year. This programme comprised standing items that the Committee was required to consider at each meeting and other matters timed to coincide with key events of the annual financial reporting cycle and other business events.

The Committee considered, discussed and made decisions in relation to a number of matters during the year, the most significant of which are set out below.

Month	Financial reporting	Global internal control & compliance	External auditors	Risk	Governance and other matters
January	¡ Integrity of draft financial statements and appropriateness of accounting policies ¡ Draft 2013 Annual Report and 20-F and Annual Summary leaflet ¡ Directors’ expenses	¡ Annual Internal Control and Compliance report ¡ Litigation report ¡ Corporate Integrity Agreement (CIA) update	¡ Assessment of external auditors, effectiveness of external audit process ¡ Re-appointment of auditors proposed for approval at AGM ¡ External auditor year-end audit findings	¡ China investigations and ABAC update ¡ Emerging risk review	¡ Compliance with UK Corporate Governance Code ¡ Latest Annual Report regulations ¡ Corporate governance update ¡ Private meeting with the external auditors
February	¡ Going concern assumption ¡ Preliminary results announcement ¡ Approval of 2013 Annual Report and Form 20-F and Annual Summary leaflet	¡ Sarbanes-Oxley confirmation	¡ Audit/non-audit expenditure during 2013 ¡ External auditor Sarbanes-Oxley control findings ¡ External auditor Annual Report and Form 20-F findings
March		¡ Approach on Sarbanes- Oxley compliance for 2014 ¡ GMS business unit report ¡ Audit & Assurance (A&A) work during 2013 and plan for 2014 ¡ Litigation report	¡ Performance expectations for external auditors	¡ China investigations and ABAC update ¡ Emerging risk review ¡ ROCC meeting update	¡ Private meeting with the external auditors
April	¡ 1st Quarter results announcement		¡ External auditor 1st Quarter results review findings
May		¡ CIA compliance ¡ Litigation report	¡ External audit plan and fee proposal for 2014	¡ China investigations and ABAC update ¡ Product Quality Enterprise Risk ¡ Vaccines and Emerging Markets business unit risks ¡ Emerging risk review ¡ ROCC meeting update	¡ Private meeting with the external auditors

July	¡ Going concern assumptions ¡ 2nd Quarter results announcement	¡ Controls at GSK listed and JV subsidiaries ¡ Litigation report ¡ R&D Pharmaceuticals and North American Pharmaceuticals business unit reports	¡ External auditor 2nd Quarter results review findings	¡ China investigations and ABAC update ¡ Patient Safety Enterprise Risk ¡ Emerging risk review ¡ ROCC meeting update	¡ Corporate governance update ¡ Private meeting with the external auditors
September		¡ Japan and Consumer Healthcare business unit reports ¡ External independent review of A&A ¡ Evolution of Emerging Markets compliance model ¡ CIA update reports		¡ China investigations and ABAC update ¡ EHSS Enterprise Risk ¡ Emerging risk review ¡ ROCC meeting update	¡ Private meeting with the external auditors
October	¡ 3rd Quarter results announcement	¡ Litigation report	¡ External auditor 3rd Quarter results review findings

88 GSK Annual Report 2014

Month	Financial reporting	Global internal control & compliance	External auditors	Risk	Governance and other matters
December	¡ Key accounting issues and appropriateness of accounting policies	¡ Europe business unit report ¡ Global Support Functions business unit report ¡ Litigation report	¡ External auditor Phase One findings ¡ Pre-approval of budget for auditors to provide Non-Audit Services for 2015 and update on 2014 budget	¡ China investigations and ABAC update ¡ ABAC and Commercial Practices & Scientific Engagement Enterprise Risks ¡ Infoprotect review ¡ Operational Excellence programme review ¡ Emerging risk review

¡   Corporate

     governance update

¡   Tax strategy

     review

¡   External

     committee evaluation

¡   Private meeting

     with external auditors

¡   Collective

     meeting

     with Heads of A&A  and GEC

¡   Individual

     meetings with Heads of A&A and  GEC

In respect of financial reporting activities, the Committee reviews and recommends to the Finance Committee for its approval all financial results announcements. In considering the quarterly financial results announcements and the annual financial results contained in the 2014 Annual Report, the Committee reviewed the significant issues and judgements made by management in determining those results. The Committee reviewed papers prepared by management setting out the key areas of risk, the actions undertaken to quantify the effects of the relevant issues and the judgements made by management on the appropriate accounting required to address those issues in the financial statements.

Significant issues relating to the financial statements

The significant issues considered in relation to the financial statements for the year ended 31 December 2014 are set out in the following table, together with a summary of the financial outcomes where appropriate. In addition, the Committee and the external auditors have discussed the significant issues addressed by the Committee during the year and the areas of particular audit focus, as described in the Independent Auditor’s Report on pages 131 to 135.

Significant issues considered by the Committee in relation to the financial statements	How the issue was addressed by the Committee
Going concern basis for the preparation of the financial statements

The Committee considered the outcome of management’s half-yearly reviews of current and forecast net debt positions and the various financing facilities and options available to the Group. Following a review of the risk and potential impact of unforeseen events, the Committee confirmed that the application of the going concern basis for the preparation of the financial statements continued to be appropriate.

Revenue recognition, including returns and rebates (RAR) accruals

The Committee reviewed management’s approach to the timing of recognition of revenue and accruals for customer returns and rebates. The US Pharmaceuticals and Vaccines accrual for returns and rebates was £1.3 billion at 31 December 2014 and the Committee reviewed the basis on which the accrual had been made and concurred with management’s judgements on the amounts involved. A fuller description of the process operated in the US Pharmaceuticals and Vaccines business in determining the level of accrual necessary is set out in ‘Critical accounting policies’ on page 63.

Provisions for legal matters, including recent government investigations in relation to China to the extent that they can be determined

The Committee received detailed reports on actual and potential litigation from both internal and external legal counsel, together with a number of detailed updates concerning the government investigations in relation to China. Management outlined the levels of provision and corresponding disclosure considered necessary in respect of potential adverse litigation outcomes and also those areas where it was not yet possible to determine if a provision was necessary, or its amount. At 31 December 2014, the provision for legal matters was £0.5 billion, as set out in Note 29 to the financial statements, ‘Other provisions’.

Provisions for tax issues

The Committee considered current tax disputes and areas of potential risk and concurred with management’s judgement on the levels of tax contingencies required. At 31 December 2014, the Group’s balance sheet included a tax payable liability of £0.9 billion.

Impairments of intangible assets

The Committee reviewed management’s process for reviewing and testing goodwill and other intangible assets for potential impairment. The Committee accepted management’s judgements on the intangible assets that required writing down and the resulting impairment charge of £157 million in 2014. See Note 19 to the financial statements, ‘Other intangible assets’ for more details.

Provisions for pension and other post-employment obligations

The Committee reviewed the significant assumptions adopted by management for the valuations of obligations for the Group’s largest pension and post-retirement healthcare schemes in the UK and the US, together with the resultant net obligation amounts, as calculated by external actuaries. The Group’s net deficit at 31 December 2014 amounted to £3.1 billion as set out in Note 28 to the financial statements, ‘Pensions and other post-employment benefits’.

US Branded Prescription Drug fee

The Committee reviewed and concurred with management’s assessment of the additional charge necessary to account for a further year of the fee in accordance with the final regulations issued by the US IRS in the year.

Valuation of contingent consideration

The Committee considered management’s judgement that following the improved sales performance of Tivicay and Triumeq, it was necessary to increase the liability to pay contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture. At 31 December 2014, the Group’s balance sheet included a net contingent consideration liability of £1.7 billion. See Note 38 to the financial statements, ‘Acquisitions and disposals’ for more details.

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Effectiveness of external audit process

In evaluating the effectiveness of the audit process prior to making a recommendation on the re-appointment of the external auditors, the Committee reviews the effectiveness of their performance against criteria which it agrees, in conjunction with management, at the beginning of each year’s audit.

In undertaking this review the Committee considers the overall quality of the audit, the independence of the auditors and whether they have exhibited an appropriate level of challenge and scepticism in their work.

The annual Committee evaluation seeks feedback from Committee members independently on the relationship with the auditors, the quality of insight they provide to the Committee on their work and whether the Committee has sufficient access to the auditors without executive management.

Finally, the Committee considers feedback on the prior year’s external audit through a survey that seeks views from the financial management team at corporate and business unit level. It covers four key areas:

¡	robustness of the audit process;
¡	quality of the delivery;
¡	quality of the people; and
¡	quality of the service.

Having reviewed all this feedback provided through the mechanisms outlinedabove, and noted any areas of improvement to be implemented in respect of the team or the following year’s audit, provided the Committee:

¡	is satisfied with the effectiveness of the auditors and the external audit process;
¡	is satisfied with the auditors’ independence, appropriate level of qualifications, expertise and resources; and
¡	has considered whether it is in the best interests of shareholders and the company to initiate or defer a tender.

it will then consider recommending to the Board the re-appointment of the auditors at the forthcoming AGM.

The detailed criteria the Committee uses for judging the effectiveness of the external auditors and their overriding responsibility to deliver a smooth running, thorough and efficiently executed audit are set out below:

Performance expectations for GSK’s external auditor
Specific auditor responsibilities	Wider auditor responsibilities

¡    Discuss approach and areas of focus in advance

      with early engagement on understanding the

      implications of GSK’s new operating model

¡    Ensure Sarbanes-Oxley scope and additional

      procedures are discussed and endorsed by

      management and communicated on a timely basis

      within GSK and PricewaterhouseCoopers LLP (PwC)

¡    Avoid surprises through timely reporting of issues at

      all levels within the Group

¡    Ensure there is clarity of roles and responsibilities

      between the auditors and local management

¡    Respond to any issues raised by management on a

      timely basis

¡    Meet agreed deadlines

¡    Provide continuity and succession planning of key

      employees of the auditors

¡    Provide sufficient time for management to consider

      draft auditor reports and respond to requests and

      queries

¡    Employ consistent communication between local and

      central audit teams.

¡    Provide up-to-date knowledge of technical

      issues, providing accurate and timely advice

¡    Serve as an industry resource; communicating

      best practice and industry trends in reporting

¡    Adhere to all independence policies (including

      GSK’s policies, the Financial Reporting Council’s

      IAS 240 and applicable Securities and Exchange

      Commission standards)

¡    Deliver a focused and consistent audit approach

      globally that reflects local risks and materiality

¡    Liaise with GSK’s Audit & Assurance team to

      avoid duplication of work and Global Ethics and

      Compliance team to ensure common

      understanding of audit outcomes

¡    Provide consistency of advice at all levels of the

      organisation.

Audit firm tendering

PwC has remained in place as auditors since the Group’s inception in December 2000. Their performance has been reviewed annually and audit partner rotation requirements have been observed since that time. However, the audit contract has not been put out to tender in that period.

We observe the Financial Reporting Council’s current transitional arrangements where an audit tender is tied to the end of the cycle of the current rotating audit partner. Our current audit partner has held the position for two years. The implications of the transitional arrangements for both the Competition and Markets Authority’s audit contract tender regulations and the EU audit firm rotation requirements were also assessed when the Committee considered putting the audit contract out to tender.

In addition, as part of the Committee’s review, evolving market and the changing expectations of shareholders on listed companies tendering their audit contract were also noted.

However, given the integration challenges of the three-part Novartis transaction, the ongoing finance transformation, further service enhancements made by PwC, and having received competitive audit fee proposals from PwC, the Committee agreed there was currently a preference not to distract management and the Committee by undertaking a tender at this stage. However, the Committee also concluded that it would plan to undertake a tender process in the second half of 2016 with a view to appointing the new firm with effect from 1 January 2018.

Non-audit services

The Sarbanes-Oxley Act of 2002 prohibits the engagement of the external auditors for the provision of certain services such as legal, actuarial, internal audit outsourcing or financial information systems design. Where the external auditors are permitted to provide non-audit services (such as audit-related, tax and other services), the Committee ensures that auditor objectivity and independence are safeguarded by a policy requiring pre-approval by the Committee for such services. There were no contractual or similar obligations restricting the Group’s choice of external auditors.

90 GSK Annual Report 2014

All non-audit services over £50,000 are put out to competitive tender with financial service providers other than the external auditors, in line with the Group’s procurement process, unless the skills and experience of the external auditors make them the most suitable supplier of the non-audit service under consideration, in which case a request for proposal is submitted by the relevant CET member to the CFO for approval.

The following policy guidelines on engaging the external auditors to provide non-audit services are observed:

¡	ascertaining that the skills and experience of the external auditors make them a suitable supplier of the non-audit services;

¡	ensuring adequate safeguards are in place so that the objectivity and independence of the Group audit are not threatened or compromised; and

¡	ensure that the total fee levels do not exceed 50% of the annual audit fee, except in special circumstances where there would be a clear advantage in the company’s auditors undertaking such additional work.

During the year, fees for the non-audit service work carried out by PwC were 73% of the annual audit fee. This exceptional level reflects the considerable services PwC has provided relating to the reporting accountant role in connection with the Class 1 Circular for the three-part Novartis transaction. Excluding the Novartis work, PwC’s non-audit service fees would have represented 28% of the annual audit fee. The Committee considered that hiring PwC to undertake the Class 1 Circular work was in the best interests of shareholders because:

¡	PwC possessed the type of expertise, experience, size and international scope required to handle a major Class 1 transaction of this scale and complexity;

¡	the company benefited specifically from PwC’s in-depth knowledge and understanding of our Vaccines, Consumer Healthcare and Oncology businesses and their processes and compliance environment;

¡	management time, that would otherwise have been devoted to educating another firm on the company’s business and operations, could instead be spent on delivering a transaction that will substantially strengthen two of the Group’s core businesses and create significant new options to increase value for shareholders; and

¡	the Committee could leverage PwC’s capabilities to negotiate the most advantageous and cost-effective price.

In addition, it should be noted that £3.6 million of the Novartis-related fees due to PwC arose from work done by Novartis’ auditors who are also PwC.

To maintain the external auditors’ independence and objectivity, for those Class I Circular workstreams where a self review threat was identified, an independent partner not involved in the audit was appointed to lead them. Management reviewed and considered PwC’s findings and PwC did not make any decisions on behalf of management. Additionally, PwC had no input in respect of the production of financial information subsequently used by the audit team.

Fees paid to the company’s auditor and its associates are set out below. Further details are given in Note 8 to the financial statements, ‘Operating profit’.

Where possible, other accounting firms are engaged to undertake non-audit services.

Code of Conduct and reporting lines

We also have a number of well established policies, including a Code of Conduct, which is available on the governance section of our website, and confidential ‘Speak Up’ reporting lines for the reporting and investigation of unlawful conduct. An updated version of the Code of Conduct was published in January 2014.

Fair, balanced and understandable assessment

One of the key compliance requirements of a group’s financial statements is for the Annual Report to be fair, balanced and understandable. The coordination and review of Group-wide contributions into the Annual Report follows a well established and documented process, which is performed in parallel with the formal process undertaken by the external auditors.

The Committee received a summary of the approach taken by management in the preparation of GSK’s 2014 Annual Report to ensure that it met the requirements of the UK Code. This enabled the Committee, and then the Board, to confirm that GSK’s 2014 Annual Report taken as a whole is fair, balanced and understandable.

Committee evaluation

The Committee’s annual evaluation was externally facilitated by Dr Tracy Long of Boardroom Review Limited, and supplemented by a questionnaire circulated to Committee members by the Committee Chairman. It was concluded that the Committee continued to operate effectively. In terms of enhancements to the Committee’s deliberations, it was agreed that the following areas will be considered further to underpin the Committee’s effectiveness:

¡	More regular updates on new or emerging issues and anticipating, through a streamlined reporting process, potential risk and audit issues;

¡	Increase focus on setting, monitoring and adjusting risk appetite;

¡	Widening and deepening the Committee’s exposure to certain areas of the business and the external landscape to further increase understanding of potential threats and opportunities;

¡	Further enhance training requirements for Committee members; and

¡	Consider the division of focus on risk areas between the Board and the Committee.

GSK Annual Report 2014 91

Corporate governance continued

Nominations Committee Report

Sir Philip Hampton Nominations Committee Chairman

Membership

The membership of the Nominations Committee (the Committee), together with appointment dates and attendance at meetings, is set out below:

Members	Committee member since	Attendance at full meetings during 2014

Sir Philip Hampton (Chairman from 27 January 2015)	27 January 2015	0/0
Professor Sir Roy Anderson	1 October 2012	4/4
Lynn Elsenhans	27 January 2015	0/0
Sir Christopher Gent(Chairman from 1 January 2005 to 26 January 2015)	9 December 2004	4/4
Judy Lewent	8 May 2014	3/3
Sir Deryck Maughan	9 July 2009	4/4
Tom de Swaan	1 October 2012	4/4
Sir Robert Wilson*	28 March 2008	1/1

*	Sir Robert Wilson retired from the Board on 7 May 2014.

In addition to the scheduled meetings, the Committee also met on a quorate basis on two occasions to consider and recommend to the Board the appointments of Sir Philip Hampton and Urs Rohner as Chairman Designate and a Non-Executive Director.

Other attendees at Committee meetings may include:

Attendee	Regular attendee	Attends as required

Chief Executive Officer	✓
Head of Human Resources	✓
Company Secretary – Secretary to the Committee	✓
Appropriate external advisers		✓

Chairman succession

In 2010, it was unanimously agreed to extend Sir Christopher Gent’s appointment as Chairman for a further five years with effect from 1 January 2011, subject to annual re-election by shareholders. At that time, the Board was about to enter a programme of progressive refreshment and this ensured continuity of Board leadership during a period when several Non-Executive Directors were approaching the end of their tenure. It also reflected the Committee’s desire to plan and shape the composition and balance of the Board over the longer term.

In 2012, the Committee commenced its search for Sir Christopher’s successor with the intention that he would step down as Chairman by the end of 2015.

At the start of the search process, the Committee drew up a job specification for the role of Chairman. The job specification was drafted to emphasise the importance that the Board and Committee placed on the Chairman in overseeing the company’s strategy at a time when the industry continued to evolve at pace.

The following key attributes were identified:

¡	having experience of running a listed global organisation in a highly regulated industry with a clear and collegiate style of leadership;

¡	possessing a comprehensive knowledge and understanding of UK corporate governance arrangements;

¡	having a deep appreciation of UK shareholder and media perspectives; and

¡	treating the role as his or her primary commitment with a view to serving in the role over the medium to long-term.

These criteria were deemed key to the success of the new appointee and MWM, who specialises in the recruitment of high calibre Board Directors, was engaged to ensure that the widest possible pool of candidates was available to select from. MWM only provides recruitment consultancy services to the Committee. Their work was validated from time-to-time to ensure that there were no gaps in the search process and that the Committee was receiving the best possible market advice for this key appointment. The search was initiated by the Chairman and Senior Independent Director (SID) with support from the Head of Human Resources and the Company Secretary. As the search progressed and drew to a conclusion, it was led by the SID. Regular oversight of the process was exercised by the Committee and shareholders were briefed on the search criteria used and progress made by the Committee in identifying suitable candidates.

The pool of suitable candidates was reduced to a short-list. Briefing reports on the shortlisted candidates were reviewed and candidates met with key Board members. It became clear to the Board and the Committee that Sir Philip Hampton was the most suitable candidate to succeed Sir Christopher as Chairman.

On 24 September 2014, in accordance with the Committee’s terms of reference, Sir Deryck Maughan, our SID, chaired the meeting of the Nominations Committee that recommended Sir Philip’s appointment as a Non-Executive Director and successor to Sir Christopher.

Feedback from investors was then sought before the Committee made its recommendations to the Board. This positively supported Sir Philip’s appointment.

The subsequent appointment recommendation received unanimous Board approval on 25 September 2014 it was announced that Sir Philip would join the Board as a Non-Executive Director with effect from 1 January 2015 and would become Deputy Chairman with effect from 1 April 2015. He will succeed Sir Christopher as Non-Executive Chairman with effect from the end of the AGM on 7 May 2015.

Sir Philip met the independence requirements set out in the UK Corporate Governance Code on appointment and will be able to dedicate the requisite time to the role.

New Non-Executive Director appointment

During 2014, in addition to the search for a successor to Sir Christopher as Chairman, the Committee searched for another Non-Executive Director as part of the phased refreshment of the Board.

During the search process, broad selection criteria were used which focused on achieving a balance between Continental European, UK, US and Emerging Markets experience, and having individuals with expertise and capabilities developed in various sectors and specialities.

92 GSK Annual Report 2014

MWM, Egon Zehnder and Korn Ferry were engaged to conduct the search and dossiers of potential Non-Executive appointees were considered by the Committee. Egon Zehnder and Korn Ferry only provide recruitment consultancy services to the Committee. Candidates were shortlisted for interview on merit, after assessing their relevant qualifications and time commitments.

After interviewing selected candidates, the Committee was pleased to recommend to the Board Urs Rohner as a Non-Executive Director. He was appointed to the Board with effect from 1 January 2015. The Board considered that his broad business background and extensive senior-level experience at multinational companies achieved the aim of appointing a candidate who has experience of running a highly regulated organisation with an understanding of investor perspectives, and who would bring fresh insights to the Board’s deliberations.

Board and Committee changes

The refreshment of the Board has resulted in orderly changes to the composition of the Board and its Committees as set out below.

Sir Robert Wilson did not stand for re-election at the AGM in May after ten years of service. Sir Christopher Gent, Tom de Swaan and Jing Ulrich will not stand for re-election at the AGM in 2015 after ten, nine and three years of service respectively. Given the current stage of the Board refreshment programme and that three Board members will have stepped down from the Board by May 2015, Sir Deryck Maughan has agreed to stand for re-election by shareholders for one further year before stepping down from the Board at the 2016 AGM. He will provide continuity and balance to the composition of the Board, given his significant knowledge of, and experience in, GSK’s business affairs. Sir Deryck has brought his own style to the role of SID and has discharged the responsibilities of the role with great diligence. He will also play an important part in the smooth transition between Sir Christopher and Sir Philip during 2015.

The Board has confirmed that Sir Deryck continues to demonstrate the characteristics of independence in carrying out his role on the Board. A search for a replacement SID to succeed him is currently being conducted by the Committee.

Sir Philip succeeded Sir Christopher as Chairman of the Nominations Committee on 27 January 2015. Sir Christopher will continue to serve as a member of the Committee for the remainder of his tenure on the Board. A successor to Tom de Swaan as Chairman of the Remuneration Committee, when he retires from the Board at the 2015 AGM, will be appointed from the membership of the Remuneration Committee.

Other appointments recommended by the Committee include: Lynn Elsenhans joining the Audit & Risk Committee with effect from 1 January 2014 and the Nominations Committee with effect from 27 January 2015. Judy Lewent was also appointed to the Nominations Committee with effect from 8 May 2014, the day after Sir Robert Wilson stepped down from the Committee.

Board diversity

We are committed to the diversity of our boardroom and we are similarly committed to equal opportunities for all our employees at all levels of the organisation. The diversity and inclusiveness of our workforce are promoted throughout GSK.

A key requirement of an effective board is that it comprises a range and balance of skills, experience, knowledge, gender and independence, with individuals that are prepared to challenge each other and work as a team. This needs to be backed by a diversity of personal attributes, including character, intellect, sound judgement, honesty and courage.

The Committee is responsible for developing measurable objectives to support the implementation of the Board’s diversity policy, including gender, and monitoring progress towards the achievement of these objectives. In terms of gender diversity, we exceeded the target of at least 25% by 2013 that we had set ourselves in May 2011 and we are pleased to have maintained female Board level representation at over 30%. We will seek to at least maintain this level going forward.

We also have a good representation of women in management positions which is illustrated on page 45 as part of the gender diversity of GSK’s global workforce. We will continue to support efforts to further increase the pipeline of women into senior positions within GSK. We also support the engagement of executive search firms such as MWM, Egon Zehnder and Korn Ferry, who have signed up to the Voluntary Code of Conduct on gender diversity and best practice.

CET changes

In terms of Executive succession planning, the Committee also recommended the appointment of Nick Hirons to the CET in September 2014 as Senior Vice President, Global Ethics and Compliance. Nick joined the company in 1994 as an Internal Auditor in the UK, taking on roles of increasing seniority until he was appointed Head of Audit & Assurance in 2009. In June 2013, he took up a role in China, where he was responsible for establishing a new governance model for our China business.

As part of ensuring more focused management of the company’s Consumer Healthcare, Vaccines, and Pharmaceuticals businesses in advance of the completion of the three-part transaction with Novartis, the Nominations Committee recommended:

¡	in April 2014, that Emma Walmsley, who is currently President, Consumer Healthcare, will be appointed CEO of the Consumer Healthcare Joint Venture business and be a member of its Board if the transaction is successfully completed;

¡	the appointments in October 2014 of Dr Moncef Slaoui and Abbas Hussain as Chairman, Global Vaccines and Head of Global Pharmaceuticals respectively. Abbas subsequently assumed responsibility for US Pharmaceuticals as part of his role in February 2015. Moncef was previously Chairman, Global R&D & Vaccines, and he continues to provide scientific counsel on pharmaceuticals R&D activities to the CEO and Board. Abbas was previously President, Europe, Japan and EMAP; and

¡	following the announcement by Deirdre Connelly, President North America Pharmaceuticals, in February 2015 of her intention to retire from GSK and given the recent change to Global Pharmaceuticals, that her role will not be replaced on the CET.

Committee evaluation

The Committee’s annual evaluation was externally facilitated by Dr Tracy Long of Boardroom Review Limited and concluded that the Committee continued to operate effectively. A key finding from Dr Long’s evaluation concerned the tenure of the Committee members. Committee accountability is safeguarded when the majority of the Committee members will serve alongside the new Board appointees in the medium to long-term. The Committee agreed that it should continue to refresh its membership so that there was a suitable balance of longer serving Directors and more recent appointees to support the new Committee Chairman in shaping the Board.

GSK Annual Report 2014 93

Corporate governance continued

Corporate Responsibility Committee Report

Sir Christopher Gent Corporate Responsibility Committee Chairman

Membership

The membership of the Corporate Responsibility Committee (the Committee), together with appointment dates and attendance at meetings, is set out below:

Members	Committee member since	Attendance at full meetings during 2014

Sir Christopher Gent (Chairman from 1 January 2005)	9 December 2004	5/5
Dr Stephanie Burns	6 December 2007	5/5
Lynn Elsenhans	1 October 2012	5/5
Dr Daniel Podolsky	1 July 2006	5/5
Hans Wijers	10 October 2013	4/5
Sir Robert Wilson*	1 May 2013	2/2

*	Sir Robert Wilson retired from the Board on 7 May 2014.

Hans Wijers was unable to attend one Committee meeting due to a prior business commitment.

Other attendees at Committee meetings may include:

Attendee	Regular attendee	Attends as required

Chief Executive Officer	✓
Chairman, Global Vaccines	✓
General Counsel	✓
Head of Governance, Ethics & Assurance	✓
Head of Global Communications and Government Affairs	✓
Head of Global Corporate Responsibility	✓
Company Secretary – Secretary to the Committee	✓
Other Executives		✓
Independent external corporate responsibility adviser	✓

Independent external corporate responsibility adviser

To augment GSK’s engagement with stakeholder opinion, in May 2013, Sophia Tickell was appointed as an independent external adviser to the Committee, a position that she had held previously from March 2009 to July 2011. Ms Tickell has extensive experience in the pharmaceuticals industry in improving health systems productivity, sustainability in energy supply and distribution, climate change policy and short-termism in financial markets.

She is the co-founder and a Director of Meteos, from where she directs the Pharma Futures Series, which aims to align better societal and shareholder value. She holds a number of other board and advisory roles.

Ms Tickell attended meetings of the Committee and provided independent advice and guidance on corporate responsibility matters to both the Chairman and the CEO.

Main responsibilities

The main responsibilities of the Corporate Responsibility Committee are set out below.

The Committee has a rolling agenda and receives reports from members of the CET and senior managers to ensure that progress in meeting GSK’s Corporate Responsibility commitments, which were set in 2012, is reviewed on an annual basis. These commitments are grouped across four areas:

¡	Health for all: innovating to address currently unmet health needs; improving access to our products, irrespective of where people live or their ability to pay; and controlling or eliminating diseases affecting the world’s most vulnerable people

¡	Our behaviour: putting the interests of patients and consumers first, driven by our values in everything we do and backed by robust policies and strong compliance processes

¡	Our people: enabling our people to thrive and develop as individuals to deliver our mission

¡	Our planet: growing our business while reducing our environmental impact across the value chain.

The Committee also reviews and approves the Responsible Business Supplement which is available for reference on www.gsk.com/responsibility.

Work of the Committee during 2014

During 2014, the Committee focused its attention on several issues including:

CR Focus area	Committee’s area of focus during 2014
Health for all	¡	Flexible and open R&D approach for diseases of the developing world and other areas of great medical need, such as antibiotics and dementia
	¡	Strategic partnerships to address access and child mortality e.g. Save the Children and Neglected Tropical Diseases
	¡	Strategic approach to drive access to medicines in Africa, including pricing, capacity building and health system strengthening
	¡	Vaccines strategy to support global public health priorities, including pricing models, Malaria vaccine and Ebola response
	¡	ViiV Healthcare Ltd’s strategy to drive innovation and access to HIV medicines
Our behaviour	¡	Global incentive compensation programme and selling competency model
	¡	Changes to how GSK engages with healthcare professionals
	¡	Further embedding values-based decision making in the organisation, including training and compliance
	¡	Progress on addressing human rights
	¡	Conduct and public disclosure of clinical research, transparency of detailed data behind trial results and patient safety
	¡	Replacement, refinement and reduction in use of animals in research and development
Our people	¡	Organisational change and employee relations
	¡	Inclusion and diversity
	¡	Leadership, development and approach to performance management
	¡	Employee health, safety and wellbeing
	¡	Volunteering
Our planet	¡	Environmental performance across carbon, water and waste impacts

94 GSK Annual Report 2014

Committee evaluation

The Committee’s annual evaluation was externally facilitated by Dr Tracy Long of Boardroom Review Limited and concluded that the Committee continued to operate effectively. As part of the review, it was noted that the Nominations Committee would identify and recommend a new Committee Chairman to succeed Sir Christopher Gent when he retires from the Board at the end by the AGM on 7 May 2015.

Directors’ Report

For the purposes of the UK Companies Act 2006, the Directors’ Report of GlaxoSmithKline plc for the year ended 31 December 2014 comprises pages 71 to 95 of the Corporate Governance Report, the Directors’ Responsibility Statements on pages 130 and 211, and pages 232 to 248 of Investor Information. As it is entitled to do by the Companies Act 2006, the Board has chosen to set out in the Strategic report those matters required to be disclosed in the Directors’ Report which it considers to be of strategic importance to the company, as follows:

¡	risk management objectives and policies (pages 16, 17, 69 and 70)

¡	likely future developments of the company (throughout the Strategic report)

¡	research and development activities (pages 24 to 34)

¡	inclusion and diversity (pages 44 to 45)

¡	provision of information to, and consultation with, employees (pages 44 to 45)

¡	carbon emissions (pages 46 to 47)

In addition, the disclosures relating to the appointment or replacement of Directors and Directors’ Powers at year end as required by the UK Corporate Governance Code are disclosed on page 246. The information in the following table is also incorporated into the Directors’ Report:

Location of details in 2014 Annual Report
Interest capitalised	Financial statements, Notes 17 and 19
Publication of unaudited financial information	Group Financial Review, page 60

Details of any long-term incentive schemes	Remuneration report

Waiver of emoluments by a Director	Remuneration report
Waiver of future emoluments by a Director	Not applicable
Non pre-emptive issues of equity for cash	Not applicable
Non pre-emptive issues of equity for cash by any unlisted major subsidiary undertaking	Not applicable
Parent company participation in a placing by a listed subsidiary	Not applicable
Contracts of significance	Shareholder information
Provision of services by a controlling shareholder	Not applicable
Shareholder waiver of dividends	Financial statements, Notes 15 and 42
Shareholder waiver of future dividends	Financial statements, Notes 15 and 42
Agreements with controlling shareholders	Not applicable

The Directors’ Report has been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that report shall be subject to the limitations and restrictions provided by such law. The Directors’ Report was approved by a duly authorised Committee of the Board of Directors on 26 February 2015 and signed on its behalf by:

Sir Christopher Gent

Chairman

26 February 2015

GSK Annual Report 2014 95

Remuneration report Chairman’s Annual Statement

Dear Shareholder

As the Chairman of the Remuneration Committee (the Committee), I am pleased to present our Remuneration report for 2014.

Following a year of change in 2013 with the new remuneration reporting regulations, 2014 has been a year of stability. During the year, the Committee has operated our binding remuneration policy, which received overwhelming shareholder support at our 2014 AGM. For ease of reference for shareholders, we have included a copy of our approved Remuneration policy report at the end of this document. I can confirm that the structure of our incentive plans remains unchanged, with the exception of the extension of the time horizons of the PSP awards granted to Executive Directors in 2015, which now include a three year performance period and a five year vesting period.

At our AGM on 7 May 2015, shareholders will be asked to show their support for our annual report on remuneration for 2014.

Remuneration outcomes in respect of 2014

From a financial perspective, total turnover for 2014 was down 3% to £23 billion, with challenging trading conditions faced by the Group, particularly in the US primary care market. Core operating profit and core Group PBIT were down 6% at CER. Cost savings and financial efficiencies offset a substantial proportion of the impact from the top line pressures during the year and helped deliver the core EPS (down 1%), while also protecting investments in the business. The dividend for the year was increased by 3%.

Although 2014 has been a challenging year for GSK, there have been notable examples where the company has delivered positive outcomes, including great progress on key product launches and improved formulary positioning, as well as the continued progress in our respiratory pipeline. Our newly launched products, including Tivicay and Triumeq from ViiV Healthcare, Tafinlar, Mekinist and Tanzeum have contributed £1.5 billion in turnover, up 84% CER, and now represent 8% of Pharmaceutical and Vaccine sales. Furthermore, in responding to the Ebola crisis, GSK has been a clear leader in developing a vaccine. All of this has happened alongside our efforts to complete the transformational three-part transaction with Novartis.

Against this background, the key decisions made in respect of performance in 2014 by the Committee are highlighted below:

¡	The bonus outcome for the Executive Directors was determined by Group Operating Profit and Group PBIT, which achieved performance between threshold and target. This delivered significantly reduced bonus payments for the CEO and CFO, compared with those of 2013. Vaccines performance and the R&D value driver delivered on-target performance, which also resulted in a reduced bonus payment for Dr Slaoui when compared to the strong performance in 2013. Further details of these bonus awards are given on pages 99 to 101.

¡	Vesting of the 2012 PSP and DABP (Deferred Annual Bonus Plan) matching awards was impacted by TSR and adjusted free cash flow performance being below the thresholds set. On a positive note, key investments for the long-term success of the Group were not sacrificed. The overall vesting level of 13.5% was achieved by above threshold performance against the R&D new products and business diversification performance measures.

I am pleased to report that the executives continue to align their personal interests with those of shareholders. Sir Andrew has elected again this year to defer the maximum permitted amount under our DABP. His share ownership requirement (SOR) is to hold four times his base salary in GSK shares. He currently holds over 11 times his base salary in GSK shares, i.e. between two and three times the level required.

Further details of 2014 remuneration for executives and related performance under the annual bonus and long-term incentives (PSP awards and DABP matching awards) are given on pages 99 to 103.

Executive remuneration for 2015

The key changes to the structure of 2015 remuneration were disclosed in last year’s report. For the 2015 awards, the time horizon for PSP awards to Executive Directors has been revised with the extension of the vesting period to five years. The awards continue to be subject to a three-year performance period. As we have already implemented malus and clawback provisions in prior years, no further changes are required in this regard to comply with the most recent updates to the UK Corporate Governance Code.

Agenda for 2015

No other structural changes are proposed for this year. The Committee decided that salary levels for Executive Directors would not be increased for 2015, although management have awarded a 1% average increase for employees in the UK and USA below the level of the CET.

The three-part transaction with Novartis is expected to be completed in the week commencing 2 March 2015 and will have wide-ranging implications for executive remuneration at GSK. It is anticipated that our adjusted free cash flow and R&D new product targets for the 2013, 2014 and 2015 PSP and DABP awards, and our business diversification target for the 2013 award, will need to be revised to reflect the nature of the business after the transaction. The Committee is aware of the potential challenges of making such adjustments and will appropriately engage with shareholders regarding each of these points in due course.

During 2015, the Committee will keep executive remuneration arrangements under review to ensure that they continue to meet the needs of the business. The Committee is proud of its track record of listening to the views of our shareholders. We will continue to engage with shareholders on executive remuneration matters to ensure that our remuneration policy is operated in their long-term interests. During 2014, we held our annual meeting with GSK’s largest investors to listen to their views and feedback on corporate governance matters, and we will once again take this approach later in 2015.

Finally, I will be retiring as a Non-Executive Director of GSK at the 2015 AGM and consequently I am presenting my final report as Chairman of the Committee. A successor will be appointed from the Committee to take the work forward. I would like to take this opportunity to thank both my fellow Committee members and shareholders for their support during my tenure as Chairman of the Committee.

We look forward to receiving your support for our annual report on remuneration at our AGM. As always, we would also welcome all shareholders’ feedback on this report.

Tom de Swaan Remuneration Committee Chairman 26 February 2015

96 GSK Annual Report 2014

Annual report on remuneration

Total remuneration for 2014 (audited)

The total remuneration for 2014 for each Executive Director is set out in the table below:

	Sir Andrew Witty, CEO				Simon Dingemans, CFO				Dr Moncef Slaoui, Chairman, Global Vaccines
	2014 £000	% of total	2013 £000	% of total	2014 £000	% of total	2013 £000	% of total	2014 $000	% of total	2013 $000	% of total
A. Fixed pay
Salary	1,087		1,059		718		699		1,212		1,180
Benefits(1)	70		67		79		65		571		747
Total fixed pay	1,157	30%	1,126	16%	797	43%	764	23%	1,783	41%	1,927	23%
B. Pay for performance
Annual bonus – including the amount deferred	917		1,875		446		886		1,108		1,973
Value earned from LTI awards(2):
Matching awards under Deferred
Annual Bonus Plan	111		249		65		n/a		138		485
Performance Share Plan	1,035		3,250		398		1,502		939		3,763
Total value earned from LTI awards	1,146		3,499		463		1,502		1,077		4,248
Total pay for performance	2,063	53%	5,374	74%	909	49%	2,388	73%	2,185	51%	6,221	74%
C. Pension(3)	671	17%	707	10%	144	8%	140	4%	365	8%	266	3%
Total remuneration(4)	3,891		7,207		1,850		3,292		4,333		8,414

Notes:

(1)	Certain expenses incurred in the normal course of business are considered to be taxable benefits by UK HM Revenue & Customs and as such the table above includes these figures for 2013 and 2014. Further details are provided on page 98.
(2)	An analysis of the value of LTIs earned by Sir Andrew Witty, Simon Dingemans and Dr Moncef Slaoui is set out on pages 113 to 116.
(3)	Full details of the pension contributions and pensions accrued to date for the Executive Directors are given on page 106.
(4)	The Committee may in specific circumstances, and in line with stated principles, apply clawback/malus, as it determines appropriate. Following due consideration by the Committee, there has been no reduction of outstanding awards or vesting levels (malus) applied during 2014 in respect of any of the Executive Directors.

The following sections provide details of each element of ‘Total remuneration’, including how we implemented the remuneration policy approved by shareholders in May 2014 and how it will be applied in 2015.

GSK Annual Report 2014 97

Annual report on remuneration continued

Comparator groups for pay and performance

The Committee uses two primary pay comparator groups when considering executive pay:

UK cross-industry comparator group	Global pharmaceutical comparator group
Anglo American	France	Sanofi
AstraZeneca	Switzerland	Novartis
BG Group		Roche Holdings
BHP Billiton	UK	AstraZeneca
BP	USA	AbbVie*
British American Tobacco		Amgen*
Diageo		Bristol-Myers Squibb
Reckitt Benckiser		Eli Lilly
Rio Tinto		Johnson & Johnson
Royal Dutch Shell		Merck & Co
SAB Miller		Pfizer
Tesco
Unilever
Vodafone

*	Amgen and AbbVie are included for remuneration benchmarking, but are not included in the TSR comparator group.

The global pharmaceutical comparator group is also used as the basis for the TSR comparator group which features in our long-term incentive awards.

The primary pay comparator group for each of the Executive Directors is shown in the table below:

Primary pay comparator group
Director	UK cross-industry	Global pharmaceutical

Sir Andrew Witty	✓
Simon Dingemans	✓
Dr Moncef Slaoui		✓

When reviewing the CEO’s remuneration, the Committee also references pay for a group of leading European companies whose selection is based on their size and complexity.

Summary of total package competitive positioning for the CEO

Salary

For 2015, the average salary increase budget for employees below the level of the CET will be approximately 1.0% in both the UK and USA.

The Committee decided not to increase the Executive Directors’ salaries for 2015.

The table below sets out the base salaries of the Executive Directors over the last two years and for 2015.

	%	Base salary
	change	2015	2014	2013

Sir Andrew Witty	0%	£1,087,300	£1,087,300	£1,060,800
Simon Dingemans	0%	£717,700	£717,700	£700,150
Dr Moncef Slaoui	0%	$1,211,800	$1,211,800	$1,182,200

Benefits (audited)

The following table shows a breakdown of the grossed up cash value of the benefits received by the Executive Directors in 2014 and 2013.

	Sir Andrew Witty	Simon Dingemans	Dr Moncef Slaoui
2014 benefits	£000	£000	$000
Employee benefits(1)	20	24	136
Travel(2)	42	42	105
Other benefits(3)	8	13	330
Total 2014 benefits	70	79	571

2013 benefits	£000	£000	$000
Employee benefits(1)	17	22	157
Travel(2)	36	30	82
Other benefits(3)	14	13	7
International assignment(4)	–	–	501
Total 2013 benefits	67	65	747

(1)	Employee benefits include healthcare, car allowance, personal financial advice and life assurance/death in service.

(2)	Travel expenses include car, travel and family, spouse and partner costs associated with accompanying the director on GSK business, which are deemed to be taxable benefits on the individual.

(3)	Other benefits comprise expenses incurred in the ordinary course of business, which are deemed to be taxable benefits on the individual and, as such, have been included in the table above. For Dr. Slaoui in 2014, this includes UK accommodation of $326,610.

(4)	Dr Moncef Slaoui was seconded to the UK in November 2010 in order to enable him to be closer to the Vaccines business as he assumed operational responsibility for that part of the Group. The secondment ended on 31 December 2013. In line with other senior GSK expatriates, he received appropriate assignment expenses, including accommodation, location allowance, relocation specific financial advice and tax equalisation.

No significant changes to the provision of benefits are proposed for 2015. For further details, please refer to the Policy report (see page 119).

98 GSK Annual Report 2014

Pay for performance (audited)

Annual bonus

The majority of the annual bonus opportunity is based on a formal review of performance against stretching financial targets. This outcome is then adjusted to reflect individual performance by applying an individual performance multiplier (IPM).

For the financial measures, the bonus threshold is 90% of target, with the maximum being payable for achievement of 110% of target. The bonus threshold of 90% reflects the stretching nature of the bonus targets.

The IPM is set by the Committee taking into account performance against individual objectives. The multiplier may be set between 0% and 150%. Generally, in a year when an Executive Director has performed strongly against all their objectives, it would be expected that they would receive an IPM towards the top of that range.

2014 performance against targets

For 2014, the annual bonus was based on the following financial performance measures and weightings.

	Core Group operating profit	Core Group PBIT	Vaccines performance	R&D value driver
Sir Andrew Witty	75%	25%	–	–
Simon Dingemans	75%	25%	–	–
Dr Moncef Slaoui	–	25%	25%	50%

As the actual financial targets are linked to the company’s financial and strategic plan, the Committee believes that the targets remain commercially sensitive. The specific 2014 targets are therefore not disclosed. However, the following illustrates the performance achieved in the year against the target for each of the four measures. Individual performance multipliers set for 2014 were also substantially lower than 2013.

Financial performance

Core Group operating profit and core Group profit before interest and tax

In the face of some major headwinds impacting the Group, the performance in 2014, both in terms of core Group operating profit and core Group profit before interest and tax was resilient. Strong sales performances were delivered in several important parts of the business, including Emerging Markets (+5%), Japan (+1%), ViiV Healthcare (+15%) and oncology (+33%). Europe, helped by the benefits of refocusing the commercial organisation, delivered another relatively stable performance despite ongoing government and competitive pressures. In addition, a tight rein on costs added to the delivery of incremental savings in 2014 from restructuring and structural initiatives (approximately £400 million), helped to offset a substantial portion of the impact from top line pressures while, importantly, protecting key investments required for the long-term success of the Group.

Vaccines performance and R&D value drivers

Targets for the year around pipeline growth and value were achieved.

This reflects four important approvals in 2014 (Incruse Ellipta and Arnuity Ellipta in respiratory, Triumeq in HIV and Tanzeum for Type 2 diabetes), two very important regulatory filings (Breo Ellipta for use in asthma in the US and mepolizumab, our first-in-class anti-IL5 treatment, for severe asthma, filed in the US and Europe) and the start of three major phase III programmes (our triple combination therapy for COPD, mepolizumab for COPD and losmapimod for Acute coronary syndrome). Global sales of vaccines were down 1% as several strong performances (Boostrix, Rotarix, Synflorix, Infanrix/Pediarix) offset most of the impact of the ongoing suspension of HPV vaccines in Japan, the return to the market of competing vaccines and supply constraints. The business also delivered exciting phase III data for the Group’s vaccine to prevent shingles and achieved major milestones in the programmes for Malaria and Ebola.

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Annual report on remuneration continued

The table below sets out the matters which the Committee considered in respect of the individual objectives set for each Executive Director.

Personal performance

Sir Andrew Witty

Sir Andrew’s bonus reflects financial performance, developments that offer the opportunity to positively re-shape the Group’s business and management’s response to issues and challenges faced in the course of the year. These included:

The Group’s financial performance and response to challenging trading conditions in the year, which included greater than expected contracting and competitive pressures to the US respiratory business, the launch of Lovaza generics and supply disruptions in Consumer Healthcare. Sales were down 3% to £23 billion and core EPS was down 1% CER to 95.4p, helped by delivery of cost and financial efficiencies.

Initiation of the innovative proposed three-part transaction with Novartis, which accelerates the Group’s strategy to re-shape its business and provide a better balance and broader range of growth drivers; synergy and operating leverage opportunities; further financial efficiencies and increased balance and sustainability of cash flow.

The commencement of a new restructuring programme to simplify GSK’s global Pharmaceuticals Business. Approximately £1 billion of annual cost savings are expected to be delivered over the next 3 years. £400 million of net incremental cost savings were delivered from existing restructuring programmes and structural savings in 2014.

The establishment of a new executive management structure to simplify the organisation and ensure focus across three core global businesses (Global Pharmaceuticals, Consumer Healthcare and Vaccines). The Group also continued to restructure its ways of working, with global roll-out of measures to modernise GSK’s commercial model and interaction with healthcare professionals.

Sustained delivery in R&D, with 16 approvals and 11 filings for key products in major markets in 2014, including continued build of new products in core pharmaceutical areas of respiratory and HIV. Sustained progress of assets in the advanced pipeline (7 advanced assets viewed with high potential: a closed triple combination in respiratory, Iosmapimod for acute coronary syndrome, mepolizumab for severe asthma and COPD, sirukumab for RA, a vaccine to prevent shingles, cabotegravir for HIV and ‘863 for anaemia).

Further strengthening of GSK’s business and contribution to public health in middle-income/developing countries. During the year, the company filed its candidate vaccine to prevent malaria, developed a candidate Ebola vaccine to help respond to the crisis in West Africa, launched a new long-term Africa strategy of investment and launched new pricing approaches for vaccines. GSK was placed 1st in the Access to Medicine Index for the fourth consecutive year.

The Group’s response to the China investigation, both in reform of its subsidiary business and implementation of steps to further strengthen ABAC monitoring, controls and procedures in other markets. The impact of the investigation was also considered in the evaluation of Sir Andrew’s remuneration in 2013.

Overall evaluation of Sir Andrew’s performance and leadership of the Group in 2014 led the Committee to award a bonus of £917,000 for 2014. This represents a reduction of £958,000 (51%) compared to the bonus award for 2013 (£1,875,000).

Simon Dingemans

GSK delivered core EPS down 1%, in line with the revised financial guidance provided in July 2014, while also protecting ongoing investments in new launches, additional manufacturing capabilities and capacity for the long-term success of the Group. Simon continued to drive operating and financial efficiencies and helped lead the planning for the new restructuring programme that is expected to deliver £1 billion of annual savings by 2017 and 50% in 2016. GSK was able to return £4.1 billion of cash to shareholders in 2014.

The roll out of GSK’s ERP system and the establishment of Core Business Services to bring together support functions in order to streamline and standardise functional support to the business has continued at a significant pace.

Dr Moncef Slaoui

Dr Moncef Slaoui delivered a year of good performance for R&D. The number of candidate selections, commit to medicines development and files approved were in line with or ahead of R&D’s fill and flow targets. First time in human submissions were slightly below target. New product sales were encouraging. Dr Slaoui transitioned leadership of R&D to Dr Vallance following a planned period of development. Under Dr Slaoui’s leadership, the Vaccines business delivered strong performance in 2014 in line with plan.

100 GSK Annual Report 2014

The following table shows actual bonuses earned compared to opportunity for 2014 and 2013.

		Bonus opportunity		Total bonus		Bonus paid
	Base salary £/$000	Target (% of salary)	Maximum (% of salary)	2014 (% of salary)	2013 (% of salary)	2014 £/$000	2013 £/$000
Sir Andrew Witty	£1,087	125%	200%	84%	177%	£917	£1,875
Simon Dingemans	£718	80%	180%	62%	127%	£446	£886
Dr Moncef Slaoui	$1,212	85%	200%	91%	167%	$1,108	$1,973

2015 operation of annual bonus plan

In line with the policy that performance measures should be based on relevant business unit performance and given the change to Dr Moncef Slaoui’s responsibilities during 2014, for 2015 Dr Slaoui’s financial performance measures and weightings will be as follows:

	Core Group operating profit	Core Group PBIT	Vaccines performance	R&D value driver
Dr Moncef Slaoui – 2015	–	25%	75%	–

No other changes are proposed to the operation of the annual bonus plan for 2015. Inevitably, targets linked directly to the financial and strategic plan are commercially sensitive and the Committee does not consider it appropriate to disclose annual bonus targets during the year. However, details of performance achieved will be disclosed in the 2015 Annual Report.

Long-term incentive plans (audited)

Deferred Annual Bonus Plan and matching awards

The levels of participation in respect of 2013 and 2014 for the Executive Directors are shown in the table below, together with the maximum matching awards granted in 2015 in respect of the deferrals of 2014 bonuses.

	2015 Matching award	% of total bonus deferred into shares or ADS
		2014	2013

Sir Andrew Witty	30,172 shares	50%	50%
Simon Dingemans	14,680 shares	50%	35%
Dr Moncef Slaoui	11,973 ADS	50%	50%

Vesting of matching awards with a performance period ended 31 December 2014 is shown on pages 113 and 114.

Performance conditions for matching awards made in 2015 under the Deferred Annual Bonus Plan (DABP) are the same as for the Performance Share Plan and are described on page 104.

Performance Share Plan

The table below shows Performance Share Plan (PSP) award levels for 2014 and 2015 for each Executive Director:

	2015 Award	2015 Award level as % of base salary	2014 Award level as % of base salary

Sir Andrew Witty	429,338 shares	600%	600%
Simon Dingemans	188,930 shares	400%	400%
Dr Moncef Slaoui	131,005 ADS	500%	500%

25% of Sir Andrew Witty’s 2014 PSP award is subject to a further two-year vesting period (five years in total). The PSP awards made to all of the Executive Directors in 2015 are subject to a three year performance period and a five year vesting period.

PSP and DABP matching awards are both subject to performance and continued employment.

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Annual report on remuneration continued

2012 awards with a performance period ended 31 December 2014 (audited)

The Committee reviewed the performance of the PSP and DABP matching awards granted to Executive Directors against targets set in 2012. The performance achieved in the three years to 31 December 2014 and the actual vesting levels are set out in the table below. The Committee previously provided estimates of vesting for 2012 awards in GSK’s 2012 and 2013 Annual Reports. Those estimates were based on performance achieved at that time and the following reflects performance achieved over the course of the whole performance period. No discretion was exercised in determining their vesting levels.

Due to commercial sensitivities, the targets for R&D new products and business diversification were not disclosed at the time of grant and the Committee committed to disclosing them at the time of vesting. These targets are shown in the table below.

Performance measures and relative weighting				Vesting
	Performance targets and performance achieved			% of maximum	% of award
Business diversification performance (25%)	The business diversification measure was based on an aggregate three-year revenue target for Vaccines, Consumer Healthcare, Dermatology and Emerging Markets, Asia Pacific and Japan. The vesting schedule is shown below. Aggregate sales for the period were £44.96 billion.			27%	6.75%

		Target	% vesting*
	Maximum	£51.23 billion	100%
		£49.74 billion	75%
		£47.26 billion	50%
	Threshold	£44.77 billion	25%
R&D new product performance (25%)	The R&D new product performance measure was based on an aggregate three-year revenue target for New Product sales. New Products are defined as products launched in the performance period and the two preceding years. Therefore products launched in the years 2010 to 2014 were included. The vesting schedule is shown below. Aggregate sales for the period were £6.33 billion.			27%	6.75%

		Target	% vesting*
	Maximum	£7.70 billion	100%
		£7.00 billion	75%
		£6.65 billion	50%
	Threshold	£6.30 billion	25%
Adjusted free cash flow performance (25%)	Adjusted free cash flow (AFCF) for the three years was £14.40 billion which, in line with the Committee’s agreed principles, included adjustments for a number of material distorting items, including legal settlements, exchange rate movements and special pension contributions.			0%	0%

The AFCF vesting schedule was disclosed at the time of grant. 25% (threshold) of the award vests for achieving AFCF of £17.30 billion, 50% for achieving £17.84 billion, 75% for achieving £19.62 billion and 100% (maximum) for achieving £20.52 billion, with straight-line vesting between these points.

Relative TSR performance (25%)	GSK’s TSR rank position was 10th in the comparator group of ten pharmaceutical companies (GSK and nine other companies). The vesting schedule and comparator group is as set out for the 2015 awards on page 104.			0%	0%
Total vesting in respect of 2014					13.5%

*	Straight-line vesting applies between these points.

Use of malus and clawback

The company’s policy on malus and clawback is set out in the 2014 Remuneration policy report on page 121.

The Committee has jurisdiction on malus and clawback in respect of the executives. The Recoupment Committee exercises this authority for the wider employee base. It is comprised of senior executives with relevant oversight and appropriate experience, including the Senior Vice President, Global Ethics and Compliance, and the Senior Vice President & General Counsel.

From 1 January 2015, in respect of each financial year, the Committee will disclose whether it (or the Recoupment Committee) has exercised clawback or malus.

Disclosure will only be made when the matter has been the subject of public reports of misconduct, where it has been fully resolved, where it is legally permissible to disclose and where it can be made without unduly prejudicing the company and therefore shareholders.

The Committee has determined that the release of some shares under the LTI plans may be delayed in the case of leavers, to reinforce the implementation of the malus and clawback policy. Also, in the case of deferred bonus awards under the DABP granted to executives who then retire or are made redundant, the vesting of those awards will normally be delayed so that they vest on their original timescales rather than vesting earlier at the end of the year in which the termination date falls.

102 GSK Annual Report 2014

Update on performance of ongoing awards

The Committee reviewed the performance of the PSP and DABP matching awards granted to Executive Directors in 2013 and 2014. The following tables provide an estimate of vesting to date taking into account performance to date. Actual vesting levels will only be determined based on performance over the full three-year performance periods. The indications below should therefore not be regarded as predictions of the final vesting levels. It is also noted that in relation to some measures, adjustments may be required following the close of the three-part transaction with Novartis, which is expected to complete during the week commencing 2 March 2015, to reflect the impact of the transaction on the business.

2013 awards with a performance period ending 31 December 2015

Performance measures and relative weighting	Performance update
Business diversification performance (25%)

Business diversification performance for the 2013 awards measures aggregate three-year sales across Vaccines, Consumer Healthcare and Emerging Markets, Asia Pacific and Japan. Threshold performance results in 25% vesting and maximum performance (114% of threshold) results in 100% vesting.

There were good sales for the two years for these business areas. Based on aggregate sales for the period and based on performance measure definitions, vesting is currently estimated to be between 25% and 50% of the maximum for this element.

R&D new product performance (25%)

R&D new product sales performance measures aggregate three-year sales for new products launched in the three-year performance period and preceding two years, i.e. 2011-2015. Threshold performance results in 25% vesting and maximum performance (122% of threshold) results in 100% vesting.

There were strong sales of new products in the two years. Based on aggregate sales of new products for the two years, and based on performance measure definitions, vesting is currently estimated to be between 75% and 100%.

Adjusted free cash flow performance (25%)

The AFCF vesting schedule for the 2013 awards was disclosed at the time of grant.

25% (threshold) of the award vests for achieving AFCF of £14.06 billion, 50% for achieving £14.49 billion, 75% for achieving £15.94 billion and 100% (maximum) for achieving £16.66 billion, with straight-line vesting between these points.

Based on AFCF for the two years, and on performance measure definitions, vesting is currently estimated to be below threshold.

Relative TSR performance (25%)

For the period 1 January 2013 to 31 December 2014, GSK’s TSR rank position was 10th in the comparator group of ten pharmaceutical companies (GSK and nine other companies). The vesting schedule and comparator group are as set out for the 2015 awards on page 104. If the ranking position remains at this level, vesting would be below threshold.

Current estimate of potential total vesting for 2013 awards	Between 25% and 50% vesting

2014 awards with a performance period ending 31 December 2016

Performance measures and relative weighting	Performance update
R&D new product performance (1/3rd)

R&D new product sales performance measures aggregate three-year sales for new products launched in the three-year performance period and preceding two years, i.e. 2012-16. Threshold performance results in 25% vesting and maximum performance (122% of threshold) results in 100% vesting.

There were strong sales of new products in the year. Based on aggregate sales of new products for the year, and based on performance measure definitions, performance is currently estimated to be above the maximum vesting level (i.e. 100%) for this element.

Adjusted free cash flow performance (1/3rd)

The adjusted free cash flow (AFCF) vesting schedule for the 2014 awards was disclosed at the time of grant.

25% (threshold) of the award vests for achieving AFCF of £13.68 billion, 50% for achieving £14.10 billion, 75% for achieving £15.51 billion and 100% (maximum) for achieving £16.22 billion, with straight-line vesting between these points.

Based on AFCF for the year, and on performance measure definitions, vesting is currently estimated to be below threshold.

Relative TSR performance (1/3rd)

For the period 1 January 2014 to 31 January 2014, GSK’s TSR rank position was 10th in the comparator group of ten pharmaceutical companies (GSK and nine other companies). The vesting schedule and comparator group are as set out for the 2015 awards on page 104. If the ranking position remains at this level, vesting would be below threshold.

Current estimate of potential total vesting for 2014 awards	Between 25% and 50% vesting

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Annual report on remuneration continued

Performance targets for 2015 awards

Inevitably, measures linked directly to strategy are commercially sensitive. In particular, the Committee does not consider it appropriate to disclose the targets for R&D new product performance at grant, as it may result in competitive harm. However, the targets will be disclosed in full in GSK’s 2017 Annual Report at the end of the performance period, together with details of the extent to which they have been met. The Committee will provide updates on estimated vesting against the targets during the performance period. The 2015 performance targets and vesting schedules are set out in the table below.

2015 awards with a performance period ending 31 December 2017

Performance measures and relative weighting	Link to strategy	Vesting schedule
R&D new product performance (1/3rd)

Recognises importance of R&D to future business growth.

Revenue target based on new product sales to incentivise better R&D performance. New products defined as products launched in the performance period and the two preceding years. Therefore, for the 2015-2017 performance period, products launched in the years 2013-2017 will be included in the measurement.

Aggregate three-year revenue target for 2015 awards for new product sales should reflect growth on historic performance of new product sales.

			Performance (% of threshold)	% vesting
		Maximum Threshold	122% 100%	100% 25%

Adjusted free cash flow performance (1/3rd)	Recognises importance of effective working capital and cash management.

The performance targets for this measure will be determined and communicated following the close and implementation of the three-part transaction with Novartis, which is expected to complete in the week commencing 2 March 2015. It is anticipated that these will be communicated by the end of July 2015.

Relative TSR performance (1/3rd)

Focuses on delivery of value to shareholders. Relative TSR using a comparator group comprising GSK and nine other global pharmaceutical companies.

Relative TSR is measured over three years, using a twelve-month averaging period. TSR is measured in local currency.

			TSR ranking within comparator group[1]	% vesting
		Maximum Threshold[2]	1st, 2nd, 3rd 4th 5th Median 6th to 10th	100% 72% 44% 30% 0%

[1] TSR comparator group: AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GSK, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings and Sanofi.

[2]  The vesting schedule is based on delivering 30% vesting for median performance. In a comparator group of ten companies, median falls between two companies. Threshold vesting is therefore for achieving above median performance.

104 GSK Annual Report 2014

Historical vesting for GSK’s LTIs

The following table shows historical vesting levels under the company’s long-term incentive plans (Deferred Annual Bonus Plan matching awards, Performance Share Plan and Share Option Plan) in respect of awards made to executives since 2004.

	Deferred Annual Bonus Plan		Performance Share Plan					Share Option Plan
Year of grant	Performance period	Total vesting %	Vesting under TSR %	Vesting under adjusted free cash flow %	Vesting under R&D new product %	Vesting under business diversification %	Total vesting %	Vesting under EPS %
2004	2005–2007	n/a	38.5	n/a	n/a	n/a	38.5	100
2006	2006–2008	n/a	0	n/a	n/a	n/a	0	50.7
2007	2007–2009	n/a	35	n/a	n/a	n/a	35	0
2008	2008–2010	n/a	35	n/a	n/a	n/a	35	0
2009	2009–2011/12	n/a	9	40	n/a	n/a	49	0
2010	2010–2012/13	30	9	16	n/a	n/a	25	n/a
2011	2011–2013	40	0	13	16	11	40	n/a
2012	2012–2014	13.5	0	0	6.75	6.75	13.5	n/a

For the DABP, the 2010 awards were subject wholly to TSR performance and from 2011 awards were subject to the same performance measures as PSP awards.

Other all-employee share plans

The Executive Directors participate in various all-employee share plans, including ShareSave and ShareReward.

The ShareSave Plan is an HM Revenue & Customs approved plan open to all UK employees. Participants may save up to £250 a month from their net salaries for a fixed term of three years and at the end of the savings period they have the option to buy GSK shares at a discount of up to 20% of the market price set at the launch of each savings contract. Sir Andrew Witty and Simon Dingemans each contribute £250 a month into the ShareSave Plan.

The ShareReward Plan is an HM Revenue & Customs approved plan open to all UK employees on the same terms. Participants contribute up to £125 a month from their gross salaries to purchase GSK shares and the company matches the number of GSK shares bought each month under this arrangement. Sir Andrew Witty and Simon Dingemans each contribute £125 a month to buy shares under the ShareReward Plan.

Dilution limits

All awards are made under plans which incorporate dilution limits consistent with the guidelines provided by the Investment Association (formerly provided by the Association of British Insurers). These limits are 10% in any rolling ten year period for all plans and 5% in any rolling ten year period for executive share plans. Estimated dilution from existing awards made over the last ten years up to 31 December 2014 is as follows:

Payments to past directors during 2014 (audited)

There were no payments to past directors during 2014.

Payments for loss of office during 2014 (audited)

There were no payments for loss of office to directors during 2014.

Share ownership requirements

To align the interests of executives with those of shareholders, executives are required to build up and maintain significant holdings of shares in GSK over time.

Executives are required to continue to satisfy these shareholding requirements for a minimum of 12 months following retirement from the company.

Current share ownership requirements (SOR) are set out in the table below:

Share ownership requirement

CEO	4x base salary
Other Executive Directors	3x base salary
Other CET members	2x base salary

Executive Directors’ shareholdings for the purpose of SOR as at 19 February 2015 and achievement of SOR, based upon an average share price for the 90 working days preceding that date, were as set out in the following table (audited):

	Holdings for SOR purposes as at

	19 February 2015	31 December 2013	Increase in shareholding %	Achievement of SOR %

Sir Andrew Witty	846,470	566,142	50%	279%
Simon Dingemans	187,722	84,872	121%	125%
Dr Moncef Slaoui	488,978	383,079	28%	300%

Any outstanding share awards still subject to performance criteria or continued employment are not included in the shareholdings for the purpose of SOR.

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Annual report on remuneration continued

Pension (audited)

The arrangements for the current Executive Directors are set out in the table below.

Pension arrangements
Sir Andrew Witty

Sir Andrew Witty is a member of the Glaxo Wellcome defined benefit pension plan with an accrual rate of 1/30th of final pensionable salary. This plan has been closed to new entrants since 2001. The section of the plan that Sir Andrew is a member of provides for a normal retirement age of 60 and a maximum pension value of 2/3rds of pensionable salary. Since 1 April 2013, pensionable earnings increases are limited to 2% per annum for all members, including Sir Andrew.

Simon Dingemans

Simon Dingemans is not a member of any GSK pension plan for pension contributions and instead receives a cash payment in lieu of pension of 20% of base salary in line with GSK’s defined contribution pension plan rates.

Simon Dingemans receives death in service and ill-health insurance that is provided as part of the pension plan. This has been included in his employee benefits on page 98.

Dr Moncef Slaoui

Dr Slaoui is a member of the US Cash Balance Pension Plan and the Supplemental Cash Balance Pension Plan which provides for an Executive Pension Credit. GSK makes annual contributions to Dr Slaoui’s pension plans of 38% of his base salary. The plans provide a cash sum at retirement and the fund increases at an interest rate set annually in advance, based on the 30 year US Treasury bond rate. The plan has no entitlement to a spouse’s pension or to pension increases.

Dr Slaoui was an active member of the Belgium AG Insurance (ex-Fortis) Plan until 31 May 2006 and has been a deferred member since. This plan is a defined benefit plan with a lump sum payable at a normal retirement age of 60. There are no further company contributions to this plan.

Dr Slaoui is also a member of the GSK 401(k) savings scheme open to all US employees and the Executive Supplemental Savings Plan (ESSP), a savings scheme open to executives to accrue benefits above US government limits imposed on the GSK 401(k) plan. Contributions to both plans are invested in a range of funds. The combined contribution rate under the plans is up to 6% (2% core contributions plus a match of up to 4%) of total base salary and bonus, less any bonus deferred under the Deferred Annual Bonus Plan.

The following table shows the breakdown of the pension values set out on page 97.

	Sir Andrew Witty		Simon Dingemans		Dr Moncef Slaoui
Pension remuneration values	2014 £000	2013 £000	2014 £000	2013 £000	2014 000	2013 000
UK defined benefit	703	739	–	–	–	–
US defined benefit	–	–	–	–	$157	–
Belgian defined benefit	–	–	–	–	€58	€101
Employer cash contributions	–	–	144	140	$131	$127
Member contributions to defined benefit plans	(32)	(32)	–	–	–	–
Total pension remuneration value	671	707	144	140	$365	$266

a)	The pension remuneration figures have been calculated in accordance with the methodology set out in the Remuneration Regulations. In calculating the defined benefit pension values for 2014, the difference between the accrued pension as at 31 December 2014 and the accrued pension as at 31 December 2013 increased by inflation (2.7% for UK defined benefit, 1.3% for US defined benefit, 1.3% for Belgium defined benefit) has been multiplied by 20. Where this results in a negative value, this has been deemed to be zero. In calculating total values, amounts have been translated from Euros into US dollars using an exchange rate of 1.33 for 2014 and 1.38 for 2013.

b)	For Sir Andrew, further details regarding the 2014 pension values are set out in the table below.

Sir Andrew Witty	Accrued pension as at 31 December 2014 (£ p.a.)	Accrued pension as at 31 December 2013 (£ p.a.)	Pension remuneration value for 2014 (£000)

UK – Funded	70,810	68,913	1
UK – Unfunded	613,521	563,193	702

Total	684,331	632,106	703

Sir Andrew joined GSK predecessor companies in 1991 and progressed through roles of increasing seniority within GSK until he was appointed CEO in May 2008. During this time, he built up pensionable service through the different tiers of the Glaxo Wellcome Pension Plan. His current pension entitlement is a product of his service and progression within GSK. Please note that the 2013 figures have had a small adjustment made to them, following a change to the inflationary measure used to value the Funded pension; the Total Pension number is unchanged.

c)	For Dr Moncef Slaoui, further details regarding the 2014 pension values are set out in the table below.

Dr Moncef Slaoui	Accrued pension as at 31 December 2014 (p.a.)	Accrued pension as at 31 December 2013 (p.a.)	Pension remuneration value for 2014 (000)

US – Funded	$12,310	$12,200	–
US – Unfunded	$337,157	$325,080	$157
Belgium – Funded	€88,000	€84,000	€58
US – 401(k) & ESSP	–	–	$131

Total			$365

Dr Slaoui joined GSK predecessor companies in 1988 and he progressed through a number of senior roles within GSK until he was appointed Chairman, Research & Development in June 2006 and then Chairman, Global Vaccines in October 2014. During this time, he has built up pensionable service in the Belgium AG Insurance (ex-Fortis) Plan and US Cash Balance Plan and Supplemental Pension Plan. Annual employer cash contributions were made to the 401(k) plan and Executive Supplemental Savings Plan (ESSP). His current pension entitlement is a product of his service and progression within GSK.

106 GSK Annual Report 2014

Performance graph and table

The following graph sets out the performance of the company relative to the FTSE 100 index, and to the pharmaceutical performance comparator group for the six-year period to 31 December 2014. The graph has been prepared in accordance with the Remuneration Regulations and is not an indication of the likely vesting of awards granted under any of the company’s incentive plans. These indices were selected for comparison purposes as they reflect both the index of which GSK is a constituent and the industry in which it operates.

Remuneration table

	2014 £000	2013 £000	2012 £000	2011 £000	2010 £000	2009 £000
CEO
(Sir Andrew Witty)
CEO single figure of remuneration	3,891	7,207	4,386	6,807	4,562	5,790
Annual bonus award(1) (% of maximum)	42%	88%	44%	100%	59%	100%
Vesting of LTI awards (% of maximum)	(7)13.5%	(6)31%	(5)24%	(4)70%	(3)35%	(2)35%

(1)	2009 and 2010 bonus amounts include amounts paid under the Operational Efficiency Bonus in place for those years. The overall maximum bonus receivable was subject to a limit of 200% of base salary.

(2)	In respect of the 2007 PSP award. Sir Andrew also had an outstanding award over 195,500 share options, granted in 2007, which lapsed in full. These have not been included in the total vesting percentage due to the distorting effect of aggregating conditional shares and share options.

(3)	In respect of the 2008 PSP award. Sir Andrew also had an outstanding award over 525,000 share options, granted in 2008, which lapsed in full. These have not been included in the total vesting percentage due to the distorting effect of aggregating conditional shares and share options.

(4)	In respect of the three-year element of the 2009 PSP award.

(5)	In respect of the four-year element of the 2009 PSP award, the three-year element of the 2010 PSP award and the 2010 DABP matching award.

(6)	In respect of the four-year element of the 2010 PSP award, the three-year element of the 2011 PSP award and the 2011 DABP matching award.

(7)	In respect of the 2012 PSP and DABP matching awards.

Percentage change in remuneration of CEO

		Sir Andrew Witty	UK Employees
	2014 £m	% change	% change
Salary	1,087	2.7%	2.5%
Benefits	70	5.5%	0%
Annual bonus	917	(51)%	(19)%

This reflects salary earned in, benefits received in and annual bonus earned in respect of 2014 compared with 2013. For the wider UK employee population, the salary increase includes the annual salary review as well as any additional changes in the year, e.g. on promotion. The 0% increase for benefits for UK employees reflects there being no change to benefits policies or levels during the year. It does not reflect any changes to the level of benefits an individual may have received as a result of a change in role, e.g. promotion. The UK population was considered to be the most relevant comparison as it most closely reflects the economic environment encountered by the CEO.

Relative importance of pay

The following table sets out the percentage changes in the Group’s dividends paid to shareholders, share buy-back and total employee pay.

	2014 £m	2013 £m	% change
Total employee pay	7,520	7,591	(2)%
Dividends	3,843	3,680	4.4%
Share buyback	238	1,504	(85)%

The figures in the table above are as set out on pages 139 and 153. Dividends declared in respect of 2014 were £3,865 million (2013: £3,754 million), i.e. an increase of 2.95%. In determining specific share repurchase levels, the company considers the development of free cash flow during the year. Given the impact of the sustained strength of Sterling on free cash flow, the company suspended its share repurchase programme during 2014. Following the completion of the three-part Novartis transaction, GSK intends to return to shareholders £4 billion of the net proceeds. The company does not expect to make any ordinary share repurchases in 2015.

Total employee pay is for all Group employees globally.

External appointments for Executive Directors

The Board encourages Executive Directors to hold one external directorship once they have become established in their role, to broaden their experience and development, and help increase the pool of Non-Executive Director candidates. Any outside appointments are considered by the Nominations Committee to ensure they would not cause a conflict of interest and are then approved by the Chairman on behalf of the Board. It is the company’s policy that remuneration earned from such appointments may be kept by the individual Executive Director.

During 2014, Dr Moncef Slaoui received $12,000 in relation to his membership of the Qatar Biomedical Research Institute Scientific Advisory Committee. He also earned a $400 honorarium for attending a board meeting of the Advisory Committee to the Director of National Institute of Health. There are no other external appointments for which he receives any remuneration. During 2014, Sir Andrew Witty and Simon Dingemans did not hold any external appointments for which they were remunerated.

GSK Annual Report 2014 107

Annual report on remuneration continued

The Remuneration Committee

Role of the Committee

The role of the Committee is to set the company’s remuneration policy so that GSK is able to recruit, retain and motivate its executives. The remuneration policy is regularly reviewed to ensure that it is consistent with the company’s scale and scope of operations, supports the business strategy and growth plans and helps drive the creation of shareholder value.

Terms of reference

The Committee’s full terms of reference are available on the company’s website. The terms of reference, which are reviewed at least annually, were last revised in December 2014 to reflect best practice and corporate governance developments.

Governance

The Board considers all of the members of the Committee to be independent Non-Executive Directors in accordance with the UK Corporate Governance Code, with the exception of Sir Christopher Gent, Chairman of the company, who was considered independent on appointment.

The Committee met six times in scheduled meetings during 2014, with each member attending as follows:

Members	Committee member since	Attendance at full meetings during 2014

Tom de Swaan	20 May 2009	6/6
Dr Stephanie Burns	1 May 2013	6/6
Sir Christopher Gent	1 January 2007	6/6
Judy Lewent	1 January 2013	6/6
Sir Deryck Maughan	1 July 2012	5/6
Hans Wijers	10 October 2013	6/6

Sir Deryck Maughan was unable to attend one Committee meeting due to prior business commitments. Urs Rohner was appointed to the Committee on 1 January 2015, so did not attend any meetings during 2014.

In addition to the six scheduled meetings, the Committee met on a quorate basis on four occasions to approve the formal grant of long-term incentive awards to employees below the Corporate Executive Team, Deferred Investment awards, Share Value Plan awards and materials for use at the annual investor meetings.

Committee meetings usually include a closed session, during which only members of the Committee are present. Other individuals may also be invited to attend Committee meetings during the year. Executives and other Committee attendees are not involved in any decisions, and are not present at any discussions regarding their own remuneration.

Other attendees at Committee meetings include:

Attendee	Regular attendee	Attends as required

CEO		✓
CFO		✓
Head of Human Resources		✓
Head of Reward		✓
Company Secretary – Secretary to the Committee	✓
Committee Adviser – Deloitte LLP	✓

Adviser to the Committee

The Committee has access to external advice as required. The Committee carried out a formal review of the independent advisers to the Committee in 2013. As a result of this review, the Committee reappointed Deloitte LLP to provide it with independent advice on executive remuneration. The Committee Chairman agrees the protocols under which Deloitte provides advice and the Committee is satisfied that the advice they have received from Deloitte has been objective and independent.

Deloitte is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK. The code of conduct can be found at www.remunerationconsultantsgroup.com.

Deloitte provided independent commentary on matters under consideration by the Committee and updates on market practice and legislative requirements. Deloitte’s fees for advice provided to the Committee in 2014 were £139,865. Fees were charged on a time and materials basis. Deloitte LLP also provided other consulting, tax and assurance services to GSK during the year. However, the Committee is satisfied that this does not compromise the independence of the advice they have received from Deloitte.

Towers Watson provided additional market data to the Committee.

Commitment to shareholders

The Committee engages in regular dialogue with shareholders and holds annual meetings with GSK’s largest investors to discuss and take feedback on its remuneration policy. In particular, the Committee discusses any significant changes to the policy or the measures used to assess performance.

Shareholder votes on remuneration matters

2014 AGM	Total votes cast (Billion)	Total votes for (%)	Total votes against (%)	Votes withheld (Million)

Remuneration report	3.4	98.5	1.5	171
Remuneration policy	3.5	97.4	2.6	100

108 GSK Annual Report 2014

Principal activities and matters addressed during 2014

The Committee’s principal activities and matters addressed during 2014 are set out below:

Remuneration
Month	Overall	Items specific to: Annual bonus	LTIs	Governance and other matters
January	¡ Approve executives’ 2014 remuneration, including salaries of CET members and executives’ 2014 LTI award levels ¡ Remuneration environment update	¡ Review and approve executives’ 2013 bonuses ¡ Set CEO 2014 bonus objectives		¡ Review draft 2013 Remuneration report, New Remuneration Policy Statement and shareholder feedback ¡ Private session for Committee members only

February

¡   Review LTI  performance  outcomes and  approve vesting of  outstanding 2010 LTI  awards (2010- 2013)  and 2011 LTI awards  (2011-2013)

¡   Approve LTI  measures  and targets  for 2014  awards  (2014-2016),  and  grant awards to  Executive Directors  and below

¡ Approve 2013 Remuneration report

March	¡ Remuneration environment update, including consideration of new reporting regulations	¡ Overview of bonuses for employees below CET		¡ Review shareholder feedback ¡ Set Committee’s agenda for 2014 ¡ Private session for Committee members only

July

¡   Update on new  remuneration reporting  regulations, including early  drafting for 2014  Remuneration report

¡   CET remuneration review

¡   Review of Executive  Directors’ pay  competitiveness

¡   Review of Chairman and  Deputy Chairman fees

			¡ Review of LTI design (performance measures, comparator group and time horizons) ¡ Grant interim 2014 LTI awards (below executives)	¡ Review AGM feedback and external environment ¡ Approve Committee evaluation process ¡ Review implications of three-part Novartis transaction ¡ Private session for Committee members only

September			¡ Grant interim 2014 Share Value Plan awards (below executives)

October	¡ Update on Remuneration report disclosures		¡ Update on LTI vesting for 2012 awards (2012-2014)	¡ Update on Remuneration report disclosures ¡ Agree key messages for annual investor meeting

November	¡ Draft messages and disclosures for 2014 performance pay
Annual meeting with investors
December

¡   Annual benchmarking and  competitiveness review

¡   Approve Executive  Directors’  salaries for 2015

¡   Consider CET  remuneration  changes

¡   Papers provided to the  Committee examining how  the equivalent  remuneration  elements  operate for  employees  below the CET

¡ Administrative changes to DABP

¡   Review feedback from  investor meetings

¡   Review findings from  Committee evaluation

¡   Review draft 2014  Remuneration report

¡   Update on implications  of three-part Novartis  transaction

¡   Corporate  Governance update

¡   Private session for  Committee members  only

GSK Annual Report 2014 109

Annual report on remuneration continued

Non-Executive Directors

Chairman and other Non-Executive Directors

The company aims to provide the Chairman and other Non-Executive Directors with fees that are competitive with those paid by other companies of equivalent size and complexity, subject to the limits contained in GSK’s Articles of Association.

Chairman’s fees

Sir Christopher Gent took up the role of Chairman in January 2005. The Chairman’s fees were last increased in January 2013 from £675,000 to £710,000. £250,000 (or approximately 35%) of Sir Christopher’s total fees for 2014 were delivered in shares, which are deferred until he steps down from the Board later in 2015.

Chairman Designate Sir Philip Hampton was appointed a Non-Executive Director with effect from 1 January 2015. Until he takes on the role of Deputy Chairman on 1 April 2015, he will receive the standard annual cash retainer for a Non-Executive Director of £85,000. When he becomes Deputy Chairman on 1 April 2015, he will receive fees of £350,000 per annum. On his appointment as Chairman from 1 September 2015 at the latest, he will receive fees of £700,000 per annum. He has elected to take 25% of his fees as GSK shares.

Non-Executive Director fees

Non-Executive Director fees were last increased in January 2013. There were no increases to the supplemental fees. A minimum of 25% of fees will continue to be delivered as shares deferred until the Non-Executive Director steps down from the Board.

The Non-Executive Directors’ fees applying since 1 January 2013 are set out below:

Per annum

Standard annual cash retainer fee	£85,000
Supplemental fees
Chairman of the Audit & Risk Committee	£80,000
Senior Independent Director and Scientific/Medical Experts	£30,000
Chairmen of the Remuneration and Corporate Responsibility Committees†	£20,000
Non-Executive Director undertaking intercontinental travel to meetings	£7,500 per meeting

†	Sir Christopher Gent is the Chairman of the Corporate Responsibility Committee, but does not receive the additional fee listed above.

Letters of appointment

The terms of engagement of the Non-Executive Directors are set out in letters of appointment which are available for inspection at the company’s registered office and at the AGM. For each Non-Executive Director, his or her initial appointment and any subsequent re-appointment are subject to election and, thereafter, periodic re-election by shareholders.

The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated.

The following table shows the date of the initial letter of appointment of each Non-Executive Director:

Non-Executive Director	Date of letter of appointment

Sir Christopher Gent	26 May 2004
Sir Philip Hampton	25 September 2014
Professor Sir Roy Anderson	28 September 2007
Dr Stephanie Burns	12 February 2007
Stacey Cartwright	3 March 2011
Lynn Elsenhans	3 May 2012
Judy Lewent	3 March 2011
Sir Deryck Maughan	26 May 2004
Dr Daniel Podolsky	3 July 2008
Urs Rohner	3 October 2014
Tom de Swaan	21 December 2005
Jing Ulrich	3 May 2012
Hans Wijers	29 January 2013

The table below (audited) sets out the value of fees and benefits received by the Non-Executive Directors in the form of cash and shares or ADS. Further details of the Non-Executive Directors’ share allocation plan are set out on page 117.

Non-Executive Directors’ emoluments (000) (audited)	2014				2013

	Fees				Fees

	Cash	Shares/ADS	Benefits	Total	Cash	Shares/ADS	Benefits	Total

Professor Sir Roy Anderson	£98	£32	£11	£141	£103	£34	£15	£152
Dr Stephanie Burns	$105	$105	$134	$344	$86	$86	$72	$244
Stacey Cartwright	£75	£25	£6	£106	£81	£27	£5	£113
Lynn Elsenhans	£13	£110	£90	£213	£11	£104	£71	£186
Sir Christopher Gent(c)	£460	£250	£67	£777	£540	£170	£40	£750
Judy Lewent	$255	$85	$262	$602	$235	$78	$124	$437
Sir Deryck Maughan	–	$247	$149	$396	–	$205	$114	$319
Dr Daniel Podolsky	$65	$194	$220	$479	$58	$175	$119	$352
Tom de Swaan	£84	£28	£30	£142	£90	£30	£38	£158
Jing Ulrich	$167	$56	$190	$413	$157	$52	$182	$391
Hans Wijers(d)	£75	£25	£19	£119	£53	£18	£11	£82
Sir Robert Wilson(d)	£22	£23	£10	£55	£88	£29	£16	£133
Sir Crispin Davis(d)	–	–	–	–	–	£44	£11	£55

a)	Benefits primarily consist of travel and subsistence costs incurred in the normal course of business, in relation to meetings on Board and Committee matters and other GSK-hosted events which are considered to be taxable. For overseas-based Non-Executive Directors, this includes travel to meetings in the UK.

b)	Non-Executive Directors fees that are paid other than in GBP are converted using an exchange rate that is set annually based on the average rate for the last quarter of the year prior to payment. The rate is reviewed if it moves significantly during the year.

c)	The amounts for benefits and total emoluments in respect of 2013 for Sir Christopher Gent have been restated, resulting in an increase of £16,000 over the amounts recorded in the 2013 Remuneration report.

d)	Sir Crispin Davis retired from the Board on 1 May 2013 and Hans Wijers joined the Board from 1 April 2013. Sir Robert Wilson retired from the Board on 7 May 2014.

110 GSK Annual Report 2014

Directors’ interests in shares (audited)

The following interests of the Directors of the company in office at 31 December 2014 and their connected persons are shown below.

				Total share plan interests as at 31 December 2014

	Total directors’ interests as at			Shares/ADS		Options

	19 February 2015	31 December 2014	1 January 2014	Unvested and not subject to performance	Unvested and subject to performance	Unvested and not subject to performance	Unvested and subject to performance	Vested but not exercised	Exercised in the year

Executive Directors
Shares
Sir Andrew Witty(b, c, d, f, g)	846,470	760,988	566,142	–	1,400,056	151,264	150,488	89,993	229,481
Simon Dingemans(b, c, d, f)	187,722	157,208	84,872	–	588,050	67,021	66,257	–	–
Dr Moncef Slaoui(g)	27,806	27,657	53,089	–	–	–	–	68,520	26,800
ADS
Dr Moncef Slaoui(c, d, e, h)	230,586	196,133	164,995	66,359	476,335	–	–	4,235	–
Non-Executive Directors
Shares(h)
Professor Sir Roy Anderson	20,424	20,424	17,254	20,424
Dr Stephanie Burns	44	44	44	–
Stacey Cartwright	6,286	6,286	4,367	6,165
Tom de Swaan	27,331	27,331	24,059	27,331
Sir Christopher Gent	132,575	132,575	109,404	132,575
Hans Wijers	2,852	2,852	1,113	2,852
ADS(h)
Dr Stephanie Burns	17,355	17,355	14,284	17,290
Lynn Elsenhans	9,657	9,657	5,620	8,657
Judy Lewent	15,332	15,332	13,200	5,166
Sir Deryck Maughan	43,537	43,537	36,198	43,537
Dr Daniel Podolsky	31,515	31,515	25,876	31,515
Jing Ulrich	3,056	3,056	1,809	2,718

a)	Unvested shares and ADS and unvested options held by Executive Directors which are not subject to performance reflect bonus deferrals under the DABP, ShareSave and Share Value Plan (SVP) awards.

b)	Total interests include shares purchased through the GlaxoSmithKline ShareReward Plan. During 2014, Sir Andrew Witty and Simon Dingemans were each awarded 99 shares under the plan. The balance of shares within the plan is as follows:

ShareReward Plan (Shares)	19 February 2015	31 December 2014	1 January 2014

Sir Andrew Witty	2,828	2,758	2,429
Simon Dingemans	882	837	604

Dr Moncef Slaoui is not eligible to participate in the ShareReward Plan.

c)	Total directors’ interests includes shares or ADS resulting from the deferral of bonus (and the subsequent re-investment of dividends) under the DABP. The totals shown in the table below include bonus deferrals, but exclude any unvested matching awards which are subject to ongoing performance criteria. The amounts represent the gross share and ADS balances prior to the sale of any shares or ADS to satisfy tax liabilities.

Deferred Annual Bonus Plan (Bonus deferrals)	19 February 2015	31 December 2014	1 January 2014

Sir Andrew Witty (Shares)	182,732	150,488	123,262
Simon Dingemans (Shares)	81,849	66,257	44,268
Dr Moncef Slaoui (ADS)	71,595	58,769	59,424

d)	Total directors’ interests at 19 February 2015 include any shares or ADS which vested due to performance under elements of the PSP (2012-2014 awards), less those sold to satisfy tax liabilities on the vested amounts (see pages 113 to 116 for further details).

e)	For Dr Moncef Slaoui, total interests include ADS purchased within the 401(k) Plan and the US Executive Supplemental Savings Plan (ESSP), and ADS awarded to Dr Slaoui’s connected person under the SVP. The relevant balances are as follows:

Dr Moncef Slaoui (ADS)	19 February 2015	31 December 2014	1 January 2014

US Retirement Savings Plans	13,340	13,045	10,241
Share Value Plan	5,290	7,590	7,740

As an Executive Director, Dr Moncef Slaoui is not eligible to receive awards under the SVP. The SVP awards shown above reflect the holdings of Dr Slaoui’s connected person, who is also an employee of GSK. The awards are subject to three-year vesting periods and vesting is contingent on continued employment within GSK. Any gains arising on vesting are not included in Dr Moncef Slaoui’s total remuneration figures. During the year, his connected person was granted 2,300 ADS on 24 September 2014 at a grant price of $47.03 (face value of $108,169). Dr Slaoui’s total interests in shares also include PSP awards held by his connected person. These awards are subject to performance criteria relevant to employees below the CET. As at 31 December 2014, his connected person held 6,218 ADS under the PSP, comprising awards made in 2012 (1,891 ADS), 2013 (2,214 ADS) and 2014 (2,113 ADS), all amounts including dividend re-investment.

GSK Annual Report 2014 111

Annual report on remuneration continued

ShareSave Plan
f)	For Sir Andrew Witty and Simon Dingemans, the unvested options not subject to performance include holdings of 776 and 764 respectively in the ShareSave Plan, in which they participate on the same terms as all other employees. No ShareSave awards were granted to Sir Andrew Witty during 2014. Simon Dingemans was granted 238 options under the plan on 29 October 2014. The remainder of unvested options not subject to performance relate to bonus deferrals structured as nil-cost options under the DABP.

Share Option Plan
g)	For the Executive Directors, the following table provides details of vested but unexercised options as at 31 December 2014 under the Share Option Plan (SOP). GSK granted options under this plan to Executive Directors on an annual basis until 2009.

				Number of shares under option

Date of grant	Lapse date	Exercise price	Sir Andrew Witty	Dr Moncef Slaoui

21.02.06	20.02.16	£14.68	89,993	68,520

			89,993	68,520

h)	The ADS vested but unexercised options totalling 4,235 for Dr Moncef Slaoui represents the ADS options held by Dr Moncef Slaoui’s connected person.

i)	The following table sets out details of options (including nil-cost options under the DABP) exercised during 2014 by Executive Directors. Simon Dingemans did not exercise any options during the year (his first nil-cost options under the DABP will become exercisable in 2015).

Type of award	Date of grant	Number of shares under option	Date of exercise	Grant price	Market price at exercise	Gain on exercise (£000)

Sir Andrew Witty
SOP	02.12.04	100,000	01.05.14	£11.23	£16.39	£516
SOP	02.12.04	77,500	23.10.14	£11.23	£13.85	£203
DABP – deferral	24.02.11	37,182	01.05.14	–	£16.27	£605
DABP – matching	24.02.11	14,799	01.05.14	–	£16.27	£241

		229,481				£1,565

Dr Moncef Slaoui
SOP	02.12.04	26,800	24.10.14	£11.23	£14.17	£79

In respect of options under the SOP and the ShareSave plans, the remuneration receivable by an Executive Director is calculated on the date that the options first vest. The remuneration is the difference between the amount the Executive Director is required to pay to buy the shares or ADS and the total value of the shares or ADS on the vesting date. If the Executive Director chooses not to exercise the options on the vesting date, any subsequent increase or decrease in the amount realised will be due to movements in the share or ADS price between the vesting date and the date of exercise. This increase or decrease in value is the result of an investment decision by the Executive Director and, as such, is not recorded as remuneration. No options vested for Executive Directors during 2014.

In respect of nil-cost options under the DABP, the bonus which is deferred by the Director is recorded as remuneration (under annual bonus) for the year to which it relates. The gain recorded on exercise of the nil-cost option comprises this remuneration, the total of the amounts received in re-invested dividends prior to vesting and the gains or losses resulting from movements in the share price between the dates of grant and exercise for the initial bonus amount deferred and the dates of dividend reinvestment and exercise for the re-invested dividends.

For the matching element of the DABP, the remuneration of the Director is recorded in the year that the performance criteria end and represents the number of vested shares multiplied by the price at vesting. The gain recorded on exercise of the nil-cost option comprises the total of this remuneration and the gain or loss resulting from the movement in the share price between vesting and exercise.

For Sir Andrew Witty:

¡	The total gain of £719,050 following the exercise of 177,500 options granted under the SOP comprises remuneration of £nil in respect of 2007 (the share options granted on 2 December 2004 were subject to performance criteria for a three year period ended 2007 and vested on 20 February 2008 with a vesting price of £11.23) and an investment gain of £719,050.

¡	The gain of £604,951 recorded following the exercise of the 37,182 nil-cost options relating to the deferral of bonus earned in respect of 2010 comprises remuneration of £376,668 recorded in 2010 as annual bonus and a net gain of £228,283 relating to the re-investment of dividends prior to vesting and movements in the share price between grant and dividend re-investment dates and the exercise date.

¡	The gain of £240,780 recorded following the exercise of the 14,799 nil-cost options relating to the DABP matching award comprises remuneration of £249,067 recorded in 2013 in relation to the DABP (see page 113) and an investment loss of £8,287 relating to the movement in the share price between the vesting and exercise dates.

For Dr Moncef Slaoui:

¡	The total gain of £78,792 following the exercise of 26,800 options granted under the SOP comprises remuneration of £45,828 in respect of 2007 (these options vested in 2007) and an investment gain of £32,964.

j)	For Non-Executive Directors, total interests include shares or ADS received as part or all of their fees under the Non-Executive Director Share Allocation Plan (see page 117 for further details and balances). Note that dividends received on shares or ADS under the plan during 2014 were converted into shares or ADS as at 31 December 2014.

112 GSK Annual Report 2014

Deferred Annual Bonus Plan matching awards

Deferred Annual Bonus Plan (DABP) matching awards are made annually to Executive Directors, based on the individual’s mandatory deferral and voluntary bonus deferral election. The company will match shares or ADS up to one-for-one depending on the company’s performance during a three-year performance period. Performance conditions and vesting levels are described on pages 102 to 104 of this report.

Awards to UK-based Executive Directors are made in the form of nil-cost options. Once an award vests, the UK-based Executive Director may choose to exercise the award at any time up to 10 years from the date of grant. Awards to US-based Executive Directors are made as conditional awards of ADS. The amount of remuneration receivable in respect of the matching shares or ADS is calculated using the share or ADS price on the date the relevant award vests. If the award vests after the date of the Remuneration report, the calculation is performed using the average share or ADS price over the last quarter of the financial year. If an Executive Director chooses not to exercise the nil-cost options on the vesting date, any subsequent increase or decrease in the amount realised will be due to movements in the share price between the vesting date and the date of exercise. This increase or decrease in value is the result of an investment decision and, as such, is not recorded as remuneration.

Dividends are reinvested on the nil-cost options or conditional awards of shares or ADS made to Executive Directors up to the date of vesting.

The following tables provide details for each Executive Director in respect of DABP matching awards. Market price at grant and at vesting represent the closing share prices on those dates.

Sir Andrew Witty – Shares					Performance period

	2011-2013	2012-2014	2013-2015	2014-2016	2015-2017

Market price at grant	£11.80	£14.12	£14.54	£16.43	£15.20
Unvested at 31 December 2013	36,746	54,266	32,250	–	–
Granted	–	–	–	57,060	–
Face value at grant (000)	–	–	–	£937	–
Dividends reinvested	436	2,879	1,711	2,322	–
Vested	(14,799)	–	–	–	–
Lapsed	(22,383)	–	–	–	–

Unvested at 31 December 2014	–	57,145	33,961	59,382	–

Granted		–	–	–	30,172
Face value at grant (000)		–	–	–	£459
Dividends reinvested		787	467	818	–
Vested*		–	–	–	–
Lapsed*		(50,111)	–	–	–

Unvested at 19 February 2015		7,821	34,428	60,200	30,172

Vested shares

Number of shares	14,799	7,821

Market price at vesting	£16.83	£14.14

Gain:	000	000

Remuneration for 2013	£249	–
Remuneration for 2014*	–	£111

*	Due to vest on 9 March 2014. An estimated vesting price of £14.14 has been used for calculating the remuneration for 2014. The actual vesting price will be reported in the 2015 Remuneration report.

GSK Annual Report 2014 113

Annual report on remuneration continued

Deferred Annual Bonus Plan matching awards continued

Simon Dingemans – Shares				Performance period

	2012-2014	2013-2015	2014-2016	2015-2017

Market price at grant	£14.12	£14.54	£16.43	£15.20
Unvested at 31 December 2013	32,056	12,212	–	–
Granted	–	–	18,876	–
Face value at grant (000)	–	–	£310	–
Dividends reinvested	1,699	647	767	–

Unvested at 31 December 2014	33,755	12,859	19,643	–

Granted	–	–	–	14,680
Face value at grant (000)	–	–	–	£223
Dividends reinvested	465	177	270	–
Vested*	–	–	–	–
Lapsed	(29,600)	–	–	–

Unvested at 19 February 2015	4,620	13,036	19,913	14,680

Vested shares

Number of shares	4,620
Market price at vesting	£14.14

Gain:	000
Remuneration for 2014*	£65

* Due to vest on 9 March 2014. An estimated vesting price of £14.14 has been used for calculating the remuneration for 2014. The actual vesting price will be reported in the 2015 Remuneration report.

Dr Moncef Slaoui – ADS					Performance period

	2011-2013	2012-2014	2013-2015	2014-2016	2015-2017

Market price at grant	$38.22	$44.68	$44.27	$54.17	$46.25
Unvested at 31 December 2013	21,596	21,393	16,435	–	–
Granted	–	–	–	18,214	–
Face value at grant (000)	–	–	–	$987	–
Dividends reinvested	252	1,125	865	737	–
Vested	(8,696)	–	–	–	–
Lapsed	(13,152)	–	–	–	–

Unvested at 31 December 2014	–	22,518	17,300	18,951	–

Granted		–	–	–	11,973
Face value at grant (000)		–	–	–	$554
Dividends reinvested		327	251	275	–
Vested*		–	–	–	–
Lapsed		(19,760)	–	–	–

Unvested at 19 February 2015		3,085	17,551	19,266	11,973

Vested ADS

Number of ADS	8,696	3,085
Market price at vesting	$55.75	$44.76

Gain:	000	000

Remuneration for 2013	$485	–
Remuneration for 2014*	–	$138

*	Due to vest on 9 March 2014. An estimated vesting price of $44.76 has been used for calculating the remuneration for 2014. The actual vesting price will be reported in the 2015 Remuneration report.

114 GSK Annual Report 2014

Performance Share Plan awards

Performance Share Plan (PSP) awards are made to Executive Directors on an annual basis. Under the terms of the PSP, the number of shares or ADS vesting is determined following the end of the relevant performance period and is dependent on GSK’s performance during that period. Performance conditions and vesting levels are described on pages 102 to 104.

Dividends are reinvested on the performance shares or ADS awarded to executives throughout the performance period and up to the date of vesting. At vesting, UK participants receive the relevant number of shares and US participants may defer receipt of all or part of their vested awards. The amount of remuneration receivable in respect of performance shares is calculated using the share or ADS price on the date the relevant PSP award vests.

The PSP awards made to Sir Andrew Witty in 2012, 2013 and 2014 have three year performance periods. However, the deeds of award specify that 25% of the awards will be subject to a further two year vesting period (five years in total). During this two year period, there are no additional performance criteria and the awards will only lapse if Sir Andrew is dismissed for cause. The remuneration in respect of these awards will therefore be considered to be realised in full following the determination by the Remuneration Committee of the vesting levels of the initial 75% of the awards (i.e. full remuneration will be recognised at the end of the three-year performance period). For the 2015 awards, the whole of the award made to each Executive Director has a three year performance period, but will vest after five years. During the final two years of the vesting period, the award for each Director will only lapse if he is dismissed for cause. The remuneration in respect of the awards will therefore be recognised at the end of the three year performance period (i.e. in the 2017 Remuneration report).

The following tables provide details for each Executive Director in respect of PSP awards. Market price at grant and at vesting represent the closing share prices on those dates.

Sir Andrew Witty – Shares						Performance period

	2010-2013	2011-2013	2012-2014	2013-2015	2014-2016	2015-2017

Market price at grant	£12.04	£11.78	£14.12	£14.54	£16.43	£15.20
Unvested at 31 December 2013	150,919	488,247	483,464	453,620	–	–
Granted	–	–	–	–	397,066	–
Face value at grant (000)	–	–	–	–	£6,524	–
Dividends reinvested	1,795	5,808	25,664	24,079	16,163	–
Vested	–	(196,634)	–	–	–	–
Lapsed	(152,714)	(297,421)	–	–	–	–

Unvested at 31 December 2014	–	–	509,128	477,699	413,229	–

Granted			–	–	–	429,338
Face value at grant (000)			–	–	–	£6,526
Dividends reinvested			6,777	6,359	5,500	–
Vested			(69,650)	–	–	–
Lapsed			(446,255)	–	–	–

Unvested at 19 February 2015			–	484,058	418,729	429,338

Vested shares:

Number of shares	–	196,634	69,650
Market price at vesting	£16.53	£16.53	£14.86

Gain:	000	000	000

Remuneration for 2013	–	£3,250	–
Remuneration for 2014	–	–	£1,035

GSK Annual Report 2014 115

Annual report on remuneration continued

Performance Share Plan awards continued

Simon Dingemans – Shares						Performance period

		2011-2013	2012-2014	2013-2015	2014-2016	2015-2017

Market price at grant		£11.78	£14.12	£14.54	£16.43	£15.20
Unvested at 31 December 2013		225,570	186,133	199,598	–	–
Granted		–	–	–	174,729	–
Face value at grant (000)		–	–	–	£2,871	–
Dividends reinvested		2,683	9,881	10,596	7,113	–
Vested		(90,845)	–	–	–	–
Lapsed		(137,408)	–	–	–	–

Unvested at 31 December 2014		–	196,014	210,194	181,842	–

Granted			–	–	–	188,930
Face value at grant (000)			–	–	–	£2,872
Dividends reinvested			2,609	2,798	2,420	–
Vested			(26,815)	–	–	–
Lapsed			(171,808)	–	–	–

Unvested at 19 February 2015			–	212,992	184,262	188,930

Vested shares:

Number of shares		90,845	26,815
Market price at vesting		£16.53	£14.86

Gain:		000	000

Remuneration for 2013		£1,502	–
Remuneration for 2014		–	£398

Dr Moncef Slaoui – ADS						Performance period

	2010-2013	2011-2013	2012-2014	2013-2015	2015-2017	2015-2017

Market price at grant	$37.32	$38.13	$44.68	$44.27	$54.17	$46.25
Unvested at 31 December 2013	47,483	169,742	141,799	138,315	–	–
Granted	–	–	–		111,851	–
Face value at grant (000)	–	–	–		$6,059	–
Dividends reinvested	554	1,979	7,503	7,319	4,561	–
Vested	–	(68,345)	–	–	–	–
Lapsed	(48,037)	(103,376)	–	–	–	–

Unvested at 31 December 2014	–	–	149,302	145,634	116,412	–

Granted			–	–	–	131,005
Face value at grant (000)			–	–	–	$6,059
Dividends reinvested			2,119	2,067	1,652	–
Vested			(20,443)	–	–	–
Lapsed			(130,978)	–	–	–

Unvested at 19 February 2015			–	147,701	118,064	131,005

Vested ADS

Number of ADS	–	68,345	20,443
Market price at vesting	$55.06	$55.06	$45.95

Gain:	000	000	000

Remuneration for 2013	–	$3,763	–
Remuneration for 2014	–	–	$939

116 GSK Annual Report 2014

Non-Executive Directors’ Share Allocation Plan

The table below sets out the accumulated number of shares or ADS held by the Non-Executive Directors as at 31 December 2013 and 2014 under the share allocation plan in relation to their fees received as Board members, together with movements in their accounts during the year.

		Number of shares or ADS

Share allocation plan for Non-Executive Directors	Footnote	31 December 2014	Paid out	Dividends reinvested	Allocated & elected	31 December 2013

Shares
Professor Sir Roy Anderson		20,424	–	1,003	2,167	17,254
Stacey Cartwright		6,165	–	256	1,663	4,246
Sir Christopher Gent		132,575	–	6,385	16,786	109,404
Tom de Swaan		27,331	–	1,390	1,882	24,059
Hans Wijers		2,852	–	76	1,663	1,113
Sir Robert Wilson	a	–	(26,151)	–	1,437	24,714

ADS
Dr Stephanie Burns		17,290	–	886	2,185	14,219
Lynn Elsenhans		8,657	–	308	3,729	4,620
Judy Lewent		5,166	–	209	1,757	3,200
Sir Deryck Maughan		43,537	–	2,255	5,084	36,198
Dr Daniel Podolsky		31,515	–	1,614	4,025	25,876
Jing Ulrich		2,718	–	98	1,149	1,471

a)	Sir Robert Wilson retired from the Board on 7 May 2014. He elected to receive his shares from the Non-Executive Directors’ Share Allocation Plan immediately upon retiring from the Board. Dividend entitlements in respect of the Q3 and Q4 2013 and the Q1 2014 dividends were paid in cash in accordance with the plan rules.

GSK Annual Report 2014 117

Annual report on remuneration continued

Directors and Senior Management

Further information is provided on compensation and interests of Directors and Senior Management as a group (‘the group’). For this purpose, the group is defined as the Non-Executive and Executive Directors, other members of the Corporate Executive Team and the Company Secretary. For the financial year 2014, the following table sets out aggregate remuneration for the group for the periods during which they served in that capacity.

Remuneration for 2014	(£)

Total compensation paid	18,507,965
Aggregate increase in accrued pension benefits (net of inflation)	67,434
Aggregate payments to defined contribution schemes	808,286

During 2014, members of the group were awarded shares and ADS under the company’s various share plans, as set out in the table below.

		Awards		Dividend reinvestment awards

Awarded during 2014	Shares	ADS	Shares	ADS

Deferred Annual Bonus Plan	156,848	36,024	20,417	5,730
Performance Share Plan	1,287,752	269,757	221,990	53,093
Deferred Investment Awards(a) (b)	199,482	–	8,190	–
Share Value Plan(b)	12,265	2,300	–	–

At 19 February 2015, the group had the following interests in shares and ADS of the company. Holdings issued under the various executive share plans are described in Note 42 to the financial statements, ‘Employee share schemes’ on page 200.

Interests at 19 February 2015	Shares	ADS		Notes

Owned	1,560,796	368,017
Unexercised options	490,740	40,115
Deferred Annual Bonus Plan	1,088,308	245,182
Performance Share Plan	4,557,469	830,845
Deferred Investment Awards	240,974	–		(a),(b)
Share Value Plan	30,246	11,030		(b)

a) Notional shares and ADS.

b) Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan.

Basis of preparation

The Remuneration report has been prepared in accordance with the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations). In accordance with the Regulations, the following parts of the Annual report on remuneration are subject to audit: total remuneration figures for Executive Directors, including further details for each element of remuneration (salary, benefits, annual bonus, long-term incentive awards and pension); Non-Executive Directors’ fees and emoluments received in the year; Directors’ interests in shares, including interests in GSK share plans; payments to past directors; payments for loss of office; and share ownership requirements and holdings, for which the opinion thereon is expressed on page 135. The remaining sections of the Remuneration report are not subject to audit nor are the pages referred to from within the audited sections.

The Remuneration report has been approved by the Board of Directors and signed on its behalf by

Tom de Swaan

Remuneration Committee Chairman

26 February 2015

118 GSK Annual Report 2014

2014 Remuneration policy report

The company’s Remuneration policy report was approved on 7 May 2014 at GSK’s Annual General Meeting and received an overwhelming vote in favour from shareholders. It will remain in place until another policy is presented to and approved by shareholders. No changes have been made to the policy, however, certain confirmatory statements on how we operate the policy have been made public which are described on pages 121 and 123 of this report. The Committee is satisfied that the refinements would not provide for any additional payments above that permitted by the approved policy, and are in line with best practice and in the interests of shareholders. A copy of the shareholder approved policy is available at www.gsk.com in the Investors section.

The total remuneration for each Executive Director comprises the following elements:

* The Committee may, in specific circumstances and in line with stated principles, apply clawback/malus as it determines appropriate.

Future policy table

The company’s Remuneration policy from 7 May 2014 in respect of each of the above elements is outlined in the table below.

Salary	Benefits	International assignment policy

Purpose and link to strategy

To provide a core reward for the role.

Set at a level appropriate to secure and retain high calibre individuals needed to deliver the Group’s strategic priorities.

Operation

Individual’s role, experience and performance and independently sourced data for relevant comparator groups considered when determining salary levels.

Salary increases typically take effect in the first quarter of each year.

Salaries are normally paid in the currency of the Executive Director’s home country.

Opportunity

There is no formal maximum limit, however, ordinarily, salary increases will be broadly in line with the average increases for the wider GSK workforce.

However, increases may be higher to reflect a change in the scope of the individual’s role, responsibilities or experience. Salary adjustments may also reflect wider market conditions in the geography in which the individual operates.

Salary levels for 2014 are set out on page 98 of the 2013 Annual Report.

Performance measures

The overall performance of the individual is a key consideration when determining salary increases.

Purpose and link to strategy

Levels are set to recruit and retain high calibre individuals to execute the business strategy.

Operation

Executive Directors are eligible to receive benefits in line with the policy for other employees which may vary by location. These include car allowances, healthcare, life assurance/death in service (where not provided as part of the individual’s pension arrangements), personal financial advice and contractual post-retirement benefits. Executive Directors are also eligible to participate in all-employee share schemes (eg ShareSave and ShareReward Plan), under which they are subject to the same terms as all other employees.

In order to recognise the high business and travel requirements of the role, Executive Directors are also entitled to car travel and may be accompanied by their spouse/partner on business trips. Other benefits include expenses incurred in the ordinary course of business, which are deemed to be taxable benefits on the individual.

Benefit provision is tailored to reflect market practice in the geography in which the Executive Director is based and different policies may apply if current or future Executive Directors are based in a different country.

Opportunity

There is no formal maximum limit as benefits costs can fluctuate depending on changes in provider cost and individual circumstances.

Details of current benefits and costs are set out in the Annual Report on Remuneration.

Performance measures

None

Purpose and link to strategy

GSK may require Executive Directors to relocate in order to meet business requirements.

Operation

In line with the policy for other employees, secondment and travel expenses are provided for executives on overseas placement to facilitate the relocation process and to provide a continued standard of living while on assignment.

International assignment allowances cover: relocation costs; accommodation based on size of family with appropriate security; location allowance; relocation-specific tax and financial advice; school fees; and tax equalisation.

Opportunity

Relocation benefits are dependent on a number of factors such as home and host country, family size and duration of the assignment.

It is therefore not possible to provide typical values or limits.

Performance measures

None

GSK Annual Report 2014 119

2014 Remuneration policy report continued

Pension

Purpose and link to strategy

Pension arrangements provide a competitive level of retirement income.

Operation

Pension arrangements are structured in accordance with the plans operated in the country in which the individual is likely to retire. Where the individual chooses not to become a member of the pension plan, cash in lieu of the relevant pension contribution is paid instead.

New Executive Directors in the UK will be entitled either to join the defined contribution pension plan or to receive a cash payment in lieu of pension contribution.

Where an individual is a member of a GSK legacy defined benefit plan, a defined contribution plan or an alternative pension plan arrangement and is subsequently appointed to the Board, he or she may remain a member of that plan.

Opportunity

Pension arrangements for existing Executive Directors are as follows:

Sir Andrew Witty is a member of the legacy Glaxo Wellcome defined benefit plan with an accrual rate of 1/30th of final pensionable salary per annum. From 1 April 2013, pensionable earnings increases are limited to 2% per annum for all members, including Sir Andrew Witty.

Simon Dingemans is not a member of any GSK pension plan for pension contributions and instead receives a cash payment of 20% of salary in lieu of pension contribution.

Dr Moncef Slaoui is a member of the US Cash Balance Pension Plans, the GSK 401(k) plan and the Executive Supplemental Savings Plan. He is also a deferred member of the Belgium Fortis Plan.

The policy for a new external recruit is:

UK:

					US: Eligible for the same benefits as other US senior executives:

					¡ Cash Balance Pension Plan and Supplemental Cash Balance Pension Plan, including Executive Pension Credit, provide maximum contribution of 38% of base salary across all pension plans.
					¡

GSK 401(k) plan (formerly the US Retirement Savings Plan) and the Executive Supplemental Savings Plan with core contributions of 2% of salary and bonus and matched contributions of 4% of salary and bonus.

					Global:
					¡ Eligible for appropriate equivalent arrangement not in excess of the US/UK arrangements.
	¡	20% of salary contribution to defined contribution plan and further 5% in matched contributions in line with the policy for other members of the plan; or			Performance measures None
	¡	20% of salary cash payment in lieu of pension contribution.
Annual bonus

Purpose and link to strategy

To incentivise and recognise execution of the business strategy on an annual basis.

Rewards the achievement of stretching annual financial and strategic business targets and delivery of personal objectives.

Operation

Financial, operational and business targets are set at the start of the year by the Committee and bonus levels are determined by the Committee based on performance against those targets.

Individual objectives are set at the start of the year by the Committee and performance against objectives is assessed by the Committee.

Executive Directors are required to defer 25% of any bonus earned into shares, or ADS as appropriate, for three years. They may defer up to an additional 25% of bonus earned, i.e. up to an overall maximum deferral of 50%. Deferred shares vest at the end of the three year performance period.

Deferred bonus shares are eligible for dividend equivalents up to the date of vesting.

The Committee may apply judgement in making appropriate adjustments to individual annual bonus amounts.

Clawback and/or malus provisions apply as described on page 119 of the 2013 Annual Report.

Opportunity

The threshold and maximum bonus opportunities for Executive Directors are as follows:

Performance measures

Based on financial targets and individual performance objectives.

25% based on core Group profit before interest and tax for all Executive Directors. For the CEO and CFO, the balance is based on core Group operating profit. For other Executive Directors, the balance is based on relevant business unit performance.

Individual performance objectives

A multiplier, based on the achievement of individual performance targets, is applied to the bonus awarded for performance against the financial or operational targets.

			Threshold bonus as a % of base salary	Maximum bonus as a % of base salary
		CEO	40	200
		CFO	26	180
		Chairman, Global R&D & Vaccines	27	200

120 GSK Annual Report 2014

Deferred Annual Bonus Plan (DABP) and Performance Share Plan (PSP)

Purpose and link to strategy	Opportunity		Performance measures

To incentivise and recognise delivery of the longer term business priorities, financial growth and increases in shareholder value compared to other pharmaceutical companies.

In addition, to provide alignment with shareholder interests, a retention element, to encourage long-term shareholding and discourage excessive risk taking.

Operation

DABP

Deferred shares may be matched subject to the achievement of performance conditions over three years. Matching awards may be conditional shares or nil-cost options and are eligible for dividend equivalents in respect of the performance period.

DABP

Maximum bonus deferral of 50% of annual bonus (25% mandatory and up to an additional 25% voluntary).

Maximum matching opportunity level is on a one share for one share basis subject to performance criteria over three years.

PSP

The normal maximum award limit is six times base salary per annum on the maximum initial value of performance shares that may be granted under the PSP to an individual in any one year.

The PSP rules allow for the Committee to make awards of more than 600% of salary in exceptional circumstances.

Three equally weighted performance measures:
			¡	R&D new product performance*
			¡	Adjusted free cash flow*
			¡	RelativeTSR†
			*	25% vests at threshold up to 100% for maximum performance
			†	Against comparator group currently comprising GSK and nine other global pharmaceutical companies, with 30% vesting at median, rising to 100% vesting for upper quartile performance.
For details of unvested 2012, 2013 and 2014 awards, see pages 102 and 103, and pages 112 to 114 of the 2013 Annual Report.
Current award levels for each of the Executive Directors are as follows:
PSP Conditional awards are made annually with vesting dependent on the achievement of performance conditions over three years. From 2015 awards onwards,		% of salary
	CEO	600
	CFO	400
	Chairman, Global R&D & Vaccines	500
vested awards must be held for a further two years, i.e. five years in total, prior to release. 25% of the CEO’s 2012, 2013 and 2014 PSP awards are subject to an additional two-year vesting period. Awards are eligible for dividend equivalents up to the date of vesting. Performance targets for the DABP and PSP are set at the start of each performance period.

A confirmatory statement was issued in April 2014 to state that the flexibility in exceptional circumstances, will only be used in relation to external recruits. Further details are set out in the approach to recruitment section below.

Clawback and/or malus provisions apply as described below.

Clawback and malus

With effect from the 2013 annual bonus (payable in 2014), Executive Directors are required to defer a minimum of 25% of their annual bonus into the DABP. In the event of a ‘triggering event’ (eg significant misconduct by way of violation of regulation, law, or a significant GSK policy, such as Code of Conduct) the company will have the ability to claw back up to three years’ annual and deferred bonuses as well as vested and unvested LTIs. A separate Recoupment Committee has been established to investigate relevant claims of misconduct.

Additionally, where there has been continuity of responsibility between initiation of an adverse event and its emergence as a problem, the adverse event should be taken into account in assessing annual bonus awards and LTI vesting levels in the year the problem is identified and for future periods. The Committee may make appropriate adjustments to individual annual bonuses as well as grant and vesting levels of LTI awards to reflect this.

GSK Annual Report 2014 121

2014 Remuneration policy report continued

Long-term incentive measures

The Committee has selected three equally weighted performance measures to focus Executive Directors’ long-term remuneration on the delivery of GSK’s key strategic priorities. From 2014, PSP and DABP awards made to Executive Directors are based on R&D new product performance, adjusted free cash flow and relative TSR.

In addition to setting robust targets, the Committee has implemented a number of safeguards to ensure the targets are met in a sustainable way and any performance reflects genuine achievement against targets and therefore represents the delivery of value for shareholders.

For each performance measure, the impact of any acquisition or divestment will be quantified and adjusted for after the event. Any major adjustment in the calculation of performance measures will be disclosed to shareholders on vesting. The principal safeguards are detailed under each measure below. The Chairman of the Audit & Risk Committee and other members, who are also members of the Remuneration Committee, provide input on the Audit & Risk Committee’s review of the Group’s performance and oversight of any risk factors relevant to remuneration decisions.

The rationale behind each performance measure and how it is calculated are as follows (for vesting schedules please see page 103 of the 2013 Annual Report on Remuneration):

Performance measure	Rationale	Calculation methodology
R&D new product performance

Recognises the importance of R&D to future business growth

One of the key indicators used to assess performance in the pharmaceutical industry is the strength of a company’s product pipeline. The R&D new product performance measure recognises the importance of R&D to future business growth and has been included as a measure in order to incentivise R&D performance and drive the development and sales of new products. The Committee believes that it is a robust and appropriate measure as it reflects actual delivery from the pipeline and launch excellence.

The target is based on sales of new products launched in the performance period and the preceding two years.

The aggregate three-year revenue target should reflect growth on historic performance.

Vesting may be reduced if insufficient progress has been made during the performance period towards GSK’s target return on R&D investment.

The Committee recognises that, from time to time, it may be appropriate for the company to respond to an emerging pandemic, as this supports GSK’s ethical responsibilities and values. The impact of such revenue will be included, unless the Committee considers that this did not add to shareholder value and provided that underlying performance was sufficiently positive.

Adjusted free cash flow performance

Recognises the importance of effective working capital and cash management

The use of cash flow as a performance measure is intended to recognise the importance of effective working capital management and of generating cash from assets for future value-creating investments and for returns to shareholders.

Aggregate three-year adjusted free cash flow target.

Adjustments may be made for materially distorting items which may include exchange rate movements, major legal and taxation settlements and special pension contributions.

Relative TSR performance

Focuses on delivery of value to shareholders

The Committee recognises that the delivery of value to shareholders is a key priority. Relative total shareholder return against a peer group of global pharmaceutical companies was selected in order to closely align the interests of Executive Directors with those of our investors.

The Committee regularly reviews the composition of the TSR comparator group.

Relative TSR is measured over three years, using a 12-month averaging period. TSR is measured in local currency.

122 GSK Annual Report 2014

Annual bonus measures

The annual bonus is designed to drive the achievement of GSK’s annual financial and strategic business targets and the delivery of personal objectives.

The majority of the annual bonus opportunity is based on a formal review of performance against stretching financial targets. This outcome is then adjusted to reflect individual performance by applying an individual performance multiplier. For reasons of commercial sensitivity, specific personal objectives are kept confidential.

Financial performance	Individual performance

The Committee believes that it is important for the majority of the CEO and the CFO’s financial targets to be based on core Group operating profit with a smaller element based on core Group profit before interest and tax to reflect their wider responsibility for driving profitable investments in associates and joint ventures.

Bonus measures for R&D employees, including Dr Moncef Slaoui, are linked to pipeline performance. A robust governance structure has been established to ensure that the bonus payable fairly reflects R&D productivity and performance.

To recognise Dr Moncef Slaoui’s current dual responsibility for Global R&D & Vaccines, an element of his bonus is currently based on Vaccines performance. Consistent with the other Executive Directors, an element of his bonus is also currently based on core Group profit before interest and tax.

CEO

Individual performance objectives for Sir Andrew Witty are set by the Board in January each year. The Board focuses on the strategic priorities that have been developed for the Group. Following the end of the financial year, the Board reviews his performance generally and against the set objectives to determine the appropriate bonus payable for his performance.

Other Executive Directors

The CEO sets individual objectives for the other Executive Directors in line with company strategy and makes recommendations to the Committee regarding their performance against those objectives at the end of the year. Those recommendations are then considered by the Committee before it determines the level of bonuses payable.

Approach to recruitment remuneration

The Committee determines the remuneration package of new Executive Directors on a case-by-case basis depending on the role, the market from which they will operate and their experience. Total remuneration levels will be set by reference to a relevant pay comparator group and, where appropriate, will allow for future development in the role.

It is expected that new Executive Directors will participate in short and long-term incentive plans on the same basis as existing directors. However, in exceptional circumstances, the Committee reserves the flexibility to set the incentive limit for a new Executive Director at up to an additional 50% of the existing limits.

The Committee retains this flexibility in recognition of the high levels of variable pay in GSK’s global pharmaceutical competitors. However, the Committee will only use this flexibility when it is considered to be in the best interests of the company and its investors.

A confirmatory statement was issued in April 2014 to state that the Committee ‘anticipates that the ability to grant awards under the PSP of more than six times salary in exceptional circumstances would only be used for the recruitment of an Executive Director from outside GSK’. The limit is as set out above (i.e. PSP awards of up to a maximum of nine times salary).

Pension arrangements for external appointments as an Executive Director will be as set out in the remuneration policy table on page 118 of the 2013 Annual Report.

Other benefits will be provided in line with the policy for existing Executive Directors.

Where required to meet business needs, relocation support will be provided in line with company policy.

For any internal appointments, entitlements under existing remuneration elements will continue, including pension entitlements and any outstanding awards. However, where not already the case, internal appointments will be required to move to Executive Director contractual terms, including termination provisions.

The Committee is mindful of the sensitivity relating to recruitment packages and, in particular, the ‘buying out’ of rights relating to previous employment and sign-on payments. It will therefore seek to minimise such arrangements. However, in certain circumstances, to enable the recruitment of exceptional talent, the Committee may determine that such arrangements are in the best interests of the company and its shareholders. Such arrangements will, where possible, be on a like-for-like basis with the forfeited awards. Arrangements will therefore vary depending on the plans and arrangements put in place by the previous employer and may be in the form of cash or shares and may or may not be subject to performance conditions. Explanations will be provided where payments are made either as compensation for previous remuneration forfeited or as a sign-on payment.

The remuneration arrangements for any newly appointed Executive Director will be disclosed as soon as practicable after the appointment.

The following policy and principles apply to the roles of Chairman and Non-Executive Director.

Chairman

Fees will be set at a level that is competitive with those paid by other companies of equivalent size and complexity. Fees will be paid partly in shares.

Non-Executive Directors

Fee levels for new Non-Executive Directors will be set on the same basis as for existing Non-Executive Directors of the company. Subject to local laws and regulations, fees will be paid partly in shares.

In the event of a Non-Executive Director with a different role and responsibilities being appointed, fee levels will be benchmarked and set by reference to comparable roles in companies of equivalent size and complexity.

GSK Annual Report 2014 123

2014 Remuneration policy report continued

Loss of office payment policy

The following table sets out the contractual framework for Executive Directors. The terms specifically relating to termination are set out in more detail below.

Policy
Duration of contracts	The company does not have a policy of fixed term contracts. Generally, contracts for new appointments will expire in line with the applicable policy on retirement age, which since 2009 has been 65.

Contracts for existing Executive Directors will expire on the dates shown on page 123 of the 2013 Annual Report.

Notice period	Notice period on termination by employing company or Executive Director is 12 calendar months.

Mitigation

The ability to impose a 12-month non-compete period (and a non-solicitation restriction) on an Executive Director is considered important by the company to have the ability to protect the Group’s intellectual property and staff. In light of this, the Committee believes that it would not be appropriate to provide for mitigation in the contracts.

Termination of employment

In the event that an Executive Director’s employment with the company terminates, the following policies and payments will apply.

Element of Remuneration	Loss of office payment policy
Termination payment

Termination by notice: 12 months annual salary payable on termination by the company (pro-rated where part of the notice period is worked). No termination payment is made in respect of any part of a notice period that extends beyond the contract expiry date.

A bonus element is not normally included in the termination payment. However, the terms of the contracts seek to balance commercial imperatives and best practice. If the company enforces the non-compete clause for the current CEO and Chairman, Global R&D and Vaccines, up to 12 months on-target bonus will be payable.

Redundancy: As above, for termination by notice. In the UK, only statutory redundancy pay will apply. In the US, general severance policy does not apply.

Retirement, death and ill-health, injury or disability: No termination payment.

LTI awards	PSP and DABP matching awards are governed by the Plan Rules as approved by shareholders.

Termination by notice: Unvested awards lapse.

Redundancy and retirement: Generally, awards vest over the original timescales, subject to the original performance conditions. Awards made in the last 12 months are forfeited.

Death and ill-health, injury or disability: Generally, awards will vest following the end of the financial year, normally taking into account performance to that date. Awards may be pro-rated for time.

In the event of a change of control, PSP and DABP matching awards will vest, taking into account performance to date and normally taking into account the proportion of the performance period that has elapsed. Alternatively, the awards may be exchanged for new awards.

Annual bonus	Termination by notice by individual: If an individual serves notice and the termination date falls before 31 December, the bonus is forfeited.

Termination by notice by the company, redundancy, retirement, death and ill-health, injury or disability: If the termination date falls during the financial year, eligible for pro-rated on-target bonus (if employed on 31 December, bonus payable based on actual results).

DABP deferred bonus awards	Termination by notice: Deferred shares vest in full on the date of termination.
Redundancy, retirement, death and ill-health, injury or disability: Generally, deferred shares vest in full at the end of the financial year in which the termination date falls.

Benefits	Generally, benefits will continue to apply until the termination date.

Termination by notice by the company and retirement (US executives): In line with the policy applicable to US senior executives, the Chairman, Global R&D & Vaccines may become eligible, at a future date, to receive continuing medical and dental insurance after termination/retirement.

Termination by mutual agreement: In certain circumstances it can be in the best interests of the company for the Board to manage proactively succession planning and the development of the senior talent pipeline. In such circumstances, the Board may therefore agree that an executive’s departure will be by mutual agreement. In order for this to apply, the Committee will need to be satisfied that the executive has demonstrated performance in line with expectations, where required they should have contributed to an orderly succession, and they should have completed at least 20 years’ service with the Group on the termination date. In the case of an Executive Director, they would then be treated as a ‘good leaver’ for the purposes of GSK’s long-term incentive plans. If the termination date falls during the financial year, they would be eligible for a pro-rated on-target bonus and if they are employed on 31 December, the bonus payable would be based on actual results. In the case of the CEO, as a member of the UK defined benefit pension scheme, his pension would then be payable from the later of his termination date and age 55 without actuarial reduction.

124 GSK Annual Report 2014

The Committee does not anticipate the exercise of discretion provided by the PSP and DABP plan rules in respect of termination payments. However, there may be unforeseen circumstances where this is in the best interests of the company and its shareholders. Where it is necessary to exercise discretion, explanations will be provided.

Where an Executive Director leaves the company, the Committee will carry out an assessment of the individual’s performance and conduct over the time in role. If it is determined that the individual’s performance or conduct was contrary to the legitimate expectations of the company, the Committee reserves the right to apply appropriate mechanisms such as ‘clawback’ (see page 119 of the 2013 Annual Report), or reduction or lapsing of outstanding incentive awards (‘malus’), to ensure that any termination payments are in the best interests of the company and its shareholders.

In the case of termination for cause, all payments and unvested awards are forfeited except shares deferred under the DABP (which vest in full on the date of termination) and accrued salary and expenses.

Service contracts

The table below sets out the relevant dates of the current Executive Directors’ service contracts, which are available for review at the company’s registered office during office hours.

	Date of contract	Effective date	Expiry date	Notes

Sir Andrew Witty	18.06.08	22.05.08	31.08.24	Contract amended on 04.02.10 to remove entitlement to bonus on termination

Simon Dingemans	08.09.10	04.01.11	30.04.28

Dr Moncef Slaoui	21.12.10	21.12.10	01.08.19	Contract replaced on 21.12.10, principally to remove entitlement to bonus on termination

Differences between remuneration policy for Executive Directors and other employees

When setting remuneration levels for the Executive Directors, the Committee considers the prevailing market conditions, the competitive environment (through comparison with the remuneration of executives at companies of similar size, complexity and international reach) and the positioning and relativities of pay and employment conditions across the broader GSK workforce.

In particular, the Committee considers the range of base salary rises for the workforces of those parts of GSK where the CEO, CFO and Chairman, Global R&D & Vaccines are employed. This is considered to be the most relevant comparison as these populations reflect most closely the economic environments encountered by the individuals.

The same principles apply to the remuneration policy for Executive Directors and other employees although the remuneration offered to Executive Directors under this policy has a stronger emphasis on performance-related pay than that offered to other employees of the Group.

¡	Salary and benefits (including pension) are tailored to the local market.

¡	The annual bonus plan applies to the wider employee population and is based on business and individual performance.

¡	A combination of performance-related and restricted share plans applies to the wider employee population.

¡	All-employee share plans are available to employees in the UK, including the HM Revenue & Customs approved UK ShareSave and ShareReward Plans.

The company conducts regular employee surveys which include feedback on remuneration matters.

In the wider organisation, we have aligned our performance and reward systems with our values and introduced a new performance system in 2014 that formally evaluates employees on both ‘what’ they need to do and ‘how’ they do it. Also, for our most senior people we dis-incentivise unethical working practices using a ‘clawback’ mechanism that allows us to recover performance-related pay.

GSK Annual Report 2014 125

2014 Remuneration policy report continued

Scenarios for future total remuneration

The charts opposite provide illustrations of the future total remuneration for each of the Executive Directors in respect of the remuneration opportunity granted to each of them in 2014 under the Policy. A range of potential outcomes is provided for each Executive Director and the underlying assumptions are set out below.

All scenarios:

¡	2014 base salary has been used.

¡	2013 benefits and pension figures have been used, i.e. based on actual amounts received in 2013 in respect of the ongoing policy.

¡	Each Executive Director is assumed to defer 50% of their annual bonus (the maximum permitted amount) and receive the corresponding matching award under the DABP (included within the value of LTI awards).

¡	The amounts shown under value of LTI awards for the DABP and PSP are based on the bonus opportunity and the relevant multiples of 2014 salary respectively. They do not include amounts in respect of dividends reinvested and do not factor in changes to share price over the vesting period.

Fixed:

¡	None of the pay for performance (annual bonus and LTI) would be payable.

Expected:

¡	For the annual bonus, it is assumed that target financial performance is achieved, and the performance of each Executive Director would result in an individual performance multiplier of 100% (i.e. no increase to the financial performance element of the bonus has been applied). This results in an assumed bonus of 125%, 80% and 85% of salary for Sir Andrew Witty, Simon Dingemans and Dr Moncef Slaoui respectively.

¡	For the LTI awards, threshold levels of vesting are assumed.

Maximum:

¡	It is assumed that the annual bonus would be payable at the maximum level and that the awards under the DABP and PSP would vest in full.

126 GSK Annual Report 2014

Non-Executive Director remuneration policy

Element	Purpose and link to strategy	Overview
Chairman’s fee	To provide an inclusive flat rate fee that is competitive with those paid by other companies of equivalent size and complexity subject to the limits contained in GSK’s Articles of Association.

There is no formal maximum, however, fees are reviewed annually and set by reference to a review of the Chairman’s performance and independently sourced market data.

The Remuneration Committee is responsible for evaluating and making recommendations to the Board on the fees payable to the Chairman. The Chairman does not participate in discussions in respect of his fees.

Fees can be paid in a combination of cash and/or GSK shares or ADS.

See further details of GSK’s Non-Executive Director’s share allocation plan below.

Basic fee

There is no formal maximum, however, fees are reviewed annually and set by reference to independently sourced market data.

The Chairman and CEO are responsible for evaluating and making recommendations to the Board on the fees payable to the company’s Non-Executive Directors.

A minimum of 25% is delivered in the form of GSK shares or ADS.

See further details of GSK’s Non-Executive Director’s share allocation plan below.

Supplemental fees	To provide additional compensation for Non-Executive Directors (excluding the Chairman) taking on additional Board responsibilities or undertaking intercontinental travel to meetings.	Additional fees for Committee Chairmen, intercontinental travel and the Senior Independent Director. Current fee levels are set out on page 109 of the 2013 Annual Report on Remuneration.
Benefits	To facilitate execution of responsibilities and duties required by the role.

Travel and subsistence costs for Non-Executive Directors are incurred in the normal course of business in relation to meetings on Board and Committee matters and other GSK-hosted events. For overseas-based Non-Executive Directors, this includes travel to meetings in the UK. Non-Executive Directors may from time to time be accompanied by their spouse or partner to these meetings or events. The costs associated with the above are all met by the company and in some instances, they are deemed to be taxable and therefore treated as benefits for the Non-Executive Director.

Non-Executive Directors’ share allocation plan	To enhance the link between directors and shareholders, GSK requires Non-Executive Directors to receive a significant part of their fees in the form of GSK shares or ADS.

At least 25% of the Non-Executive Directors’ total fees, excluding those of the Chairman, are paid in the form of GSK shares or ADS and allocated to a share or ADS account.

The Non-Executive Directors may also take the opportunity to invest part or all of the balance of their fees into the same share or ADS account.

The GSK shares or ADS which are notionally awarded to the Non-Executive Directors and allocated to their interest accounts are set out in the table on page 115 of the 2013 Annual Report and are included in the Directors’ interests table on page 110 of the 2013 Annual Report.

The accumulated balances of these GSK shares or ADS, together with the notional dividends accrued, are not paid out to Non-Executive Directors until they leave the Board. Upon leaving, the Non-Executive Directors will receive either the GSK shares or ADS, or a cash amount equivalent to the value of the GSK shares or ADS at the date of leaving, or date of payment if later.

Letter of appointment	Non-Executive Directors’ and the Chairman’s terms of engagement are set out in letters of appointment as set out in the table on page 109 of the 2013 Annual Report.

Non-Executive Directors will be subject to annual election or re-election and will normally serve no longer than nine years from the date of first election by shareholders at a general meeting.

The Chairman will be subject to annual appointment by shareholders and may serve longer than nine years from the date of first election by shareholders at a general meeting.

GSK Annual Report 2014 127

2014 Remuneration policy report continued

Operation and scope of Remuneration policy

The current Remuneration policy (the Policy) is set out on pages 117 to 125 of the 2013 Annual Report and it is intended that the Policy for GSK’s Executive and Non-Executive Directors will apply from the close of the company’s Annual General Meeting on 7 May 2014 after it has been submitted by the Committee for approval by shareholders. The Committee currently intends to operate in accordance with this Policy prior to the Annual General Meeting, with the exception of the additional two-year holding period for Performance Share Plan awards which will apply to awards made in 2015 onwards.

The Committee has written this Policy principally in relation to the remuneration arrangements for the CEO, CFO and Chairman, Global R&D & Vaccines whilst taking into account the possible recruitment of a replacement or an additional Executive Director during the operation of this Policy. The Committee intends this Policy to operate for the period set out above in its entirety. However, it may after due consideration, seek to change the Policy during this period, but only if it believes it is appropriate to do so for the long-term success of the company, after consultation with shareholders and having sought shareholder approval at a general meeting.

In drafting this Policy, the Committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the Policy set out above where the terms of the payment were agreed (i) before the policy came into effect or (ii) at a time when the relevant individual was not a director of the company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a director of the company. For these purposes “payments” includes the Committee satisfying awards of variable remuneration. In relation to an award over shares, the terms of the payment are “agreed” at the time the award is granted.

The Committee may also make minor amendments to the Policy set out in this report (for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation) without obtaining shareholder approval for such amendments.

Statement of consideration of shareholder views

The Committee engages in regular dialogue with shareholders and holds annual meetings with GSK’s largest investors to discuss and take feedback on its remuneration policy and governance matters.

The annual meetings were held in November 2013, at which Tom de Swaan, Committee Chairman, shared updates on remuneration matters in the last 12 months and proposals for 2014 onwards. In particular this covered the changes to performance conditions applying to long-term incentives, the introduction of an additional two-year holding period for performance share awards (i.e. five years in total) which will apply to Executive Directors for awards made in 2015 onwards and policies that are now required to be disclosed in the Remuneration Policy Report.

128 GSK Annual Report 2014

Financial statements

GSK Annual Report 2014 129

Directors’ statement of responsibilities

The Directors are responsible for preparing the Annual Report, the Remuneration report and the Group financial statements in accordance with applicable law and regulations.

UK company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. In preparing the Group financial statements, the Directors have also elected to comply with IFRS, as issued by the International Accounting Standards Board (IASB). Under company law the Directors must not approve the Group financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.

In preparing those financial statements, the Directors are required to:

¡	select suitable accounting policies and then apply them consistently;

¡	make judgements and accounting estimates that are reasonable and prudent;

¡	state that the Group financial statements comply with IFRS as adopted by the European Union and IFRS as issued by the IASB, subject to any material departures disclosed and explained in the Group financial statements;

¡	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Group financial statements and the Remuneration report comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Group financial statements for the year ended 31 December 2014, comprising principal statements and supporting notes, are set out in ‘Financial statements’ on pages 136 to 210 of this report. The responsibilities of the auditors in relation to the Group financial statements are set out in the Independent Auditors’ report on pages 131 to 135.

The Group financial statements for the year ended 31 December 2014 are included in the Annual Report, which is published in printed form and made available on our website. The Directors are responsible for the maintenance and integrity of the Annual Report on our website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Each of the current Directors, whose names and functions are listed in the Corporate Governance section of the Annual Report 2014 confirms that, to the best of his or her knowledge:

¡	the Group financial statements, which have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and

¡	the Strategic Report and risk sections of the Annual Report include a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Disclosure of information to auditors

The Directors in office at the date of this Annual Report have each confirmed that:

¡	so far as he or she is aware, there is no relevant audit information of which the company’s auditors are unaware; and

¡	he or she has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Going concern basis

Pages 48 to 70 contain information on the performance of the Group, its financial position, cash flows, net debt position and borrowing facilities. Further information, including Treasury risk management policies, exposures to market and credit risk and hedging activities, is given in Note 41 to the financial statements, ‘Financial instruments and related disclosures’. After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Internal control

The Board, through the Audit & Risk Committee, has reviewed the assessment of risks and the internal control framework that operates in GSK and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this Annual Report and up to the date of its approval by the Board of Directors.

The UK Corporate Governance Code

The Board considers that GlaxoSmithKline plc applies the principles and provisions of the UK Corporate Governance Code maintained by the Financial Reporting Council, as described in the Corporate Governance section on pages 78 to 95, and has complied with its provisions. The Board further considers that the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy.

As required by the Financial Conduct Authority’s Listing Rules, the auditors have considered the Directors’ statement of compliance in relation to those points of the UK Corporate Governance Code which are specified for their review.

Annual Report

The Annual Report for the year ended 31 December 2014, comprising the Report of the Directors, the Remuneration report, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent

Chairman

26 February 2015

130 GSK Annual Report 2014

Independent Auditors’ report to the members of GlaxoSmithKline plc

Report on the Group financial statements

Our opinion

In our opinion, the Group financial statements defined below:

¡	give a true and fair view of the state of the Group’s affairs at 31 December 2014 and of its profit and cash flows for the year then ended;

¡	have been properly prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as adopted by the European Union; and

¡	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in Note 1 to the Group financial statements, in addition to applying IFRSs as adopted by the European Union, the Group has also applied IFRSs as issued by the International Accounting Standards Board ( the ‘IASB’).

In our opinion, the Group financial statements comply with IFRSs as issued by the IASB.

What we have audited

GlaxoSmithKline plc’s Group financial statements comprise:

¡	the consolidated balance sheet at 31 December 2014;

¡	the consolidated income statement and statement of comprehensive income for the year then ended;

¡	the consolidated statement of changes in equity for the year then ended;

¡	the consolidated cash flow statement for the year then ended; and

¡	the notes to the consolidated financial statements, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in the preparation of the Group financial statements comprises applicable law and IFRSs as adopted by the European Union.

Our audit approach

Overview:

Materiality

¡	Overall group materiality: £215 million which represents 4% of profit before tax, adding back certain non-recurring items.

Audit scope

¡	Our audit included full scope audits of 24 reporting components with specific audit procedures performed at a further 32 reporting components.

¡	Taken together, the components at which audit work was performed accounted for 68% of consolidated revenue and 74% of consolidated profit before tax and covered all components that individually contributed more than 2% of revenue and profit before tax.

Areas of focus

¡	Rebates, discounts, allowances and returns in the US Pharmaceuticals and Vaccines business

¡	Transformation of the Group’s finance processes

¡	Potential implications of alleged illegal acts

¡	Litigation

¡	Carrying value of goodwill and intangible assets

¡	Uncertain tax positions

The scope of our audit and our areas of focus

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) (‘ISAs (UK & Ireland)’).

We designed our audit by determining materiality and assessing the risks of material misstatement in the Group financial statements. In particular, we looked at where the Directors made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the Directors that represented a risk of material misstatement due to fraud.

The risks of material misstatement that had the greatest effect on our audit, including the allocation of our resources and effort, are identified as areas of focus in the table below. We have also set out how we tailored our audit to address these specific areas in order to provide an opinion on the Group financial statements as a whole. Any comments we make on the results of our procedures should be read in this context. For each area of focus below, where appropriate, we evaluated the design and tested the operating effectiveness of key internal controls over financial reporting, including testing the operation of IT systems from which financial information is generated. This is not a complete list of all risks identified by our audit.

GSK Annual Report 2014 131

Independent Auditors’ report continued

Area of focus	How our audit addressed the area of focus

Rebates, discounts, allowances and returns in the US Pharmaceuticals and Vaccines business

Refer to Note 3 in the Group financial statements

The Group makes sales to various customers in the US that fall under certain commercial and government mandated contracts and reimbursement arrangements, of which the most significant are Medicaid and Medicare. The Group also provides a right of return to its customers for certain products.

These arrangements result in deductions to gross sales in arriving at turnover and give rise to obligations for the Group to provide customers with rebates, discounts, allowances and the right of return, which for unsettled amounts are recognised as an accrual.

We focused on this area because rebates, discounts, allowances and returns arrangements are complex and because establishing an appropriate accrual requires significant judgement and estimation by the Directors. The Directors have determined an accrual of £1.3 billion to be necessary at 31 December 2014.

We obtained management’s calculations for accruals under applicable schemes and validated the assumptions used by reference to the Group’s stated commercial policies, the terms of the applicable contracts, third party data related to patient enrolment in US government funded benefit schemes and historical levels of product returns.

We compared the assumptions to contracted prices, historical rebates, discounts, allowances and returns levels (where relevant) and to current payment trends. We also considered the historical accuracy of the Group’s estimates in previous years, including an evaluation of releases of accruals in 2014 following payments or settlements with US state authorities.

We formed an independent expectation of the largest elements of the accrual at 31 December 2014 using third party data and compared this expectation to the actual accrual recognised by the Group. In undertaking this work, we considered the impact of the decrease in revenue for certain respiratory products, principally Advair, and relevant changes in pricing and billing arrangements in 2015 with commercial and government healthcare providers.

Based on the procedures performed, we did not identify any material differences between our independent expectations and the accrual.

Transformation of the Group’s finance processes

The Group continues to rationalise and simplify its finance processes including the roll-out of an enterprise-wide resource planning system (ERP) through Core Business Services. In addition, financial transaction processes have continued to migrate to third party business process outsourcing locations (BPOs) and related accounting services have been centralised at in-house business service centres (BSCs).

These changes represent a financial reporting risk while migrations are happening as controls and processes that have been established and embedded over a number of years are updated and migrated into the new ERP environment. There is an increased risk of breakdown in internal financial controls during the transition and an increased risk of inaccurate or incomplete migration of financial data, which would in turn increase risk of material misstatements in the Group financial statements.

We centrally managed the work performed by component audit teams at BPOs and BSCs, which consisted of controls and substantive testing, and conducted oversight visits to all of the BSC and BPO sites in Group audit scope (namely India, Malaysia, the US and the UK) to direct the work performed.

We evaluated the design and tested the operating effectiveness of key automated and manual controls both before and after the migration to the centralised processing environment, including IT general controls and controls in respect of data migration between ERP systems. We also substantively tested the accuracy and completeness of data migration into the new ERP along with the controls over this process and we did not note any significant exceptions.

Potential implications of alleged illegal acts

Refer to Notes 3 and 45 in the Group financial statements

We incorporated this risk as an area of focus in our 2013 audit as a result of allegations of illegal acts carried out by the Group’s Chinese Pharmaceuticals business. In addition, the Group is conducting investigations in a number of other markets. The Group has continued to co-operate with enquiries by the Department of Justice (‘DoJ’) in the US and by the Serious Fraud Office (‘SFO’) in the UK. The SFO announced in 2014 that it had commenced a criminal investigation into the Group’s commercial practices. In addition, the Group announced in 2014 that it had paid a £301 million fine to the Chinese government in connection with these allegations.

We focused on the following risks, which might have a material impact on the Group financial statements:

¡   That illegal acts similar to those previously alleged in China have occurred elsewhere in the Group; and

¡   That further fines and penalties might be forthcoming in

respect of ongoing investigations into the Group’s

commercial practices that could give rise to the need for

additional provisions or asset impairments outside of China.

We inspected the ruling from the Changsha Intermediate People’s Court in Hunan Province, China in respect of the allegations of bribery in China. We validated that the amounts paid in the final settlement of this liability were consistent with the ruling.

Using our specialist forensic knowledge, we independently assessed the scope and findings of the investigative work performed by the Group’s external legal counsel in respect of the allegations in China. We considered the output of this assessment in determining our audit approach. We met with the component audit team in Shanghai, China to understand and evaluate the steps taken by the Group to address the allegations.

We met with the Directors, management, in-house legal counsel and the Group’s external advisors to assess the risk of occurrence of similar acts outside of China, the status of ongoing investigations and the potential for further fines and penalties. This included understanding and evaluating the Group’s internal investigations processes, which consider risks and allegations reported through various channels including whistle-blowing hotlines. We also evaluated the enhancements and changes that have been made to other control processes and business practices since 2013.

To supplement these centralised procedures, we selected 15 territories (including certain markets not otherwise included in Group audit scope) where the country-specific risk of corruption and bribery was deemed high. For these territories, we obtained specific reporting from the component audit teams to provide us with evidence that each had appropriately designed and performed audit procedures to address the audit risk that the Group financial statements might be materially misstated due to the potential financial impact of illegal acts.

We discussed the status of investigations opened by the DoJ and SFO with the Audit & Risk Committee, the Board of Directors, management and in-house general counsel. In addition, we engaged directly with the Group’s external advisors to corroborate our understanding. We were satisfied with the Group’s provisioning decisions at 31 December 2014 and with the adequacy of disclosures given the status of these investigations.

132 GSK Annual Report 2014

Area of focus	How our audit addressed the area of focus

Litigation

Refer to Notes 3 and 45 in the Group financial statements

The pharmaceuticals industry is heavily regulated which increases inherent litigation risk. The Group is engaged in a number of legal actions, including product liability, anti-trust and related private litigation, of which the most significant are disclosed in Note 45.

We focused on this area as the eventual outcome of claims is uncertain and the positions taken by the Directors are based on the application of material judgement and estimation. Accordingly, unexpected adverse outcomes could significantly impact the Group’s reported profit and balance sheet position.

At 31 December 2014, the Group held provisions of £520 million in respect of legal actions.

We discussed the status of significant known actual and potential litigation with in-house legal counsel. We obtained and substantively tested evidence to support the decisions and rationale for provisions held or decisions not to recognise provisions, including correspondence with legal counsel and other counter-parties to litigation. We also monitored and considered external information sources to identify potential legal actions.

We developed an independent expectation of the litigation provisions based on product litigation history and other available evidence to challenge the valuation and completeness of the provisions recognised by the Group. We obtained confirmations from external legal counsel to confirm our understanding of settled and outstanding litigation and asserted claims. We evaluated significant adjustments to legal reserves recorded during the year to determine if they were indicative of management bias.

As disclosed in Note 45 to the Group financial statements, the eventual outcome of legal proceedings is dependent on the outcome of future events and therefore the position taken by the Group is inherently judgemental. We found that in the context of the Group financial statements taken as a whole the judgements made by management were reasonable and the disclosures made in respect of these provisions and contingent liabilities were appropriate.

Carrying value of goodwill and intangible assets

Refer to Notes 18 and 19 in the Group financial statements

The Group has £7.8 billion of intangible assets, including significant licenses, patents and acquired brands, and £3.6 billion of goodwill at 31 December 2014. The Group recognised impairments of intangible assets totalling £157 million during the year.

We have focused on acquired intangible assets, as these are the most significant individually and in aggregate, and a number have indefinite lives. The Group has also recognised goodwill from a number of acquisitions.

The carrying values of goodwill and intangible assets are contingent on future cash flows and there is risk that if these cash flows do not meet the Group’s expectations that the assets will be impaired. The impairment reviews performed by the Group contain a number of significant judgements and estimates including revenue growth, the success of new product launches, profit margins, cash conversion and discount rate. Changes in these assumptions might lead to a change in the carrying value of intangible assets and goodwill. The risk is greater for the US and Emerging Markets Pharmaceuticals and Vaccines cash generating units (‘CGUs’) where valuation headroom compared to carrying value is lower than in previous years.

Leveraging our specialist valuations knowledge, we obtained the Group’s impairment analyses and tested the reasonableness of key assumptions, including profit and cash flow growth, terminal values, the impact of the expiry of patents, potential product obsolescence and the selection of discount rates. We challenged management to substantiate its assumptions, including comparing relevant assumptions to industry and economic forecasts.

We interrogated the integrity of supporting calculations and we corroborated certain information with third party sources, including expectations of performance of certain assets and components of the business.

We obtained and evaluated management’s sensitivity analyses to ascertain the impact of reasonably possible changes and we performed our own independent sensitivity calculations to quantify the downside changes to management’s models required to result in impairment, focusing in particular on Emerging Markets which is more sensitive to change than the other CGUs.

As a result of our work, we determined that the quantum of impairment recognised in 2014 was appropriate. For those intangible assets, including goodwill, where management determined that no impairment was required, we found that these judgements were supported by reasonable assumptions that would require significant downside changes before any additional material impairment was necessary.

Uncertain tax positions

Refer to Note 14 in the Group financial statements

The Group operates in a complex multinational tax environment and there are open tax and transfer pricing matters with UK and overseas tax authorities. In addition, from time to time the Group enters into transactions with complicated accounting and tax consequences. Judgement is required in assessing the level of provisions required in respect of uncertain tax positions. At 31 December 2014, the Group has recognised provisions for uncertain tax provisions, offset by current tax assets, included within the current tax payable of £945 million (2013 – £1,452 million).

Using our specialist UK, US, international tax and transfer pricing knowledge, we evaluated and challenged management’s judgements in respect of estimates of tax exposures and contingencies in order to assess the adequacy of the Group’s tax provisions. This includes obtaining and evaluating certain third party tax opinions that the Group has obtained to assess the appropriateness of any assumptions used, including in respect of steps taken in advance of the proposed three-part transaction with Novartis AG.

In understanding and evaluating management’s judgements, we considered the status of recent and current tax authority audits and enquiries, the outturn of previous claims, judgemental positions taken in tax returns and current year estimates and developments in the tax environment.

From the evidence obtained, we considered the level of provisioning to be acceptable in the context of the Group financial statements taken as a whole. However, we noted that the assumptions and judgements that are required to formulate the provisions mean that the range of possible outturns is broad.

GSK Annual Report 2014 133

Independent Auditors’ report continued

How we tailored the audit scope

In identifying these areas of focus, we tailored the scope of our audit to ensure that we performed sufficient work to be able to give an opinion on the Group financial statements as a whole, taking into account the geographic structure of the Group, the accounting processes and controls and the industry in which the Group operates.

The Group financial statements are a consolidation of over 400 reporting units, each of which is considered to be a component. We identified 24 reporting component units that, in our view, required an audit of their complete financial information due to their size or risk characteristics. Specific audit procedures over significant balances and transactions were performed at a further 32 reporting component units to give appropriate coverage of all material balances. Where these reporting units are supported by shared financial service centres, these centres were also included in Group audit scope. None of the reporting units not included in our Group audit scope individually contributed more than 2% to consolidated revenue or profit before tax.

Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those reporting component units. As a result, eight overseas components were visited by senior members of the Group audit team, including all of the Group’s significant components in the US (which are visited at least annually) alongside Belgium, China, France, Germany and Italy. In addition, each of the five shared service centres supporting reporting components in Group audit scope was visited. For those components in Group audit scope where a site visit was not undertaken, our involvement included review of component auditor work papers and attendance at certain component audit clearance meetings.

Further specific audit procedures over central functions, the Group consolidation and areas of significant judgement (including taxation, goodwill, intangible assets, treasury, post-retirement benefits, litigation and the elimination of unrealised intercompany profit in inventory) were directly led by the Group audit team.

Taken together, the territories and functions where we performed our audit work accounted for 68% of consolidated revenue and 74% of consolidated profit before tax. This was before considering the contribution to our audit evidence from performing audit work at the divisional and Group levels, including testing of monitoring controls and disaggregated analytical review procedures, which covers a significant portion of the Group’s smaller and lower risk components that were not directly included in our Group audit scope. In addition, we obtained audit evidence over certain out-of-scope components through the procedures we undertook at the Group’s shared service centres, encompassing BPOs and BSCs, and over centralised IT infrastructure where these processes are standardised.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and on the Group financial statements as a whole.

Based on our professional judgement, we determined materiality for the Group financial statements as a whole as follows:

Overall group materiality	£215 million (2013 – £332 million)
How we determined it

4% of profit before tax (£2,968 million) adding back non-recurring items including the remeasurement charge for the Shionogi-ViiV Healthcare contingent consideration (£768 million), major restructuring costs (£755 million), legal costs including the fine paid in China (£548 million), items of income and expense relating to major acquisition and disposal activity (net £8 million), incremental costs of the change in timing of recognition of the US Branded Prescription Drug Fee (£115 million) and impairment of intangible assets (£157 million).

Rationale for benchmark applied

The Group’s principal measure of earnings comprises core results, which adds back to statutory results a number of items of income and expenditure including those detailed above. Management uses this measure as it believes that it eliminates the volatility inherent in one-off items. We have taken this measure into account in determining our materiality, except that we have not adjusted profit before tax to add back amortisation of intangible assets and certain other smaller non-core items as in our view these are recurring items which do not introduce volatility to the Group’s earnings. Materiality is lower than last year primarily due to the effect of lower profitability in 2014.

We agreed with the Audit & Risk Committee that we would report to it misstatements above £10 million (2013 – £10 million) identified during our audit as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

Going concern

Under the Listing Rules, we are required to review the Directors’ statement, set out on page 130, in relation to going concern. We have nothing to report having performed our review.

As noted in the Directors’ statement, the Directors have concluded that it is appropriate to prepare the Group financial statements using the going concern basis of accounting. The going concern basis presumes that the Group has adequate resources to remain in operation, and that the Directors intend for it to do so, for at least one year from the date the Group financial statements are signed. As part of our audit, we have concluded that the Directors’ use of the going concern basis is appropriate.

However, because not all future events or conditions can be predicted, these statements are not a guarantee of the Group’s ability to continue as a going concern.

Other required reporting

Consistency of other information

Companies Act 2006 opinions

In our opinion:

¡	the information given in the Strategic Report and the Directors’ Report for the financial year for which the Group financial statements are prepared is consistent with the Group financial statements; and

¡	the information given in the Corporate Governance Statement set out on pages 78 to 95 with respect to internal control and risk management systems and about share capital structures is consistent with the Group financial statements.

134 GSK Annual Report 2014

ISAs (UK & Ireland) reporting
¡	information in the Annual Report is:	We have no exceptions to report arising from this responsibility
- materially inconsistent with the information in the audited Group financial statements; or
- apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Group acquired in the course of performing our audit; or
- otherwise misleading
¡

the statement given by the Directors on page 130 in accordance with provision C.1.1 of the UK Corporate Governance Code (the “Code”) that they consider the Annual Report taken as a whole to be fair, balanced and understandable and provides the information necessary for members to assess the Group’s performance, business model and strategy is materially inconsistent with our knowledge of the Group acquired in the course of performing our audit.

We have no exceptions to report arising from this responsibility
¡

the section of the Annual Report on page 86, as required by provision C.3.8 of the Code, describing the work of the Audit & Risk Committee does not appropriately address matters communicated by us to the Audit & Risk Committee.

We have no exceptions to report arising from this responsibility

Adequacy of information and explanations received

Under the Companies Act 2006, we are required to report to you if, in our opinion, we have not received all the information and explanations we require for our audit. We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006, we are required to report to you if, in our opinion, certain disclosures of Directors’ remuneration specified by law have not been made. We have no exceptions to report arising from this responsibility.

Corporate governance statement

Under the Listing Rules, we are required to review the part of the Corporate Governance Statement relating to the parent company’s compliance with 10 provisions of the UK Corporate Governance Code. We have nothing to report having performed our review.

Under the Companies Act 2006, we are required to report to you if, in our opinion, a Corporate Governance Statement has not been prepared by the parent company. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the Directors

As explained more fully in the Directors’ statement of responsibilities set out on page 130, the Directors are responsible for the preparation of the Group financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the Group financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

An audit involves obtaining evidence about the amounts and disclosures in the Group financial statements sufficient to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

¡	whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed;
¡	the reasonableness of significant accounting estimates made by the Directors; and

¡	the overall presentation of the Group financial statements.

We primarily focus our work in these areas by assessing the Directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the Group financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited Group financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies, we consider the implications for our report.

Other matters

We have reported separately on the parent company financial statements of GlaxoSmithKline plc for the year ended 31 December 2014 and on the information in the Directors’ Remuneration Report that is described as having been audited.

The company has passed a resolution in accordance with section 506 of the Companies Act 2006 that the senior statutory auditor’s name should not be stated.

PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

26 February 2015

Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Group financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

GSK Annual Report 2014 135

Financial statements

Consolidated income statement

for the year ended 31 December 2014

Notes	2014 £m	2013 £m	2012 £m

Turnover	6	23,006	26,505	26,431
Cost of sales	(7,323)	(8,585)	(7,925)

Gross profit	15,683	17,920	18,506
Selling, general and administration	(8,246)	(8,480)	(8,789)
Research and development	(3,450)	(3,923)	(3,979)
Royalty income	310	387	306
Other operating income	7	(700)	1,124	1,256

Operating profit	8	3,597	7,028	7,300

Finance income	11	68	61	79
Finance expense	12	(727)	(767)	(808)
Profit on disposal of interest in associates	–	282	–
Share of after tax profits of associates and joint ventures	13	30	43	29

Profit before taxation	2,968	6,647	6,600

Taxation	14	(137)	(1,019)	(1,922)

Profit after taxation for the year	2,831	5,628	4,678

Profit attributable to non-controlling interests	75	192	179
Profit attributable to shareholders	2,756	5,436	4,499

2,831	5,628	4,678

Basic earnings per share (pence)	15	57.3	p	112.5	p	91.6p
Diluted earnings per share (pence)	15	56.7	p	110.5	p	90.2p

Consolidated statement of comprehensive income for the year ended 31 December 2014

2014 £m	2013 £m	2012 £m

Profit for the year	2,831	5,628	4,678

Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	34	(497)	(255)	(226)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	34	(219)	–	–
Deferred tax on exchange movements	(2)	–	–
Fair value movements on available-for-sale investments	29	367	77
Deferred tax on fair value movements on available-for-sale investments	(78)	(29)	(10)
Reclassification of fair value movements on available-for-sale investments	(155)	(38)	(19)
Deferred tax reversed on reclassification of available-for-sale investments	58	7	10
Fair value movements on cash flow hedges	5	(9)	(6)
Deferred tax on fair value movements on cash flow hedges	(1)	1	–
Reclassification of cash flow hedges to income statement	(5)	2	2
Share of other comprehensive income of associates and joint ventures	18	15	30

(847)	61	(142)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	16	(35)	(30)
Remeasurement (losses)/gains on defined benefit plans	(1,181)	847	(685)
Deferred tax on actuarial movements in defined benefit plans	262	(286)	193

(903)	526	(522)

Other comprehensive (expense)/income for the year	34	(1,750)	587	(664)

Total comprehensive income for the year	1,081	6,215	4,014

Total comprehensive income for the year attributable to:
Shareholders	990	6,058	3,865
Non-controlling interests	91	157	149

Total comprehensive income for the year	1,081	6,215	4,014

136 GSK Annual Report 2014

Consolidated balance sheet

as at 31 December 2014

	Notes	2014 £m	2013 £m

Non-current assets
Property, plant and equipment	17	9,052	8,872
Goodwill	18	3,724	4,205
Other intangible assets	19	8,320	9,283
Investments in associates and joint ventures	20	340	323
Other investments	21	1,114	1,202
Deferred tax assets	14	2,688	2,084
Derivative financial instruments	41	–	1
Other non-current assets	22	735	889

Total non-current assets		25,973	26,859

Current assets
Inventories	23	4,231	3,900
Current tax recoverable	14	138	129
Trade and other receivables	24	4,600	5,442
Derivative financial instruments	41	146	155
Liquid investments	32	69	66
Cash and cash equivalents	25	4,338	5,534
Assets held for sale	26	1,156	1

Total current assets		14,678	15,227

Total assets		40,651	42,086

Current liabilities
Short-term borrowings	32	(2,943)	(2,789)
Trade and other payables	27	(7,958)	(8,317)
Derivative financial instruments	41	(404)	(127)
Current tax payable	14	(945)	(1,452)
Short-term provisions	29	(1,045)	(992)

Total current liabilities		(13,295)	(13,677)

Non-current liabilities
Long-term borrowings	32	(15,841)	(15,456)
Deferred tax liabilities	14	(445)	(693)
Pensions and other post-employment benefits	28	(3,179)	(2,189)
Other provisions	29	(545)	(552)
Derivative financial instruments	41	(9)	(3)
Other non-current liabilities	30	(2,401)	(1,704)

Total non-current liabilities		(22,420)	(20,597)

Total liabilities		(35,715)	(34,274)

Net assets		4,936	7,812

Equity
Share capital	33	1,339	1,336
Share premium account	33	2,759	2,595
Retained earnings	34	(2,074)	913
Other reserves	34	2,239	2,153

Shareholders’ equity		4,263	6,997

Non-controlling interests		673	815

Total equity		4,936	7,812

The financial statements on pages 136 to 210 were approved by the Board on 26 February 2015 and signed on its behalf by

Sir Christopher Gent

Chairman

GSK Annual Report 2014 137

Financial statements continued

Consolidated statement of changes in equity

for the year ended 31 December 2014

	Shareholders’ equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Total £m	Non- controlling interests £m	Total equity £m

At 1 January 2012	1,387	1,673	3,357	1,602	8,019	795	8,814
Profit for the year	–	–	4,499	–	4,499	179	4,678
Other comprehensive (expense)/income for the year	–	–	(665)	31	(634)	(30)	(664)

Total comprehensive income for the year	–	–	3,834	31	3,865	149	4,014

Distributions to non-controlling interests	–	–	–	–	–	(171)	(171)
Dividends to shareholders	–	–	(3,814)	–	(3,814)	–	(3,814)
Changes in non-controlling interests	–	–	(382)	–	(382)	164	(218)
Forward contract relating to non-controlling interest	–	–	–	8	8	–	8
Ordinary Shares issued	7	349	–	–	356	–	356
Ordinary Shares purchased and cancelled or held as Treasury shares	(45)	–	(2,493)	45	(2,493)	–	(2,493)
Ordinary Shares acquired by ESOP Trusts	–	–	–	(37)	(37)	–	(37)
Ordinary Shares transferred by ESOP Trusts	–	–	–	58	58	–	58
Write-down of shares held by ESOP Trusts	–	–	(80)	80	–	–	–
Share-based incentive plans	–	–	211	–	211	–	211
Tax on share-based incentive plans	–	–	9	–	9	–	9

At 31 December 2012	1,349	2,022	642	1,787	5,800	937	6,737
Profit for the year	–	–	5,436	–	5,436	192	5,628
Other comprehensive income/(expense) for the year	–	–	316	306	622	(35)	587

Total comprehensive income for the year	–	–	5,752	306	6,058	157	6,215

Distributions to non-controlling interests	–	–	–	–	–	(238)	(238)
Dividends to shareholders	–	–	(3,680)	–	(3,680)	–	(3,680)
Changes in non-controlling interests	–	–	(584)	–	(584)	(41)	(625)
Ordinary Shares issued	12	573	–	–	585	–	585
Ordinary Shares purchased and cancelled or held as Treasury shares	(25)	–	(1,504)	25	(1,504)	–	(1,504)
Ordinary Shares acquired by ESOP Trusts	–	–	–	(45)	(45)	–	(45)
Write-down of shares held by ESOP Trusts	–	–	(80)	80	–	–	–
Share-based incentive plans	–	–	294	–	294	–	294
Tax on share-based incentive plans	–	–	73	–	73	–	73

At 31 December 2013	1,336	2,595	913	2,153	6,997	815	7,812
Profit for the year	–	–	2,756	–	2,756	75	2,831
Other comprehensive (expense)/income for the year	–	–	(1,626)	(140)	(1,766)	16	(1,750)

Total comprehensive income/(expense) for the year	–	–	1,130	(140)	990	91	1,081

Distributions to non-controlling interests	–	–	–	–	–	(205)	(205)
Dividends to shareholders	–	–	(3,843)	–	(3,843)	–	(3,843)
Changes in non-controlling interests	–	–	(58)	–	(58)	(28)	(86)
Forward contract relating to non-controlling interest	–	–	–	21	21	–	21
Ordinary Shares issued	3	164	–	–	167	–	167
Ordinary Shares purchased and cancelled or held as Treasury shares	–	–	(238)	–	(238)	–	(238)
Ordinary Shares acquired by ESOP Trusts	–	–	150	(245)	(95)	–	(95)
Write-down of shares held by ESOP Trusts	–	–	(450)	450	–	–	–
Share-based incentive plans	–	–	326	–	326	–	326
Tax on share-based incentive plans	–	–	(4)	–	(4)	–	(4)

At 31 December 2014	1,339	2,759	(2,074)	2,239	4,263	673	4,936

138 GSK Annual Report 2014

Consolidated cash flow statement

for the year ended 31 December 2014

	Notes	2014 £m	2013 £m	2012 £m

Cash flow from operating activities
Profit after taxation for the year		2,831	5,628	4,678
Adjustments reconciling profit after tax to operating cash flows	36	3,453	2,871	1,370

Cash generated from operations		6,284	8,499	6,048
Taxation paid		(1,108)	(1,277)	(1,673)

Net cash inflow from operating activities		5,176	7,222	4,375

Cash flow from investing activities
Purchase of property, plant and equipment		(1,188)	(1,188)	(1,051)
Proceeds from sale of property, plant and equipment		39	46	68
Purchase of intangible assets		(563)	(513)	(469)
Proceeds from sale of intangible assets		330	136	1,056
Purchase of equity investments		(83)	(133)	(229)
Proceeds from sale of equity investments		205	59	28
Purchase of businesses, net of cash acquired	38	(104)	(247)	(2,235)
Disposal of businesses	38	225	1,851	–
Investments in associates and joint ventures	20	(9)	(8)	(99)
Proceeds from disposal of subsidiary and interest in associate		1	429	–
Decrease in liquid investments		1	15	224
Interest received		63	59	30
Dividends from associates and joint ventures		5	18	46

Net cash (outflow)/inflow from investing activities		(1,078)	524	(2,631)

Cash flow from financing activities
Proceeds from own shares for employee share options		–	–	58
Shares acquired by ESOP Trusts		(95)	(45)	(37)
Issue of share capital	33	167	585	356
Purchase of own shares for cancellation or to be held as Treasury shares		(238)	(1,504)	(2,493)
Purchase of non-controlling interests		(679)	(588)	(14)
Increase in long-term loans		1,960	1,913	4,430
Increase in short-term loans		–	–	1,743
Repayment of short-term loans		(1,709)	(1,872)	(2,559)
Net repayment of obligations under finance leases		(23)	(31)	(35)
Interest paid		(707)	(749)	(779)
Dividends paid to shareholders		(3,843)	(3,680)	(3,814)
Distributions to non-controlling interests		(205)	(238)	(171)
Other financing cash flows		(13)	(64)	(36)

Net cash outflow from financing activities		(5,385)	(6,273)	(3,351)

(Decrease)/increase in cash and bank overdrafts	37	(1,287)	1,473	(1,607)

Cash and bank overdrafts at beginning of year		5,231	3,906	5,605
Exchange adjustments		84	(148)	(92)
(Decrease)/increase in cash and bank overdrafts		(1,287)	1,473	(1,607)

Cash and bank overdrafts at end of year		4,028	5,231	3,906

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents		4,338	5,534	4,184
Overdrafts		(310)	(303)	(278)

		4,028	5,231	3,906

GSK Annual Report 2014 139

Notes to the financial statements

1 Presentation of the financial statements

Description of business

GlaxoSmithKline is a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products including vaccines, over-the-counter (OTC) medicines and health-related consumer products. GSK’s principal pharmaceutical products include medicines in the following therapeutic areas: respiratory, antivirals, central nervous system, cardiovascular and urogenital, metabolic, anti-bacterials, oncology and emesis, dermatology, rare diseases, immuno-inflammation, vaccines and HIV.

Compliance with applicable law and IFRS

The financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union.

The financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board.

Composition of financial statements

The consolidated financial statements are drawn up in Sterling, the functional currency of GlaxoSmithKline plc, and in accordance with IFRS accounting presentation. The financial statements comprise:

¡	Consolidated income statement

¡	Consolidated statement of comprehensive income

¡	Consolidated balance sheet

¡	Consolidated statement of changes in equity

¡	Consolidated cash flow statement

¡	Notes to the financial statements.

Composition of the Group

A list of the subsidiary and associated undertakings which, in the opinion of the Directors, principally affected the amount of profit or the net assets of the Group is given in Note 44, ‘Principal Group companies’.

Accounting principles and policies

The financial statements have been prepared using the historical cost convention modified by the revaluation of certain items, as stated in the accounting policies, and on a going concern basis.

The financial statements have been prepared in accordance with the Group’s accounting policies approved by the Board and described in Note 2, ‘Accounting principles and policies’. Information on the application of these accounting policies, including areas of estimation and judgement is given in Note 3, ‘Key accounting judgements and estimates’.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Implementation of new accounting standards

An amendment to IAS 32 ‘Offsetting financial assets and financial liabilities’ was issued in December 2011 and was implemented by GSK from 1 January 2014. The amendment provides additional guidance on when financial assets and financial liabilities may be offset and has no material impact on the current period.

Financial period

These financial statements cover the financial year from 1 January to 31 December 2014, with comparative figures for the financial years from 1 January to 31 December 2013 and, where appropriate, from 1 January to 31 December 2012.

Parent company financial statements

The financial statements of the parent company, GlaxoSmithKline plc, have been prepared in accordance with UK GAAP and with UK accounting presentation. The company balance sheet is presented on page 213 and the accounting policies are given on page 214.

2 Accounting principles and policies

Consolidation

The consolidated financial statements include:

¡	the assets and liabilities, and the results and cash flows, of the company and its subsidiaries, including ESOP Trusts

¡	the Group’s share of the results and net assets of associates and joint ventures

¡	the Group’s share of assets, liabilities, revenue and expenses of joint operations.

The financial statements of entities consolidated are made up to 31 December each year.

140 GSK Annual Report 2014

2 Accounting principles and policies continued

Entities over which the Group has the power to direct the relevant activities so as to affect the returns to the Group, generally through control over the financial and operating policies, are accounted for as subsidiaries. Where the Group has the ability to exercise joint control over, and rights to the net assets of, entities, the entities are accounted for as joint ventures. Where the Group has the ability to exercise joint control over an arrangement, but has rights to specified assets and obligations for specified liabilities of the arrangement, the arrangement is accounted for as a joint operation. Where the Group has the ability to exercise significant influence over entities, they are accounted for as associates. The results and assets and liabilities of associates and joint ventures are incorporated into the consolidated financial statements using the equity method of accounting. The Group’s rights to assets, liabilities, revenue and expenses of joint operations are included in the consolidated financial statements in accordance with those rights and obligations.

Interests acquired in entities are consolidated from the date the Group acquires control and interests sold are de-consolidated from the date control ceases.

Transactions and balances between subsidiaries are eliminated and no profit before tax is taken on sales between subsidiaries until the products are sold to customers outside the Group. The relevant proportion of profits on transactions with joint ventures, joint operations and associates is also deferred until the products are sold to third parties. Transactions with non-controlling interests are recorded directly in equity. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.

Goodwill is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

Where the cost of acquisition is below the fair value of the net assets acquired, the difference is recognised directly in the income statement.

Business combinations

Business combinations are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration. Where the consideration transferred, together with the non-controlling interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of acquisition are charged to the income statement in the period in which they are incurred.

Where not all of the equity of a subsidiary is acquired the non-controlling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

Foreign currency translation

Foreign currency transactions are booked in the functional currency of the Group company at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.

On consolidation, assets and liabilities, including related goodwill, of overseas subsidiaries, associates and joint ventures, are translated into Sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiaries, associates and joint ventures are translated into Sterling using average rates of exchange.

Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiaries, associates and joint ventures are translated into Sterling, less exchange differences arising on related foreign currency borrowings which hedge the Group’s net investment in these operations, are taken to a separate component of equity.

When translating into Sterling the assets, liabilities, results and cash flows of overseas subsidiaries, associates and joint ventures which are reported in currencies of hyper-inflationary economies, adjustments are made where material to reflect current price levels. Any loss on net monetary assets is charged to the consolidated income statement.

Revenue

Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received, title and risk of loss is passed to the customer, reliable estimates can be made of relevant deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.

Turnover represents net invoice value after the deduction of discounts and allowances given and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally generated information. Value added tax and other sales taxes are excluded from revenue.

Where the Group co-promotes a product and the counterparty records the sale, the Group records its share of revenue as co-promotion income within turnover. The nature of co-promotion activities is such that the Group records no costs of sales. Pharmaceutical turnover includes co-promotion revenue of £22 million (2013 – £37 million; 2012 – £234 million). In addition, initial or event-based milestone income (excluding royalty income) arising on development or marketing collaborations of the Group’s compounds or products with other parties is recognised in turnover. Milestone income of £57 million is included in turnover (2013 – £78 million).

Royalty income is recognised on an accruals basis in accordance with the terms of the relevant licensing agreements.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Manufacturing start-up costs between validation and the achievement of normal production are expensed as incurred. Advertising and promotion expenditure is charged to the income statement as incurred. Shipment costs on inter-company transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure.

Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken.

GSK Annual Report 2014 141

Notes to the financial statements continued

2 Accounting principles and policies continued

Research and development

Research and development expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalised when the criteria for recognising an asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable. Property, plant and equipment used for research and development is capitalised and depreciated in accordance with the Group’s policy.

Environmental expenditure

Environmental expenditure related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible is charged to the income statement. The Group recognises its liability on a site-by-site basis when it can be reliably estimated. This liability includes the Group’s portion of the total costs and also a portion of other potentially responsible parties’ costs when it is probable that they will not be able to satisfy their respective shares of the clean-up obligation. Recoveries of reimbursements are recorded as assets when virtually certain.

Legal and other disputes

Provision is made for the anticipated settlement costs of legal or other disputes against the Group where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome. In addition, provision is made for legal or other expenses arising from claims received or other disputes. In respect of product liability claims related to certain products, there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. In certain cases, an incurred but not reported (IBNR) actuarial technique is used to determine this estimate.

The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included but no provision would be made. Costs associated with claims made by the Group against third parties are charged to the income statement as they are incurred.

Pensions and other post-employment benefits

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method and spread over the period during which benefit is expected to be derived from the employees’ services, consistent with the advice of qualified actuaries. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high quality corporate bonds. Pension scheme assets are measured at fair value at the balance sheet date.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries.

Actuarial gains and losses and the effect of changes in actuarial assumptions, are recognised in the statement of comprehensive income in the year in which they arise.

The Group’s contributions to defined contribution plans are charged to the income statement as incurred.

Employee share plans

Incentives in the form of shares are provided to employees under share option and share award schemes.

The fair values of these options and awards are calculated at their grant dates using a Black-Scholes option pricing model and charged to the income statement over the relevant vesting periods.

The Group provides finance to ESOP Trusts to purchase company shares on the open market to meet the obligation to provide shares when employees exercise their options or awards. Costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves. A transfer is made between other reserves and retained earnings over the vesting periods of the related share options or awards to reflect the ultimate proceeds receivable from employees on exercise.

Property, plant and equipment

Property, plant and equipment (PP&E) is stated at the cost of purchase or construction less provisions for depreciation and impairment. Financing costs are capitalised within the cost of qualifying assets in construction.

Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted, annually. The normal expected useful lives of the major categories of PP&E are:

Freehold buildings	20 to 50 years
Leasehold land and buildings	Lease term or 20 to 50 years
Plant and machinery	10 to 20 years
Equipment and vehicles	3 to 10 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

Leases

Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in PP&E or computer software and the capital elements of the leasing commitments are shown as obligations under finance leases. Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the lease rental is included in the income statement. All other leases are operating leases and the rental costs are charged to the income statement on a straight-line basis over the lease term.

Goodwill

Goodwill is stated at cost less impairments. Goodwill is deemed to have an indefinite useful life and is tested for impairment at least annually.

Where the fair value of the interest acquired in an entity’s assets, liabilities and contingent liabilities exceeds the consideration paid, this excess is recognised immediately as a gain in the income statement.

142 GSK Annual Report 2014

2 Accounting principles and policies continued

Other intangible assets

Intangible assets are stated at cost less provisions for amortisation and impairments.

Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, generally not exceeding 20 years, using the straight-line basis, from the time they are available for use. The estimated useful lives for determining the amortisation charge take into account patent lives, where applicable, as well as the value obtained from periods of non-exclusivity. Asset lives are reviewed, and where appropriate adjusted, annually. Contingent milestone payments are recognised at the point that the contingent event becomes probable. Any development costs incurred by the Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.

Acquired brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long-term and where the brands either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives of up to 20 years, except where it is considered that the useful economic life is indefinite.

The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible fixed assets where the software or site supports a significant business system and the expenditure leads to the creation of a durable asset. ERP systems software is amortised over seven to ten years and other computer software over three to five years.

Impairment of non-current assets

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement in the year concerned.

Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortisation, had no impairments been recognised.

Investments in associates, joint ventures and joint operations

Investments in associates and joint ventures are carried in the consolidated balance sheet at the Group’s share of their net assets at date of acquisition and of their post-acquisition retained profits or losses together with any goodwill arising on the acquisition. The Group recognises its rights to assets, liabilities, revenue and expenses of joint operations.

Available-for-sale investments

Liquid investments and other investments are classified as available-for-sale investments and are initially recorded at fair value plus transaction costs and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in other comprehensive income. Impairments arising from the significant or prolonged decline in fair value of an equity investment reduce the carrying amount of the asset directly and are charged to the income statement.

On disposal or impairment of the investments, any gains and losses that have been deferred in other comprehensive income are reclassified to the income statement. Dividends on equity investments are recognised in the income statement when the Group’s right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Purchases and sales of equity investments are accounted for on the trade date and purchases and sales of other available-for-sale investments are accounted for on settlement date.

Inventories

Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is generally determined on a first in, first out basis. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product. Before that point a provision is made against the carrying value to its recoverable amount; the provision is then reversed at the point when a high probability of regulatory approval is determined.

Trade receivables

Trade receivables are carried at original invoice amount less any provisions for doubtful debts. Provisions are made where there is evidence of a risk of non-payment, taking into account ageing, previous experience and general economic conditions. When a trade receivable is determined to be uncollectable it is written off, firstly against any provision available and then to the income statement.

Subsequent recoveries of amounts previously provided for are credited to the income statement. Long-term receivables are discounted where the effect is material.

Trade payables

Trade payables are initially recognised at fair value and then held at amortised cost which equates to nominal value. Long-term payables are discounted where the effect is material.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions and highly liquid investments with maturities of three months or less. They are readily convertible into known amounts of cash and have an insignificant risk of changes in value.

Borrowings

All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.

GSK Annual Report 2014 143

Notes to the financial statements continued

2 Accounting principles and policies continued

Taxation

Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date.

Derivative financial instruments and hedging

Derivative financial instruments are used to manage exposure to market risks. The principal derivative instruments used by GSK are foreign currency swaps, interest rate swaps, foreign exchange forward contracts and options. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are classified as held-for-trading and are carried in the balance sheet at fair value. Derivatives designated as hedging instruments are classified on inception as cash flow hedges, net investment hedges or fair value hedges.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in other comprehensive income are reclassified to the income statement when the hedged item affects profit or loss.

Net investment hedges are accounted for in a similar way to cash flow hedges.

Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Discounting

Where the time value of money is material, balances are discounted to current values using appropriate rates of interest. The unwinding of the discounts is recorded in finance income and finance expense.

3 Key accounting judgements and estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The following are considered to be the key accounting judgements and estimates made.

Turnover

Revenue is recognised when title and risk of loss is passed to the customer, reliable estimates can be made of relevant deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.

Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims some time after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience.

Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix.

The level of accrual is reviewed and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally generated information. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

Taxation

Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amounts and timing of future taxable profits. Factors affecting the tax charge in future years are set out in Note 14, ‘Taxation’. A 1% change in the Group’s effective tax rate in 2014 would have changed the total tax charge for the year by approximately £30 million.

The Group has open tax issues with a number of revenue authorities. Where an outflow of funds is believed to be probable and a reliable estimate of the outcome of the dispute can be made, management provides for its best estimate of the liability. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as new facts emerge and each dispute progresses. GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. Where open issues exist the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings.

144 GSK Annual Report 2014

3 Key accounting judgements and estimates continued

Legal and other disputes

The Group provides for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgmental and could change substantially over time as new facts emerge and each dispute progresses. Details of the status and various uncertainties involved in the significant unresolved disputes are set out in Note 45, ‘Legal proceedings’.

The company’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements. In respect of product liability claims related to certain products there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included, but no provision would be made and no contingent liability can be quantified. At 31 December 2014 provisions for legal and other disputes amounted to £0.5 billion (2013 – £0.6 billion).

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements by a material amount.

Goodwill and other intangible asset impairments

Goodwill is deemed to have an indefinite life and so is not amortised. Annual impairment tests of the cash generating units to which goodwill is allocated are performed. Impairment tests are based on established market multiples or risk-adjusted future cash flows discounted using appropriate interest rates. The assumptions used in these impairment tests are set out in Note 18, ‘Goodwill’.

In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

Impairment tests on other intangible assets are undertaken if events occur which call into question the carrying values of the assets. Where brands and other intangible assets which are not yet available for use are not amortised, they are subject to annual impairment tests. Valuations for impairment tests are based on established market multiples or risk-adjusted future cash flows over the estimated useful life of the asset, where limited, discounted using appropriate interest rates as set out in Note 19, ‘Other intangible assets’.

The assumptions relating to future cash flows, estimated useful lives and discount rates are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment tests to change with a consequent adverse effect on the future results of the Group.

Business combinations

Any contingent consideration included in the consideration payable for a business combination is recorded at fair value at the date of acquisition. These fair values are generally based on risk-adjusted future cash flows discounted using appropriate interest rates. The fair values are reviewed on a regular basis, at least annually, and any changes are reflected in the income statement.

At 31 December 2014, the net liability for contingent consideration amounted to £1,724 million (see Note 38, Acquisitions and disposals’). Of this amount, £1,684 million arose on the acquisition of the former Shionogi-ViiV Healthcare joint venture in 2012.

The assumptions relating to future cash flows and discount rates are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these projections to change with a consequent adverse effect on the future results of the Group.

Pensions and other post-employment benefits

The costs of providing pensions and other post-employment benefits are charged to the income statement in accordance with IAS 19 ‘Employee benefits’ over the period during which benefit is derived from the employee’s services. The costs are assessed on the basis of assumptions selected by management. These assumptions include future earnings and pension increases, discount rates, expected long-term rates of return on assets and mortality rates, and are disclosed in Note 28, ‘Pensions and other post-employment benefits’. Where a surplus on a defined benefit scheme arises, or there is potential for a surplus to arise from committed future contributions, the rights of the Trustees to prevent the Group obtaining a refund of that surplus in the future are considered in determining whether it is necessary to restrict the amount of the surplus that is recognised.

The expected long-term rates of return on bonds are determined based on the portfolio mix of index-linked, government and corporate bonds. An equity risk premium is added to this for equities.

Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Sensitivity analysis is provided in Note 28, ‘Pensions and other post-employment benefits’, but a 0.25% reduction in the discount rate would lead to an increase in the net pension deficit of approximately £645 million and an increase in the annual pension cost of approximately £32 million. The selection of different assumptions could affect the future results of the Group.

GSK Annual Report 2014 145

Notes to the financial statements continued

4 New accounting requirements

The following new and amended accounting standards have been issued by the IASB and are likely to affect future Annual Reports. With the exception of the amendment to IAS 19, the impact on the results and financial position of the Group is currently being assessed.

An amendment to IAS 19 ‘Defined benefit plans: Employee contribution’ was issued in November 2013 and will be implemented by the Group from 1 January 2015. The amendment provides additional guidance on the treatment of contributions to defined benefit plans from employees and third parties and is not expected to have a material impact on the results or financial position of the Group.

An amendment to IFRS 10 ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ was issued in September 2014 and will be implemented by the Group from 1 January 2016. The amendment requires recognition of the full gain or loss arising on the sale or contribution of a business to an associate or joint venture, but only the investor’s share of the gain or loss if assets that do not constitute a business are sold or contributed to an associate or joint venture.

An amendment to IFRS 11 ‘Joint arrangements’ was issued in May 2014 and will be implemented by the Group from 1 January 2016. The amendment requires the acquisition of a joint operation that meets the definition of a business to be accounted for in accordance with IFRS 3 ‘Business combinations’.

IFRS 15 ‘Revenue from contracts with customers’ was issued in May 2014 and will be implemented by the Group from 1 January 2017. The Standard provides a single, principles-based approach to the recognition of revenue from all contracts with customers. It focuses on the identification of performance obligations in a contract and requires revenue to be recognised when or as those performance obligations are satisfied.

IFRS 9 ‘Financial instruments’ was issued in its final form in July 2014 and will be implemented by the Group from 1 January 2018. The Standard will replace the majority of IAS 39 and covers the classification, measurement and derecognition of financial assets and financial liabilities, impairment of financial assets and provides a new hedge accounting model.

5 Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associated undertakings into Sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations and the relevant exchange rates were:

	2014	2013	2012

Average rates:
US$/£	1.65	1.57	1.59
Euro/£	1.24	1.18	1.23
Yen/£	175	153	127

Period end rates:
US$/£	1.56	1.66	1.63
Euro/£	1.29	1.20	1.23
Yen/£	187	174	141

146 GSK Annual Report 2014

6 Segment information

The Group’s operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare, Established Products and the Consumer Healthcare business as a whole, respectively. The Established Products segment has been created and certain product reclassifications, principally the OTC dermatology brands acquired with the Stiefel business, have been made between Pharmaceuticals and Vaccines segments and the Consumer Healthcare segment, with effect from 1 January 2014. Comparative information has been restated accordingly. In addition, the 2013 and 2012 segment turnover and profit have been restated to exclude the divestments completed in 2013.

R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the US, Europe, Emerging Markets, Japan and Established Products Pharmaceuticals and Vaccines segment profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. ViiV Healthcare and Consumer Healthcare operating profits include R&D costs. The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

Pharmaceuticals R&D is reported as a separate segment. Corporate and other unallocated costs represent the costs of corporate functions.

Working capital in relation to Established Products is managed within the other Pharmaceutical and Vaccines segments.

Turnover by segment	2014 £m	2013 (restated) £m	2012 (restated) £m

Pharmaceuticals and Vaccines
USA	4,980	5,817	5,508
Europe	4,035	4,226	3,956
Emerging Markets	3,203	3,370	3,309
Japan	937	1,058	1,203
ViiV Healthcare	1,498	1,386	1,374
Established Products	3,011	3,874	4,351
Other trading and unallocated	1,006	1,115	1,035

Pharmaceuticals and Vaccines turnover	18,670	20,846	20,736
Consumer Healthcare turnover	4,336	4,756	4,747

Segment turnover excluding divestments	23,006	25,602	25,483
Divestments completed in 2013	–	903	948
Turnover including divestments	23,006	26,505	26,431

Pharmaceuticals and Vaccines turnover by therapeutic area	2014 £m	2013 (restated) £m	2012 (restated) £m

Respiratory	6,181	7,289	7,044
Oncology and emesis	1,202	969	798
Cardiovascular, metabolic and urology	965	1,073	1,144
Immuno-inflammation	214	161	70
Other pharmaceuticals	2,407	2,674	2,630
Established Products	3,011	3,874	4,351
Vaccines	3,192	3,420	3,325
ViiV Healthcare (HIV)	1,498	1,386	1,374

	18,670	20,846	20,736

GSK Annual Report 2014 147

Notes to the financial statements continued

6 Segment information continued

Consumer Healthcare turnover by category	2014 £m	2013 (restated) £m	2012 (restated) £m

Total wellness	1,596	1,865	1,991
Oral care	1,797	1,884	1,806
Nutrition	633	627	590
Skin health	310	380	360

	4,336	4,756	4,747

During 2014, US Pharmaceuticals and Vaccines and the US element of ViiV Healthcare and Established Products made sales to three wholesalers of approximately £1,478 million (2013 – £2,071 million; 2012 – £2,303 million), £2,315 million (2013 – £2,658 million; 2012 – £2,447 million) and £1,627 million (2013 – £1,695 million; 2012 – £1,318 million) respectively, after allocating final-customer discounts to the wholesalers.

Segment profit	2014 £m	2013 (restated) £m	2012 (restated) £m

Pharmaceuticals and Vaccines
USA	3,173	3,955	3,706
Europe	2,205	2,277	2,088
Emerging Markets	993	986	1,054
Japan	466	568	657
ViiV Healthcare	977	885	849
Established Products	1,793	2,352	2,521
Pharmaceuticals R&D	(2,708)	(2,823)	(2,778)
Other trading and unallocated costs	(402)	(631)	(488)

Pharmaceuticals and Vaccines segment profit	6,497	7,569	7,609
Consumer Healthcare segment profit	657	829	856

Segment profit	7,154	8,398	8,465
Corporate and other unallocated costs	(560)	(627)	(491)
Other reconciling items between segment profit and operating profit	(2,997)	(743)	(674)

Operating profit	3,597	7,028	7,300

Finance income	68	61	79
Finance costs	(727)	(767)	(808)
Profit on disposal of interest in associates	–	282	–
Share of after tax profits of associates and joint ventures	30	43	29

Profit before taxation	2,968	6,647	6,600
Taxation	(137)	(1,019)	(1,922)

Profit after taxation for the year	2,831	5,628	4,678

Other reconciling items between segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets, major restructuring charges, legal charges and expenses on the settlement of litigation and government investigations and certain other items related to major acquisition and disposal activity.

Depreciation and amortisation by segment	2014 £m	2013 (restated) £m	2012 (restated) £m

Pharmaceuticals and Vaccines
USA	9	14	16
Europe	16	21	24
Emerging Markets	27	30	28
Japan	5	6	7
ViiV Healthcare	4	2	2
Established Products	–	–	–
Pharmaceuticals R&D	161	171	178
Other trading and unallocated costs	465	436	478

Pharmaceuticals and Vaccines depreciation and amortisation	687	680	733
Consumer Healthcare depreciation and amortisation	105	74	127

Segment depreciation and amortisation	792	754	860
Corporate and other unallocated depreciation and amortisation	112	109	108
Other reconciling items between segment depreciation and amortisation and total depreciation and amortisation	580	551	477

Total depreciation and amortisation	1,484	1,414	1,445

148 GSK Annual Report 2014

6 Segment information continued

PP&E, intangible asset and goodwill impairment by segment	2014 £m	2013 (restated) £m	2012 (restated) £m

Pharmaceuticals and Vaccines
USA	1	1	1
Europe	3	2	1
Emerging Markets	–	1	1
Japan	–	–	–
ViiV Healthcare	2	–	–
Established Products	–	–	–
Pharmaceuticals R&D	24	22	2
Other trading and unallocated costs	49	33	30

Pharmaceuticals and Vaccines impairment	79	59	35
Consumer Healthcare impairment	16	11	1

Segment impairment	95	70	36
Corporate and other unallocated impairment	3	–	18
Other reconciling items between segment impairment and total impairment	153	799	700

Total impairment	251	869	754

PP&E and intangible asset impairment reversals by segment	2014 £m	2013 (restated) £m	2012 (restated) £m

Pharmaceuticals and Vaccines
USA	(1)	–	–
Europe	(1)	(2)	–
Emerging Markets	–	–	–
Japan	–	–	–
ViiV Healthcare	–	–	–
Established Products	–	–	–
Pharmaceuticals R&D	(23)	(2)	(4)
Other trading and unallocated costs	(37)	(16)	(60)

Pharmaceuticals and Vaccines impairment reversals	(62)	(20)	(64)
Consumer Healthcare impairment reversals	(14)	(4)	–

Segment impairment reversals	(76)	(24)	(64)
Corporate and other unallocated impairment reversals	–	–	(3)
Other reconciling items between segment impairment reversals and total impairment reversals	–	–	(59)

Total impairment reversals	(76)	(24)	(126)

GSK Annual Report 2014 149

Notes to the financial statements continued

6 Segment information continued

Net assets by segment	2014 £m	2013 (restated) £m

Pharmaceuticals and Vaccines
USA	(86)	43
Europe	532	779
Emerging Markets	1,744	2,097
Japan	268	362
ViiV Healthcare	301	1,267
Established Products	43	114
Pharmaceuticals R&D	542	590
Other trading and unallocated assets	13,396	14,578

Pharmaceuticals and Vaccines net operating assets	16,740	19,830
Consumer Healthcare net operating assets	3,036	2,856

Segment net operating assets	19,776	22,686
Corporate and other unallocated net operating assets	(3,128)	(2,647)

Net operating assets	16,648	20,039

Net debt	(14,377)	(12,645)
Investments in associates and joint ventures	340	323
Derivative financial instruments	(267)	26
Current and deferred taxation	1,436	68
Assets held for sale	1,156	1

Net assets	4,936	7,812

The US Pharmaceuticals and Vaccines segment was in a net liability position as at 31 December 2014 principally as a result of an accrual of £115 million for an additional year of the US Branded Prescription Drug fee.

The other trading and unallocated Pharmaceuticals and Consumer Healthcare segments include assets for the centrally managed Pharmaceutical, Vaccine and Consumer Healthcare manufacturing operations, the depreciation on which, totalling £594 million (2013 – £521 million; 2012 – £601 million) is recovered through the standard cost of product charged to businesses.

Geographical information

The UK is regarded as being the Group’s country of domicile.

Turnover by location of customer	2014 £m	2013 £m	2012 £m

UK	1,116	1,541	1,525
USA	7,359	8,730	8,476
Rest of World	14,531	16,234	16,430

External turnover	23,006	26,505	26,431

Turnover by location of subsidiary	2014 £m	2013 £m	2012 £m

UK	3,518	4,174	3,738
USA	10,768	11,684	11,250
Rest of World	17,227	18,515	19,719

Turnover including inter-segment turnover	31,513	34,373	34,707

UK	1,994	1,772	1,508
USA	3,432	3,026	2,886
Rest of World	3,081	3,070	3,882

Inter-segment turnover	8,507	7,868	8,276

UK	1,524	2,402	2,230
USA	7,336	8,658	8,364
Rest of World	14,146	15,445	15,837

External turnover	23,006	26,505	26,431

150 GSK Annual Report 2014

6 Segment information continued

Operating profit by location	2014 £m	2013 £m	2012 £m

UK	414	568	1,454
USA	1,375	3,063	1,391
Rest of World	1,808	3,397	4,455

Total operating profit	3,597	7,028	7,300

Net operating assets by location	2014 £m	2013 (restated) £m

UK	4,597	6,314
USA	3,654	3,975
Rest of World	8,397	9,750

Net operating assets	16,648	20,039

Non-current assets by location	2014 £m	2013 (restated) £m

UK	6,688	6,565
USA	6,512	6,675
Rest of World	8,431	9,607

Non-current assets	21,631	22,847

Non-current assets by location excludes amounts relating to other investments, deferred tax assets, derivative financial instruments, pension assets, amounts receivable under insurance contracts and certain other non-current receivables.

7  Other operating income

	2014 £m	2013 £m	2012 £m

Impairment of equity investments	(25)	(70)	(26)
Disposal of equity investments	155	38	19
Disposal of businesses and assets	244	1,413	661
Gain on settlement of pre-existing collaborations on acquisition of HGS	–	–	233
Gain on acquisition of the Shionogi-ViiV Healthcare joint venture	–	–	349
Fair value remeasurements on contingent consideration recognised in business combinations	(770)	(251)	(13)
Fair value adjustments on derivative financial instruments	(313)	12	3
Other income/(expense)	9	(18)	30

	(700)	1,124	1,256

Disposal of businesses and other assets in 2014 included a gain on disposal of Treximet and in 2013 included the gain on disposal of the Lucozade and Ribena business to Suntory of £1,057 million and the gain on the sale of the worldwide intellectual property rights (excluding certain emerging markets) of the anti-coagulant products business to Aspen Group of £274 million. Fair value remeasurements on contingent consideration recognised in business combinations included £768 million related to the contingent consideration payable for the acquisition of the former Shionogi-ViiV Healthcare joint venture.

Fair value adjustments on derivative financial instruments related to foreign exchange forward contracts and options taken out to hedge against foreign currency movements when sales and purchases are denominated in foreign currencies (see Note 41, ‘Financial instruments and related disclosures’). In 2014 this included an unrealised loss of £299 million arising from the loss position of a number of forward exchange contracts entered into following announcement of the proposed Novartis transaction to protect the Sterling value of the net US Dollar proceeds due to the Group on completion of the transaction. If these contracts remain in a loss position on maturity, that loss will partly offset the gain in the expected Sterling value of the proceeds that will be received by the Group as a result of favourable exchange movements since the inception of the forward contracts. If, on maturity, the contracts are in a gain position, the gains will partly offset losses in the Sterling value of the proceeds that will be received by the Group as a result of unfavourable exchange movements since the inception of the forward contracts.

GSK Annual Report 2014 151

Notes to the financial statements continued

8 Operating profit

The following items have been included in operating profit:	2014 £m	2013 £m	2012 £m

Employee costs (Note 9)	7,520	7,591	6,935
Advertising	671	808	839
Distribution costs	325	371	386
Depreciation of property, plant and equipment	780	732	871
Impairment of property, plant and equipment, net of reversals	18	100	(68)
Amortisation of intangible assets	704	682	574
Impairment of intangible assets and goodwill, net of reversals	157	745	696
Net foreign exchange (gains)/losses	(18)	41	61
Inventories:
Cost of inventories included in cost of sales	6,334	7,290	6,851
Write-down of inventories	389	338	302
Reversal of prior year write-down of inventories	(169)	(43)	(61)
Operating lease rentals:
Minimum lease payments	133	127	156
Contingent rents	8	12	14
Sub-lease payments	5	2	3
Fees payable to the company’s auditor and its associates in relation to the Group (see below)	33.2	24.9	23.2

The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.

Included within operating profit are major restructuring charges of £750 million (2013 – £517 million; 2012 – £557 million), see Note 10, ‘Major restructuring costs’.

Fees payable to the company’s auditor and its associates:	2014 £m	2013 £m	2012 £m

Audit of parent company and consolidated financial statements	4.9	5.1	4.0
Audit of the company’s subsidiaries	10.7	11.0	10.1
Audit-related assurance services, including attestation under s.404 of Sarbanes-Oxley Act 2002	4.0	3.9	3.3

Audit and audit-related services	19.6	20.0	17.4
Taxation compliance	0.6	0.6	0.4
Taxation advice	4.5	3.3	3.2
Other assurance services	8.0	1.5	1.7
All other services	0.5	0.3	0.5

	33.2	25.7	23.2

In addition to the above, fees paid in respect of the GSK pension schemes were:

	2014 £m	2013 £m	2012 £m

Audit	0.3	0.4	0.6
Other services	–	–	–

152 GSK Annual Report 2014

9 Employee costs

	2014 £m	2013 £m	2012 £m

Wages and salaries	5,879	6,262	5,846
Social security costs	639	685	643
Pension and other post-employment costs, including augmentations (Note 28)	403	170	95
Cost of share-based incentive plans	346	319	220
Severance and other costs from integration and restructuring activities	253	155	131

	7,520	7,591	6,935

The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

The charge for pension and other post-employment costs in 2013 includes a credit of £279 million following a restructuring of US post-retirement medical obligations. The charge in 2012 includes a credit of £395 million following a change in policy relating to discretionary pension increases under certain UK pension schemes and the introduction of a limit on future pensionable pay increases in all UK schemes. These are set out in Note 28, ‘Pensions and other post-employment benefits’.

The cost of share-based incentive plans is analysed as follows:

	2014 £m	2013 £m	2012 £m

Share Value Plan	302	243	156
Performance Share Plan	20	47	45
Share option plans	3	4	11
Other plans	21	25	8

	346	319	220

The average number of persons employed by the Group (including Directors) during the year was:
	2014 Number	2013 Number	2012 Number

Manufacturing	31,726	31,586	31,033
Selling, general and administration	54,618	55,660	54,803
Research and development	12,358	12,571	12,845

	98,702	99,817	98,681

The average number of Group employees excludes temporary and contract staff. The numbers of Group employees at the end of each financial year are given in the financial record on page 224. The average number of persons employed by GlaxoSmithKline plc in 2014 was nil (2013 – nil).

The compensation of the Directors and Senior Management (members of the CET) in aggregate, was as follows:

	2014 £m	2013 £m	2012 £m

Wages and salaries	19	23	20
Social security costs	3	3	2
Pension and other post-employment costs	3	3	3
Cost of share-based incentive plans	13	13	13

	38	42	38

GSK Annual Report 2014 153

Notes to the financial statements continued

10 Major restructuring costs

Major restructuring costs charged in arriving at operating profit include restructuring costs arising under the Operational Excellence programme, initiated in 2007 and expanded in 2009, 2010 and 2011, under the Major Change programme initiated in 2013, under the Pharmaceuticals Restructuring Programme announced in October 2014 and following the proposed Novartis transaction, announced in 2014.

Of the total restructuring costs of £750 million incurred in 2014, £101 million was incurred under the Operational Excellence programme, £334 million under the Major Change programme, £243 million under the Pharmaceuticals Restructuring Programme and £67 million on Pre-Integration Planning on the proposed Novartis transaction in the following areas:

¡	Restructuring of the Pharmaceuticals business in North America, Emerging Markets and Europe leading to staff reductions in sales force and administration.

¡	Projects to rationalise Core Business Services and to simplify or eliminate processes leading to staff reduction in support functions.

¡	Transformation of the Manufacturing and Vaccines businesses to deliver a step change in quality, cost and productivity.

¡	The rationalisation of the Consumer Healthcare business.

The remaining costs of £5 million were incurred under the restructuring programmes related to the integration of the Stiefel and HGS (Human Genome Sciences Inc.) businesses.

The analysis of the costs charged to operating profit under these programmes is as follows:

	2014 £m	2013 £m	2012 £m

Increase in provision for major restructuring programmes (see Note 29)	(267)	(179)	(268)
Amount of provision reversed unused (see Note 29)	4	11	12
Impairment losses recognised	–	(60)	(7)
Other non-cash charges	(15)	(5)	(18)
Other cash costs	(472)	(284)	(276)

	(750)	(517)	(557)

Asset impairments of £nil (2013 – £60 million; 2012 – £7 million) and other non-cash charges totalling £15 million (2013 – £5 million; 2012 – £18 million) are non-cash items, principally accelerated depreciation where asset lives have been shortened as a result of the major restructuring programmes. All other charges have been or will be settled in cash and include the termination of leases, site closure costs, consultancy and project management fees.

11 Finance income

	2014 £m	2013 £m	2012 £m

Interest income arising from:
cash and cash equivalents	56	55	59
available-for-sale investments	1	2	5
loans and receivables	9	2	9
Realised gains on liquid investments	–	–	4
Fair value adjustments on derivatives at fair value through profit or loss	2	2	2

	68	61	79

All derivatives at fair value through profit or loss other than designated and effective hedging instruments (see Note 41, ‘Financial instruments and related disclosures’) are classified as held-for-trading financial instruments under IAS 39.

154 GSK Annual Report 2014

12 Finance expense

	2014 £m	2013 £m	2012 £m

Interest expense arising on:
financial liabilities at amortised cost	(665)	(708)	(731)
derivatives at fair value through profit or loss	(23)	(18)	(14)
Fair value hedges:
fair value movements on derivatives designated as hedging instruments	10	(37)	(28)
fair value adjustments on hedged items	(5)	36	27
Fair value movements on other derivatives at fair value through profit or loss	(15)	(2)	(13)
Unwinding of discounts on provisions	(15)	(14)	(15)
Movements on amounts owed to non-controlling interests	–	(2)	(10)
Other finance expense	(14)	(22)	(24)

	(727)	(767)	(808)

All derivatives at fair value through profit or loss other than designated and effective hedging instruments (see Note 41, ‘Financial instruments and related disclosures’) are classified as held-for-trading financial instruments under IAS 39. Interest expense arising on derivatives at fair value through profit or loss relates to swap interest expense.

13 Associates and joint ventures

At 31 December 2014, the Group held one significant associate, Aspen Pharmacare Holdings Limited (Aspen). Summarised income statement information in respect of Aspen is set out below:

	2014 £m	2013 £m	2012 £m

Turnover	1,823	1,485	1,280
Profit after taxation	313	247	313
Comprehensive income	148	192	163
Total comprehensive income	461	439	476

The results of Aspen included in the summarised income statement information above represent the estimated earnings of the Aspen group in the year, adjusted for transactions between GSK and Aspen.

Amounts relating to joint ventures principally arise from a 50% interest in one joint venture, Japan Vaccine Co., Ltd., with Daiichi Sankyo Co., Ltd. Aggregated financial information in respect of other associated undertakings and joint ventures is set out below:

	2014 £m	2013 £m	2012 £m

Associates:
Share of turnover	24	26	27
Share of after tax (losses)/profits	(1)	–	1
Share of other comprehensive income	–	–	–
Share of total comprehensive income	(1)	–	1

Joint ventures:
Share of turnover	163	199	203
Share of after tax losses	(8)	(2)	(30)
Share of other comprehensive income	–	–	–
Share of total comprehensive income	(8)	(2)	(30)

Sales to joint ventures and associates	85	103	124

GSK Annual Report 2014 155

Notes to the financial statements continued

14 Taxation

Taxation charge based on profits for the year				2014 £m	2013 £m	2012 £m

UK current taxation				(251)	265	170
Overseas current taxation				993	1,284	1,510

Total current taxation				742	1,549	1,680
Total deferred taxation				(605)	(530)	242

				137	1,019	1,922

The recognition of a deferred tax asset on tax losses expected to be used on completion of the Novartis transaction is included in the net deferred tax credit. In 2013 the deferred tax credit arose predominantly as a result of non cash items related to the continuing restructuring of our supply chain and intellectual property ownership.

The following table reconciles the tax charge calculated at the UK statutory rate on the Group profit before tax with the actual tax charge for the year. Information for 2013 and 2012 has been re-analysed and is presented on a comparable basis.

Reconciliation of taxation on Group profits	2014 £m	2014%	2013 £m	2013%	2012 £m	2012%

Profit before tax	2,968		6,647		6,600
UK statutory rate of taxation	638	21.5	1,545	23.3	1,617	24.5
Differences in overseas taxation rates	406	13.7	196	2.9	278	4.2
Benefit of intellectual property incentives	(323)	(10.9)	(189)	(2.8)	(158)	(2.4)
R&D credits	(72)	(2.4)	(88)	(1.3)	(73)	(1.1)
Inter-company inventory profit	(27)	(0.9)	(121)	(1.8)	73	1.1
Impact of share-based payments	31	1.1	(2)	–	–	–
Benefit of previously unrecognised losses	(205)	(6.9)	(18)	(0.3)	(40)	(0.6)
Permanent differences on disposals and acquisitions	23	0.8	(227)	(3.4)	(9)	(0.1)
Other permanent differences	264	8.8	301	4.4	(103)	(1.6)
Re-assessments of prior year estimates	(617)	(20.8)	(197)	(3.0)	(145)	(2.2)
Disposal of associate	–	–	(67)	(1.0)	–	–
Tax on unremitted earnings	19	0.6	20	0.3	26	0.4
Deferred tax and other adjustments on restructuring	–	–	(134)	(2.0)	456	6.9

Tax charge / tax rate	137	4.6	1,019	15.3	1,922	29.1

The Group operates in countries where the tax rate differs from the UK tax rate and the taxable profits earned and tax rates in those countries vary from year to year. In 2013, a £234 million deferred tax charge related to the unwinding of deferred profit in inventory arising from reorganisations of intellectual property ownership and supply chain restructuring was presented within differences in overseas tax rates. This impact has now been presented as restructuring for 2013 as this better reflects the nature of this item. The Group qualifies for intellectual property incentives such as patent box regimes in a number of countries. The permanent differences associated with disposals and acquisitions have been presented separately and in 2013 included the benefit of lower tax rates applied to the disposal of the Lucozade and Ribena business. The recognition of the deferred tax asset on tax losses expected to be used on completion of the Novartis transaction is shown in the benefit of previously unrecognised losses. Other permanent differences include non tax deductible legal settlements. Re-assessments of prior year estimates include a benefit of £478 million from the resolution of a number of tax matters in various countries.

Future tax charges may be affected by factors such as acquisitions, disposals, restructurings, the location of research and development activity, tax regime reforms, and agreements with tax authorities.

Tax on items charged to equity and statement of comprehensive income				2014 £m	2013 £m	2012 £m

Current taxation
Share based payments				55	31	34

				55	31	34

Deferred taxation
Share-based payments				(59)	42	(25)
Defined benefit plans				262	(286)	193
Exchange movements				(2)	–	–
Fair value movements on cash flow hedges				(1)	1	–
Fair value movements on available-for-sale investments				(20)	(22)	–

				180	(265)	168

Total credit/(charge) to equity and statement of comprehensive income				235	(234)	202

All of the above items have been charged to the statement of comprehensive income except for tax on share based payments.

156 GSK Annual Report 2014

14 Taxation continued

Issues relating to taxation

The integrated nature of the Group’s worldwide operations involves significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets. This gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Resolution of such issues is an ongoing requirement for GSK.

The Group continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation where appropriate.

The aggregate amount of unremitted profits at the balance sheet date was approximately £20 billion (2013 – £14 billion). UK legislation relating to company distributions provides for exemption from tax for most repatriated profits, subject to certain exceptions. Provision for deferred tax liabilities of £147 million (2013 – £129 million) has been made in respect of withholding taxation that would arise on the distribution of profits by certain overseas subsidiaries. The unprovided deferred tax on unremitted earnings at 31 December 2014 is estimated to be £600 million (2013 – £500 million), which relates to taxes payable on repatriation levied by overseas tax jurisdictions. No further provision is made on the grounds that the Group is able to control the timing of the reversal of the remaining temporary differences and it is probable that they will not reverse in the foreseeable future.

Movement in deferred tax assets and liabilities

	Accelerated capital allowances £m	Intangibles £m	Contingent consideration £m	Intra-group profit £m	Pensions & other post employment benefits £m	Tax losses £m	Share option and award schemes £m	Other net temporary differences £m	Total £m

At 1 January 2014	(432)	(1,437)	270	641	778	112	189	1,270	1,391
Exchange adjustments	12	(18)	–	19	21	4	6	23	67
(Charge)/credit to income statement	(26)	399	134	24	8	299	(12)	(221)	605
(Charge)/credit to equity	–	–	–	–	–	–	(59)	–	(59)
Credit/(charge) to statement of comprehensive income	–	–	–	–	262	–	–	(23)	239

At 31 December 2014	(446)	(1,056)	404	684	1,069	415	124	1,049	2,243

Recognised tax losses comprises £205 million (2013 – £nil) capital losses and £210 million (2013 – £112 million) trading losses.

Other net temporary differences include accrued expenses for which a tax deduction is only available on a paid basis.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax asset comprises:

	2014 £m	2013 £m

Deferred tax assets	2,688	2,084
Deferred tax liabilities	(445)	(693)

	2,243	1,391

Unrecognised tax losses	2014 £m	2013 £m

Trading losses expiring:
Within 10 years	186	131
More than 10 years	723	680
Available indefinitely	–	3,908

At 31 December	909	4,719

Capital losses	2,210	3,180

As 31 December	2,210	3,180

Deferred tax assets are recognised where it is probable that future taxable profit will be available to utilise losses.

GSK Annual Report 2014 157

Notes to the financial statements continued

15 Earnings per share

	2014 pence	2013 pence	2012 pence

Basic earnings per share	57.3	112.5	91.6

Diluted earnings per share	56.7	110.5	90.2

Basic earnings per share has been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period after deducting shares held by the ESOP Trusts and Treasury shares. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. A potentially dilutive share forms part of the employee share schemes where its exercise price is below the average market price of GSK shares during the period and any performance conditions attaching to the scheme have been met at the balance sheet date.

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below.

Weighted average number of shares in issue	2014 millions	2013 millions	2012 millions

Basic	4,808	4,831	4,912
Dilution for share options and awards	57	88	77

Diluted	4,865	4,919	4,989

16 Dividends

			2014			2013			2012

	Paid/payable	Dividend per share (pence)	Total dividend £m	Paid/payable	Dividend per share (pence)	Total dividend £m	Paid/payable	Dividend per share (pence)	Total dividend £m

First interim	10 July 2014	19	916	11 July 2013	18	878	5 July 2012	17	846
Second interim	2 October 2014	19	918	3 October 2013	18	864	4 October 2012	17	830
Third interim	8 January 2015	19	924	9 January 2014	19	910	3 January 2013	18	870
Fourth interim	9 April 2015	23	1,107	10 April 2014	23	1,099	11 April 2013	22	1,068

Total		80	3,865		78	3,751		74	3,614

Under IFRS interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The 2014 financial statements recognise those dividends paid in 2014, namely the third and fourth interim dividends for 2013, and the first and second interim dividends for 2014.

The amounts recognised in each year are as follows:

	2014 £m	2013 £m	2012 £m

Dividends to shareholders	3,843	3,680	3,814

17 Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m

Cost at 1 January 2013	6,632	10,169	1,941	18,742
Exchange adjustments	(68)	(105)	(29)	(202)
Additions	57	230	948	1,235
Additions through business combinations	12	11	–	23
Capitalised borrowing costs	–	–	16	16
Disposals and write-offs	(77)	(516)	(2)	(595)
Reclassifications	107	233	(340)	–
Transfer to assets held for sale	(53)	(296)	(17)	(366)

Cost at 31 December 2013	6,610	9,726	2,517	18,853
Exchange adjustments	(104)	(142)	(3)	(249)
Additions	38	252	971	1,261
Capitalised borrowing costs	–	–	16	16
Disposals and write-offs	(62)	(322)	(3)	(387)
Reclassifications	73	344	(429)	(12)
Transfer to assets held for sale	(91)	(36)	–	(127)

Cost at 31 December 2014	6,464	9,822	3,069	19,355

158 GSK Annual Report 2014

Notes to the financial statements continued

17 Property, plant and equipment continued

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m

Depreciation at 1 January 2013	(2,437)	(7,049)	–	(9,486)
Exchange adjustments	38	80	–	118
Charge for the year	(214)	(518)	–	(732)
Disposals and write-offs	51	422	–	473
Transfer to assets held for sale	20	139	–	159

Depreciation at 31 December 2013	(2,542)	(6,926)	–	(9,468)
Exchange adjustments	28	70	–	98
Charge for the year	(212)	(568)	–	(780)
Disposals and write-offs	27	250	–	277
Transfer to assets held for sale	18	23	–	41

Depreciation at 31 December 2014	(2,681)	(7,151)	–	(9,832)

Impairment at 1 January 2013	(152)	(266)	(62)	(480)
Exchange adjustments	1	8	–	9
Disposals and write-offs	14	44	–	58
Impairment losses	(23)	(100)	(1)	(124)
Reversal of impairments	2	22	–	24
Transfer (from)/to assets held for sale	(1)	1	–	–

Impairment at 31 December 2013	(159)	(291)	(63)	(513)
Exchange adjustments	–	4	–	4
Disposals and write-offs	30	25	1	56
Impairment losses	(34)	(45)	(15)	(94)
Reversal of impairments	47	28	1	76
Transfer (from)/to assets held for sale	–	–	–	–

Impairment at 31 December 2014	(116)	(279)	(76)	(471)

Total depreciation and impairment at 31 December 2013	(2,701)	(7,217)	(63)	(9,981)
Total depreciation and impairment at 31 December 2014	(2,797)	(7,430)	(76)	(10,303)

Net book value at 1 January 2013	4,043	2,854	1,879	8,776

Net book value at 31 December 2013	3,909	2,509	2,454	8,872

Net book value at 31 December 2014	3,667	2,392	2,993	9,052

The net book value at 31 December 2014 of the Group’s land and buildings comprises freehold properties £3,160 million (2013 – £3,478 million), properties with leases of 50 years or more £336 million (2013 – £366 million) and properties with leases of less than 50 years £162 million (2013 – £65 million).

Included in land and buildings at 31 December 2014 are leased assets with a cost of £733 million (2013 – £784 million), accumulated depreciation of £226 million (2013 – £313 million), impairment of £9 million (2013 – £40 million) and a net book value of £498 million (2013 – £431 million). Included in plant, equipment and vehicles at 31 December 2014 are leased assets with a cost of £68 million (2013 – £99 million), accumulated depreciation of £17 million (2013 – £47 million), impairment of £2 million (2013 – £10 million) and a net book value of £49 million (2013 – £42 million). Some lease agreements include renewal or purchase options or escalation clauses.

The impairment losses principally arise from decisions to rationalise facilities and are calculated based on either fair value less costs of disposal or value in use. The fair value less costs of disposal valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. These calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital (WACC) of 7%, adjusted where appropriate for relevant specific risks. For value in use calculations, where an impairment is indicated and a pre-tax cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax cash flows and a pre-tax discount rate. The Group WACC is equivalent to a pre-tax discount rate of approximately 9%. The impairment losses have been charged to cost of sales £36 million (2013 – £32 million), R&D £11 million (2013 – £14 million) and SG&A £47 million (2013 – £78 million), and include £nil (2013 – £62 million) arising from the major restructuring programmes.

Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. All of the reversals have been credited to cost of sales.

The carrying value at 31 December 2014 of assets for which impairments have been charged or reversed in the year was £225 million (2013 – £6 million).

GSK Annual Report 2014 159

18 Goodwill

	2014 £m	2013 £m

Cost at 1 January	4,205	4,359
Exchange adjustments	34	(134)
Additions through business combinations (Note 38)	–	53
Transfer to assets held for sale	(511)	(55)
Movements in contingent consideration balances	(4)	(18)

Cost at 31 December	3,724	4,205

Net book value at 1 January	4,205	4,359

Net book value at 31 December	3,724	4,205

During 2013, GSK completed the acquisition of three business, resulting in the recognition of £53 million of goodwill. The majority of this goodwill related to the acquisition of Okairos AG. This goodwill was allocated to the US, Europe, Emerging Markets and Japan Pharmaceuticals and Vaccines cash generating units for impairment testing purposes as the benefits of the acquired business are split between these cash generating units.

The transfer to assets held for sale in 2014 arose on the anticipated sale of GSK’s Oncology business as part of the proposed three-part transaction with Novartis.

The carrying value of goodwill, translated at year-end exchange rates, is allocated to the following cash generated units:

Cash generating unit	2014 £m	2013 £m

US Pharmaceuticals and Vaccines	1,734	2,013
Europe Pharmaceuticals and Vaccines	458	628
Emerging Markets Pharmaceuticals and Vaccines	501	786
Established Products	338	–
Other	354	446

Pharmaceuticals and Vaccines	3,385	3,873
Consumer Healthcare	339	332

	3,724	4,205

The amounts allocated to Japan Pharmaceuticals and Vaccines, Other Pharmaceuticals and Vaccines and ViiV Healthcare are not significant relative to the total balance.

160 GSK Annual Report 2014

Notes to the financial statements continued

18 Goodwill continued

The recoverable amounts of the cash generating units are assessed using either a fair value less costs of disposal model or a value in use model. Value in use is calculated as the net present value of the projected risk-adjusted post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. The discount rate used is based on the Group WACC of 7%, as most cash generating units have integrated operations across large parts of the Group. The discount rate is adjusted where appropriate for specific country or currency risks.

Fair value less costs of disposal is calculated using a similar discounted cash flow approach. A post-tax discount rate is applied to the projected risk-adjusted post-tax cash flows and terminal value. The valuation methodology uses significant inputs which are not based on observable market data, therefore, this valuation technique is classified as level 3 in the fair value hierarchy.

Details relating to the discounted cash flow models used in the impairment tests of the Pharmaceuticals and Vaccines and Consumer Healthcare cash generating units are as follows:

Valuation basis	Higher of fair value less costs of disposal and value in use

Key assumptions	Sales growth rates
	Profit margins
	Terminal growth rate
	Discount rate
	Taxation rate

Determination of assumptions	Growth rates are internal forecasts based on both internal and external market information.
	Margins reflect past experience, adjusted for expected changes.
	Terminal growth rates based on management’s estimate of future long-term average growth rates.
	Discount rates based on Group WACC, adjusted where appropriate.
	Taxation rates based on appropriate rates for each region.

Period of specific projected cash flows	5 years

Terminal growth rate and discount rate		Terminal growth rate	Discount rate

	US Pharmaceuticals and Vaccines	1% p.a.	7%
	Europe Pharmaceuticals and Vaccines	1% p.a.	7%
	Emerging Markets Pharmaceuticals and Vaccines	3.0% p.a.	10%
	Japan Pharmaceuticals and Vaccines	0.5% p.a.	6%
	ViiV Healthcare	2.5% p.a.	10%
	Established Products	0% p.a.	7%
	Other Pharmaceuticals and Vaccines	1% p.a.	7%
	Consumer Healthcare	3% p.a.	7%

The terminal growth rates do not exceed the long-term projected growth rates for the relevant markets. The terminal growth rates used in the fair value less costs of disposal calculations for the cash generating units reflect the impact of future generic competition and take account of new product launches.

In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

The Pharmaceutical and Vaccines cash generating units comprise a collection of smaller cash generating units including assets with indefinite lives with a carrying value of £595 million (2013 – £599 million). The Consumer Healthcare cash generating unit also comprises a collection of smaller cash generating units including brands with indefinite lives with a carrying value of £1.48 billion (2013 – £1.52 billion).

Details of indefinite life brands are given in Note 19 ‘Other intangible assets’.

GSK Annual Report 2014 161

Notes to the financial statements continued

19 Other intangible assets

	Computer software £m	Licences, patents, etc. £m	Amortised brands £m	Indefinite life brands £m	Total £m

Cost at 1 January 2013	1,501	10,604	412	2,184	14,701
Exchange adjustments	(27)	(143)	–	(37)	(207)
Capitalised development costs	79	246	–	–	325
Additions through business combinations	–	191	7	–	198
Capitalised borrowing costs	5	1	–	–	6
Other additions	99	141	–	–	240
Disposals and asset write-offs	(26)	(346)	–	–	(372)
Transfer (to)/from assets held for sale	–	(222)	–	44	(178)

Cost at 31 December 2013	1,631	10,472	419	2,191	14,713
Exchange adjustments	11	52	3	(6)	60
Capitalised development costs	–	242	–	–	242
Capitalised borrowing costs	6	3	–	–	9
Other additions	179	108	–	–	287
Reclassifications	12	–	–	–	12
Disposals and asset write-offs	(21)	(9)	–	–	(30)
Transfer to assets held for sale	–	(587)	–	(30)	(617)

Cost at 31 December 2014	1,818	10,281	422	2,155	14,676

Amortisation at 1 January 2013	(1,012)	(2,473)	(106)	–	(3,591)
Exchange adjustments	17	65	1	–	83
Charge for the year	(128)	(536)	(18)	–	(682)
Disposals and asset write-offs	21	2	–	–	23
Transfer to assets held for sale	–	85	–	–	85

Amortisation at 31 December 2013	(1,102)	(2,857)	(123)	–	(4,082)
Exchange adjustments	(13)	(63)	–	–	(76)
Charge for the year	(115)	(578)	(11)	–	(704)
Disposals and asset write-offs	17	6	–	–	23

Amortisation at 31 December 2014	(1,213)	(3,492)	(134)	–	(4,839)

Impairment at 1 January 2013	(39)	(729)	(129)	(52)	(949)
Exchange adjustments	–	9	–	1	10
Impairment losses	(6)	(702)	(11)	(26)	(745)
Disposals and asset write-offs	4	332	–	–	336

Impairment at 31 December 2013	(41)	(1,090)	(140)	(77)	(1,348)
Exchange adjustments	2	(18)	–	–	(16)
Impairment losses	(7)	(131)	(14)	(5)	(157)
Disposals and asset write-offs	4	–	–	–	4

Impairment at 31 December 2014	(42)	(1,239)	(154)	(82)	(1,517)

Total amortisation and impairment at 31 December 2013	(1,143)	(3,947)	(263)	(77)	(5,430)
Total amortisation and impairment at 31 December 2014	(1,255)	(4,731)	(288)	(82)	(6,356)

Net book value at 1 January 2013	450	7,402	177	2,132	10,161

Net book value at 31 December 2013	488	6,525	156	2,114	9,283

Net book value at 31 December 2014	563	5,550	134	2,073	8,320

The net book value of computer software includes £82 million (2013 – £247 million) of internally generated costs.

The charge for impairments in the year includes the impairments of Lovaza, reflecting a reassessment of the Group’s expectations on the likelihood of potential generic competition; Galapagos, Nanjing Meirui, Retigabine and BMS Middle East. The carrying value at 31 December 2014 of intangible assets, for which impairments have been charged or reversed in the year, following those impairments or reversals, was £121 million (2013 – £290 million).

162 GSK Annual Report 2014

19 Other intangible assets continued

Amortisation and impairment losses, net of reversals, have been charged in the income statement as follows:

	Amortisation		Net impairment losses

	2014 £m	2013 (restated) £m	2014 £m	2013 (restated) £m

Cost of sales	503	451	78	408
Selling, general and administration	86	128	7	6
Research and development	115	103	72	331

	704	682	157	745

Licences, patents, etc. includes a large number of acquired licences, patents, know-how agreements and marketing rights, which are either marketed or in use, or still in development. Note 38, ‘Acquisitions and disposals’ gives details of additions through business combinations in the year. The book values of the largest individual items are as follows:

	2014 £m	2013 £m

dolutegravir	1,680	1,769
Benlysta	1,104	1,142
FluLaval/Fluviral	415	466
Selzentry	217	235
Arzerra	–	271
Okairos technology platform	177	190
Lovaza	41	123
Duac	112	120
Toctino	91	110
Others	1,713	2,099

	5,550	6,525

Indefinite life brands comprise a portfolio of Consumer Healthcare products primarily acquired with the acquisitions of Sterling Winthrop, Inc. in 1994, Block Drug Company, Inc. in 2001 and CNS, Inc. in 2006, together with a number of pharmaceutical brands from the acquisition of Stiefel Laboratories, Inc. in 2009. The book values of the major brands are as follows:

	2014 £m	2013 £m

Panadol	393	393
Sensodyne	260	257
Stiefel trade name	200	199
Breathe Right	204	192
Physiogel	155	166
Polident	110	109
Biotene	67	106
Corega	98	97
Poligrip	68	67
Others	518	528

	2,073	2,114

Each of these brands is considered to have an indefinite life, given the strength and durability of the brand and the level of marketing support. The brands are in relatively similar stable and profitable market sectors, with similar risk profiles, and their size, diversification and market shares mean that the risk of market-related factors causing a reduction in the lives of the brands is considered to be relatively low. The Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factor which could limit their useful lives. Accordingly, they are not amortised.

Each brand is tested annually for impairment and other amortised intangible assets are tested when indicators of impairment arise. This testing applies a fair value less costs of disposal methodology, generally using post-tax cash flow forecasts with a terminal value calculation and a discount rate equal to the Group post-tax WACC of 7%, adjusted where appropriate for country and currency specific risks. This valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. The main assumptions include future sales price and volume growth, product contribution and the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition. The terminal growth rates applied of between nil and 3% are management’s estimates of future long-term average growth rates of the relevant markets. In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of these intangible assets.

GSK Annual Report 2014 163

Notes to the financial statements continued

20 Investments in associates and joint ventures

	Joint ventures £m	Associates £m	2014 Total £m	Joint ventures £m	Associates £m	2013 Total £m

At 1 January	15	308	323	22	557	579
Exchange adjustments	(1)	(18)	(19)	(3)	(109)	(112)
Additions	2	7	9	1	7	8
Disposals	–	(1)	(1)	(1)	(139)	(140)
Transfer to other investments	–	(13)	(13)	–	(37)	(37)
Distributions received	–	(5)	(5)	(2)	(16)	(18)
Other movements	–	16	16	–	–	–
(Loss)/profit after tax recognised in the consolidated income statement	(8)	38	30	(2)	45	43

At 31 December	8	332	340	15	308	323

Investments in joint ventures principally arise from a 50% interest in one joint venture, Japan Vaccine Co., Ltd., with Daiichi Sankyo Co., Ltd. The joint venture holds the development and commercial rights for existing preventative vaccines from both parent companies. It will supply vaccines including Human Papillomavirus (HPV) vaccine, Rotavirus vaccine, Seasonal flu vaccine, Mumps vaccine, Diphtheria Pertussis (DTP) vaccine and Measles Rubella vaccine (MRV) in Japan.

The Group held one significant associate at 31 December 2014, Aspen Pharmacare Holdings Limited. At 31 December 2014, the Group owned 56.5 million shares or 12.4% of Aspen. Aspen, listed on the Johannesburg Stock Exchange, is Africa’s largest pharmaceutical manufacturer and a major supplier of branded and generic pharmaceutical, healthcare and nutritional products to the southern African and selected international markets. The investment had a market value of £1,274 million (2013 – £872 million). Although the Group holds less than 20% of the ownership interest and voting control of Aspen, the Group has the ability to exercise significant influence through both its shareholding and its nominated director’s active participation on the Aspen Board of Directors.

Summarised balance sheet information in respect of Aspen is set out below:

	2014 £m	2013 £m

Non-current assets	2,336	1,442
Current assets	1,791	968

Current liabilities	(909)	(869)
Non-current liabilities	(1,955)	(672)

Net assets	1,263	869

The summarised balance sheet information in respect of Aspen is based on preliminary results information and analyst forecasts available at 31 December 2014 with adjustments for transactions between GSK and Aspen.

A reconciliation of the summarised financial information to the carrying amount of the Aspen investment is set out below:

	2014 £m	2013 £m

At 1 January	869	973
Profit for the year	313	247
Other comprehensive income	148	192
Exchange adjustments	(75)	(289)
Dividends paid	(44)	(45)
Other movements	52	(209)

At 31 December	1,263	869

Interest in associated undertaking at 12.4% (2013 – 12.4%)	157	108
Goodwill	117	121

Carrying value at 31 December	274	229

164 GSK Annual Report 2014

21 Other investments

	2014 £m	2013 £m

At 1 January	1,202	787
Exchange adjustments	63	(25)
Additions	95	132
Net fair value movements	(16)	379
Impairment losses	(25)	(71)
Transfer from investments in associates and joint ventures	–	58
Disposals	(205)	(58)

At 31 December	1,114	1,202

Other investments comprise non-current equity investments which are available-for-sale investments recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by management with reference to relevant available information, including the current market value of similar instruments and discounted cash flows of the underlying net assets. The Group holds a number of equity investments in entities where the Group has entered into research collaborations. Other investments include listed investments of £892 million (2013 – £1,000 million), the decrease arising from both disposals and fair value adjustments.

During 2014, one of the companies in which the Group holds an equity investment, Theravance, Inc. (Theravance), separated certain of its activities into a new biopharmaceutical company, Theravance Biopharma, Inc. (Theravance Biopharma). Theravance’s ongoing activities are focused on maximising the potential value of the respiratory assets partnered with the Group, including Relvar/Breo Ellipta and Anoro Ellipta. Theravance is eligible to receive royalty revenues from Relvar/Breo Ellipta and Anoro Ellipta and, if approved and commercialised, vilanterol monotherapy. Theravance Biopharma will carry on all of the other pre-separation activities of Theravance, including development of its pipeline (other than development assets partnered with GSK) and marketing of its one approved medicine.

At 31 December 2014, the Group held 27% of the common stock of Theravance and 26% of the common stock of Theravance Biopharma. Both are accounted for as equity investments as the Group does not have the power to exert significant influence over the activities of either company.

In 2004, the Group and Theravance entered into a governance agreement related to the Group’s investment in the company. Under the terms of this governance agreement, the Group does not have the right to appoint a director to the Theravance board, unless the Group’s holding in Theravance exceeds 50%, and must (with certain limited exceptions) vote its shares either in support of the recommendation of the independent directors of the board or in proportion to other shareholders’ votes cast. The governance agreement with Theravance expires in September 2015.

On the creation of Theravance Biopharma in 2014, the Group and Theravance Biopharma entered into a governance agreement similar in its terms to the agreement already in place with Theravance, but which expires in 2017. Under this agreement, the Group does not have the right to appoint a director to the Theravance Biopharma board and must (with certain limited exceptions) vote its shares either in support of the recommendation of the independent directors of the board or in proportion to other shareholders’ votes cast.

Net fair value movements include decreases in the value of the investments in Theravance of £280 million and Theravance Biopharma of £62 million.

On disposal of investments, fair value movements are reclassified from equity to the income statement based on average cost for shares acquired at different times.

The impairment losses recorded above have been recognised in the income statement for the year within Other operating income, together with amounts reclassified from the fair value reserve on recognition of the impairments. These impairments initially result from prolonged or significant declines in the fair value of the equity investments below acquisition cost, subsequent to which any further declines in fair value are immediately taken to the income statement.

The carrying value at 31 December of Other investments which have been impaired is as follows:

	2014 £m	2013 £m

Original cost	558	555
Cumulative impairments recognised in the income statement	(420)	(410)
Subsequent fair value increases	268	147

Carrying value at 31 December	406	292

22 Other non-current assets
	2014 £m	2013 £m

Amounts receivable under insurance contracts	447	396
Pension schemes in surplus	93	330
Other receivables	195	163

	735	889

GSK Annual Report 2014 165

Notes to the financial statements continued

23 Inventories

	2014 £m	2013 £m

Raw materials and consumables	1,156	937
Work in progress	1,604	1,450
Finished goods	1,471	1,513

	4,231	3,900

24 Trade and other receivables
	2014 £m	2013 £m

Trade receivables, net of provision for bad and doubtful debts	3,556	3,966
Other prepayments and accrued income	289	290
Interest receivable	9	9
Employee loans and advances	28	37
Other receivables	718	1,140

	4,600	5,442

Trade receivables include £134 million (2013 – £262 million) after provision for bad and doubtful debts (£162 million before provision, 2013 – £294 million) due from state hospital authorities in Greece, Ireland, Italy, Portugal and Spain. Trade receivables also include £28 million (2013 – £19 million) due from associates and joint ventures. Other receivables includes £8 million (2013– £233 million) due from associates and joint ventures.

Bad and doubtful debt provision	2014 £m	2013 £m

At 1 January	137	165
Exchange adjustments	(3)	(2)
Charge for the year	22	29
Subsequent recoveries of amounts provided for	(13)	(48)
Utilised	(1)	(7)

At 31 December	142	137

25 Cash and cash equivalents
	2014 £m	2013 £m

Cash at bank and in hand	1,313	2,549
Short-term deposits	3,025	2,985

	4,338	5,534

26 Assets held for sale
	2014 £m	2013 £m

Plant, equipment and vehicles	60	–
Goodwill	511	–
Other intangibles	543	1
Inventory	42	–

	1,156	1

Non-current assets are transferred to assets held for sale when it is expected that their carrying amounts will be recovered principally through disposal and a sale is considered highly probable. They are held at the lower of carrying amount and fair value less costs to sell.

As discussed in Note 43 Proposed Novartis transaction, GSK has announced that it will divest its marketed Oncology portfolio, related R&D activities and rights to its AKT inhibitors to Novartis AG, subject to approvals, as part of a three-part interconditional transaction. Assets associated with the Oncology business divestment have been classified as held for sale.

Included within Assets held for sale are assets which were written down to fair value less costs to sell of £26 million (2013 – £nil). The valuation methodology uses significant inputs which are not based on observable market data, therefore, this valuation is classified as level 3 in the fair value hierarchy.

166 GSK Annual Report 2014

27 Trade and other payables

		2014 £m	2013 £m

Trade payables		2,790	2,739
Wages and salaries		957	1,049
Social security		91	109
Other payables		301	906
Deferred income		62	167
Customer return and rebate accruals		1,774	1,599
Contingent consideration		105	3
Other accruals		1,878	1,745

		7,958	8,317

Customer return and rebate accruals are provided for by the Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers, including £1,308 million (2013 – £1,188 million) in respect of US Pharmaceuticals and Vaccines. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. As the amounts are estimated they may not fully reflect the final outcome and are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted quarterly in the light of historical experience of actual rebates, discounts or allowances given and returns made and any changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

At 31 December 2013, Other payables include £620 million in respect of the maximum potential amount payable to non-controlling shareholders in GlaxoSmithKline Pharmaceuticals Ltd, the Group’s pharmaceuticals subsidiary in India. This amount was an estimate in the prior year and was settled in March 2014 for £625 million (see Note 39).

Trade and other payables include £9 million (2013 – £9 million) due to associates and joint ventures.

28 Pensions and other post-employment benefits

Pension and other post-employment costs	2014 £m	2013 £m	2012 £m

UK pension schemes	125	139	(230)
US pension schemes	85	95	92
Other overseas pensions schemes	123	111	129
Unfunded post-retirement healthcare schemes	70	(175)	104

	403	170	95

Analysed as:
Funded defined benefit/hybrid pension schemes	267	283	(67)
Unfunded defined benefit pension schemes	34	30	14
Unfunded post-retirement healthcare schemes	70	(175)	104

Defined benefit schemes	371	138	51
Defined contribution pension schemes	32	32	44

	403	170	95

The net reduction in the post-retirement healthcare schemes cost in 2013 arises from the restructuring of US post-retirement medical obligations. The reduction in the UK pension scheme cost in 2012 relates to the one-off adjustments arising from the capping of future pensionable salary increases and a change in the basis of future discretionary pension increased from RPI to CPI in certain legacy plans. For further details see page 168.

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

	2014 £m	2013 £m	2012 £m

Cost of sales	117	104	(2)
Selling, general and administration	194	27	114
Research and development	60	7	(61)

	371	138	51

GSK entities operate pension arrangements which cover the Group’s material obligations to provide pensions to retired employees. These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by state schemes; by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee; or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service. Some ‘hybrid’ defined benefit schemes also include defined contribution sections.

GSK Annual Report 2014 167

Notes to the financial statements continued

28 Pensions and other post-employment benefits continued

Pension costs of defined benefit schemes for accounting purposes have been calculated using the projected unit method. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Formal, independent, actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years.

Actuarial movements in the year are recognised through the statement of comprehensive income. Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. Projected inflation rate and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest Gilts. In the UK, mortality rates are determined by adjusting the SAPS standard mortality tables to reflect recent scheme experience. These rates are then projected to reflect improvements in life expectancy in line with the CMI projections with a long-term rate of improvement of 1.25% per year for both males and females. In the USA, mortality rates are calculated using the RP2014 white collar table adjusted to reflect recent experience. These rates are projected using scale BB-2D to allow for future improvements in life expectancy.

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2034 for an individual then at the age of 60 is as follows:

		UK		USA

	Male Years	Female Years	Male Years	Female Years

Current	28.0	30.2	27.0	28.7
Projected for 2034	30.1	32.2	28.7	30.4

The assets of funded schemes are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund, or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. The Group reviewed the investment strategy of the UK plans in 2011 and the asset allocation for the UK plans has been adjusted to approximately 55% return seeking assets and 45% liability matching assets. In 2013, the target asset allocation of the US plans was also updated to 55% return seeking assets and 45% liability matching assets.

The Pension Plans are exposed to risk that arises because the estimated market value of the Plans’ assets might decline, the investment returns might reduce, or the estimated value of the Plans’ liabilities might increase.

In line with the agreed mix of return seeking assets to generate future returns and liability matching assets to better match future pension obligations, the Group has defined an overall long-term investment strategy for the Plans, with investments across a broad range of assets. The main market risks within the asset and hedging portfolio are against credit risk, interest rates, long-term inflation, equities, property, and bank counterparty risk.

The Plan liabilities are a series of future cash flows with relatively long duration. On an IAS 19R basis, these cash flows are sensitive to changes in the expected long-term inflation rate and the discount rate (AA corporate bond yield curve) where an increase in long-term inflation corresponds with an increase in the liabilities, and an increase in the discount rate corresponds with a decrease in the liabilities.

In the UK the defined benefit pension schemes operated for the benefit of former Glaxo Wellcome employees and former SmithKline Beecham employees remain separate. These schemes were closed to new entrants in 2001 and subsequent UK employees are entitled to join a defined contribution scheme. In the USA the former Glaxo Wellcome and SmithKline Beecham defined benefit schemes were merged during 2001. In addition, the Group operates a number of post-retirement healthcare schemes, the principal one of which is in the USA.

During 2013, the Group restructured US post-retirement medical obligations for both active and retired members under the age of 65. The prior plan for participants over 65, paid for medical expenses in excess of those covered by Medicare Part A and Part B as well as for prescription drugs. Under the new arrangement these participants will instead be eligible to receive an amount, from age 65, from a health reimbursement account, based on years of service, subject to an inflation linked maximum of $1,500 per year. Those already retired and over the age of 65 have also been given the option to switch to this new arrangement. The impact of this change in 2013 is a credit to the income statement of £279 million and a similar reduction in the post-retirement obligation.

During 2012, the Group changed its policy towards granting discretionary pension increases in the SmithKline Beecham defined benefit schemes. In the year, the Group also introduced a limit for all UK defined benefit schemes of 2% per year on the rate at which pensionable pay may increase.

The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

			UK			USA		Rest of World

	2014 % pa	2013 % pa	2012 % pa	2014 % pa	2013 % pa	2012 % pa	2014 % pa	2013 % pa	2012 % pa

Rate of increase of future earnings	2.00	2.00	2.00	4.00	4.00	4.00	2.60	2.80	3.00
Discount rate	3.60	4.50	4.40	3.80	4.60	3.80	2.00	3.40	3.30
Expected pension increases	3.00	3.40	3.00	n/a	n/a	n/a	2.00	2.10	1.90
Cash balance credit/conversion rate	n/a	n/a	n/a	3.00	4.20	3.35	0.50	0.90	1.30
Inflation rate	3.00	3.40	3.00	2.25	2.25	2.25	1.40	1.80	1.70

168 GSK Annual Report 2014

28 Pensions and other post-employment benefits continued

The amounts recorded in the income statement and statement of comprehensive income for the three years ended 31 December 2014 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

				Pensions	Post-retirement benefits

2014	UK £m	USA £m	Rest of World £m	Group £m	Group £m

Amounts charged to operating profit
Current service cost	119	66	90	275	24
Past service cost/(credit)	7	1	(11)	(3)	(8)
Net interest (credit)/cost	(7)	14	14	21	54
Gains from settlements	–	–	(4)	(4)	–
Expenses	6	4	2	12	–

	125	85	91	301	70

Remeasurements recorded in the statement of comprehensive income	(629)	(223)	(244)	(1,096)	(85)

				Pensions	Post-retirement benefits

2013	UK £m	USA £m	Rest of World £m	Group £m	Group £m

Amounts charged to operating profit
Current service cost	117	74	89	280	37
Past service cost/(credit)	4	–	(31)	(27)	(273)
Net interest cost	12	17	17	46	61
Expenses	6	4	4	14	–

	139	95	79	313	(175)

Remeasurements recorded in the statement of comprehensive income	349	257	74	680	167

				Pensions	Post-retirement benefits

2012	UK £m	USA £m	Rest of World £m	Group £m	Group £m

Amounts charged to operating profit
Current service cost	130	66	75	271	36
Past service (credit)/cost	(391)	–	–	(391)	2
Net interest cost	31	26	10	67	66

	(230)	92	85	(53)	104

Remeasurements recorded in the statement of comprehensive income	(384)	48	(230)	(566)	(119)

The past service credit of £273 million in 2013 includes an amount of £279 million in relation to the restructuring of the US post-retirement medical obligations. The past service credit of £391 million in 2012 reflects the adjustments of £395 million related to the capping of future pensionable salary increases and a change in the basis of future discretionary pension increases from RPI to CPI in certain legacy plans. For further details see page 168.

The amounts included within past service costs include £7 million (2013 – £nil; 2012 – £4 million) of augmentation costs arising from major restructuring programmes (see Note 29, ‘Other provisions’).

GSK Annual Report 2014 169

Notes to the financial statements continued

28 Pensions and other post-employment benefits continued

A summarised balance sheet presentation of the Group defined benefit pension schemes and other post-retirement benefits is set out in the table below:

	2014 £m	2013 £m	2012 £m

Recognised in Other non-current assets:
Pension schemes in surplus	93	330	124

Recognised in Pensions and other post-employment benefits:
Pension schemes in deficit	(1,782)	(943)	(1,436)
Post-retirement benefits	(1,397)	(1,246)	(1,685)

	(3,179)	(2,189)	(3,121)

The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

At 31 December 2014		UK £m	USA £m	Rest of World £m	Group £m

Equities:	– listed	6,734	1,203	325	8,262
	– unlisted	247	–	9	256
Property:	– unlisted	256	146	4	406
Corporate bonds:	– listed	1,403	921	97	2,421
	– unlisted	247	–	25	272
Government bonds:	– listed	2,489	152	603	3,244
Insurance contracts		803	–	378	1,181
Other assets		(127)	109	88	70

Fair value of assets		12,052	2,531	1,529	16,112
Present value of scheme obligations		(12,492)	(3,133)	(2,176)	(17,801)

Recognised on the balance sheet		(440)	(602)	(647)	(1,689)

Included in other non-current assets		72	–	21	93
Included in pensions and other post-employment benefits		(512)	(602)	(668)	(1,782)

		(440)	(602)	(647)	(1,689)

Actual return on plan assets		977	99	181	1,257

In October 2013, the UK schemes entered into repurchase agreements to gain exposure to index-linked gilts. The related loan is also included within ‘Other assets’ at a value of £(537) million (2013 – £(407) million; 2012 – £nil).

At 31 December 2013		UK £m	USA £m	Rest of World £m	Group £m

Equities:	– listed	6,474	1,202	422	8,098
	– unlisted	–	–	9	9
Property:	– unlisted	254	131	5	390
Corporate bonds:	– listed	1,484	531	57	2,072
	– unlisted	–	–	20	20
Government bonds:	– listed	2,376	320	517	3,213
Insurance contracts		775	–	366	1,141
Other assets		(119)	330	71	282

Fair value of assets		11,244	2,514	1,467	15,225
Present value of scheme obligations		(11,132)	(2,793)	(1,913)	(15,838)

Recognised on the balance sheet		112	(279)	(446)	(613)

Included in other non-current assets		292	–	38	330
Included in pensions and other post-employment benefits		(180)	(279)	(484)	(943)

		112	(279)	(446)	(613)

Actual return on plan assets		1,383	218	98	1,699

170 GSK Annual Report 2014

28 Pensions and other post-employment benefits continued

At 31 December 2012		UK £m	USA £m	Rest of World £m	Group £m

Equities:	– listed	5,270	1,018	276	6,564
Property:	– unlisted	265	116	5	386
Corporate bonds:	– listed	1,439	586	19	2,044
Government bonds:	– listed	2,054	427	657	3,138
Insurance contracts		751	–	327	1,078
Other assets		202	374	93	669

Fair value of assets		9,981	2,521	1,377	13,879
Present value of scheme obligations		(10,298)	(2,979)	(1,914)	(15,191)

Recognised on the balance sheet		(317)	(458)	(537)	(1,312)

Included in other non-current assets		103	–	21	124
Included in pensions and other post-employment benefits		(420)	(458)	(558)	(1,436)

		(317)	(458)	(537)	(1,312)

Actual return on plan assets		665	308	118	1,091

				Pensions	Post-retirement benefits

Movements in fair values of assets	UK £m	USA £m	Rest of World £m	Group £m	Group £m

Assets at 1 January 2012	9,119	2,455	1,284	12,858	–
Exchange adjustments	–	(125)	(56)	(181)	–
Interest income	381	97	55	533	–
Remeasurement	284	211	63	558	–
Employer contributions	497	52	86	635	76
Scheme participants’ contributions	33	–	9	42	15
Benefits paid	(333)	(169)	(58)	(560)	(91)
Settlements and curtailments	–	–	(6)	(6)	–

Assets at 31 December 2012	9,981	2,521	1,377	13,879	–
Exchange adjustments	–	(49)	(45)	(94)	–
Interest income	385	96	45	526	–
Expenses	(6)	(4)	(4)	(14)	–
Remeasurement	998	122	53	1,173	–
Employer contributions	219	20	104	343	76
Scheme participants’ contributions	26	–	10	36	15
Benefits paid	(359)	(192)	(73)	(624)	(91)

Assets at 31 December 2013	11,244	2,514	1,467	15,225	–
Exchange adjustments	–	154	(101)	53	–
Interest income	437	112	47	596	–
Expenses	(6)	(4)	(2)	(12)	–
Settlements and curtailments	–	–	(65)	(65)	–
Remeasurement	540	(13)	134	661	–
Employer contributions	202	19	102	323	70
Scheme participants’ contributions	34	–	10	44	10
Benefits paid	(399)	(251)	(63)	(713)	(80)

Assets at 31 December 2014	12,052	2,531	1,529	16,112	–

The UK defined benefit schemes include defined contribution sections with account balances totalling £1,501 million at 31 December 2014 (2013 – £1,366 million; 2012 – £1,112 million).

During 2014, the Group made special funding contributions to the UK pension schemes totalling £85 million (2013 – £93 million; 2012 – £366 million) and £nil (2013 – £nil; 2012 – £32 million) to the US scheme. In 2013, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31 December 2011 actuarial funding valuation. Based on the funding agreements following the 2011 valuation, the additional contributions are expected to be £85 million in 2015. The contributions were based on a government bond yield curve approach to selecting the discount rate; the rate chosen included an allowance for expected investment returns which reflected the asset mix of the schemes.

Employer contributions for 2015, including special funding contributions, are estimated to be approximately £320 million in respect of defined benefit pension schemes and £70 million in respect of post-retirement benefits.

GSK Annual Report 2014 171

Notes to the financial statements continued

28 Pensions and other post-employment benefits continued

				Pensions	Post-retirement benefits

Movements in defined benefit obligations	UK £m	USA £m	Rest of World £m	Group £m	Group £m

Obligations at 1 January 2012	(9,779)	(2,945)	(1,610)	(14,334)	(1,616)
Exchange adjustments	–	149	74	223	78
Service cost	(130)	(66)	(75)	(271)	(36)
Past service cost	391	–	–	391	(2)
Interest cost	(412)	(123)	(65)	(600)	(66)
Settlements and curtailments	–	–	6	6	–
Remeasurement	(668)	(163)	(293)	(1,124)	(119)
Scheme participants’ contributions	(33)	–	(9)	(42)	(15)
Benefits paid	333	169	58	560	91

Obligations at 31 December 2012	(10,298)	(2,979)	(1,914)	(15,191)	(1,685)
Exchange adjustments	–	46	37	83	9
Service cost	(117)	(74)	(89)	(280)	(37)
Past service cost	(4)	–	31	27	273
Interest cost	(397)	(113)	(62)	(572)	(61)
Other movements	–	–	–	–	12
Remeasurement	(649)	135	21	(493)	167
Scheme participants’ contributions	(26)	–	(10)	(36)	(15)
Benefits paid	359	192	73	624	91

Obligations at 31 December 2013	(11,132)	(2,793)	(1,913)	(15,838)	(1,246)
Exchange adjustments	–	(188)	139	(49)	(68)
Service cost	(119)	(66)	(90)	(275)	(24)
Past service cost	(7)	(1)	11	3	8
Interest cost	(430)	(126)	(61)	(617)	(54)
Settlements and curtailments	–	–	69	69	–
Other movements	–	–	(6)	(6)	2
Remeasurement	(1,169)	(210)	(378)	(1,757)	(85)
Scheme participants’ contributions	(34)	–	(10)	(44)	(10)
Benefits paid	399	251	63	713	80

Obligations at 31 December 2014	(12,492)	(3,133)	(2,176)	(17,801)	(1,397)

The UK defined benefit schemes include defined contribution sections with obligations totalling £1,501 million at 31 December 2014 (2013 – £1,366 million; 2012 – £1,112 million).

The defined benefit pension obligation is analysed as follows:

	2014 £m	2013 £m	2012 £m

Funded	(17,350)	(15,432)	(14,789)
Unfunded	(451)	(406)	(402)

	(17,801)	(15,838)	(15,191)

The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 6.75% (2013 – 6.5%), grading down to 5.0% in 2022 and thereafter. During 2013, the US post-retirement healthcare scheme was amended (see page 168 for further details). The impact of this change is a one-off reduction in the post-retirement obligation of £279 million. At 31 December 2014, the US post-retirement healthcare scheme obligation was £1,191 million (2013 – £1,066 million; 2012 – £1,504 million).

Post-retirement benefits are unfunded.

172 GSK Annual Report 2014

28 Pensions and other post-employment benefits continued

The movement in the net defined benefit liability is as follows:

	Fair value of assets £m	Present value of obligation £m	Net total £m

At 1 January 2012	12,858	(14,334)	(1,476)
Exchange adjustments	(181)	223	42
Service cost	–	(271)	(271)
Past service cost	–	391	391
Interest income/(cost)	533	(600)	(67)
Settlements and curtailments	(6)	6	–
Remeasurements:
Return on plan assets, excluding amounts included in interest	558	–	558
Gain from change in demographic assumptions	–	55	55
Loss from change in financial assumptions	–	(1,071)	(1,071)
Experience losses	–	(108)	(108)
Employers contributions	635	–	635
Scheme participants’ contributions	42	(42)	–
Benefits paid	(560)	560	–

At 31 December 2012	13,879	(15,191)	(1,312)
Exchange adjustments	(94)	83	(11)
Service cost	–	(280)	(280)
Past service cost	–	27	27
Interest income/(cost)	526	(572)	(46)
Remeasurements:
Return on plan assets, excluding amounts included in interest	1,173	–	1,173
Loss from change in demographic assumptions	–	(89)	(89)
Loss from change in financial assumptions	–	(118)	(118)
Experience losses	–	(286)	(286)
Employers contributions	343	–	343
Scheme participants’ contributions	36	(36)	–
Benefits paid	(624)	624	–
Expenses/other movements	(14)	–	(14)

At 31 December 2013	15,225	(15,838)	(613)
Exchange adjustments	53	(49)	4
Service cost	–	(275)	(275)
Past service cost	–	3	3
Interest income/(cost)	596	(617)	(21)
Settlements and curtailments	(65)	69	4
Remeasurements:
Return on plan assets, excluding amounts included in interest	661	–	661
Loss from change in demographic assumptions	–	(64)	(64)
Loss from change in financial assumptions	–	(1,578)	(1,578)
Experience losses	–	(115)	(115)
Employers contributions	323	–	323
Scheme participants’ contributions	44	(44)	–
Benefits paid	(713)	713	–
Expenses/other movements	(12)	(6)	(18)

At 31 December 2014	16,112	(17,801)	(1,689)

The remeasurements included within post-retirement benefits are detailed below:

	2014 £m	2013 £m	2012 £m

Gain/(loss) from change in demographic assumptions	10	(1)	1
(Loss)/gain from change in financial assumptions	(120)	143	(132)
Experience gains	25	25	12

	(85)	167	(119)

GSK Annual Report 2014 173

Notes to the financial statements continued

28 Pensions and other post-employment benefits continued

The defined benefit pension obligation analysed by membership category is as follows:

	2014 £m	2013 £m	2012 £m

Active	5,422	5,053	4,695
Retired	7,967	7,137	6,930
Deferred	4,412	3,648	3,566

	17,801	15,838	15,191

The post-retirement benefit obligation analysed by membership category is as follows:
	2014 £m	2013 £m	2012 £m

Active	590	545	708
Retired	805	699	975
Deferred	2	2	2

	1,397	1,246	1,685

The weighted average duration of the defined benefit obligation is as follows:
	2014 years	2013 years	2012 years

Pension benefits	16	16	16

Post-retirement benefits	12	12	11

Sensitivity analysis

Effect of changes in assumptions used on the benefit obligations and on the 2015 annual defined benefit pension and post retirement costs after the revisions to IAS 19.

£m

A 0.25% decrease in discount rate would have the following approximate effect:

Increase in annual pension cost	32
Decrease in annual post-retirement benefits cost	(1)
Increase in pension obligation	645
Increase in post-retirement benefits obligation	43

A one year increase in life expectancy would have the following approximate effect:

Increase in annual pension cost	20
Increase in annual post-retirement benefits cost	2
Increase in pension obligation	454
Increase in post-retirement benefits obligation	37

A 1% increase in the rate of future healthcare inflation would have the following approximate effect:

Increase in annual post-retirement benefits cost	4
Increase in post-retirement benefits obligation	63

A 0.25% increase in inflation would have the following approximate effect:

Increase in annual pension cost	21
Increase in pension obligation	431

174 GSK Annual Report 2014

29 Other provisions

	Legal and other disputes £m	Major restructuring programmes £m	Employee related provisions £m	Integration and manufacturing re-organisation £m	Other provisions £m	Total £m

At 1 January 2014	646	349	260	8	281	1,544
Exchange adjustments	37	10	2	1	1	51
Charge for the year	549	267	20	–	61	897
Reversed unused	(2)	(4)	–	(5)	(9)	(20)
Unwinding of discount	(1)	5	–	–	11	15
Utilised	(709)	(110)	(31)	(4)	(35)	(889)
Reclassifications and other movements	–	3	1	–	(19)	(15)
Transfer to Pension obligations	–	7	–	–	–	7

At 31 December 2014	520	527	252	–	291	1,590

To be settled within one year	496	298	76	–	175	1,045
To be settled after one year	24	229	176	–	116	545

At 31 December 2014	520	527	252	–	291	1,590

Legal and other disputes

The Group is involved in a substantial number of legal and other disputes, including notification of possible claims, as set out in Note 45 ‘Legal proceedings’. Provisions for legal and other disputes include amounts relating to product liability (principally relating to Avandia, and Paxil), anti-trust (principally relating to Wellbutrin XL and Lamictal), government investigations (principally relating to the China settlement and SEC/DOJ and SFO related investigations), contract terminations, self insurance, environmental clean-up and property rental.

The charge for the year of £549 million (£547 million net of reversals and estimated insurance recoveries) included a £301 million fine paid to the Chinese government and provisions for product liability cases regarding Paxil and other products, commercial disputes and various other government investigations.

The discount on the provisions decreased by £nil in 2014 (2013 – £nil) and was calculated using risk-adjusted projected cash flows and risk-free rates of return. The movement in 2014 includes an increase of £1 million (2013 – £nil) arising from a change in the discount rate in the year.

In respect of product liability claims related to certain products, there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

It is in the nature of the Group’s business that a number of these matters may be the subject of negotiation and litigation over many years. Litigation proceedings, including the various appeal procedures, often take many years to reach resolution, and out-of-court settlement discussions can also often be protracted.

The Group is in potential settlement discussions in a number of the disputes for which amounts have been provided and, based on its current assessment of the progress of these disputes, estimates that £0.5 billion of the amount provided at 31 December 2014 will be settled within one year. At 31 December 2014, it was expected that £nil (2013 – £1 million) of the provision made for legal and other disputes will be reimbursed by third party insurers. This amount is included within the Other receivables balances in Note 22 ‘Other non-current assets’ and Note 24, ‘Trade and other receivables’. For a discussion of legal issues, see Note 45, ‘Legal proceedings’.

Major restructuring programmes

In October 2007 the Group announced the Operational Excellence programme to improve the effectiveness and productivity of its operations (see Note 10, ‘Major restructuring costs’). This was substantially complete at the end of 2014. In addition, in 2013, the Group initiated the Major Change restructuring programme focused on opportunities to simplify supply chain processes, build the Group’s capabilities in manufacturing and R&D and restructure the European Pharmaceuticals business.

The new Pharmaceuticals restructuring programme, announced in October 2014, will rescale commercial operations, global support functions and the relevant R&D/manufacturing operations across Pharmaceuticals.

Provisions for staff severance payments are made when management has made a formal decision to eliminate certain positions and this has been communicated to the groups of employees affected and appropriate consultation procedures completed, where appropriate.

No provision is made for staff severance payments that are made immediately.

Pension augmentations arising from staff redundancies of £7 million (2013 – £nil) have been charged during the year and then transferred to the pension obligations provision as shown in Note 28, ‘Pensions and other post-employment benefits’. Asset write-downs have been recognised as impairments of property, plant and equipment in Note 17, ‘Property, plant and equipment’. The majority of the amounts provided are expected to be utilised in the next two years.

Employee related provisions

Employee related provisions include obligations for certain medical benefits to disabled employees and their spouses in the USA. At 31 December 2014, the provision for these benefits amounted to £114 million (2013 – £111 million). Other employee benefits reflect a variety of provisions for severance costs, jubilee awards and other long-service benefits.

Other provisions

Included in other provisions are insurance provisions of £83 million (2013 – £31 million), onerous property lease provisions of £33 million (2013 – £33 million) and a number of other provisions including vehicle insurance and regulatory matters.

GSK Annual Report 2014 175

Notes to the financial statements continued

30 Other non-current liabilities

	2014 £m	2013 £m

Accruals and deferred income	92	101
Contingent consideration	1,619	958
Other payables	690	645

	2,401	1,704

The contingent consideration primarily relates to the acquisition of the 50% share of the Shionogi-ViiV Healthcare joint venture previously held by Shionogi & Co Ltd in 2012.

31 Contingent liabilities

At 31 December 2014, contingent liabilities, comprising guarantees, discounted bills and other items arising in the normal course of business, amounted to £185 million (2013 – £198 million). At 31 December 2014, £nil (2013 – £nil) of financial assets were pledged as collateral for contingent liabilities. Provision is made for the outcome of tax, legal and other disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. At 31 December 2014, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote. Descriptions of the significant tax, legal and other disputes to which the Group is a party are set out in Note 14, ‘Taxation’ and Note 45, ‘Legal proceedings’.

32 Net debt

	Listing exchange	2014 £m	2013 £m

Current assets:
Liquid investments		69	66
Cash and cash equivalents		4,338	5,534

		4,407	5,600

Short-term borrowings:
Commercial paper		(656)	(1,491)
Bank loans and overdrafts		(379)	(352)
Obligations under finance leases		(28)	(27)
4.375% US$ US Medium Term Note 2014	London Stock Exchange	–	(919)
0.75% US$ US Medium Term Note 2015	New York Stock Exchange	(641)	–
3.875% € European Medium Term Note 2015	London Stock Exchange	(1,239)	–

		(2,943)	(2,789)

Long-term borrowings:
0.75% US$ US Medium Term Note 2015	New York Stock Exchange	–	(601)
3.875% € European Medium Term Note 2015	London Stock Exchange	–	(1,330)
0.7% US$ US Medium Term Note 2016	New York Stock Exchange	(800)	(751)
1.50% US$ US Medium Term Note 2017	New York Stock Exchange	(1,278)	(1,199)
5.625% € European Medium Term Note 2017	London Stock Exchange	(967)	(1,038)
5.65% US$ US Medium Term Note 2018	New York Stock Exchange	(1,760)	(1,653)
0.625% € European Medium Term Note 2019	London Stock Exchange	(1,154)	–
2.85% US$ US Medium Term Note 2022	New York Stock Exchange	(1,271)	(1,193)
2.8% US$ US Medium Term Note 2023	New York Stock Exchange	(792)	(743)
1.375% € European Medium Term Note 2024	London Stock Exchange	(764)	–
4.00% € European Medium Term Note 2025	London Stock Exchange	(575)	(618)
3.375% £ European Medium Term Note 2027	London Stock Exchange	(591)	(591)
5.25% £ European Medium Term Note 2033	London Stock Exchange	(984)	(983)
5.375% US$ US Medium Term Note 2034	London Stock Exchange	(318)	(299)
6.375% US$ US Medium Term Note 2038	New York Stock Exchange	(1,747)	(1,641)
6.375% £ European Medium Term Note 2039	London Stock Exchange	(695)	(694)
5.25% £ European Medium Term Note 2042	London Stock Exchange	(987)	(987)
4.2% US$ US Medium Term Note 2043	New York Stock Exchange	(313)	(294)
4.25% £ European Medium Term Note 2045	London Stock Exchange	(788)	(788)
Obligations under finance leases		(57)	(53)

		(15,841)	(15,456)

Net debt		(14,377)	(12,645)

176 GSK Annual Report 2014

32 Net debt continued

Current assets

Liquid investments are classified as available-for-sale investments. At 31 December 2014, they included US Treasury Notes and other government bonds. The effective interest rate on liquid investments at 31 December 2014 was approximately 0.3% (2013 – approximately 0.5%). Liquid investment balances at 31 December 2014 earning interest at floating rates amount to £69 million (2013 – £65 million). Liquid investment balances at 31 December 2014 earning interest at fixed rates are immaterial (2013 – £1 million).

The effective interest rate on cash and cash equivalents at 31 December 2014 was approximately 1.6% (2013 – approximately 1.3%). Cash and cash equivalents at 31 December 2014 earning interest at floating and fixed rates amount to £4,243 million and £1 million respectively (2013 – £5,298 million and £1 million).

GSK’s policy regarding the credit quality of cash and cash equivalents is referred to in Note 41, ‘Financial instruments and related disclosures’.

Short-term borrowings

GSK has a $10 billion (£6.4 billion) US commercial paper programme, of which $1.0 billion (£0.7 billion) was in issue at 31 December 2014 (2013 – $2.5 billion (£1.5 billion)). GSK also has £1.9 billion of five year committed medium-term facilities and $2.5 billion (£1.6 billion) of 364 day committed facilities. These facilities were put in place in September 2012 and September 2014 respectively and were undrawn at 31 December 2014. Liquid investments, cash and cash equivalents were as shown in the table on page 176.

The weighted average interest rate on current bank loans and overdrafts at 31 December 2014 was 4.28% (2013 – 3.7%). The weighted average interest rate on commercial paper borrowings at 31 December 2014 was 0.22% (2013 – 0.18%).

Long-term borrowings

At the year-end, GSK had long-term borrowings of £15.8 billion (2013 – £15.5 billion) of which £9.8 billion (2013 – £8.8 billion) falls due in more than five years. The average effective pre-swap interest rate of all notes in issue at 31 December 2014 was approximately 3.8% (2013 – approximately 4.5%).

Long-term borrowings repayable after five years carry interest at effective rates between 1.55% and 6.41%. The repayment dates range from 2022 to 2045.

Pledged assets

The Group has pledged investments in US Treasury Notes with a par value of $105 million (£67 million), (2013 – $105 million (£63 million)) as security against irrevocable letters of credit issued on the Group’s behalf in respect of the Group’s self-insurance activity. Provisions in respect of self-insurance are included within the provisions for legal and other disputes discussed in Note 29, ‘Other provisions’. In addition, £32 million (2013 – £48 million) of assets included in Note 22, ‘Other non-current assets’, which do not form part of Net debt, were pledged as collateral against future rental payments under operating lease arrangements entered into by Human Genome Sciences, Inc. prior to its acquisition by the Group.

Finance lease obligations	2014 £m	2013 £m

Rental payments due within one year	31	29
Rental payments due between one and two years	23	24
Rental payments due between two and three years	19	16
Rental payments due between three and four years	13	9
Rental payments due between four and five years	3	4
Rental payments due after five years	2	5

Total future rental payments	91	87
Future finance charges	(6)	(7)

Total finance lease obligations	85	80

GSK Annual Report 2014 177

Notes to the financial statements continued

33 Share capital and share premium account

	Ordinary Shares of 25p each		Share premium

	Number	£m	£m

Share capital authorised
At 31 December 2012	10,000,000,000	2,500
At 31 December 2013	10,000,000,000	2,500
At 31 December 2014	10,000,000,000	2,500

Share capital issued and fully paid
At 1 January 2012	5,550,203,098	1,387	1,673
Issued under employee share schemes	28,045,821	7	349
Share capital cancelled	(180,652,950)	(45)	–

At 31 December 2012	5,397,595,969	1,349	2,022
Issued under employee share schemes	44,610,727	12	573
Share capital cancelled	(100,000,000)	(25)	–

At 31 December 2013	5,342,206,696	1,336	2,595
Issued under employee share schemes	13,090,536	3	164

At 31 December 2014	5,355,297,232	1,339	2,759

	31 December 2014 000	31 December 2013 000

Number of shares issuable under employee share schemes (Note 42)	88,801	91,303

Number of unissued shares not under option	4,555,902	4,566,351

At 31 December 2014, of the issued share capital, 52,734,605 shares were held in the ESOP Trusts, 491,515,950 shares were held as Treasury shares and 4,811,046,677 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trusts are disclosed in Note 42, ‘Employee share schemes’.

A total of 15 million shares were purchased by the company during 2014 at a cost of £238 million.

Monthly purchases of shares during 2014 were as follows:

	Number of shares 000	Average share price excluding commission and stamp duty £

February	1,741,006	16.27
May	6,718,745	16.21
June	6,245,765	15.90

Total	14,705,516	16.09

For details of substantial shareholdings refer to page 242

178 GSK Annual Report 2014

34 Movements in equity

Retained earnings and other reserves amounted to £165 million at 31 December 2014 (2013 – £3,066 million; 2012 – £2,429 million) of which £337 million (2013 – £307 million; 2012 – £372 million) relates to joint ventures and associated undertakings. The cumulative translation exchange in equity is as follows:

	Net translation exchange included in:

	Retained earnings £m	Fair value reserve £m	Non- controlling interests £m	Total translation exchange £m

At 1 January 2012	1,049	15	(68)	996
Exchange movements on overseas net assets	(203)	(23)	(30)	(256)

At 31 December 2012	846	(8)	(98)	740
Exchange movements on overseas net assets	(260)	5	(35)	(290)

At 31 December 2013	586	(3)	(133)	450
Exchange movements on overseas net assets	(504)	7	16	(481)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	(219)	–	–	(219)

At 31 December 2014	(137)	4	(117)	(250)

The analysis of other comprehensive income by equity category is as follows:

2014	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m

Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	(504)	7	–	(497)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	(219)	–	–	(219)
Deferred tax on exchange movements	(2)	–	–	(2)
Fair value movements on available-for-sale investments	–	29	–	29
Deferred tax on fair value movements on available-for-sale investments	–	(78)	–	(78)
Reclassification of fair value movements on available-for-sale investments	–	(155)	–	(155)
Deferred tax on reclassification of fair value movements on available-for-sale investments	–	58	–	58
Reclassification of cash flow hedges to income statement	–	(5)	–	(5)
Fair value movements on cash flow hedges	–	5	–	5
Deferred tax on fair value movements on cash flow hedges	–	(1)	–	(1)
Share of other comprehensive income of associates and joint ventures	18	–	–	18

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	–	–	16	16
Actuarial losses on defined benefit plans	(1,181)	–	–	(1,181)
Deferred tax on actuarial movements in defined benefit plans	262	–	–	262

Other comprehensive (expense)/income for the year	(1,626)	(140)	16	(1,750)

2013	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m

Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	(260)	5	–	(255)
Fair value movements on available-for-sale investments	–	367	–	367
Deferred tax on fair value movements on available-for-sale investments	–	(29)	–	(29)
Reclassification of fair value movements on available-for-sale investments	–	(38)	–	(38)
Deferred tax on reclassification of fair value movements on available-for-sale investments	–	7	–	7
Reclassification of cash flow hedges to income statement	–	2	–	2
Fair value movements on cash flow hedges	–	(9)	–	(9)
Deferred tax on fair value movements on cash flow hedges	–	1	–	1
Share of other comprehensive income of associates and joint ventures	15	–	–	15

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	–	–	(35)	(35)
Actuarial gains on defined benefit plans	847	–	–	847
Deferred tax on actuarial movements in defined benefit plans	(286)	–	–	(286)

Other comprehensive income/(expense) for the year	316	306	(35)	587

GSK Annual Report 2014 179

Notes to the financial statements continued

34 Movements in equity continued

2012		Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m

Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges		(203)	(23)	–	(226)
Fair value movements on available-for-sale investments		–	77	–	77
Deferred tax on fair value movements on available-for-sale investments		–	(10)	–	(10)
Reclassification of fair value movements on available-for-sale investments		–	(19)	–	(19)
Deferred tax on reclassification of fair value movements on available-for-sale investments		–	10	–	10
Reclassification of cash flow hedges to income statement		–	2	–	2
Fair value movements on cash flow hedges		–	(6)	–	(6)
Share of other comprehensive income of associates and joint ventures		30	–	–	30

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests		–	–	(30)	(30)
Actuarial losses on defined benefit plans		(685)	–	–	(685)
Deferred tax on actuarial movements in defined benefit plans		193	–	–	193

Other comprehensive (expense)/income for the year		(665)	31	(30)	(664)

The analysis of other reserves is as follows:
	ESOP Trust shares £m	Fair value reserve £m	Cash flow hedge reserve £m	Other reserves £m	Total £m

At 1 January 2012	(492)	70	(6)	2,030	1,602
Transferred to income and expense in the year on disposals	–	(18)	2	–	(16)
Transferred to income and expense in the year on impairment	–	(1)	–	–	(1)
Net fair value movement in the year	–	54	(6)	–	48
Ordinary Shares purchased and cancelled	–	–	–	45	45
Ordinary Shares acquired by ESOP Trusts	(37)	–	–	–	(37)
Ordinary Shares transferred by ESOP Trusts	58	–	–	–	58
Write-down of shares held by ESOP Trusts	80	–	–	–	80
Forward contract on non-controlling interest	–	–	–	8	8

At 31 December 2012	(391)	105	(10)	2,083	1,787
Transferred to income and expense in the year on disposals	–	(38)	2	–	(36)
Transferred to income and expense in the year on impairment	–	(1)	–	–	(1)
Net fair value movement in the year	–	347	(4)	–	343
Ordinary Shares purchased and cancelled	–	–	–	25	25
Ordinary Shares acquired by ESOP Trusts	(45)	–	–	–	(45)
Write-down of shares held by ESOP Trusts	80	–	–	–	80

At 31 December 2013	(356)	413	(12)	2,108	2,153
Transferred to income and expense in the year on disposals	–	(155)	(5)	–	(160)
Net fair value movement in the year	–	16	4	–	20
Ordinary Shares acquired by ESOP Trusts	(245)	–	–	–	(245)
Write-down of shares held by ESOP Trusts	450	–	–	–	450
Forward contract on non-controlling interest	–	–	–	21	21

At 31 December 2014	(151)	274	(13)	2,129	2,239

Other reserves include various non-distributable merger and pre-merger reserves amounting to £1,849 million at 31 December 2014 (2013 – £1,849 million; 2012 – £1,849 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £280 million at 31 December 2014 (2013 – £280 million; 2012 – £256 million).

180 GSK Annual Report 2014

35 Related party transactions

GSK held a 12.4% interest in Aspen Pharmacare Holdings Limited at 31 December 2014 (2013 – 12.4%).

During 2014, GSK distributed £52 million (2013 – £64 million) of its products through Aspen’s extensive distribution network. At 31 December 2014, the balance due to GSK from Aspen was £22 million (2013 – £11 million) and the balance payable by GSK to Aspen was £9 million (2013 – £9 million). In addition, a further £8 million was due to GSK relating to the consideration of the sale of worldwide intellectual property rights of the anti-coagulant products business to the Aspen Group in 2013 (2013 – £233 million).

At 31 December 2014, GSK held a 50% interest in Japan Vaccine Co. Ltd (JVC) through its subsidiary GlaxoSmithKline K.K. This joint venture with Daiichi Sankyo Co., Ltd is primarily responsible for the development and marketing of certain prophylactic vaccines in Japan. During 2014, GSK sold £27 million (2013 – £36 million) of its vaccine products into the joint venture. At 31 December 2014, the balance due to GSK from JVC was £6 million and the balance payable by GSK to JVC was £nil.

The aggregate compensation of the Directors and CET is given in Note 9, ‘Employee Costs’.

36 Adjustments reconciling profit after tax to operating cash flows

	2014 £m	2013 £m	2012 £m

Profit after tax	2,831	5,628	4,678

Tax on profits	137	1,019	1,922
Share of after tax profits of associates and joint ventures	(30)	(43)	(29)
Finance income net of finance expense	659	706	729
Depreciation	780	732	871
Amortisation of intangible assets	704	682	574
Impairment and assets written off	205	928	654
Profit on sale of businesses	–	(1,331)	–
Profit on sale of intangible assets	(255)	(78)	(652)
Profit on sale of investments in associates	–	(282)	–
Profit on sale of equity investments	(149)	(36)	(16)
Changes in working capital:
(Increase)/decrease in inventories	(529)	(95)	37
Decrease in trade receivables	347	16	183
Decrease/(increase) in other receivables	95	(218)	(27)
Increase in trade payables	91	125	177
Increase in other payables	698	393	132
Decrease in pension and other provisions	(41)	(165)	(2,839)
Share-based incentive plans	332	319	220
Fair value adjustments	313	(12)	(575)
Other	96	211	9

	3,453	2,871	1,370

Cash generated from operations	6,284	8,499	6,048

GSK Annual Report 2014 181

Notes to the financial statements continued

37 Reconciliation of net cash flow to movement in net debt

	2014 £m	2013 £m	2012 £m

Net debt at beginning of year	(12,645)	(14,037)	(9,003)

(Decrease)/increase in cash and bank overdrafts	(1,287)	1,473	(1,607)
Decrease in liquid investments	(1)	(15)	(224)
Net increase in long-term loans	(1,960)	(1,913)	(4,430)
Net repayment of short-term loans	1,709	1,872	816
Net repayment of obligations under finance leases	23	31	35
Net non-cash funds of subsidiary undertakings acquired	–	(6)	(3)
Exchange adjustments	(193)	(34)	385
Other non-cash movements	(23)	(16)	(6)

Movement in net debt	(1,732)	1,392	(5,034)

Net debt at end of year	(14,377)	(12,645)	(14,037)

Analysis of changes in net debt	At 1 January 2014 £m	Exchange £m	Other £m	Reclass- ifications £m	Cash flow £m	At 31 December 2014 £m

Liquid investments	66	4	–	–	(1)	69

Cash and cash equivalents	5,534	78	–	–	(1,274)	4,338
Overdrafts	(303)	6	–	–	(13)	(310)

	5,231	84	–	–	(1,287)	4,028

Debt due within one year:
Commercial paper	(1,491)	–	–	–	835	(656)
European and US Medium Term Notes	(919)	55	16	(1,931)	899	(1,880)
Other	(76)	–	(1)	(18)	(2)	(97)

	(2,486)	55	15	(1,949)	1,732	(2,633)

Debt due after one year:
European and US Medium Term Notes	(15,403)	(334)	(18)	1,931	(1,960)	(15,784)
Other	(53)	(2)	(20)	18	–	(57)

	(15,456)	(336)	(38)	1,949	(1,960)	(15,841)

Net debt	(12,645)	(193)	(23)	–	(1,516)	(14,377)

For further information on significant changes in net debt see Note 32, ‘Net debt’.

182 GSK Annual Report 2014

38 Acquisitions and disposals

Details of the acquisition and disposal of significant subsidiaries and associates, joint ventures and other businesses are given below:

2014

Acquisitions

There were no acquisitions in 2014.

Acquisition and integration costs of £141 million arising on the proposed three-part inter-conditional transaction with Novartis AG discussed in Note 43 ‘Proposed Novartis transaction’ were expensed in 2014, of which £104 million has been paid in cash.

A number of acquisitions made in previous years include contingent consideration payable in the future, as follows:

Contingent consideration payable		2014 £m	2013 £m

At 1 January		924	697
Additions		–	1
Remeasurement through goodwill		(4)	(18)
Remeasurement through income statement		770	251
Settlement		34	(7)

At 31 December		1,724	924

Contingent consideration is included within Trade and other payables and Other non-current liabilities. It includes contingent consideration of £1,684 million (2013 – £923 million) payable for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture. Remeasurements through the income statement include £768 million (2013 – £253 million) in respect of an increase in this liability. The consideration is expected to be paid over a number of years and will vary in line with sales of dolutegravir.

Disposals

During the year, £225 million was received as deferred consideration from the sale of the anti-coagulent business completed in 2013 and £1 million from the disposal of an associate.

GSK also made cash investments of £9 million into associates.

Cash flows	Business acquisitions and disposals £m	Associates and joint ventures £m	Total £m

Cash consideration paid	–	9	9
Transaction costs paid	104	–	104

Purchases of businesses and associates	104	9	113

Net cash proceeds from disposals	225	1	226

2013

Acquisitions

During 2013, GSK completed the acquisition of three businesses for cash, including Okairos AG, a European based biopharmaceutical company focused on the development of a specific vaccine technology in the prophylactic and therapeutic fields, which was acquired in May. The total purchase price for these businesses of £255 million included £7 million of cash acquired and £1 million of contingent consideration.

	Book value £m	Fair value adjustments £m	Fair value £m

Net assets acquired
Intangibles	–	198	198
Property, plant and equipment	20	3	23
Inventory	6	–	6
Trade and other receivables	16	–	16
Other assets including cash and cash equivalents	8	–	8
Deferred tax provision	–	(23)	(23)
Trade and other payables	(26)	–	(26)

	24	178	202
Goodwill	–	53	53

	24	231	255

Cash consideration paid			254
Contingent consideration			1

Total consideration			255

GSK Annual Report 2014 183

Notes to the financial statements continued

38 Acquisitions and disposals continued

If the acquisitions had been made at the beginning of the year, it is estimated that Group turnover would have increased by approximately £50 million for the year. Okairos has been fully integrated into the GSK business and it is not practicable to separately identify the impact on the Group profit for the year. The other acquisitions occurred shortly before the end of the year and had no material impact on the Group profit for the year.

The goodwill arising on the acquisitions reflects potential for business synergies and the value of workforce acquired. The majority of this goodwill is not expected to be deductible for income tax purposes.

The results of the acquisitions are reported within the US, Europe, Emerging Markets, Japan, Other trading and unallocated Pharmaceuticals and Vaccines and Consumer Healthcare operating segments. The transactions were accounted for using the acquisition accounting method.

Acquisition costs expensed in 2013 totalled £2 million.

Disposals

Lucozade and Ribena

On 31 December 2013, GSK completed the sale of the Lucozade and Ribena business including a manufacturing site and related inventory to Suntory Beverage and Food Ltd for £1,352 million in cash and recognised a profit on disposal in Other operating income of £1,057 million. Lucozade and Ribena sales, excluding retained markets, totalled £527 million for the year ending 31 December 2013.

£m

Cash consideration	1,352

Net assets sold
Inventory	(45)
Property, plant and equipment	(149)
Goodwill	(24)

(218)

Disposal costs	(77)

Profit on disposal	1,057

Anti-coagulant business

On 31 December 2013, GSK completed the sale of the anti-coagulant business comprising of worldwide intellectual property rights (excluding China, India and Pakistan) of Fraxiparine and Arixtra together with related inventory and a manufacturing site to the Aspen Group for consideration of £732 million, of which £499 million was received in cash and £233 million was deferred.

Profit on disposal of £274 million was recognised in Other operating income. Worldwide sales of Fraxiparine and Arixtra, excluding retained markets, were £345 million for the year ending 31 December 2013.

£m

Cash consideration	499
Cash consideration receivable	233

732

Net assets sold
Inventory	(138)
Property, plant and equipment	(91)
Intangible assets	(80)
Goodwill	(31)

(340)

Disposal costs	(79)

Total profit on disposal	313
Deferral of profit	(39)

Profit recognised in year	274

184 GSK Annual Report 2014

38 Acquisitions and disposals continued

Investments in associates and joint ventures

In November 2013, GSK sold one third of its shareholding in Aspen, representing 6.2% of the issued share capital of the company, for £429 million in cash. At 31 December 2013, GSK held 12.4% of Aspen and continued to recognise its investment in Aspen as an associate.

£m

Cash consideration	429
Net book value of shares	(132)
Reclassification of exchange from other comprehensive income	(42)
Reclassification of fair value movements from other comprehensive income	19

Profit on disposal	274

Cash flows	Business acquisitions and disposals £m	Associates and joint ventures £m	Total £m

Cash consideration paid	254	8	262
Cash and cash equivalents acquired	(7)	–	(7)

Cash consideration paid, net of cash acquired	247	8	255

Total cash consideration payable, net of cash acquired	248	8	256
Contingent consideration	(1)	–	(1)

Cash consideration paid, net of cash acquired	247	8	255

Total cash proceeds receivable	2,084	429	2,513
Cash proceeds deferred	(233)	–	(233)

Net cash proceeds from disposals	1,851	429	2,280

2012

Acquisitions

Human Genome Sciences, Inc.

On 3 August 2012, GSK completed the acquisition of 100% of the issued share capital of Human Genome Sciences, Inc. (HGS), a US based biopharmaceutical company focused on the development of protein and anti-body drugs for the treatment of immuno-inflammation diseases, for cash. The goodwill arising on the acquisition of this business reflected the potential business synergies and realisation of the full value of Benlysta, albiglutide, darapladib and other assets by simplifying and optimising R&D, commercial and manufacturing operations through complete ownership of the assets. The goodwill recognised is not expected to be deductible for income tax purposes.

The results of the acquired business are reported as part of the US, Europe, Emerging Markets, Japan and Other trading and unallocated costs operating segments. The transaction was accounted for using the acquisition accounting method.

The pro-forma turnover for the HGS business for the full year 2012 was £154 million. During 2012, GSK recorded turnover of £69 million from HGS products. As the HGS products had been fully integrated into the GSK business, it was not practicable to separately identify the impact of the acquisition on the Group profit for the year.

GSK Annual Report 2014 185

Notes to the financial statements continued

38 Acquisitions and disposals continued

Acquisition costs expensed in 2012 arising on this acquisition amounted to £28 million.

	Book value £m	Fair value adjustments £m	Fair value £m

Net assets acquired
Intangible assets	–	1,249	1,249
Property, plant and equipment	21	10	31
Trade and other receivables	33	–	33
Other assets including cash and cash equivalents	431	83	514
Deferred tax asset	–	156	156
Trade and other liabilities	(86)	(173)	(259)

	399	1,325	1,724
Goodwill	–	791	791

	399	2,116	2,515

Cash consideration paid			2,282
Gain on settlement of pre-existing collaborations			233

Total consideration			2,515

Shionogi-ViiV Healthcare joint venture

On 29 October 2012, GSK acquired the 50% share of the Shionogi-ViiV Healthcare joint venture previously held by Shionogi & Co, Ltd. The assets acquired included the investigational medicine dolutegravir and early stage integrase inhibitor compounds in development.

Total consideration comprised a 10% equity stake in ViiV Healthcare, GSK’s existing 50% investment in the joint venture and contingent consideration payable in cash in the future, together with a deferred tax asset and a loss on settlement of pre-existing relationships. The contingent consideration is payable based on a percentage of the future sales performance of compounds developed by the joint venture, if they become marketed products, and so the total amount payable is unlimited.

The results of the acquired business are reported as part of ViiV Healthcare. The transaction was accounted for using the acquisition accounting method.

Acquisition costs expensed in 2012 arising on this acquisition amounted to £2 million.

	Book value £m	Fair value adjustments £m	Fair value £m

Net assets acquired
Intangible assets	–	1,777	1,777
Deferred tax provision	–	(628)	(628)

	–	1,149	1,149
Negative goodwill	–	(124)	(124)

	–	1,025	1,025

Consideration settled by shares in ViiV Healthcare			377
Contingent consideration			659
Deferred tax on contingent consideration			(236)
Fair value of investment in joint venture converted into subsidiary			256
Loss on settlement of pre-existing relationships			(31)

Total consideration			1,025

186 GSK Annual Report 2014

38 Acquisitions and disposals continued

Other acquisitions

During 2012, GSK completed two smaller acquisitions for cash. The total cash consideration paid of £206 million included £2 million of cash acquired.

	Book value £m	Fair value adjustments £m	Fair value £m

Net assets acquired
Intangible assets	–	232	232
Property, plant and equipment	2	–	2
Trade and other receivables	2	–	2
Other assets including cash and cash equivalents	2	–	2
Deferred tax provision	–	(14)	(14)
Trade and other liabilities	(8)	4	(4)

	(2)	222	220
Goodwill	–	82	82

	(2)	304	302

Cash consideration paid			206
Contingent consideration			37
Fair value of equity investment converted into subsidiary			23
Gain on settlement of pre-existing relationships			36

Total consideration			302

If the other acquisitions had been made at the beginning of the year, it is estimated that Group turnover would have increased by £27 million for the year. As some of the acquisitions had been fully integrated into the GSK business it was not practicable to separately identify the impact of the acquisitions on the Group profit for the year.

The goodwill arising on the acquisitions reflects the potential for business synergies and further sales growth through the increase in GSK’s market presence following the acquisitions of these market participants. None of the goodwill recognised is expected to be deductible for income tax purposes.

The results of the acquisitions are reported as part of the Europe Pharma and Research & Development reportable operating segments.

The Group recognised a settlement gain of £36 million as a result of measuring at fair value relationships that had existed prior to the acquisition date. The gain was recognised in Other operating income on the income statement.

Acquisition costs expensed in 2012 arising on other acquisitions totalled £9 million.

Investments in associates and joint ventures

GSK made cash contributions of £39 million into the Shionogi-ViiV Healthcare joint venture prior to its acquisition as a subsidiary and made cash investments of £19 million into a new joint venture in which the Group held a share of 50%. GSK also made cash investments of £41 million into associates.

Cash flows	Human Genome Sciences £m	Shionogi- ViiV joint venture £m	Other acquisitions £m	Total business acquisitions £m	Associates and joint ventures £m	Total £m

Cash consideration paid	2,282	–	206	2,488	99	2,587
Cash and cash equivalents acquired	(251)	–	(2)	(253)	–	(253)

Cash consideration paid, net of cash acquired	2,031	–	204	2,235	99	2,334

Total cash consideration payable, net of cash acquired	2,031	659	241	2,931	99	3,030
Contingent consideration	–	(659)	(37)	(696)	–	(696)

Cash consideration paid, net of cash acquired	2,031	–	204	2,235	99	2,334

GSK Annual Report 2014 187

Notes to the financial statements continued

39 Non-controlling interests

The Group has one subgroup that has material non-controlling interests, ViiV Healthcare Limited and its subsidiaries. The ViiV Healthcare group is focused on the research, development and worldwide commercialisation of HIV medicines. Summarised financial information in respect of the ViiV Healthcare group is set out below:

	2014 £m	2013 £m	2012 £m

Turnover	1,466	1,371	1,337
(Loss)/profit after taxation	(606)	190	492
Other comprehensive income/(expense)	8	(9)	(12)

Total comprehensive (expense)/income	(598)	181	480

Total comprehensive (expense)/income for the year attributable to non-controlling interests	(16)	76	(4)
Dividends paid to non-controlling interests	120	106	51

	2014 £m	2013 £m

Non-current assets	2,245	2,273
Current assets	1,308	997

Total assets	3,553	3,270
Current liabilities	(815)	(463)
Non-current liabilities	(3,253)	(2,253)

Total liabilities	(4,068)	(2,716)

Net assets	(515)	554

Non-controlling interests attributable to the subgroup	374	530

	2014 £m	2013 £m	2012 £m

Net cash inflow from operating activities	765	637	620
Net cash outflow from investing activities	(25)	(27)	(31)
Net cash outflow from financing activities	(540)	(662)	(350)

Increase/(decrease) in cash and bank overdrafts in the year	200	(52)	239

The above financial information relates to the ViiV Healthcare group on a stand-alone basis, before the impact of Group-related adjustments. The loss after taxation of £606 million (2013 – profit after taxation of £190 million) is stated after a charge of £768 million (2013 – £253 million) for remeasurement of the contingent consideration payable for the acquisition of the former Shionogi-ViiV Healthcare joint venture. This consideration is expected to be paid over a number of years and will vary in line with sales of products that contain dolutegravir.

Acquisitions of non-controlling interests

On 20 March 2014, GSK increased its shareholding in GlaxoSmithKline Pharmaceuticals Limited, its pharmaceuticals subsidiary in India, from 50.7% to 75% (representing an increase in shares held of 20,609,774 at a price of INR 3,100 per share) for £625 million. The carrying amount of non-controlling interests acquired was £61 million. On 5 February 2013, GSK increased its shareholding in GlaxoSmithKline Consumer Healthcare Ltd (India) from 43.2% to 72.5% for £588 million.

188 GSK Annual Report 2014

40 Commitments

Contractual obligations and commitments	2014 £m	2013 £m

Contracted for but not provided in the financial statements:
Intangible assets	7,079	7,056
Property, plant and equipment	359	443
Investments	100	111
Purchase commitments	428	614
Pensions	425	510
Other commitments	186	233
Interest on loans	9,744	10,063
Finance lease charges	6	7

	18,327	19,037

The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts are not risk-adjusted or discounted. A number of commitments were made in 2014 under licensing and other agreements, including an arrangement with Adaptimmune Ltd. These new arrangements were offset by reduced commitments due on prior year transactions including amendments to the agreement with Prosensa N.V.

In 2013, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31 December 2011 actuarial funding valuation. A payment of £85 million is due in 2015. Future payments will be based on the deficit position of the scheme, up to a maximum of £340 million. The table above includes this commitment, but excludes the normal ongoing annual funding requirement in the UK of approximately £100 million.

The Group also has other commitments which principally relate to revenue payments to be made under licences and other alliances.

Commitments in respect of future interest payable on loans are disclosed before taking into account the effect of interest rate swaps.

Commitments under non-cancellable operating leases are disclosed below. £310 million (2013 – £322 million) is provided against these commitments on the Group’s balance sheet.

Commitments under non-cancellable operating leases	2014 £m	2013 £m

Rental payments due within one year	138	134
Rental payments due between one and two years	91	97
Rental payments due between two and three years	73	73
Rental payments due between three and four years	54	58
Rental payments due between four and five years	48	52
Rental payments due after five years	297	363

Total commitments under non-cancellable operating leases	701	777

GSK Annual Report 2014 189

Notes to the financial statements continued

41	Financial instruments and related disclosures

GSK reports in Sterling and pays dividends out of Sterling profits. The role of Corporate Treasury is to monitor and manage the external and internal funding requirements and financial risks in support of the strategic objectives. GSK operates on a global basis, primarily through subsidiary companies and manages its capital to ensure that subsidiaries are able to operate as going concerns and to optimise returns to shareholders through an appropriate balance of debt and equity. Treasury activities are governed by policies approved by the Board of Directors, most recently on 9 July 2014.

A Treasury Management Group (TMG) meeting, chaired by the Chief Financial Officer, takes place on a monthly basis to review treasury activities. Its members receive management information relating to these activities. Internal audit reviews the Treasury internal control environment regularly.

GSK uses a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. These derivatives, principally comprising forward foreign currency contracts, foreign exchange options and interest rate swaps, are used to swap borrowings and liquid assets into currencies required for Group purposes and to manage exposure to financial risks from changes in foreign exchange rates and interest rates.

GSK does not hold or issue derivatives for speculative purposes and the Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Capital management

GSK’s financial strategy supports the Group’s strategic priorities and is regularly reviewed by the Board. GSK manages the capital structure of the Group through an appropriate mix of debt and equity. GSK’s financial architecture is designed to ensure we are maximising the returns from our sales. There are four key priorities: sustainable sales growth, operating leverage, financial efficiency and converting more of our earnings into cash. The free cash flow generated can then be returned to shareholders or reinvested in the business, wherever the returns look most attractive.

GSK’s capital allocation decisions are rigorously benchmarked using a Cash Flow Return on Investment framework.

Free cash flow conversion improved to 101% of earnings excluding after-tax legal charges and legal settlements in 2014 from 84% in 2013. However free cash flow was lower in 2014 at £2.6 billion compared to £4.7 billion in 2013. This reflected the impact of the strength of Sterling and lower profits, including the impact of divestments. As a consequence of this, as well as £0.7 billion paid to increase the shareholding in the Group’s Indian pharmaceutical subsidiary from 50.7% to 75% and for the acquisition of the remaining 30% of GSK’s Indonesian Consumer Healthcare business held by a third party, GSK’s net debt increased from £12.6 billion at 31 December 2013 to £14.4 billion at 31 December 2014.

The capital structure of the Group consists of net debt of £14.4 billion (see Note 32, ‘Net debt’) and shareholders’ equity of £4.3 billion (see ’Consolidated statement of changes in equity‘ on page 138). Total capital, including that provided by non-controlling interests, is £19.3 billion.

GSK’s long-term credit rating with Moody’s Investors Service (‘Moody’s’) is A2 (stable outlook). Standard and Poor’s rate GSK as A+ (stable outlook). The Group’s short-term credit ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

Liquidity risk

GSK’s policy is to borrow centrally in order to meet anticipated funding requirements. The cash flow forecast and funding requirements are monitored by the TMG on a monthly basis. The strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to funding markets.

At 31 December 2014, GSK had £2.9 billion of borrowings repayable within one year and held £4.4 billion of cash and cash equivalents and liquid investments of which £2.0 billion was held centrally. GSK also has access to short-term finance under a $10 billion (£6.4 billion) US commercial paper programme and $1.0 billion (£0.7 billion) was in issue under this programme at 31 December 2014. GSK has £1.9 billion five year committed medium-term facilities and $2.5 billion (£1.6 billion) of 364 day committed facilities. These facilities were put in place in September 2012 and September 2014 respectively and were undrawn at 31 December 2014. GSK considers this level of committed facilities to be adequate given current liquidity requirements.

GSK has a £15 billion European Medium Term Note programme and at 31 December 2014, £8.9 billion of notes were in issue under this programme. The Group also has a US shelf registration statement and at 31 December 2014, had $14.0 billion (£9.0 billion) of notes in issue under this programme. GSK’s long-term borrowings mature at dates between 2016 and 2045.

Each day, GSK sweeps cash from a number of global subsidiaries to central Treasury accounts for liquidity management purposes.

Market risk

Interest rate risk management

GSK’s objective is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating interest rates over time. The policy on interest rate risk management limits the amount of floating interest payments to a prescribed percentage of operating profit.

GSK used interest rate swaps to redenominate one of its fixed rate bonds that matured in 2014 into floating interest rates. The duration of these swaps matched the duration of the principal instrument. These interest rate derivative instruments were accounted for as fair value hedges of the relevant liability.

Foreign exchange risk management

Foreign currency transaction exposures arising on internal and external trade flows are not generally hedged. The Group’s objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible. GSK’s internal trading transactions are matched centrally and inter-company payment terms are managed to reduce foreign currency risk. Foreign currency cash flows can be hedged selectively under the management of Treasury and the TMG. These include hedges of the foreign exchange risk arising from acquisitions and disposals of assets.

190 GSK Annual Report 2014

41	Financial instruments and related disclosures continued

Where possible, GSK manages the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency. In order to reduce foreign currency translation exposure, the Group seeks to denominate borrowings in the currencies of the principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings can be swapped into other currencies as required. Borrowings denominated in, or swapped into, foreign currencies that match investments in Group overseas assets may be treated as a hedge against the relevant assets. Forward contracts in major currencies are also used to reduce exposure to the Group’s investment in overseas assets (see ‘Net investment hedges’ section of this note for further details). The TMG reviews the ratio of borrowings to assets for major currencies monthly.

Credit risk

The Group considers its maximum credit risk at 31 December 2014 to be £9,054 million (31 December 2013 – £10,922 million) which is the total of the Group’s financial assets with the exception of ’Other investments’ (comprising equity investments) which bear equity risk rather than credit risk. See page 193 for details on the Group’s total financial assets. At 31 December 2014, GSK’s greatest concentration of credit risk was £0.9 billion (2013 – £2.6 billion) with HSBC (Aa3/AA-).

Treasury-related credit risk

GSK sets global counterparty limits for each of GSK’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Corporate Treasury’s usage of these limits is monitored daily by a Corporate Compliance Officer (CCO) who operates independently of Corporate Treasury. Any breach of these limits would be reported to the CFO immediately.

The CCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies Corporate Treasury so that changes can be made to investment levels or to authority limits as appropriate. In addition, relationship banks and their credit ratings are reviewed regularly and a report is presented annually to the TMG for approval.

GSK actively manages its exposure to credit risk, reducing surplus cash balances wherever possible. This is part of the Treasury strategy to regionalise cash management and to concentrate cash centrally as much as possible. GSK has continued to maintain its conservative approach to counterparty risk throughout the period. The table below sets out the credit exposure to counterparties by rating for liquid investments, cash and cash equivalents and derivatives. The gross asset position on each derivative contract is considered for the purpose of this table, although, under ISDA agreements, the amount at risk is the net position with each counterparty. Table (e) on page 197 sets out the Group’s financial assets and liabilities on an offset basis.

The £1.5 billion of bank balances and deposits invested in Aa3/ AA- rated counterparties at 31 December 2014 is significantly lower than the equivalent at 31 December 2013 as a result of the disposal proceeds received at the end of December 2013. Compared to last year, there is a significantly higher amount of bank balances and deposits held with A3/A- rated counterparties as a result of GSK’s increased bank balances and deposits held with Deutsche Bank (as a result of introducing more countries into the European cash pool), which was downgraded to A3/A- during 2014.

The £116 million of cash held with Baa3/BBB- rated counterparties includes bank balances or deposits with HDFC Bank, State Bank of India, Halk Bank and Emirates Bank. These counterparties are used either for local cash management purposes or for local investment purposes where GSK is not the sole shareholder.

The £1 million held with a Ba1/BB+ rated counterparty relates to Islandsbanki, which is used for cash management purposes in Iceland, and the £3 million of cash held with a Ba2/BB rated counterparty relates to GSK’s bank balances and deposits held with Banque Marocaine du Commerce Extérieur.

2014	Aa1/AA+ £m	Aa3/AA- £m	A1/A+ £m	A2/A £m	A3/A- £m	Baa1/BBB+ £m	Baa3/BBB- £m	Ba1/BB+ £m	Ba2/BB £m	Unrated	Total £m

Bank balances and deposits	–	1,514	606	848	438	1	116	1	3	–	3,527
US Treasury and Treasury repo only money market funds	811	–	–	–	–	–	–	–	–	–	811
Government securities	69	–	–	–	–	–	–	–	–	–	69
3rd party financial derivatives	–	45	44	19	26	4	–	–	–	–	138

Total	880	1,559	650	867	464	5	116	1	3	–	4,545

2013	Aa1/AA+ £m	Aa3/AA- £m	A1/A+ £m	A2/A £m	A3/A- £m	Baa1/BBB+ £m	Baa3/BBB- £m	Ba1/BB+ £m	Ba2/BB £m	Unrated	Total £m

Bank balances and deposits	–	2,823	637	967	48	8	157	–	–	1	4,641
US Treasury and Treasury repo only money market funds	893	–	–	–	–	–	–	–	–	–	893
Corporate debt instruments	–	1	–	–	–	–	–	–	–	–	1
Government securities	64	–	–	–	–	–	–	–	1	–	65
3rd party financial derivatives	–	66	11	54	17	–	–	–	–	–	148

Total	957	2,890	648	1,021	65	8	157	–	1	1	5,748

The credit ratings in the above tables are as assigned by Moody’s and Standard and Poor’s respectively. Where the opinion of the two rating agencies differ, GSK assigns the lower rating of the two to the counterparty. Where local rating agency data is the only source available, the ratings are converted to global ratings equivalent to those of Moody’s or Standard and Poor’s using published conversion tables.

GSK Annual Report 2014 191

Notes to the financial statements continued

41	Financial instruments and related disclosures continued

GSK’s centrally managed cash reserves amounted to £2.0 billion at 31 December 2014, all available within 3 months. This excludes £0.8 billion centrally managed cash held by ViiV Healthcare, a 78.3% owned subsidiary. The Group has invested centrally managed liquid assets in bank deposits and Aaa/AAA rated US Treasury and Treasury repo only money market funds (which bear credit exposure to the US Government (Aaa/AA+ rated)).

Wholesale and retail credit risk

Outside the USA, no customer accounts for more than 5% of the Group’s trade receivables balance.

In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amount to approximately 83% of the turnover of the US Pharmaceuticals and Vaccines segment and the US elements of the ViiV Healthcare and Established Products segments. At 31 December 2014, the Group had trade receivables due from these three wholesalers totalling £908 million (2013 – £835 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group’s financial results.

The Group’s credit risk monitoring activities relating to these wholesalers include a review of their quarterly financial information and Standard & Poor’s credit ratings, development of GSK internal risk ratings, and establishment and periodic review of credit limits. However, the Group believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful debts (see Note 24, ‘Trade and other receivables’).

Fair value of financial assets and liabilities

The table on page 193 presents the carrying amounts and the fair values of the Group’s financial assets and liabilities at 31 December 2014 and 31 December 2013.

The fair values of the financial assets and liabilities are included at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following methods and assumptions were used to estimate the fair values:

¡	Cash and cash equivalents – approximates to the carrying amount

¡	Liquid investments – based on quoted market prices or calculated based on observable inputs in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

¡	Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

¡	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments

¡	Long-term loans – based on quoted market prices in the case of European and US Medium term notes and other fixed rate borrowings (a level 1 fair value measurement); approximates to the carrying amount in the case of floating rate bank loans and other loans

¡	Contingent consideration for business acquisitions after 1 January 2010 – based on present values of expected future cash flows

¡	Interest rate swaps, foreign exchange forward contracts and options – based on the present value of contractual cash flows or option valuation models using market sourced data (exchange rates or interest rates) at the balance sheet date

¡	Receivables and payables – approximates to the carrying amount

¡	Company-owned life insurance policies – based on cash surrender value

¡	Lease obligations – approximates to the carrying amount.

Fair value of investments in GSK shares

At 31 December 2014, the Employee Share Ownership Plan (ESOP) Trusts held GSK shares with a carrying value of £151 million (2013 – £355 million) and a fair value of £726 million (2013 – £1,025 million) based on quoted market price. The shares represent purchases by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. In 2014, Treasury shares with a fair value of £150 million were transferred into the UK ESOP Trust to satisfy future awards under the shareholder approved Performance Share Plan (see Note 42, ‘Employee share schemes’). The carrying value, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31 December 2014, GSK held Treasury shares at a cost of £6,917 million (2013 – £6,829 million) which has been deducted from retained earnings.

192 GSK Annual Report 2014

41 Financial instruments and related disclosures continued

	2014			2013

	Notes	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Cash and cash equivalents	e	4,338	4,338	5,534	5,534

Available-for-sale investments:
Liquid investments:
– Government bonds		69	69	65	65
– other		–	–	1	1

Total liquid investments	a	69	69	66	66
Other investments	a	1,114	1,114	1,202	1,202

Loans and receivables:
Trade and other receivables and certain Other non-current assets in scope of IAS 39	b	4,232	4,232	4,932	4,932

Financial assets at fair value through profit or loss:
Other non-current assets in scope of IAS 39	a,b	269	269	234	234
Derivatives designated as at fair value through profit or loss	a,d,e	76	76	76	76
Derivatives classified as held for trading under IAS 39	a,d,e	70	70	80	80

Total financial assets		10,168	10,168	12,124	12,124

Financial liabilities measured at amortised cost:
Borrowings excluding obligations under finance leases:
– bonds in a designated hedging relationship	d	(4,124)	(4,349)	(3,288)	(3,531)
– other bonds		(13,540)	(15,706)	(13,034)	(14,163)
– bank loans and overdrafts	e	(379)	(379)	(352)	(352)
– commercial paper		(656)	(656)	(1,491)	(1,491)

Total borrowings excluding obligations under finance leases	f	(18,699)	(21,090)	(18,165)	(19,537)
Obligations under finance leases		(85)	(85)	(80)	(80)

Total borrowings		(18,784)	(21,175)	(18,245)	(19,617)
Trade and other payables, Other provisions and certain Other non-current liabilities in scope of IAS 39	c	(7,566)	(7,566)	(7,989)	(7,989)

Financial liabilities at fair value through profit or loss:
Trade and other payables, Other provisions and certain Other non-current liabilities in scope of IAS 39	a,c	(1,724)	(1,724)	(961)	(961)
Derivatives designated as at fair value through profit or loss	a,d,e	(3)	(3)	(5)	(5)
Derivatives classified as held for trading under IAS 39	a,d,e	(410)	(410)	(125)	(125)

Total financial liabilities		(28,487)	(30,878)	(27,325)	(28,697)

Net financial assets and financial liabilities		(18,319)	(20,710)	(15,201)	(16,573)

The valuation methodology used to measure fair value in the above table is described and categorised on page 192. Trade and other receivables, Other non-current assets, Trade and other payables, Other provisions and Other non-current liabilities are reconciled to the relevant Notes on page 195.

GSK Annual Report 2014 193

Notes to the financial statements continued

41 Financial instruments and related disclosures continued

(a) Financial instruments held at fair value

The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies. Trade and other payables and Other non-current liabilities classified as level 3 comprise contingent consideration for business acquisitions.

At 31 December 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Available–for–sale financial assets:
Liquid investments	67	2	–	69
Other investments	892	–	222	1,114
Financial assets at fair value through profit or loss:
Other non-current assets	–	264	5	269
Derivatives designated as at fair value through profit or loss	–	76	–	76
Derivatives classified as held for trading under IAS 39	–	69	1	70

	959	411	228	1,598

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Trade and other payables	–	–	(105)	(105)
Other non-current liabilities	–	–	(1,619)	(1,619)
Derivatives designated as at fair value through profit or loss	–	(3)	–	(3)
Derivatives classified as held for trading under IAS 39	–	(402)	(8)	(410)

	–	(405)	(1,732)	(2,137)

At 31 December 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Available–for–sale financial assets:
Liquid investments	65	1	–	66
Other investments	1,000	–	202	1,202
Financial assets at fair value through profit or loss:
Other non-current assets	–	232	2	234
Derivatives designated as at fair value through profit or loss	–	76	–	76
Derivatives classified as held for trading under IAS 39	–	79	1	80

	1,065	388	205	1,658

Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Trade and other payables	–	–	(3)	(3)
Other non-current liabilities	–	–	(958)	(958)
Derivatives designated as at fair value through profit or loss	–	(5)	–	(5)
Derivatives classified as held for trading under IAS 39	–	(124)	(1)	(125)

	–	(129)	(962)	(1,091)

Movements in the year for financial instruments measured using Level 3 valuation methods are presented below:

			2014 £m	2013 £m

At 1 January			(757)	(512)
Net losses recognised in the income statement			(775)	(262)
Net gains recognised in other comprehensive income			155	2
Contingent consideration liabilities for businesses acquired during the year			–	(1)
Payment of contingent consideration liabilities			7	–
Additions			55	45
Disposals			(153)	(10)
Transfers from Level 3			(47)	(17)
Exchange			11	(2)

At 31 December			(1,504)	(757)

Net losses of £775 million (2013 – £251 million) attributable to Level 3 financial instruments held at the end of the year were reported in Other operating income, of which £768 million (2013 – £253 million) arose from remeasurement of the contingent consideration payable for the acquisition of the former Shionogi-ViiV Healthcare joint venture. Net gains of £nil (2013 – £1 million) were reported in Selling, general and administration. Net gains attributable to Level 3 equity investments reported in Other comprehensive income as Fair value movements on available-for-sale investments included £32 million (2013 – £nil) in respect of equity investments held at the end of the year.

194 GSK Annual Report 2014

41 Financial instruments and related disclosures continued

The net liability position of £1,504 million (2013 – £757 million) in respect of financial instruments measured using Level 3 valuation methods at 31 December includes £1,684 million (2013 – £923 million) in respect of contingent consideration payable for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture. This consideration is expected to be paid over a number of years and will vary in line with sales of products that contain dolutegravir. Regulatory approval for this product was obtained in the USA and Canada during 2013 and in the European Union in 2014. The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of this liability.

Increase/(decrease) in financial liability and loss/(gain) in Income statement from change in key inputs	2014 £m

10% increase in sales forecasts	186
10% decrease in sales forecasts	(187)
1% increase in market interest rates	(82)
1% decrease in market interest rates	88

(b) Trade and other receivables and Other non-current assets in scope of IAS 39

The following table reconciles financial instruments within Trade and other receivables and Other non-current assets which fall within the scope of IAS 39 to the relevant balance sheet amounts. The financial assets are predominantly non-interest earning. Financial instruments within the Other non-current assets balance include company-owned life insurance policies. Non-financial instruments includes tax receivables, pension surplus balances and prepayments, which are outside the scope of IAS 39.

					2014					2013

	At fair value through profit or loss £m	Loans and receivables £m	Financial instruments £m	Non- financial instruments £m	Total £m	At fair value through profit or loss £m	Loans and receivables £m	Financial instruments £m	Non- financial instruments £m	Total £m

Trade and other receivables (Note 24)	–	3,921	3,921	679	4,600	–	4,664	4,664	778	5,442
Other non-current assets (Note 22)	269	311	580	155	735	234	268	502	387	889

	269	4,232	4,501	834	5,335	234	4,932	5,166	1,165	6,331

The following table shows the age of such financial assets which are past due and for which no provision for bad or doubtful debts has been made:

	2014 £m	2013 £m

Past due by 1–30 days	116	142
Past due by 31–90 days	130	152
Past due by 91–180 days	110	89
Past due by 181–365 days	67	64
Past due by more than 365 days	41	79

	464	526

Amounts past due by greater than 90 days and for which no provision for bad or doubtful debts has been made total £218 million (2013 – £232 million). Of this balance, £45 million (2013 – £133 million) relates to receivables due from state hospital authorities in Greece, Ireland, Italy, Portugal and Spain. The total receivables due from state hospital authorities in these countries (current and past due, net of provisions) is £134 million (2013 – £262 million).

(c) Trade and other payables, Other provisions and Other non-current liabilities in scope of IAS 39

The following table reconciles financial instruments within Trade and other payables, Other provisions and Other non-current liabilities which fall within the scope of IAS 39 to the relevant balance sheet amounts. The financial liabilities are predominantly non-interest bearing. Accrued wages and salaries are included within financial liabilities. Non-financial instruments includes payments on account, tax and social security payables and provisions which do not arise from contractual obligations to deliver cash or another financial asset, which are outside the scope of IAS 39.

					2014					2013

	At fair value through profit or loss £m	Other liabilities £m	Financial instruments £m	Non- financial instruments £m	Total £m	At fair value through profit or loss £m	Other liabilities £m	Financial instruments £m	Non- financial instruments £m	Total £m

Trade and other payables (Note 27)	(105)	(7,345)	(7,450)	(508)	(7,958)	(3)	(7,798)	(7,801)	(516)	(8,317)
Other provisions (Note 29)	–	(158)	(158)	(1,432)	(1,590)	–	(148)	(148)	(1,396)	(1,544)
Other non-current liabilities (Note 30)	(1,619)	(63)	(1,682)	(719)	(2,401)	(958)	(43)	(1,001)	(703)	(1,704)

	(1,724)	(7,566)	(9,290)	(2,659)	(11,949)	(961)	(7,989)	(8,950)	(2,615)	(11,565)

GSK Annual Report 2014 195

Notes to the financial statements continued

41 Financial instruments and related disclosures continued

(d) Derivative financial instruments and hedging programmes

The following table sets out the fair values of derivatives held by GSK.

		2014 Fair value		2013 Fair value

	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Fair value hedges – Interest rate swaps (principal amount – £nil (2013 – £904 million))	–	–	18	–

Net investment hedges – Foreign exchange contracts (principal amount – £5,365 million (2013 – £7,221 million))	74	(1)	58	(1)

Cash flow hedges – Foreign exchange contracts (principal amount – £133 million (2013 – £92 million))	2	(2)	–	(4)

Derivatives designated as at fair value through profit or loss	76	(3)	76	(5)

Foreign exchange contracts (principal amount – £15,851 million (2013 – £11,651 million))	68	(399)	74	(120)

Embedded and other derivatives	2	(11)	6	(5)

Derivatives classified as held for trading under IAS 39	70	(410)	80	(125)

Total derivative instruments	146	(413)	156	(130)

Analysed as:
Current	146	(404)	155	(127)
Non-current	–	(9)	1	(3)

Total	146	(413)	156	(130)

Foreign exchange contracts classified as held for trading under IAS 39

The principal amount on foreign exchange contracts is the absolute total of outstanding positions at the balance sheet date. The Group’s foreign exchange contracts are for periods of 12 months or less. At 31 December 2014, the Group held outstanding foreign exchange contracts with a net liability fair value of £331 million (£68 million asset less £399 million liability). At December 2013, the fair value was £46 million net liability (£74 million asset less £120 million liability).

Following announcement of the proposed Novartis transaction, GSK entered into a number of forward exchange contracts to protect the Sterling value of the net US Dollar proceeds due to the Group on completion of the transaction. At 31 December 2014 these contracts were in a loss position and resulted in a liability of £264 million and the recognition of an unrealised loss in the year of £299 million. If these contracts remain in a loss position on maturity, that loss will partly offset the gain in the expected Sterling value of the proceeds that will be received by the Group as a result of favourable exchange movements since the inception of the forward contracts. If, on maturity, the contracts are in a gain position, the gains will partly offset losses in the Sterling value of the proceeds that will be received by the Group as a result of unfavourable exchange movements since the inception of the forward contracts.

The rest of the increase in the liability has been due to additional hedging of inter-company loans and deposits, external debt and legal provisions that are not designated as accounting hedges. Fair value movements are taken to the income statement in the period to offset the exchange gains and losses on the related inter-company lending and borrowing, external debt and legal provisions.

Fair value hedges

The Group had designated a series of interest rate swaps as a fair value hedge. The risk being hedged was the variability of the fair value of the bond arising from interest rate fluctuations. Gains and losses on fair value hedges are disclosed in Note 12, ‘Finance expense’.

Both the bond and the swaps matured in April 2014. In 2013, the carrying value of bonds in that designated fair value hedging relationship was £919 million.

Net investment hedges

During the year, certain foreign exchange contracts were designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its European (Euro) and Japanese (Yen) foreign operations as shown in the table above.

The carrying value of bonds in a designated hedging relationship on page 193 includes £4,124 million (2013 – £2,369 million) that is designated a hedging instrument in a net investment hedge relationship.

Cash flow hedges

During 2014, the Group continued entering into forward foreign exchange contracts which it designated as cash flow hedges of its foreign exchange exposure arising on Euro and US dollar denominated coupon payments relating to the Group’s European and US medium term notes. This is a continuation of the initial hedging put in place in 2013.

In addition, the Group carries a balance in reserves that arose from pre-hedging fluctuations in long-term interest rates when pricing bonds issued during the year as disclosed in Note 32. Hedging transactions of this nature have been carried out during 2014 and 2013. The balance is reclassified to finance costs over the life of these bonds.

196 GSK Annual Report 2014

41 Financial instruments and related disclosures continued

(e) Offsetting of financial assets and liabilities

The following tables set out the financial assets and financial liabilities which are subject to offsetting, enforceable master netting arrangements and similar agreements. Amounts which are set off against financial assets and liabilities in the Group’s balance sheet are set out below. For Trade and other receivables, Trade and other payables, Derivative financial assets and Derivative financial liabilities, amounts not offset in the balance sheet but which could be offset under certain circumstances are also set out.

At 31 December 2014	Gross financial assets/ (liabilities) £m	Gross financial (liabilities)/ assets set off £m	Net financial assets/ (liabilities) per balance sheet £m	Related amounts not set off in the balance sheet £m	Net £m

Trade and other receivables	3,926	(5)	3,921	(22)	3,899
Derivative financial assets	146	–	146	(134)	12

Cash and cash equivalents	4,570	(232)	4,338

	8,642	(237)	8,405

Trade and other payables	(7,455)	5	(7,450)	22	(7,428)
Derivative financial liabilities	(413)	–	(413)	134	(279)

Bank loans and overdrafts	(611)	232	(379)

	(8,479)	237	(8,242)

At 31 December 2013	Gross financial assets/ (liabilities) £m	Gross financial (liabilities)/ assets set off £m	Net financial assets/ (liabilities) per balance sheet £m	Related amounts not set off in the balance sheet £m	Net £m

Trade and other receivables	4,698	(34)	4,664	(25)	4,639
Derivative financial assets	156	–	156	(96)	60

Cash and cash equivalents	6,039	(505)	5,534

	10,893	(539)	10,354

Trade and other payables	(7,835)	34	(7,801)	25	(7,776)
Derivative financial liabilities	(130)	–	(130)	96	(34)

Bank loans and overdrafts	(857)	505	(352)

	(8,822)	539	(8,283)

The gross financial assets and liabilities set off in the balance sheet primarily relate to cash pooling arrangements with banks. Amounts which do not meet the criteria for offsetting on the balance sheet but could be settled net in certain circumstances principally relate to derivative transactions under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default of the other party.

GSK Annual Report 2014 197

Notes to the financial statements continued

41 Financial instruments and related disclosures continued

(f) Debt interest rate repricing table

The following table sets out the exposure of the Group to interest rates on debt, including commercial paper, before and after the effect of interest rate swaps. The maturity analysis of fixed rate debt is stated by contractual maturity and of floating rate debt by interest rate repricing dates. For the purpose of this table, debt is defined as all classes of borrowings other than obligations under finance leases.

			2014			2013

	Debt £m	Effect of interest rate swaps £m	Total £m	Debt £m	Effect of interest rate swaps £m	Total £m

Floating and fixed rate debt less than one year	(2,915)	–	(2,915)	(2,762)	–	(2,762)
Between one and two years	(800)	–	(800)	(1,932)	–	(1,932)
Between two and three years	(2,244)	–	(2,244)	(751)	–	(751)
Between three and four years	(1,760)	–	(1,760)	(2,237)	–	(2,237)
Between four and five years	(1,154)	–	(1,154)	(1,653)	–	(1,653)
Between five and ten years	(2,827)	–	(2,827)	(1,936)	–	(1,936)
Greater than ten years	(6,999)	–	(6,999)	(6,894)	–	(6,894)

Total	(18,699)	–	(18,699)	(18,165)	–	(18,165)

Original issuance profile:
Fixed rate interest	(17,665)	–	(17,665)	(16,432)	919	(15,513)
Floating rate interest	(1,033)	–	(1,033)	(1,732)	(919)	(2,651)

Total interest bearing	(18,698)	–	(18,698)	(18,164)	–	(18,164)
Non-interest bearing	(1)	–	(1)	(1)	–	(1)

	(18,699)	–	(18,699)	(18,165)	–	(18,165)

The Group no longer holds interest rate swaps, designated as fair value hedges, to convert fixed rate debt into floating. In 2013, £919 million of fixed rate debt with a maturity of less than one year were hedged in this manner.

(g) Sensitivity analysis

Foreign exchange and interest rate sensitivity analysis has been prepared on the assumption that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations as at 31 December. Financial instruments affected by market risk include cash and cash equivalents, borrowings, trade receivables and payables and derivative financial instruments.

The following analyses are intended to illustrate the sensitivity of such financial instruments to changes in foreign exchange and interest rates.

Foreign exchange sensitivity

The table below shows on an indicative basis only the Group’s sensitivity to foreign exchange rates on its US dollar, Euro and Yen financial instruments.

These three currencies are the major foreign currencies in which GSK’s financial instruments are denominated. GSK has considered movements in these currencies and has concluded that a 10 cent or 10 yen movement in rates against Sterling is reasonable.

In this analysis, financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. Obligations under finance leases, inter-company loans that are fully hedged to maturity and certain non-derivative financial instruments not in net debt are excluded as they do not present a material exposure. Foreign exchange sensitivity on Group assets and liabilities other than financial instruments is not included in the calculation.

For US dollar denominated financial instruments, the movement in the income statement in the table below relates primarily to hedges of foreign exchange risk on acquisitions and disposals. Cash and cash equivalents, inter-company loans and deposits, inter-company trading balances, hedging instruments for legal provisions and trade receivables and payables which are not denominated in the functional currency of the entity that holds them are impacted when the spot rate changes. Whilst the hedging instruments provide economic hedges, the related remeasurement of legal provisions is not included in the calculation.

	2014	2013

Income statement impact of non-functional currency foreign exchange exposures	Increase/(decrease) in income £m	Increase in income £m

10 cent appreciation of the US dollar (2013: 10 cent)	(263)	40
10 cent appreciation of the Euro (2013: 10 cent)	11	8
10 yen appreciation of the Yen (2013: 10 yen)	–	1

An equivalent depreciation in the above currencies would cause the following increase/(decrease) in income £169 million, £(10) million and £nil million for US dollar, Euro and Yen exchange rates respectively. (For 2013 it was a decrease in income of £35 million, £6 million and £1 million).

198 GSK Annual Report 2014

41 Financial instruments and related disclosures continued

The movements in equity in the table below relate to hedging instruments (foreign exchange derivatives and external debt) designated as a net investment hedge to hedge the Group assets denominated in Euro and Yen and cash flow hedges.

	2014	2013

Equity impact of non-functional currency foreign exchange exposures	Increase/(decrease) in equity £m	(Decrease) in equity £m

10 cent appreciation of the US dollar (2013: 10 cent)	2	–
10 cent appreciation of the Euro (2013: 10 cent)	(762)	(840)
10 yen appreciation of the Yen (2013: 10 yen)	(18)	(21)

An equivalent depreciation in the above currencies would cause the following increase/(decrease) in equity: £(2) million, £652 million and £16 million for US dollar, Euro and Yen exchange rates respectively (2013 – £nil, £711 million and £19 million).

The table below presents the Group’s sensitivity to foreign exchange rates based on the composition of net debt as shown in Note 32 adjusting for the effects of foreign exchange derivatives that are not part of net debt but affect future foreign currency cash flows.

	2014	2013

Impact of foreign exchange movements on net debt	(Increase)/decrease in net debt £m	(Increase)/decrease in net debt £m

10 cent appreciation of the US dollar (2013: 10 cent)	(446)	(447)
10 cent appreciation of the Euro (2013: 10 cent)	227	289
10 yen appreciation of the Yen (2013: 10 yen)	11	10

An equivalent depreciation in the above currencies would have the following impact on net debt: £392 million, £(195) million and £(9) million for US dollar, Euro and Yen exchange rates respectively (2013 – £396 million, £(244) million and £(9) million).

Interest rate sensitivity

The table below shows on an indicative basis only the Group’s sensitivity to interest rates on its floating rate Sterling, US dollar and Euro financial instruments, being issued debt, bank borrowings, cash and cash equivalents and liquid investments. GSK has considered movements in these interest rates over the last three years and has concluded that a 1% (100 basis points) increase is a reasonable benchmark. Debt and bank borrowings with a maturity of less than one year is floating rate for this calculation. In 2013, interest rate movements on derivative financial instruments designated as fair value hedges were deemed to have an immaterial effect on the Group Income Statement due to compensating amounts in the carrying value of debt. These hedges and the hedged bond matured in 2014. A 1% (100 basis points) movement in interest rates is not deemed to have a material effect on equity.

	2014	2013

Income statement impact of interest rate movements	Increase/(decrease) in income £m	Increase/(decrease) in income £m

1% (100 basis points) increase in Sterling interest rates (2013: 1%)	(19)	13
1% (100 basis points) increase in US dollar interest rates (2013: 1%)	19	16
1% (100 basis points) increase in Euro interest rates (2013: 1%)	5	(8)

These interest rates could not be decreased by 1% as they are currently less than 1.0%. The maximum increase/(decrease) in income would therefore be limited to £9 million, £1 million and £1 million for Sterling, US Dollar and Euro interest rates respectively (2013 –(£5) million, £nil and £2 million). The decrease in interest income is due to lower levels of cash at the balance sheet date and less Euro net investment hedging activity with foreign exchange forward contracts.

(h)  Contractual cash flows for non-derivative financial liabilities and derivative instruments

The following tables provides an analysis of the anticipated contractual cash flows including interest payable for the Group’s non-derivative financial liabilities on an undiscounted basis. The impact of interest rate swaps has been excluded. For the purpose of this table, debt is defined as all classes of borrowings except for obligations under finance leases. Interest is calculated based on debt held at 31 December without taking account of future issuance. Floating rate interest is estimated using the prevailing interest rate at the balance sheet date. Cash flows in foreign currencies are translated using spot rates at 31 December. Contractual cash flows in respect of operating lease vacant space provisions are excluded from the table below as they are included in the Commitments under non-cancellable operating leases table in Note 40, ‘Commitments’.

At 31 December 2014	Debt £m	Interest on debt £m	Obligations under finance leases £m	Finance charge on obligations under finance leases £m	Trade payables and other liabilities not in net debt £m	Total £m

Due in less than one year	(2,917)	(678)	(29)	(2)	(7,489)	(11,115)
Between one and two years	(801)	(623)	(21)	(2)	(251)	(1,698)
Between two and three years	(2,251)	(611)	(18)	(1)	(219)	(3,100)
Between three and four years	(1,763)	(497)	(12)	(1)	(273)	(2,546)
Between four and five years	(1,163)	(447)	(3)	–	(324)	(1,937)
Between five and ten years	(2,859)	(2,074)	(2)	–	(1,969)	(6,904)
Greater than ten years	(7,085)	(4,814)	–	–	(1,734)	(13,633)

Gross contractual cash flows	(18,839)	(9,744)	(85)	(6)	(12,259)	(40,933)

GSK Annual Report 2014 199

Notes to the financial statements continued

41 Financial instruments and related disclosures continued

Contractual cash flows for non-derivative financial liabilities and derivative instruments

At 31 December 2013	Debt £m	Interest on debt £m	Obligations under finance leases £m	Finance charge on obligations under finance leases £m	Trade payables and other liabilities not in net debt £m	Total £m

Due in less than one year	(2,747)	(674)	(27)	(2)	(7,797)	(11,247)
Between one and two years	(1,936)	(650)	(22)	(2)	(108)	(2,718)
Between two and three years	(753)	(594)	(14)	(2)	(85)	(1,448)
Between three and four years	(2,246)	(582)	(8)	(1)	(116)	(2,953)
Between four and five years	(1,657)	(467)	(4)	–	(149)	(2,277)
Between five and ten years	(1,958)	(2,032)	(5)	–	(1,282)	(5,277)
Greater than ten years	(6,984)	(5,064)	–	–	(1,440)	(13,488)

Gross contractual cash flows	(18,281)	(10,063)	(80)	(7)	(10,977)	(39,408)

The increase in contractual cash flows for non-derivative financial liabilities of £1.5 billion over the year results principally from an increase of £1.7 billion in forecast future cash flows in respect of contingent consideration payable for the acquisition of the former Shionogi-ViiV Healthcare joint venture in 2012.

The table below provides an analysis of the anticipated contractual cash flows for the Group’s derivative instruments, excluding embedded derivatives and equity options which are not material, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31 December. The gross cash flows of foreign exchange contracts are presented for the purposes of this table, though, in practice, the Group uses standard settlement arrangements to reduce its liquidity requirements on these instruments.

The amounts receivable and payable in less than one year have increased compared to 31 December 2013 due to higher levels of hedging of inter-company loans, hedging of acquisitions and disposals denominated in foreign currency and external debt. This is reflected in the increased principal amounts shown in the table below. All contractual cash flows for derivative instruments are due in less than one year.

		2014		2013

	Receivables £m	Payables £m	Receivables £m	Payables £m

Gross contractual cash flows due in less than one year	21,586	(21,841)	18,890	(18,871)

42 Employee share schemes

The Group operates share option schemes, whereby options are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at the grant price, savings-related share option schemes and share award schemes. In addition, GSK operates the Performance Share Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost, subject to the achievement by the Group of specified performance targets and the Share Value Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost after a three year vesting period. The granting of restricted share awards has replaced the granting of options to employees as the cost of the scheme more readily equates to the potential gain to be made by the employee.

Grants under share option schemes are normally exercisable between three and ten years from the date of grant. Grants of restricted shares and share awards are normally exercisable at the end of the three year vesting/performance period. Grants under savings-related share option schemes are normally exercisable after three years’ saving. Grants under share option schemes and awards under the Performance Share Plan are normally granted to employees to acquire shares or ADS in GlaxoSmithKline plc but in some circumstances will be settled in cash. Options under the share option schemes were granted at the market price ruling at the date of grant. In accordance with UK practice, the majority of options under the savings-related share option schemes are granted at a price 20% below the market price ruling at the date of grant.

Option pricing

For the purposes of valuing options to arrive at the share based payment charge, the Black-Scholes option pricing model has been used. The assumptions used in the model for 2012, 2013 and 2014 are as follows:

	2014	2013	2012

Risk-free interest rate	0.7%	0.7%	0.1% – 0.5%
Dividend yield*	5.8%	5.3%	5.2%
Volatility	19%	20%	18% – 23%
Expected lives of savings-related share options and share award schemes	3-4 years	3-4 years	3-4 years
Weighted average share price for grants in the year:
Shares	£14.14	£15.59	£14.49

* 0% for those plans where dividends are reinvested.

200 GSK Annual Report 2014

42 Employee share schemes continued

Volatility is determined based on the three and five year share price history where appropriate. The fair value of performance share plan grants take into account market conditions. Expected lives of options were determined based on weighted average historic exercises of options.

Options outstanding			Share option schemes – shares				Share option schemes – ADS				Savings-related share option schemes

	Number 000		Weighted exercise price	Weighted fair value	Number 000		Weighted exercise price	Weighted fair value	Number 000		Weighted exercise price	Weighted fair value

At 1 January 2012	60,370		£12.62		44,890		$43.50		1,570		£9.68
Options granted	–		–	–	–		–	–	4,210		£11.59	£1.76
Options exercised	(12,473)		£11.97		(9,698)		$39.33		(1,230)		£9.67
Options lapsed	(5,168)		£13.28		(4,593)		$45.99		(89)		£9.82

At 31 December 2012	42,729		£12.72		30,599		$44.36		4,461		£11.48
Options granted	–		–	–	–		–	–	1,092		£12.47	£2.33
Options exercised	(20,355)		£12.78		(12,099)		$41.62		(241)		£9.79
Options lapsed	(2,112)		£12.63		(1,192)		$42.94		(210)		£11.34

At 31 December 2013	20,262		£12.68		17,308		$46.37		5,102		£11.78
Options granted	–		–	–	–		–	–	1,181		£11.31	£1.92
Options exercised	(3,907)		£12.14		(4,548)		$43.11		(126)		£11.65
Options lapsed	(591)		£12.33		(520)		$48.13		(547)		£11.97

At 31 December 2014	15,764		£12.82		12,240		$47.50		5,610		£11.66

Range of exercise prices on options outstanding at year end	£11.47	–	£14.93		$33.42	–	$58.00		£11.31	–	£12.47

Weighted average market price on exercise			£15.44				$51.61				£15.67

Weighted average remaining contractual life			3.2 years				2.7 years				2.0 years

Options outstanding at 31 December 2014		Share option schemes – shares			Share option schemes – ADS			Savings-related share option schemes

Year of grant	Number 000	Weighted exercise price	Latest exercise date	Number 000	Weighted exercise price	Latest exercise date	Number 000	Weighted exercise price	Latest exercise date

2005	50	£13.05	01.11.15	134	$47.40	01.11.15	–	–	–
2006	2,453	£14.69	28.07.16	2,575	$51.40	28.07.16	–	–	–
2007	2,937	£14.80	26.07.17	3,814	$57.59	26.07.17	–	–	–
2008	2,444	£11.49	23.07.18	1,961	$45.05	23.07.18	–	–	–
2009	3,286	£11.76	22.07.19	1,479	$33.72	22.07.19	–	–	–
2010	4,594	£12.03	22.07.20	2,277	$37.28	22.07.20	–	–	–
2011	–	–	–	–	–	–	–	–	–
2012	–	–	–	–	–	–	3,586	£11.59	01.06.16
2013	–	–	–	–	–	–	845	£12.47	01.06.17
2014	–	–	–	–	–	–	1,179	£11.31	01.06.18

Total	15,764	£12.82		12,240	$47.50		5,610	£11.66

Options normally become exercisable from three years from the date of grant but may, under certain circumstances, vest earlier as set out within the various scheme rules.

There has been no change in the effective exercise price of any outstanding options during the year.

Options exercisable	Share option schemes – shares		Share option schemes – ADS		Savings-related share option schemes

	Number 000	Weighted exercise price	Number 000	Weighted exercise price	Number 000	Weighted exercise price

At 31 December 2012	33,930	£12.90	24,706	$46.10	261	£9.72

At 31 December 2013	20,262	£12.68	17,308	$46.37	–	–

At 31 December 2014	15,764	£12.82	12,240	$47.50	–	–

GSK Annual Report 2014 201

Notes to the financial statements continued

42 Employee share schemes continued

GlaxoSmithKline share award schemes

Performance Share Plan

The Group operates a Performance Share Plan whereby awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a defined measurement period with dividends reinvested during the same period. For awards granted in 2012 and 2013 to Directors and members of the CET, the performance conditions are based on four equally weighted measures over a three year performance period. The first measure is based on the achievement of adjusted free cash flow targets. The second measure is based on relative TSR performance against a comparator group. The remaining two measures are based on business-specific performance measures on business diversification and R&D new product performance. For details on the calculation of these measures, see the Remuneration report on pages 96 to 128.

For awards granted in 2014 onwards, the performance conditions are based on three equally weighted measures over a three year performance period. These are adjusted free cashflow, TSR and R&D new product performance.

For those awards made to all other eligible employees the performance conditions are based on GSK’s EPS growth to the increase in the UK Retail Prices Index over the three year measurement period and adjusted free cashflow. In addition, some businesses have an element of their award based on a strategic or operational business measure, over a three year measurement period, specific to the employee’s business area.

The fair value of the awards is determined based on the closing share price on the day of grant. For TSR performance elements, this is adjusted by the likelihood of that condition being met, as assessed at the time of grant.

Number of shares and ADS issuable	Shares Number (000)	Weighted fair value	ADS Number (000)	Weighted fair value

At 1 January 2012	10,541		3,926
Awards granted	4,268	£11.43	1,420	$37.63
Dividends reinvested	529		225
Awards exercised	(1,388)		(485)
Awards cancelled	(1,794)		(710)

At 31 December 2012	12,156		4,376
Awards granted	4,483	£13.36	1,352	$42.41
Dividends reinvested	722		251
Awards exercised	(1,022)		(453)
Awards cancelled	(2,977)		(1,041)

At 31 December 2013	13,362		4,485
Awards granted	4,147	£15.48	1,251	$52.40
Dividends reinvested	673		211
Awards exercised	(2,654)		(1,059)
Awards cancelled	(2,734)		(929)

At 31 December 2014	12,794		3,959

Share Value Plan

The Group operates a Share Value Plan whereby awards are granted, in the form of shares, to certain employees at no cost. The awards vest after two and a half to three years and there are no performance criteria attached. The fair value of these awards is determined based on the closing share price on the day of grant, after deducting the expected future dividend yield over the duration of the award.

Number of shares and ADS issuable	Shares Number (000)	Weighted fair value	ADS Number (000)	Weighted fair value

At 1 January 2012	19,458		14,081
Awards granted	11,411	£11.96	7,595	$38.51
Awards exercised	(4,650)		(3,410)
Awards cancelled	(901)		(478)

At 31 December 2012	25,318		17,788
Awards granted	12,011	£14.76	7,681	$46.04
Awards exercised	(5,324)		(4,009)
Awards cancelled	(938)		(622)

At 31 December 2013	31,067		20,838
Awards granted	12,410	£12.65	7,842	$41.56
Awards exercised	(9,642)		(6,787)
Awards cancelled	(923)		(666)

At 31 December 2014	32,912		21,227

202 GSK Annual Report 2014

42 Employee share schemes continued

Employee Share Ownership Plan Trusts

The Group sponsors Employee Share Ownership Plan (ESOP) Trusts to acquire and hold shares in GlaxoSmithKline plc to satisfy awards made under employee incentive plans and options granted under employee share option schemes. The trustees of the ESOP Trusts purchase shares with finance provided by the Group by way of loans or contributions. In 2014, Treasury shares with a fair value of £150 million were transferred into the UK ESOP Trust to satisfy future awards under the shareholder approved Performance Share Plan. Costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves and held at the value of proceeds receivable from employees on exercise. If there is deemed to be a permanent diminution in value this is reflected by a transfer to retained earnings. The Trusts also acquire and hold shares to meet notional dividends re-invested on deferred awards under the SmithKline Beecham Mid-Term Incentive Plan. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

Shares held for share award schemes	2014	2013

Number of shares (000)	52,595	63,613

	£m	£m

Nominal value	13	16
Carrying value	150	354
Market value	724	1,024

Shares held for share option schemes	2014	2013

Number of shares (000)	139	139

	£m	£m

Nominal value	–	–
Carrying value	1	1
Market value	2	1

43 Proposed Novartis transaction

On 22 April 2014, GSK announced a three-part inter-conditional transaction with Novartis AG involving its Consumer Healthcare, Vaccines and Oncology businesses.

As part of this proposed transaction, GSK and Novartis will create a new Consumer Healthcare business over which GSK will have majority control, with an equity interest of 63.5%. In addition, GSK will acquire Novartis’ global Vaccines business (excluding influenza vaccines) for an initial cash consideration of $5.25 billion with subsequent potential milestone payments of up to $1.8 billion and ongoing royalties.

GSK will also divest its marketed Oncology portfolio, related R&D activities and rights to its AKT inhibitors and also grant commercialisation partner rights for future oncology products to Novartis for an aggregate cash consideration of $16 billion. Under the terms of the transaction, up to £1.5 billion of the purchase price may have to be returned to Novartis if certain conditions relating to the COMBI-d trial are not met. Following the positive outcome from this study announced on 6 February 2015, GSK believes these conditions will be satisfied.

The transaction is expected to be completed in the week commencing 2 March 2015.

GSK Annual Report 2014 203

Notes to the financial statements continued

44 Principal Group companies

The following represent the principal subsidiaries and associates of the GlaxoSmithKline Group at 31 December 2014. Details are given of the principal country of operation, the location of the headquarters, the business sector and the business activities. The equity share capital of these entities is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

Europe	Location	Subsidiary	Sector	Activity	%

England	Brentford	GlaxoSmithKline Holdings Limited *	Ph,CH	h
	Brentford	GlaxoSmithKline Services Unlimited *	Ph,CH	s
	Brentford	GlaxoSmithKline Mercury Limited *	Ph	h
	Brentford	GlaxoSmithKline Finance plc	Ph,CH	f
	Brentford	GlaxoSmithKline Capital plc	Ph,CH	f
	Brentford	SmithKline Beecham Limited	Ph,CH	d e h m p r
	Brentford	Wellcome Limited	Ph,CH	h
	Brentford	Glaxo Group Limited	Ph	h
	Brentford	Glaxo Operations UK Limited	Ph	p
	Brentford	GlaxoSmithKline Export Limited	Ph	e
	Brentford	GlaxoSmithKline Research & Development Limited	Ph	d r
	Brentford	GlaxoSmithKline UK Limited	Ph	m p
	Brentford	Setfirst Limited	Ph,CH	h
	Brentford	GlaxoSmithKline Trading Services Limited (i) (iv)	Ph	e
	Brentford	ViiV Healthcare Limited	Ph	h	78
	Brentford	ViiV Healthcare UK Limited	Ph	m s	78

Austria	Vienna	GlaxoSmithKline Pharma GmbH	Ph	m

Belgium	Wavre	GlaxoSmithKline Pharmaceuticals S.A.	Ph	d m
	Rixensart	GlaxoSmithKline Biologicals S.A.	Ph	d e m p r

Czech Republic	Prague	GlaxoSmithKline s.r.o.	Ph,CH	m

Finland	Espoo	GlaxoSmithKline Oy	Ph	m

France	Marly le Roi	Groupe GlaxoSmithKline S.A.S.	Ph	h
	Marly le Roi	Laboratoire GlaxoSmithKline S.A.S.	Ph	m r d
	Marly le Roi	GlaxoSmithKline Sante Grand Public S.A.S.	CH	e m
	Marly le Roi	ViiV Healthcare S.A.S.	Ph	m	78
	St. Amand Les Eaux	GlaxoSmithKline Biologicals S.A.S.	Ph	p

Germany	Buehl	GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	CH	m s
	Munich	GlaxoSmithKline GmbH & Co. KG	Ph	d h m s

Greece	Athens	GlaxoSmithKline A.E.B.E	Ph,CH	m

Italy	Verona	GlaxoSmithKline S.p.A.	Ph	d m
	Milan	GlaxoSmithKline Consumer Healthcare S.p.A.	CH	m

Netherlands	Zeist	GlaxoSmithKline B.V.	Ph	m
	Zeist	GlaxoSmithKline Far East B.V.	Ph,CH	h

Poland	Poznan	GSK Services Sp.z o.o.	Ph	m s

Republic of Ireland	Carrigaline	SmithKline Beecham (Cork) Limited (i)	Ph	d p r
	Dublin	GlaxoSmithKline Consumer Healthcare (Ireland) Limited (i)	CH	m
	Dublin	GlaxoSmithKline (Ireland) Limited (i)	Ph	m
	Dungarvan	Stafford Miller (Ireland) Limited (i)	CH	p
	Dungarvan	GlaxoSmithKline Dungarvan Limited (i)	CH	p
	Sligo	Stiefel Laboratories (Ireland) Limited (i)	Ph	p

Romania	Brasov	Europharm Holding S.A.	Ph,CH	m s

Russian Federation	Moscow	GlaxoSmithKline Trading ZAO	Ph	m

Spain	Madrid	GlaxoSmithKline S.A.	Ph	m

Switzerland	Muenchenbuchsee	GlaxoSmithKline AG	Ph	m

USA

USA	Research Triangle Park	Stiefel Laboratories, Inc.	Ph	h m p
	Marietta	Corixa Corporation	Ph	p
	Philadelphia	GlaxoSmithKline LLC	Ph,CH	d e h m p r s
	Pittsburgh	GlaxoSmithKline Consumer Healthcare, L.P.	CH	m	88
	Pittsburgh	Block Drug Company, Inc.	CH	h m
	Wilmington	GlaxoSmithKline Holdings (Americas) Inc.	Ph,CH	h
	Wilmington	GlaxoSmithKline Capital Inc.	Ph,CH	f
	Research Triangle Park	ViiV Healthcare Company	Ph	m	78
	Rockville	Human Genome Sciences, Inc.	Ph	p

204 GSK Annual Report 2014

44 Principal Group companies continued

Americas	Location	Subsidiary	Sector	Activity	%

Canada	Mississauga	GlaxoSmithKline Inc.	Ph	m p
	Mississauga	GlaxoSmithKline Consumer Healthcare Inc.	CH	m
	Laval	ID Biomedical Corporation of Quebec	Ph	d e p r

Mexico	Mexico City	GlaxoSmithKline Mexico S.A. de C.V.	Ph,CH	e m p

Asia Pacific

Australia	Boronia	GlaxoSmithKline Australia Pty Ltd	Ph,CH	d e m p r

China	Beijing	GlaxoSmithKline (China) Investment Co. Ltd	Ph,CH	d h m r s
	Hong Kong	GlaxoSmithKline Limited	Ph,CH	m
	Tianjin	Sino-American Tianjin Smith Kline & French Laboratories Ltd	CH	e m p	55

India	Mumbai	GlaxoSmithKline Pharmaceuticals Limited	Ph	d m p	75
	Gurgaon	GlaxoSmithKline Consumer Healthcare Limited	CH	d e m p r s	72

Malaysia	Selangor	GlaxoSmithKline Consumer Healthcare Sdn Bhd	CH	m

Pakistan	Karachi	GlaxoSmithKline Pakistan Limited	Ph,CH	e m p r	83

Philippines	Makati	GlaxoSmithKline Philippines Inc	Ph,CH	d e m

Singapore	Singapore	Glaxo Wellcome Manufacturing Pte Ltd	Ph	d e p r s
	Singapore	GlaxoSmithKline Pte Ltd	Ph,CH	d e m s

South Korea	Seoul	GlaxoSmithKline Korea Limited	Ph ,CH	m r

Thailand	Bangkok	GlaxoSmithKline (Thailand) Limited	Ph,CH	m

Japan

Japan	Tokyo	GlaxoSmithKline K.K.	Ph,CH	d m p

Latin America

Argentina	Buenos Aires	GlaxoSmithKline Argentina S.A.	Ph,CH	e m p r

Brazil	Rio de Janeiro	GlaxoSmithKline Brasil Limitada	Ph,CH	d e m p

Colombia	Bogota	GlaxoSmithKline Colombia S.A.	Ph,CH	m

Venezuela	Caracas	GlaxoSmithKline Venezuela, C.A.	Ph,CH	m

Middle East & Africa

Nigeria	Lagos	GlaxoSmithKline Consumer Nigeria plc (ii)	Ph,CH	e m p	46

Saudi Arabia	Jeddah	Glaxo Saudi Arabia Limited	Ph	p	49

South Africa	Johannesburg	GlaxoSmithKline South Africa (Pty) Limited	Ph,CH	d e m p

Turkey	Istanbul	GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Ph,CH	m

Middle East & Africa	Location	Associate	Sector	Activity	%

South Africa	Johannesburg	Aspen Pharmacare Holdings Limited (iii)	Ph,CH	m p r	12

(i)	Exempt from the provisions of section 7 of the Companies (Amendment) Act 1986 (Ireland). In addition to those subsidiary companies scheduled in the table above, Stiefel Distributors (Ireland) Limited; SmithKline Beecham (Manufacturing) Limited; GlaxoSmithKline Consumer Healthcare Investments (Ireland) Limited; GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No. 2); GlaxoSmithKline Investments (Ireland) Limited and GlaxoSmithKline Consumer Healthcare Ireland IP Limited are also exempt from these provisions as they are consolidated in the group financial statements.

(ii)	Consolidated as a subsidiary in accordance with section 1162 (4)(a) of the Companies Act 2006 on the grounds of dominant influence.

(iii)	Equity accounted on the grounds of significant influence.

(iv)	Incorporated in Ireland.

*	Directly held wholly owned subsidiary of GlaxoSmithKline plc.

Key

Business sector:	Ph	Pharmaceuticals, CH Consumer Healthcare
Business activity:	d	development, e exporting, f finance, h holding company, i insurance, m marketing, p production, r research,
	s	service

Full details of all Group subsidiaries and associates will be attached to the company’s Annual Return to be filed with the UK Registrar of Companies. Each of GlaxoSmithKline Capital Inc. and GlaxoSmithKline Capital plc is a wholly-owned finance subsidiary of the company, and the company has fully and unconditionally guaranteed the securities issued by each of GlaxoSmithKline Capital Inc. and GlaxoSmithKline Capital plc.

GSK Annual Report 2014 205

Notes to the financial statements continued

45 Legal proceedings

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations, as well as related private litigation. The Group makes provision for these proceedings on a regular basis as summarised in Note 2, ‘Accounting principles and policies’ and Note 29, ‘Other provisions’. The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosures about such cases would be included, but no provision would be made.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage. The Group does not believe that information about the amount sought by the plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law. Intellectual property claims include challenges to the validity and enforceability of the Group’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

Legal expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. Provisions are made, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. For certain product liability claims, the Group will make a provision where there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. At 31 December 2014, the Group’s aggregate provision for legal and other disputes (not including tax matters described in Note 14, ‘Taxation’) was £0.5 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements. If this were to happen, it could have a material adverse impact on the results of operations of the Group in the reporting period in which the judgments are incurred or the settlements entered into. The most significant of these matters are described below.

Intellectual property

Avodart/Jalyn

On 29 November 2010, Banner Pharmacaps, Inc. (Banner) notified the Group that it had filed an Abbreviated New Drug Application (ANDA) to market a generic version of Avodart (dutasteride) in the USA. Banner’s notification contained a Paragraph IV certification alleging that two patents expiring in 2013 and one patent expiring in 2015 (the ‘467 patent) covering the compound dutasteride were invalid or not infringed by Banner’s proposed generic dutasteride product. The Group subsequently received similar notices from Anchen Pharmaceuticals (Anchen), Apotex (Apotex), Roxane Laboratories (Roxane), Watson Laboratories, Inc (Watson), and Mylan Pharmaceuticals, Inc. (Mylan) each variously challenging either the ‘467 patent or all three patents.

On 29 December 2010, Anchen notified the Group that it had filed an ANDA for Jalyn with a Paragraph IV certification alleging that the ‘467 patent was invalid, unenforceable or not infringed. Jalyn, a combination of dutasteride and tamsulosin, is covered by the same three patents that cover Avodart. Subsequently, the Group received similar notices from Impax Laboratories, Inc. (Impax) and Watson challenging one or more of the patents covering Jalyn.

The Group filed suit against Anchen, Banner, Impax, Mylan, Roxane and Watson in the United States District Court for the District of Delaware for infringement of the Avodart and Jalyn patents, as applicable, and the cases were consolidated for trial. On 31 August 2012, the Group filed a separate suit against Apotex in the same court for infringement of the ‘467 patent. This case was not consolidated with the original case against the other generic defendants. On 31 May 2013, the Court ordered that the Apotex case would be stayed pending the entry of judgment in the Banner et al case, and Apotex subsequently agreed to be bound by the outcome of the consolidated cases. On 17 January 2013, the Group and Anchen settled the litigation on terms that would allow Anchen to enter the market for Jalyn in the fourth quarter of 2015 or earlier under certain circumstances. The Group previously had settled an earlier patent challenge against Avodart by Teva Pharmaceuticals (Teva) on terms that will allow Teva to launch its generic dutasteride product in the fourth quarter of 2015 or earlier under certain circumstances. Teva’s generic dutasteride product was approved by the FDA on 21 December 2010.

A trial on the consolidated case against the generic defendants was held on 28 January 2013. On 13 August 2013, the District Court upheld the validity of the ‘467 patent. Banner, Impax, Mylan, Roxane and Watson appealed the decision in favour of the Group to the United States Court of Appeals for the Federal Circuit on 27 August 2013. On 24 February 2014, the Federal Circuit entered a decision in favour of the Group affirming the decision of the District Court and concluding the matter.

Benlysta

Human Genome Sciences, Inc. (HGS), a Group company, holds a European Patent covering 18 countries, including the UK, which covers antibodies that bind to BLyS, defined in functional terms. Eli Lilly and Company (Eli Lilly) previously had challenged the validity of this patent, but the patent has been upheld by the European Patent Office and the UK courts, and these validity challenges have concluded.

Eli Lilly also had requested a declaration that any Supplementary Protection Certificate (SPC) filed by HGS to extend the term of this patent for five years, based upon Eli Lilly’s future Marketing Authorisation (MA) for an anti-BLyS antibody, will be invalid. The UK High Court denied Lilly’s motion in July 2014. On 2 October 2014, Eli Lilly announced that it was ceasing the development of its anti-BLyS antibody. HGS applied to have the appeal dismissed and, on 14 November 2014, Eli Lilly consented not to appeal the Court’s decision, thus ending the litigation.

Epzicom/Trizivir/Kivexa

On 30 November 2007, the Group’s affiliate, ViiV Healthcare, received notice that Teva Pharmaceuticals USA, Inc. (Teva) had filed an ANDA with a Paragraph IV certification for Epzicom (the combination of lamivudine and abacavir). The certification challenged only the patent covering the hemisulfate salt of abacavir, which expires in 2018. ViiV Healthcare did not sue Teva under this patent. On 27 June 2011, ViiV Healthcare received notice that Teva had amended its ANDA for Epzicom to contain a Paragraph IV certification for two additional patents listed in the Orange Book, alleging the patents were invalid, unenforceable or not infringed.

The patents challenged in this new certification relate to a method of treating HIV using the combination (expiring in 2016), and a certain crystal form of lamivudine (expiring in 2016). On 5 August 2011, ViiV Healthcare filed suit against Teva under the combination patent in the United States District Court for the District of Delaware.

206 GSK Annual Report 2014

45 Legal proceedings continued

On 18 May 2011, ViiV Healthcare received notice that Lupin Ltd. (Lupin) had filed an ANDA containing a Paragraph IV certification for Trizivir (the triple combination of lamivudine, abacavir and zidovudine) alleging that three patents listed in the Orange Book for Trizivir were invalid, unenforceable or not infringed. These patents relate to a method of treating HIV using the triple combination (expiring in 2016), the hemisulfate salt of abacavir (expiring in 2018), and a certain crystal form of lamivudine (expiring in 2016). On 29 June 2011, ViiV Healthcare filed suit against Lupin under the patent covering the triple combination in the United States District Court for the District of Delaware. The District Court consolidated the case relating to Epzicom with the case relating to Trizivir.

On 17 December 2013, the United States District Court for the District of Delaware upheld the validity of the US patent with an expiry date in March 2016 which covers the combination of lamivudine and abacavir (Epzicom) and the triple combination of lamivudine, abacavir and zidovudine (Trizivir). In a separate component to the decision, the judge ruled that the Lupin generic version of Trizivir did not infringe the patent. Lupin subsequently launched its generic version of Trizivir. Teva earlier had stipulated that its generic version of Epzicom would infringe the patent, and the District Court enjoined Teva from launching its generic version of Epzicom until the expiration of the patent. The parties appealed the judgments. On 12 February 2015, the United States Court of Appeals for the Federal Circuit affirmed the decision of the District Court.

On 6 February 2014, ViiV Healthcare received notice that Lupin had filed an ANDA containing a Paragraph IV certification for Epzicom, alleging that the three patents listed in the Orange Book for Epzicom are either invalid, unenforceable or not infringed. ViiV Healthcare filed suit against Lupin on 3 March 2014, alleging infringement of both the patent covering the combination of lamivudine and abacavir and the patent covering the hemisulfate salt of abacavir. A trial date has been set for 18 April 2016.

On 2 June 2014, Apotex filed a Petition requesting Inter Partes Review (IPR) of the combination patent covering Epzicom and Trizivir. The United States Patent and Trademark Office (USPTO) granted the petition on 8 December 2014 which initiates an IPR of the patent by the USPTO. On 8 January 2015, Teva filed a petition with the USPTO to join the proceedings.

Teva Canada and Apotex have each challenged patents for Kivexa (lamivudine/abacavir) listed on the Canadian Patent Register. ViiV Healthcare filed suit for infringement against each party under the patent covering the combination of lamivudine and abacavir and the patent covering the hemisulfate salt of abacavir. A ruling that the hemisulfate salt patent was improperly listed has resulted in the de-listing of such patent from the Canadian Patent Register. ViiV Healthcare has appealed this ruling. Notwithstanding this ruling, the infringement cases against Teva Canada and Apotex relating to the validity of the combination and hemisulfate salt patents will proceed; a hearing on the infringement case against Teva Canada has been scheduled for 27 April 2015, and a hearing on the infringement case against Apotex has been scheduled for December 2015.

In addition, Teva has challenged the claims of the combination patent covering Kivexa in Germany, France and Italy. There is also related litigation ongoing in the United Kingdom. The combination patent litigation involving ViiV Healthcare and Teva commenced in Germany in December 2013, in France in June 2014, and in Italy in September 2014. The combination patent expires across Europe in 2016. In addition, ViiV Healthcare has a corresponding Supplementary Protection Certificate (SPC) for Kivexa (but not Trizivir) that does not expire until late 2019.

As well as challenging the validity of the underlying patents, Teva is challenging the SPCs on the basis that they are invalid due to a failure to comply with the requirements of Article 3(d) of Regulation (EC) No. 469/2009 (the SPC Regulation) (‘Teva’s Article 3(d) contention’). These cases are pending. In Germany, oral hearing has been set for 19 May 2015, and in France, oral hearing has been set for 15 December 2015. A final hearing date has yet to be set in Italy.

On 26 November 2014, ViiV Healthcare commenced an action in the UK against Teva for a declaration that Teva’s Article 3(d) contention concerning the Kivexa SPC is incorrect. An interim hearing is scheduled for 25 March 2015 to determine whether questions regarding the SPC Regulation should be referred to the Court of Justice for the European Union.

Lexiva

On 23 April 2012, Ranbaxy Laboratories Limited (Ranbaxy) notified ViiV Healthcare that it had filed a Paragraph IV certification alleging that a patent claiming a polymorphic form of fosamprenavir calcium, the active ingredient in Lexiva, was invalid or not infringed. The patent expires in 2020. ViiV Healthcare did not sue under this patent.

On 30 July 2012, Mylan Pharmaceuticals, Inc. (Mylan) notified ViiV Healthcare that it had filed an ANDA for Lexiva with a Paragraph IV certification asserting that patents claiming (i) the active ingredient (expiring in 2018) and (ii) a polymorphic form of the active ingredient (expiring 2020), are invalid, unenforceable, or not infringed. Mylan is the second generic company to file an ANDA for Lexiva, but the first generic company to challenge the basic compound patent on the active ingredient. On 23 August 2012, ViiV Healthcare and its licensor, Vertex Pharmaceuticals Incorporated, filed a patent infringement suit against Mylan on the patent claiming the active ingredient (but not the patent claiming the polymorph) in the United States District Court for the District of Delaware. On 26 May 2014, the parties settled the case on terms that are confidential.

On 18 October 2012, Ranbaxy filed a petition for an Inter Partes Review (IPR) alleging that the patent claiming the active ingredient for Lexiva is invalid. On 5 March 2013, the USPTO granted Ranbaxy’s petition. The IPR was settled October 2014 on terms that are confidential.

On 10 December 2014, Lupin Limited filed a petition with the USPTO for an IPR alleging that the compound patent covering the active ingredient for Lexiva is invalid. The USPTO has not yet ruled on whether the petition for the IPR will be granted.

Product liability

Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated safety issues may become, or be claimed by some to be, evident. The Group is currently a defendant in a number of product liability lawsuits related to the Group’s Pharmaceutical, Vaccine and Consumer Healthcare products. The most significant of those matters are described below.

The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category and has included a provision, as appropriate, for the matters below in the provision for legal and other disputes. Matters for which the Group has made a provision are also noted in Note 29, ‘Other provisions’.

GSK Annual Report 2014 207

Notes to the financial statements continued

45 Legal proceedings continued

Avandia

The Group has been named in product liability lawsuits on behalf of individuals asserting personal injury claims arising out of the use of Avandia. The federal cases filed against the Group are part of a multi-district litigation proceeding pending in the United States District Court for the Eastern District of Pennsylvania (the ‘MDL Court’). Cases have also been filed in a number of state courts.

As of February 2015, the Group has reached agreements to settle the substantial majority of federal and state cases pending in the US. 15 purported class actions on Avandia are pending in Canada. The Group has reached an agreement in principle to resolve the single purported consumer class action in Israel, which has now been approved by the Court. In the UK, litigation against the Group has ended following the formal discontinuance of the claims of the majority of the claimants and a court order striking the claims of the remaining claimants.

There are four purported class actions seeking economic damages on behalf of third party payers asserting claims arising under various state and federal laws, including the Racketeer Influenced and Corrupt Organizations Act (RICO), state unfair trade practices and/or consumer protection laws. The MDL Court denied the Group’s motion to dismiss three of the third party payer actions, and the fourth action has been stayed. The Group has appealed the decision to the United States Court of Appeals for the Third Circuit. One consumer class action brought on behalf of Missouri residents remains pending in the MDL Court. Humana Medical Group (Humana) has brought two separate subrogation actions, one as a purported class action in the MDL Court. The MDL Court has denied class certification. United Health Group, Inc. has brought a separate subrogation action against the Group

Paxil/Seroxat and Paxil CR

The Group has received numerous lawsuits and claims alleging that use of Paxil (paroxetine) has caused a variety of injuries. Most of these lawsuits in recent years have alleged that the use of Paxil during pregnancy resulted in the birth of a child with birth defects or health issues. Other lawsuits and claims have alleged that patients who took Paxil committed or attempted to commit suicide or acts of violence or that patients suffered symptoms on discontinuing treatment with Paxil.

¡	Pregnancy

The Group has reached agreements to settle the substantial majority of the US claims relating to the use of Paxil during pregnancy as of February 2015, but a number of claims related to use during pregnancy are still pending in various courts in the US. Other matters have been dismissed without payment. Currently, there are three trials scheduled in 2015.

There are two proposed, and one certified, class actions in Canada. The action that has been certified as a national class action is in British Columbia and relates to cardiovascular defects. An appeal from that certification decision was dismissed in October 2013, and the case is scheduled to be tried in October 2016.

¡	Acts of violence

As of February 2015, there were eight pending matters, including one lawsuit on appeal (pending in the United States Court of Appeals for the Ninth Circuit) concerning allegations that patients who took Paxil committed or attempted to commit suicide or acts of violence. Currently, there are no trials scheduled for 2015.

¡	Discontinuation

In the UK, in late 2010, public funding was withdrawn from the claimants who had received funding to pursue litigation alleging that Paxil/Seroxat had caused them to suffer from withdrawal reactions and dependency. The majority of the claimants discontinued their claims.

In June 2013, the Group was informed that the Legal Aid Agency (LAA) (formerly the Legal Services Commission) was considering whether to discharge the public funding certificate following the recommendation of its Special Cases Review Panel that the case has poor prospects of success. On 29 January 2015, the LAA discharged the public certificate, effectively ending the group action.

Poligrip

Beginning in 2005, a number of product liability lawsuits and claims were filed against the Group in both state and federal courts in the USA, including purported class actions, alleging that the zinc in Super Poligrip causes copper depletion and permanent neurologic injury. The federal cases were consolidated in the Denture Cream Adhesive multi-district litigation (MDL) in the United States District Court for the Southern District of Florida which was established in June 2009. The original four putative class actions in the MDL have been dismissed. In 2013, a putative class action was filed in Puerto Rico, which was removed to federal court and transferred to the MDL where it remains pending as of February 2015.

With two current exceptions (one state court case in Pennsylvania, and one state court case in small claims court in Tennessee), all other state court cases were consolidated in the Philadelphia state court Mass Tort Program (MTP). As of February 2015, there are no cases currently pending against GSK in the Philadelphia MTP. The vast majority of individual cases have been dismissed, with seven active individual cases and one putative class action in the MDL, and two state court cases, still pending against the Group in the USA.

In Canada, one individual lawsuit and five purported class actions asserting consumer fraud claims have also been filed. Of those, the individual lawsuit and one putative class action have been dismissed. In addition, there are a few filed and unfiled claims in Turkey, the UK and elsewhere. The Group voluntarily withdrew all zinc-containing formulations of Super Poligrip from the market in early 2010.

Sales and marketing and regulation

The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category, and has included a provision for such matters in the provision for legal and other disputes, except as noted below. Matters for which the Group has made a provision are also noted in Note 29, ‘Other provisions’.

China investigation

On 19 September 2014, the Group announced that the Changsha Intermediate People’s Court in Hunan Province, China ruled that according to Chinese law, GSK China Investment Co. Ltd (GSKCI) had offered money or property to non-government personnel in order to obtain improper commercial gains, and been found guilty of bribing non-government personnel. The verdict followed investigations initiated by China’s Ministry of Public Security in June 2013. As a result of the Court’s verdict, GSKCI paid a fine of RMB 3 billion (£301 million) to the Chinese government.

SEC/DOJ and SFO Anti-Corruption enquiries

The US Securities and Exchange Commission (SEC) and the US Department of Justice (DOJ) initiated an industry-wide enquiry in 2010 into whether pharmaceutical companies may have engaged in violations of the US Foreign Corrupt Practices Act (FCPA) relating to the sale of pharmaceuticals, including in Argentina, Brazil, Canada, China, Germany, Italy, Poland, Russia and Saudi Arabia. The Group is one of the companies that has been asked to respond to this enquiry and is cooperating with the SEC and DOJ. The Group has informed the DOJ and SEC about the investigation of its China operations by the Chinese government that was initiated in 2013 and the outcome of that investigation.

208 GSK Annual Report 2014

45 Legal proceedings continued

The Group also has advised the UK Serious Fraud Office (SFO) regarding the investigation of its China operations by the Chinese government and the outcome of that investigation. The SFO has requested information from the Group on its commercial operations in a number of countries. On 27 May 2014, the SFO informed the Group that it had formally opened a criminal investigation into the Group’s practices. The Group is responding to the SFO’s requests. The Group is unable to make a reliable estimate of the expected financial effect of these investigations, and no provision has been made for them.

US State Sales and Marketing Investigations

After the Group concluded an agreement in 2012 with the United States Government, multiple states and the District of Columbia to conclude the Group’s most significant ongoing United States federal government investigations, the Group was notified by a consortium of US state attorneys general that they were investigating the conduct underlying the Group’s 2012 federal and state settlements related to products other than Avandia to determine if the Group violated state unfair and deceptive trade practices statutes. The Group has resolved these allegations with 47 states and the District of Columbia through civil settlement agreements. No other state attorney general actions are pending related to this matter.

Avandia

The Group is defending an action by the County of Santa Clara, California, which was brought under California’s consumer protection laws seeking civil penalties and restitution as a result of the Group’s marketing of Avandia. Pre-trial activities are continuing. If the case proceeds to trial, the MDL Court will send the case back to California federal court for a bench trial.

Seven lawsuits were filed on behalf of Native American tribes relating to the sale and marketing of Avandia and other Group products. The Group resolved all claims by and against these groups in December 2014.

Average wholesale price

A number of states through their respective Attorneys General, and most of the counties in New York State, filed civil lawsuits in state and federal courts against the Group and many other pharmaceutical companies claiming damages and restitution due to average wholesale price (AWP) and/or wholesale acquisition cost (WAC) price reporting for pharmaceutical products covered by the states’ Medicaid programmes. These cases alleged that the Group reported or caused to be reported false AWP and WAC prices, which, in turn, allegedly caused state Medicaid agencies to reimburse providers more money for covered medicines than the agencies intended. The states have sought recovery on behalf of the states as payers and, in some cases, on behalf of in-state patients as consumers. The Group has resolved AWP claims by state Medicaid programmes in almost all of the states through the Group’s settlement agreement with the federal government announced in September 2005 and in multiple additional settlements since then. Litigation concerning AWP issues is continuing with two states, Illinois and Wisconsin. No trial involving the Group is scheduled for 2015.

Cidra third-party payer litigation

On 25 July 2013, a number of major US healthcare insurers filed suit against the Group in the Philadelphia, Pennsylvania County Court of Common Pleas seeking compensation for reimbursements they made for medicines manufactured at the Group’s former Cidra plant in Puerto Rico. These insurers claim that the Group knowingly and illegally marketed and sold adulterated drugs manufactured under conditions non-compliant with cGMP and that they, as third-party insurers, were unlawfully induced to pay for them. The suit alleges both US federal and various state law causes of action.

On 12 August 2013, the Group removed the case to the United States District Court for the Eastern District of Pennsylvania and has moved to dismiss the complaint. Oral argument on the motion to dismiss was held on 4 February 2013. The case has been stayed pending the decision of the United States Court of Appeals for the Third Circuit on an overlapping, potentially dispositive issue in the Group’s third-party payer litigation regarding Avandia. The Group has made no provision for this matter.

The manufacturing issues at the Group’s plant at Cidra were the subject of federal and state claims that the Group resolved with the US federal Government in 2010 and for which the Group has compliance obligations under a Corporate Integrity Agreement with the US Government.

Paxil/Seroxat

In 2004, the Group settled a lawsuit filed by the New York State Attorney General’s office alleging that the Group failed to disclose data on the use of Paxil in children and adolescents. In 2007 and 2008, the Group made class settlements of lawsuits brought by consumers and third-party payers, respectively, for economic damages allegedly resulting from prescriptions of Paxil to children and adolescents. The Group denied liability in these settlements. In 2010, plaintiffs voluntarily dismissed a similar purported class action filed on behalf of governmental entities that paid for prescriptions of Paxil to minors.

There remains a similar purported class action in Canada seeking economic damages on behalf of individuals who purchased Paxil for use by patients under the age of 18. The certification application as part of this purported class action was adjourned in 2012 to permit the filing of further evidence and is likely to resume in 2015.

Anti-trust/competition

The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category and has included a provision for such matters in the provision for legal and other disputes, except as noted below. Matters for which the Group has made a provision are also noted in Note 29, ‘Other provisions’.

EU sector enquiry

In 2008, the European Commission launched an enquiry to investigate possible anti-competitive conditions in the pharmaceutical sector. The Final Report of the Pharmaceutical Sector Inquiry was published on 8 July 2009. As announced in the Final Report, the Commission decided to continue monitoring patent settlement agreements between originator and generic companies relating to EU markets. As a result, the Group has provided input to the reports published in 2010, 2011, 2012, 2013 and 2014. No provision has been made for this matter.

UK Competition and Markets Authority investigation

On 12 August 2011, the UK Office of Fair Trading (now known as the Competition and Markets Authority (CMA)) launched a formal investigation of the Group and other pharmaceutical companies for potential infringement of the Competition Act. The investigation focuses on whether: (i) litigation settlements between the Group and potential suppliers of generic paroxetine formulations, entered between 2001 and 2003, had as their object or effect the prevention, restriction, or distortion of competition in the UK, and (ii) the Group has infringed its dominant position by making payments to potential suppliers of generic paroxetine with the aim of restricting the development of full generic competition in the UK. The Group terminated the agreements at issue in 2004. The CMA investigation covers issues that were also investigated by the European Commission in 2005 – 2006 in respect of paroxetine in the European Union, and also in 2008, as part of the European Commission Pharmaceutical Sector enquiry.

GSK Annual Report 2014 209

Notes to the financial statements continued

45 Legal proceedings continued

On 2 March 2012, the Commission announced that it had formally concluded its enquiry with no further action. In March 2012, the CMA decided to focus its investigation on potential anti-competitive aspects of the paroxetine settlement agreements and dropped the investigation in relation to potential abuse of dominance. However, in February 2013, the CMA decided to re-open the dominance aspects of the matter.

The Group has cooperated with the CMA in its investigations since the outset. On 19 April 2013, the CMA issued its Statement of Objections (SO) setting out the decision that the CMA would propose to make and allowing the affected parties to make representations on the proposed decision. In the SO, the CMA states that it would propose a fine on the Group, but no details were provided on how any fine might be calculated. On 7 August 2013, the Group submitted its response to the SO, rebutting the CMA’s arguments. On 21 October 2014, the CMA issued a Secondary Statement of Objections, amending its “theory of harm”. The Group responded on 2 December 2014. At a “State of Play” meeting on 22 January 2015, the CMA informed the Group that no final decision has been made, but that it will continue its investigation. The CMA’s website indicates that a final decision will be made in late spring 2015. If the CMA decides to fine the Group, the CMA’s decision may be appealed to the Competition Appeal Tribunal.

Lamictal

Purported direct and indirect purchaser class actions were filed in the United States District Court for the District of New Jersey alleging that the Group and Teva Pharmaceuticals unlawfully conspired to delay generic competition for Lamictal, resulting in their being overcharged. A separate count accuses the Group of monopolising the market. The District Court denied the motion of the purported direct purchaser class for reconsideration of the order granting the Group’s motion to dismiss in December 2012. The plaintiffs have appealed this decision to the United States Court of Appeals for the Third Circuit, and oral argument was heard on 18 November 2014. We await decision by the Third Circuit. The action by the purported indirect purchase class has been suspended pending a decision on the direct purchasers’ appeal.

Wellbutrin XL

Actions have been filed against Biovail Corporation (Biovail) and the Group in the United States District Court for the Eastern District of Pennsylvania by purported classes of direct and indirect purchasers who allege unlawful monopolisation and other anti-trust violations related to the enforcement of Biovail’s patents for Wellbutrin XL and the filing, by Biovail, of citizen petitions. Both direct and indirect purchaser classes have been certified, although a motion to decertify the indirect purchaser class remains pending. The District Court granted the Group’s motion for partial summary judgment primarily on immunity grounds.

The sole remaining claim relates to plaintiffs’ allegations that the Group entered into an anti-competitive reverse payment settlement to resolve the patent infringement litigation. Dispositive motions in connection with the remaining issue in the case are due on 20 March 2015.

Commercial and corporate

Where the Group is able to make a reliable estimate of the expected financial effect, if any, for the matters discussed in this category, it has included a provision in respect of such matters in the provision for legal and other disputes as set out in Note 29, ‘Other provisions’.

Securities/ERISA class actions – Stiefel

On 6 July 2009, a class action suit brought on behalf of current and former employees of Stiefel Laboratories, Inc. (Stiefel), a Group company, was filed in the United States District Court for the Southern District of Florida.

The complaint alleges that Stiefel and its officers and directors violated the US Employee Retirement Income Security Act (ERISA) and federal and state securities laws by inducing Stiefel employees to sell their shares in the employee stock plan back to Stiefel at a greatly undervalued price and without disclosing to employees that Stiefel was about to be sold to the Group. On 21 July 2011, the District Court denied plaintiffs’ motion for class certification.

In October 2011, the District Court granted the defendants’ motions for summary judgment, dismissing all but one of the remaining plaintiffs in the litigation. Trial of claims of that one plaintiff, Timothy Finnerty, took place in May 2012 and resulted in a $1.5 million jury verdict in favour of Mr. Finnerty on his securities claims (separately, the Group settled Mr. Finnerty’s ERISA claims). The Group appealed the verdict, but the Court of Appeals for the Eleventh Circuit affirmed the verdict on 30 June 2014. A petition for certiorari has been filed with the US Supreme Court. Additionally, Stiefel won a complete defence verdict in the Fried case, tried in federal court in Florida in October 2013. Plaintiff appealed that verdict to the Eleventh Circuit, and a decision from that Court is pending. Two other Stiefel cases pending in Florida now have been dismissed: the Bacon case, settled by the Group in January 2015, and MacKay (in which summary judgment was granted in favour of the Group, a ruling that was later upheld by the 11th Circuit). The remaining case in Florida (Martinolich) is scheduled for trial in August 2015. Discovery continues in the Georgia and New York suits. All of these lawsuits involve claims similar to those brought in Finnerty.

In addition to the private litigant suits, on 12 December 2011, the US Securities and Exchange Commission (SEC) filed a formal complaint against Stiefel and Charles Stiefel in the United States District Court for the District of Florida alleging that Stiefel and its principals violated federal securities laws by inducing Stiefel employees to sell their shares in the employee stock plan back to the company at a greatly undervalued price and without disclosing to employees that the company was about to be sold. This matter has been stayed pending a final ruling on the Finnerty appeal. The Group has made a provision for the Stiefel litigation.

Environmental matters

The Group has been notified of its potential responsibility relating to past operations and its past waste disposal practices at certain sites, primarily in the USA. Some of these matters are the subject of litigation, including proceedings initiated by the US federal or state governments for waste disposal, site remediation costs and tort actions brought by private parties.

The Group has been advised that it may be a responsible party at approximately 22 sites, of which 11 appear on the National Priority List created by the Comprehensive Environmental Response Compensation and Liability Act (Superfund). These proceedings seek to require the operators of hazardous waste facilities, transporters of waste to the sites and generators of hazardous waste disposed of at the sites to clean up the sites or to reimburse the US Government for cleanup costs. In most instances, the Group is involved as an alleged generator of hazardous waste.

Although Superfund provides that the defendants are jointly and severally liable for clean up costs, these proceedings are frequently resolved on the basis of the nature and quantity of waste disposed of by the generator at the site. The Group’s proportionate liability for cleanup costs has been substantially determined for 18 of the sites referred to above.

The Group’s potential liability varies greatly from site to site. While the cost of investigation, study and remediation at such sites could, over time, be significant, the Group routinely accrues amounts related to its share of the liability for such matters.

210 GSK Annual Report 2014

Financial statements of GlaxoSmithKline plc prepared under UK GAAP

Directors’ statement of responsibilities in relation to the company’s financial statements

The Directors are responsible for preparing the parent company, GlaxoSmithKline plc, financial statements and the Remuneration Report in accordance with applicable law and regulations.

UK company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the parent company financial statements in accordance with United Kingdom Accounting Standards and applicable law (United Kingdom Generally Accepted Accounting Practice). Under company law the Directors must not approve the parent company financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the company for that period.

In preparing those financial statements, the Directors are required to:

¡	select suitable accounting policies and then apply them consistently;

¡	make judgements and accounting estimates that are reasonable and prudent;

¡	state with regard to the parent company financial statements that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements;

¡	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the parent company financial statements and Remuneration Report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The parent company financial statements for the year ended 31 December 2014, comprising the balance sheet for the year ended 31 December 2014 and supporting notes, are set out on pages 213 to 216 of this report.

The responsibilities of the auditors in relation to the parent company financial statements are set out in the Independent Auditors’ report on page 212.

The financial statements for the year ended 31 December 2014 are included in the Annual Report, which is published in printed form and made available on our website. The Directors are responsible for the maintenance and integrity of the Annual Report on our website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

The Strategic Report and risk sections of the Annual Report include a fair review of the development and performance of the business and the position of the company and the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

Disclosure of information to auditors

The Directors in office at the date of this Annual Report have each confirmed that:

¡	so far as he or she is aware, there is no relevant audit information of which the company’s auditors are unaware; and

¡	he or she has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Going concern basis

After making enquiries, the Directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

The UK Corporate Governance Code

The Board considers that GlaxoSmithKline plc applies the principles and provisions of the UK Corporate Governance Code maintained by the Financial Reporting Council, as described in the Corporate Governance section on pages 78 to 95, and has complied with its provisions. The Board further considers that the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy.

As required by the Financial Conduct Authority’s Listing Rules, the auditors have considered the Directors’ statement of compliance in relation to those points of the UK Corporate Governance Code which are specified for their review.

Sir Christopher Gent

Chairman

26 February 2015

GSK Annual Report 2014 211

Independent Auditor’s report to the members of GlaxoSmithKline plc

Report on the parent company financial statements

Our Opinion

In our opinion, the parent company financial statements defined below:

¡	give a true and fair view of the state of the parent company’s affairs as at 31 December 2014;

¡	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

¡	have been prepared in accordance with the requirements of the Companies Act 2006.

What we have audited

GlaxoSmithKline plc’s financial statements comprise:

¡	the Company balance sheet as at 31 December 2014; and

¡	the notes to the Company balance sheet, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in the preparation of the financial statements is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Other required reporting

Consistency of other information

Companies Act 2006 opinion

In our opinion, the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

ISAs (UK & Ireland) reporting

Under International Standards on Auditing (UK and Ireland) (‘ISAs (UK & Ireland)’) we are required to report to you if, in our opinion, information in the Annual Report is:

¡	materially inconsistent with the information in the audited financial statements; or

¡	apparently materially incorrect based on, or materially inconsistent with, our knowledge of the company acquired in the course of performing our` audit; or

¡	otherwise misleading.

We have no exceptions to report arising from this responsibility.

Adequacy of accounting records and information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion:

¡	we have not received all the information and explanations we require for our audit; or

¡	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

¡	the financial statements and the part of the Directors’ Remuneration report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Directors’ remuneration report - Companies Act 2006 opinion

In our opinion, the part of the Directors’ Remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

Other Companies Act 2006 reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Directors’ statement of responsibilities set out on page 211, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

We conducted our audit in accordance with ISAs (UK & Ireland). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

¡	whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed;

¡	the reasonableness of significant accounting estimates made by the directors; and

¡	the overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Other matter

We have reported separately on the group financial statements of GlaxoSmithKline plc for the year ended 31 December 2014.

The company has passed a resolution in accordance with section 506 of the Companies Act 2006 that the senior statutory auditor’s name should not be stated.

PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

26 February 2015

212 GSK Annual Report 2014

Company balance sheet – UK GAAP

at 31 December 2014

	Notes	2014 £m	2013 £m

Fixed assets – investments	E	19,691	19,691

Debtors	F	10,900	3,358
Cash at bank		2	12

Current assets		10,902	3,370

Creditors: amounts due within one year	G	(1,799)	(531)

Net current assets		9,103	2,839

Total assets less current liabilities		28,794	22,530
Provisions for liabilities	H	(25)	–

Net assets		28,769	22,530

Capital and reserves
Called up share capital	I	1,339	1,336
Share premium account	I	2,759	2,595
Other reserves	J	1,420	1,420
Profit and loss account	J	23,251	17,179

Equity shareholders’ funds		28,769	22,530

The financial statements on pages 213 to 216 were approved by the Board on 26 February 2015 and signed on its behalf by

Sir Christopher Gent

Chairman

GlaxoSmithKline plc

Registered number: 3888792

GSK Annual Report 2014 213

Notes to the company balance sheet – UK GAAP

A) Presentation of the financial statements

Description of business

GlaxoSmithKline plc is the parent company of GSK, a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, including vaccines, over-the-counter (OTC) medicines and health-related consumer products.

Preparation of financial statements

The financial statements, which are prepared on a going concern basis, are drawn up in accordance with UK Generally Accepted Accounting Practice (UK GAAP) and with UK accounting presentation as at 31 December 2014, with comparative figures as at 31 December 2013. Where appropriate, comparative figures are reclassified to ensure a consistent presentation with current year information.

As permitted by section 408 of the Companies Act 2006, the profit and loss account of the company is not presented in this Annual Report.

The company is included in the Group financial statements of GlaxoSmithKline plc, which are publicly available. Advantage has been taken of the exemption provided by FRS 1 ‘Cash flow statements (revised 1996)’ not to prepare a cash flow statement and of the exemption provided by FRS 8 ‘Related party disclosures’ not to disclose any related party transactions within the Group.

Accounting convention and standards

The balance sheet has been prepared using the historical cost convention and complies with applicable UK accounting standards.

Accounting principles and policies

The preparation of the balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual amounts could differ from those estimates.

The balance sheet has been prepared in accordance with the company’s accounting policies approved by the Board and described in Note B.

B) Accounting policies

Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction, or at the forward rate if hedged by a forward exchange contract. Foreign currency assets and liabilities are translated at rates of exchange ruling at the balance sheet date, or at the forward rate.

Dividends paid and received

Dividends paid and received are included in the financial statements in the period in which the related dividends are actually paid or received.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.

Investments in subsidiary companies

Investments in subsidiary companies are held at cost less any provision for impairment.

Impairment of investments

The carrying value of investments are reviewed for impairment when there is an indication that the investment might be impaired. Any provision resulting from an impairment review is charged to the income statement in the year concerned.

Share based payments

The issuance by the company to its subsidiaries of a grant over the company’s shares, represents additional capital contributions by the company in its subsidiaries. An additional investment in subsidiaries results in a corresponding increase in shareholders’ equity. The additional capital contribution is based on the fair value of the grant issued, allocated over the underlying grant’s vesting period.

Taxation

Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date.

The company accounts for taxation which is deferred or accelerated by reason of timing differences which have originated but not reversed by the balance sheet date. Deferred tax assets are only recognised to the extent that they are considered recoverable against future taxable profits.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse. Deferred tax liabilities and assets are not discounted.

Financial guarantees

Liabilities relating to guarantees issued by the company on behalf of its subsidiaries are initially recognised at fair value and amortised over the life of the guarantee.

Legal and other disputes

The company provides for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the company.

C) Operating profit

A fee of £11,523 (2013 – £10,299) relating to the audit of the company has been charged in operating profit.

D) Dividends

The directors declared four interim dividends resulting in a dividend for the year of 80 pence, a 2 pence increase on the dividend for 2013. For further details, see Note 16 to the Group financial statements, ‘Dividends’.

214 GSK Annual Report 2014

Notes to the company balance sheet – UK GAAP continued

E) Fixed assets – investments

	2014 £m	2013 £m

Shares in GlaxoSmithKline Services Unlimited	613	613
Shares in GlaxoSmithKline Holdings (One) Limited	18	18
Shares in GlaxoSmithKline Holdings Limited	17,888	17,888
Shares in GlaxoSmithKline Mercury Limited	33	33

	18,552	18,552
Capital contribution relating to share based payments	1,139	1,139

	19,691	19,691

F) Debtors
	2014 £m	2013 £m

Amounts due within one year:
UK Corporation tax recoverable	205	203
Other receivables	3	–
Deferred tax recoverable	205	–
Amounts owed by Group undertakings	10,055	2,761

	10,468	2,964
Amounts due after more than one year:
Amounts owed by Group undertakings	432	394

	10,900	3,358

The deferred tax asset arises as a result of the recognition of deferred tax on tax losses expected to be used on completion of the Novartis transaction.

G) Creditors

	2014 £m	2013 £m

Amounts due within one year:
Bank overdraft	–	10
Other creditors	497	460
Amounts owed to Group undertakings	1,302	61

	1,799	531

The company has guaranteed debt issued by one of its subsidiary companies for which it receives an annual fee from the subsidiary. In aggregate, the company has outstanding guarantees over $9 billion of debt instruments.

The amounts due from the subsidiary companies in relation to these guarantee fees will be recovered over the life of the bonds and are disclosed within debtors (see Note F).

H) Provisions for liabilities

	2014 £m	2013 £m

At 1 January	–	–
Charge for the year	148	–
Utilised	(138)	–
Other movements	15	–

At 31 December	25	–

The provisions for liabilities relate to a number of legal and other disputes in which the company is currently involved.

GSK Annual Report 2014 215

Notes to the company balance sheet – UK GAAP continued

I) Called up share capital and share premium account

			Share premium account £m

	Ordinary Shares of 25p each

	Number	£m

Share capital authorised
At 31 December 2013	10,000,000,000	2,500
At 31 December 2014	10,000,000,000	2,500

Share capital issued and fully paid
At 1 January 2013	5,397,595,969	1,349	2,022
Issued under employee share schemes	44,610,727	12	573
Share capital cancelled	(100,000,000)	(25)	–

At 31 December 2013	5,342,206,696	1,336	2,595
Issued under employee share schemes	13,090,536	3	164

At 31 December 2014	5,355,297,232	1,339	2,759

	31 December 2014 000		31 December 2013 000

Number of shares issuable under outstanding options	88,801		91,303

Number of unissued shares not under option	4,555,902		4,566,351

At 31 December 2014, of the issued share capital, 52,734,605 shares were held in the ESOP Trusts, 491,515,950 shares were held as Treasury shares and 4,811,046,677 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trusts are disclosed in Note 42, ‘Employee share schemes’.

A total of 15 million shares were purchased by the company during 2014 at a cost of £238 million.

J) Reserves
	Other reserves £m	Profit and loss account £m	Total £m

At 1 January 2013	1,393	22,401	23,794
Profit attributable to shareholders	–	(38)	(38)
Dividends to shareholders	–	(3,680)	(3,680)
Shares purchased and cancelled or held as Treasury shares	25	(1,504)	(1,479)
Capital contribution relating to share based payments	2	–	2

At 31 December 2013	1,420	17,179	18,599
Profit attributable to shareholders	–	10,003	10,003
Dividends to shareholders	–	(3,843)	(3,843)
Shares purchased and held as Treasury shares	–	(238)	(238)
Treasury shares transferred to the ESOT held by a subsidiary company	–	150	150

At 31 December 2014	1,420	23,251	24,671

The profit of GlaxoSmithKline plc for the year was £10,003 million (2013 – £38 million loss), which after dividends of £3,843 million (2013 – £3,680 million), gave a retained profit of £6,160 million (2013 – £3,718 million loss). After the cost of shares purchased and held as Treasury shares of £238 million (2013 – £1,504 million) and the effect of the £150 million Treasury shares transferred to a subsidiary company (2013 – £nil), the profit and loss account reserve at 31 December 2014 stood at £23,251 million (2013 – £17,179 million), of which £4,096 million is unrealised (2013 – £4,096 million).

K) Adoption of Financial Reporting Standard (FRS) 101 ‘Reduced Disclosure Framework’

Following the publication of FRS 100 ‘Application of Financial Reporting Requirements’, GlaxoSmithKline plc is required to change its accounting framework for its entity financial statements, which is currently UK GAAP, for its financial year commencing 1 January 2015. It considers that it is in the best interests of the Group for GlaxoSmithKline plc to adopt FRS 101. No disclosures in the current financial statements would be omitted on adoption of FRS 101.

216 GSK Annual Report 2014

Investor information

GSK Annual Report 2014 217

Financial record

Quarterly trend

An unaudited analysis of the Group results is provided by quarter in Sterling for the financial year 2014.

Income statement – total	12 months 2014				Q4 2014
	£m		CER%	£%	£m		CER%	£%
Turnover – Pharmaceuticals and Vaccines	18,670		(6)	(12)	5,070		(7)	(10)
– Consumer Healthcare	4,336		(11)	(18)	1,116		(7)	(10)
Total turnover	23,006		(7)	(13)	6,186		(7)	(10)
Cost of sales	(7,323)		(11)	(15)	(2,029)		(18)	(20)
Selling, general and administration	(8,246)		4	(3)	(2,207)		4	–
Research and development	(3,450)		(8)	(12)	(979)		(7)	(9)
Royalty income	310		(18)	(20)	67		(31)	(32)
Other operating income	(700)				(347)
Operating profit	3,597		(40)	(49)	691		(69)	(72)
Net finance costs	(659)				(171)
Profit on disposal of interest in associates and joint ventures	–				–
Share of after tax profits of associates and joint ventures	30				11
Profit before taxation	2,968		(46)	(55)	531		(77)	(79)
Taxation	(137)				494
Tax rate %	4.6%				(93.0)%
Profit after taxation for the period	2,831		(41)	(50)	1,025		(56)	(59)
Profit attributable to non-controlling interests	75				(8)
Profit attributable to shareholders	2,756				1,033
Basic earnings per share (pence)	57.3	p	(40)	(49)	21.5	p	(55)	(58)
Diluted earnings per share (pence)	56.7	p			21.3	p
Income statement – core

Total turnover	23,006		(3)	(10)	6,186		(5)	(8)
Cost of sales	(6,535)		(3)	(8)	(1,798)		(3)	(6)
Selling, general and administration	(7,074)		(2)	(9)	(1,864)		(2)	(5)
Research and development	(3,113)		(4)	(8)	(821)		(8)	(9)
Royalty income	310		(18)	(20)	67		(31)	(32)
Operating profit	6,594		(6)	(15)	1,770		(9)	(12)
Net finance costs	(646)				(168)
Share of after tax profits of associates and joint ventures	30				11
Profit before taxation	5,978		(6)	(16)	1,613		(10)	(14)
Taxation	(1,172)				(246)
Tax rate %	19.6%				15.3%
Profit after taxation for the period	4,806		(2)	(12)	1,367		(2)	(6)
Profit attributable to non-controlling interests	222				52
Profit attributable to shareholders	4,584				1,315
Adjusted earnings per share (pence)	95.4	p	(1)	(12)	27.3	p	(1)	(6)

The calculation of core results is described on page 52.

218 GSK Annual Report 2014

			Q3 2014			Q2 2014			Q1 2014
£m		CER%	£%	£m	CER%	£%	£m	CER%	£%
4,575		(4)	(12)	4,539	(6)	(14)	4,486	(5)	(12)
1,071		(13)	(20)	1,022	(14)	(23)	1,127	(9)	(18)
5,646		(6)	(13)	5,561	(8)	(16)	5,613	(6)	(13)
(1,829)		(9)	(13)	(1,722)	(7)	(13)	(1,743)	(7)	(12)
(2,013)		15	1	(2,055)	1	(7)	(1,971)	(3)	(5)
(803)		(6)	(11)	(809)	(18)	(23)	(859)	(1)	(5)
101		11	7	72	(10)	(12)	70	(36)	(38)
(399)				90			(44)
703		(52)	(55)	1,137	(8)	(21)	1,066	(12)	(33)
(165)				(159)			(164)
–				–			–
10				8			1
548		(58)	(61)	986	(9)	(23)	903	(13)	(36)
(163)				(284)			(184)
29.7%				28.8%			20.4%
385		(59)	(62)	702	(22)	(35)	719	(6)	(30)
(16)				48			51
401				654			668
8.3	p	(56)	(59)	13.6p	(23)	(37)	13.9p	(4)	(30)
8.2	p			13.4p			13.7p

5,646		(3)	(10)	5,561	(4)	(13)	5,613	(2)	(10)
(1,641)		(1)	(6)	(1,538)	(3)	(9)	(1,558)	(5)	(10)
(1,477)		(6)	(19)	(1,922)	3	(6)	(1,811)	(3)	(5)
(742)		(1)	(6)	(766)	(3)	(9)	(784)	(4)	(8)
101		11	7	72	(10)	(12)	70	(36)	(38)
1,887		(1)	(6)	1,407	(14)	(25)	1,530	–	(18)
(161)				(156)			(161)
10				8			1
1,736		(1)	(5)	1,259	(14)	(26)	1,370	–	(20)
(348)				(277)			(301)
20.0%				22.0%			22.0%
1,388		4	(1)	982	(12)	(24)	1,069	1	(20)
47				61			62
1,341				921			1,007
27.9	p	5	–	19.1p	(12)	(25)	21.0p	2	(20)

GSK Annual Report 2014 219

Financial record continued

Pharmaceuticals and Vaccines turnover by therapeutic area 2014

	Total				USA			Europe			Emerging Markets			Japan
Therapeutic area/ major products	2014	2013 (restated)	Growth		2014		Growth	2014		Growth	2014		Growth	2014		Growth

	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	6,181	7,289	(10)	(15)	2,810	(18)	(22)	1,675	(3)	(7)	777	3	(7)	475	(2)	(14)
Avamys/Veramyst	238	249	5	(4)	31	(21)	(26)	69	4	–	73	15	3	48	10	(2)
Flixotide/Flovent	702	796	(6)	(12)	432	(6)	(10)	102	(9)	(13)	55	9	(5)	28	(24)	(33)
Relvar/Breo Ellipta	67	8	>100	>100	29	>100	>100	18	–	–	2	–	–	17	>100	>100
Seretide/Advair	4,229	5,274	(15)	(20)	1,972	(25)	(29)	1,330	(5)	(9)	400	3	(7)	228	(6)	(18)
Ventolin	665	642	11	4	328	18	13	124	2	(2)	165	8	(4)	7	(11)	(22)
Other	280	320	(3)	(13)	18	>100	>100	32	10	3	82	(18)	(24)	147	(3)	(16)

Oncology	1,202	969	33	24	509	41	34	417	29	23	169	30	13	65	17	3
Arzerra	54	75	(24)	(28)	28	(35)	(39)	23	(11)	(15)	1	–	–	3	>100	>100
Mekinist	68	10	>100	>100	67	>100	>100	–	–	–	–	–	–	–	–	–
Promacta	231	186	34	24	91	32	25	71	36	29	29	50	32	33	27	10
Tafinlar	135	16	>100	>100	58	>100	>100	67	>100	>100	–	–	–	–	–	–
Tyverb/Tykerb	171	207	(11)	(17)	45	(15)	(18)	67	(15)	(18)	47	13	–	8	(41)	(53)
Votrient	410	331	33	24	181	32	26	153	23	18	46	49	24	17	>100	89
Other	133	144	(1)	(8)	39	–	(5)	36	(10)	(12)	46	19	7	4	(33)	(33)

Cardiovascular, metabolic and urology (CVMU)	965	1,073	(3)	(10)	364	(16)	(20)	293	–	(5)	145	20	7	114	14	–
Avodart	805	857	1	(6)	258	(13)	(17)	280	8	3	113	20	9	114	14	–
Other	160	216	(21)	(26)	106	(23)	(26)	13	(63)	(63)	32	19	3	–	–	–

Immuno-inflammation	214	161	40	33	196	39	32	12	63	50	3	>100	>100	–	–	–
Benlysta	173	146	25	18	155	22	16	12	63	50	3	>100	>100	–	–	–
Other	41	15	>100	>100	41	>100	>100	–	–	–	–	–	–	–	–	–

Other pharmaceuticals	2,407	2,674	(2)	(10)	171	(31)	(34)	660	(4)	(8)	1,053	5	(6)	256	1	(12)
Dermatology	481	631	(18)	(24)	49	(56)	(57)	150	(8)	(12)	240	(9)	(17)	22	(7)	(21)
Augmentin	573	630	(2)	(9)	1	–	–	189	(2)	(7)	356	(1)	(9)	11	–	(15)
Other anti-bacterials	215	224	3	(4)	6	(14)	(14)	61	(3)	(8)	145	6	(2)	2	(33)	(33)
Rare diseases	417	495	(8)	(16)	67	(38)	(41)	134	9	4	40	(6)	(17)	157	(3)	(15)
Other	721	694	15	4	48	>100	92	126	(12)	(17)	272	30	11	64	16	2

Innovative Pharmaceuticals	10,969	12,166	(3)	(10)	4,050	(12)	(16)	3,057	–	(4)	2,147	7	(4)	910	2	(11)

Vaccines	3,192	3,420	(1)	(7)	930	–	(5)	978	(2)	(7)	1,056	1	(6)	27	(14)	(25)
Boostrix	317	288	16	10	163	(7)	(11)	78	26	20	55	>100	>100	–	–	–
Cervarix	118	172	(26)	(31)	5	(17)	(17)	48	(16)	(21)	63	(24)	(32)	–	(100)	(100)
Fluarix, FluLaval	215	251	(9)	(14)	142	2	(3)	22	(34)	(37)	30	(23)	(30)	–	–	–
Hepatitis	558	629	(6)	(11)	234	(6)	(11)	186	(2)	(6)	97	(15)	(21)	–	–	–
Infanrix, Pediarix	828	862	2	(4)	297	15	10	369	(3)	(7)	104	(12)	(21)	–	–	–
Rotarix	376	375	7	–	86	(16)	(20)	67	19	14	179	18	9	28	28	12
Synflorix	398	405	4	(2)	–	–	–	40	(13)	(17)	355	7	1	–	–	–
Other	382	438	(6)	(13)	3	>100	>100	168	(5)	(9)	173	(6)	(14)	(1)	<(100)	<(100)

Innovative Pharmaceuticals and Vaccines	14,161	15,586	(3)	(9)	4,980	(10)	(14)	4,035	–	(5)	3,203	5	(5)	937	1	(11)

ViiV Healthcare (HIV)	1,498	1,386	15	8	670	28	21	534	6	2	142	(4)	(17)	63	35	18
Combivir	59	116	(46)	(49)	11	(67)	(68)	18	(52)	(54)	25	(20)	(27)	2	(15)	(26)
Epzicom/Kivexa	768	763	8	1	274	7	2	335	7	2	71	7	(9)	36	14	–
Lexiva/Agenerase	87	113	(17)	(23)	45	(24)	(27)	20	(25)	(28)	18	22	1	2	(27)	(36)
Selzentry	136	143	–	(5)	53	(4)	(9)	58	(3)	(7)	7	37	16	2	(16)	(26)
Tivicay	282	19	>100	>100	200	>100	>100	56	>100	>100	1	–	–	14	–	–
Trizivir	36	97	(61)	(63)	10	(81)	(82)	22	(28)	(31)	1	(53)	(61)	–	–	–
Other	130	135	5	(4)	77	55	51	25	(30)	(32)	19	(33)	(37)	7	(22)	(22)

Established Products	3,011	3,874	(16)	(22)	854	(31)	(34)	601	(13)	(16)	1,050	(1)	(9)	444	(15)	(25)
Coreg	124	131	(1)	(5)	123	(1)	(5)	–	–	–	–	–	–	–	–	–
Hepsera	85	96	(5)	(11)	–	–	–	–	–	–	64	(3)	(9)	20	(8)	(20)
Imigran/Imitrex	172	188	(4)	(9)	83	5	4	61	2	(3)	6	–	(14)	17	(21)	(29)
Lamictal	531	557	3	(5)	253	(4)	(8)	106	1	(4)	78	10	–	89	22	7
Lovaza	240	584	(57)	(59)	238	(57)	(59)	–	–	–	–	–	–	–	–	–
Requip	109	125	(4)	(13)	7	–	–	39	(19)	(25)	14	14	–	48	6	(6)
Serevent	108	129	(12)	(16)	43	(12)	(16)	48	(9)	(13)	3	(25)	(25)	9	(23)	(31)
Seroxat/Paxil	210	285	(19)	(26)	–	–	–	43	(15)	(19)	62	(13)	(22)	98	(19)	(29)
Valtrex	154	224	(24)	(31)	26	(40)	(42)	27	(3)	(7)	33	(3)	(18)	50	(45)	(53)
Zeffix	166	182	(3)	(9)	3	(77)	(77)	8	(25)	(33)	141	7	1	13	(13)	(19)
Other	1,112	1,373	(12)	(19)	78	(28)	(33)	269	(19)	(22)	649	(3)	(10)	100	(17)	(28)

	18,670	20,846	(4)	(10)

The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

220 GSK Annual Report 2014

Pharmaceuticals and Vaccines turnover by therapeutic area 2013

	Total				USA			Europe			Emerging Markets			Japan

Therapeutic area/ major products	2013	2012 (restated)		Growth	2013		Growth	2013		Growth	2013		Growth	2013		Growth

	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	7,289	7,044	4	3	3,594	7	8	1,802	(2)	1	837	4	3	554	10	(8)
Avamys/Veramyst	249	246	5	1	42	(29)	(29)	69	8	11	71	16	13	49	28	7
Flixotide/Flovent	796	779	2	2	482	6	8	117	(7)	(4)	58	7	5	42	(7)	(24)
Relvar/Breo Ellipta	8	–	–	–	5	–	–	–	–	–	–	–	–	3	–	–
Seretide/Advair	5,274	5,046	4	5	2,769	8	9	1,458	(2)	1	429	4	3	277	8	(10)
Ventolin	642	631	2	2	291	4	5	127	(2)	1	171	2	–	9	–	(18)
Other	320	342	4	(6)	5	(69)	(69)	31	(6)	(3)	108	(1)	(1)	174	14	(5)

Oncology	969	798	22	21	380	17	18	339	28	32	149	18	14	63	36	13
Arzerra	75	60	23	25	46	18	21	27	29	29	–	–	–	1	–	–
Mekinist	10	–	–	–	10	–	–	–	–	–	–	–	–	–	–	–
Promacta	186	130	46	43	73	33	35	55	47	53	22	92	83	30	44	20
Tafinlar	16	–	–	–	11	–	–	4	–	–	–	–	–	–	–	–
Tyverb/Tykerb	207	239	(13)	(13)	55	(21)	(19)	82	(9)	(6)	47	(9)	(13)	17	(5)	(23)
Votrient	331	183	80	81	144	56	58	130	91	97	37	77	68	9	>100	>100
Other	144	186	(23)	(23)	41	(40)	(41)	41	(17)	(11)	43	2	–	6	(25)	(25)

Cardiovascular, metabolic and urology (CVMU)	1,073	1,144	(5)	(6)	456	(27)	(26)	308	18	23	135	27	24	114	25	4
Avodart	857	790	10	8	312	(3)	(2)	273	15	20	104	27	24	114	25	4
Other	216	354	(40)	(39)	144	(53)	(53)	35	48	52	31	24	24	–	–	–

Immuno-inflammation	161	70	>100	>100	148	>100	>100	8	100	100	1	–	–	–	–	–
Benlysta	146	70	>100	>100	134	>100	>100	8	100	100	1	–	–	–	–	–
Other	15	–	–	–	14	–	–	–	–	–	–	–	–	–	–	–

Other pharmaceuticals	2,674	2,630	5	2	261	(25)	(24)	720	2	7	1,124	2	(2)	291	36	13
Dermatology	631	680	(5)	(7)	115	(37)	(36)	170	6	10	289	8	4	28	3	(15)
Augmentin	630	608	5	4	1	–	–	203	(3)	–	393	11	7	13	(6)	(19)
Other anti-bacterials	224	233	(4)	(4)	7	–	–	66	5	10	148	(4)	(6)	3	–	–
Rare diseases	495	495	7	–	113	(4)	(3)	129	1	5	48	2	–	184	18	(2)
Other	694	614	18	13	25	(37)	(36)	152	6	12	246	(12)	(16)	63	>100	>100

Innovative Pharmaceuticals	12,166	11,686	2	4	4,839	2	3	3,177	2	7	2,246	2	2	1,022	2	(1)

Vaccines	3,420	3,325	2	3	978	17	18	1,049	3	7	1,124	1	2	36	(76)	(80)
Boostrix	288	238	19	21	183	23	24	65	19	23	20	25	25	–	–	–
Cervarix	172	270	(37)	(36)	6	–	–	61	11	15	92	23	23	10	(90)	(92)
Fluarix, FluLaval	251	200	25	26	146	65	66	35	(21)	(19)	43	(2)	(2)	–	–	–
Hepatitis	629	646	(4)	(3)	263	(3)	(1)	198	(3)	1	123	(2)	(4)	–	–	–
Infanrix, Pediarix	862	775	9	11	271	23	24	398	2	6	132	11	10	–	–	–
Rotarix	375	360	5	4	108	7	8	59	49	51	164	3	3	25	(30)	(43)
Synflorix	405	385	2	5	–	–	–	48	2	7	350	1	5	–	–	–
Other	438	451	(4)	(3)	1	(100)	–	185	2	6	200	(14)	(13)	1	–	–

Innovative Pharmaceuticals and Vaccines	15,586	15,011	4	4	5,817	4	6	4,226	3	7	3,370	3	2	1,058	6	(12)

ViiV Healthcare (HIV)	1,386	1,374	–	1	552	5	6	526	(3)	–	171	(12)	(14)	54	14	(6)
Combivir	116	179	(36)	(35)	35	46	48	39	(41)	(39)	35	(56)	(56)	3	(11)	(26)
Epzicom/Kivexa	763	665	14	15	269	9	10	328	11	15	78	38	37	36	21	1
Lexiva/Agenerase	113	127	(11)	(11)	62	(10)	(9)	27	(22)	(18)	18	(1)	(6)	3	(7)	(23)
Selzentry	143	128	10	12	58	1	2	63	8	13	6	67	60	3	49	23
Tivicay	19	–	–	–	19	–	–	–	–	–	–	–	–	–	–	–
Trizivir	97	107	(10)	(9)	58	(6)	(4)	32	(17)	(14)	4	(26)	(30)	–	–	–
Other	135	168	(20)	(20)	51	(25)	(24)	37	(26)	(23)	30	(8)	(8)	9	(5)	(21)

Established Products	3,874	4,351	(8)	(11)	1,300	(7)	(6)	718	(14)	(11)	1,157	(5)	(7)	595	(5)	(22)
Coreg	131	133	(2)	(2)	130	(2)	(2)	–	–	–	–	–	–	–	–	–
Hepsera	96	126	(21)	(24)	–	–	–	–	–	–	70	(28)	(26)	25	(3)	(19)
Imigran/Imitrex	188	190	1	(1)	80	11	11	63	(7)	(6)	7	–	–	24	(13)	(25)
Lamictal	557	610	(7)	(9)	276	(18)	(17)	110	(4)	(2)	78	8	4	83	28	6
Lovaza	584	607	(5)	(4)	581	(5)	(4)	–	–	–	–	–	–	–	–	–
Requip	125	164	(18)	(24)	7	(63)	(63)	52	(33)	(32)	14	–	–	51	11	(7)
Serevent	129	145	(10)	(11)	51	(2)	–	55	(17)	(14)	4	33	33	13	(20)	(35)
Seroxat/Paxil	285	374	(16)	(24)	–	–	–	53	(11)	(7)	79	(4)	(6)	138	(22)	(36)
Valtrex	224	252	(2)	(11)	45	26	29	29	(15)	(12)	40	11	8	106	(2)	(18)
Zeffix	182	243	(26)	(25)	13	(13)	(13)	12	(25)	(25)	140	(28)	(26)	16	(5)	(20)
Other	1,373	1,507	(6)	(9)	117	(5)	(1)	344	(14)	(10)	725	2	(3)	139	(5)	(23)

	20,846	20,736	1	1

The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

GSK Annual Report 2014 221

Financial record continued

Five year record

A record of financial performance is provided, analysed in accordance with current reporting practice. The information included in the Five year record is prepared in accordance with IFRS as adopted by the European Union and also with IFRS as issued by the International Accounting Standards Board.

The Established Products segment has been created and certain product reclassifications, principally the OTC dermatology brands acquired with the Stiefel business, have been made between Pharmaceuticals and Vaccines segments and the Consumer Healthcare segment, with effect from 1 January 2014. Comparative information in all four years has been restated accordingly. In addition, the 2013 and 2012 segment turnover and core results have been restated to exclude the divestments completed in 2013.

Comparative information for 2012 is also reported including the effect of the divestments completed in 2013.

Turnover by division	2014 £m	2013 (restated £m	)	2012 (restated £m	)	2012 (restated £m	)	2011 (restated £m	)	2010 (restated) £m

Pharmaceuticals	15,478	17,426		17,411		17,838		18,474		18,890
Vaccines	3,192	3,420		3,325		3,325		3,497		4,326

Pharmaceuticals and Vaccines	18,670	20,846		20,736		21,163		21,971		23,216
Consumer Healthcare	4,336	4,756		4,747		5,268		5,416		5,176

	23,006	25,602		25,483		26,431		27,387		28,392
Divestments	–	903		948		–		–		–

Total turnover including divestments	23,006	26,505		26,431		26,431		27,387		28,392

Group turnover by geographic region

USA	7,340	8,620		8,330		8,476		8,696		9,346
Europe	6,412	6,862		6,675		7,330		8,276		9,097
Emerging Markets	6,193	6,579		6,629		6,784		6,407		6,078
Japan	1,608	1,886		2,219		2,225		2,318		2,155
Other	1,453	1,655		1,630		1,616		1,690		1,716

	23,006	25,602		25,483		26,431		27,387		28,392
Divestments	–	903		948		–		–		–

Total turnover including divestments	23,006	26,505		26,431		26,431		27,387		28,392

Group turnover by segment

USA	4,980	5,817		5,508		5,556		5,338		5,430
Europe	4,035	4,226		3,956		3,956		4,374		4,899
Emerging Markets	3,203	3,370		3,309		3,309		3,067		3,287
Japan	937	1,058		1,203		1,203		1,257		1,182
ViiV Healthcare (HIV)	1,498	1,386		1,374		1,374		1,569		1,566
Established Products	3,011	3,874		4,351		4,730		5,325		6,069
Other trading and unallocated pharmaceuticals	1,006	1,115		1,035		1,035		1,041		783

Pharmaceuticals and Vaccines	18,670	20,846		20,736		21,163		21,971		23,216
Consumer Healthcare	4,336	4,756		4,747		5,268		5,416		5,176

	23,006	25,602		25,483		26,431		27,387		28,392
Divestments	–	903		948		–		–		–

Total turnover including divestments	23,006	26,505		26,431		26,431		27,387		28,392

Pharmaceuticals and Vaccines turnover by therapeutic area	2014 £m	2013 (restated £m	)	2012 (restated £m	)	2012 (restated £m	)	2011 (restated £m	)	2010 (restated) £m

Respiratory	6,181	7,289		7,044		7,044		7,012		6,930
Oncology and emesis	1,202	969		798		798		683		679
Cardiovascular, Metabolic and urogenital	965	1,073		1,144		1,144		1,108		946
Immuno-inflammation	214	161		70		70		15		–
Other pharmaceuticals	2,407	2,674		2,630		2,678		2,762		2,700
Established Products	3,011	3,874		4,351		4,730		5,325		6,069
Vaccines	3,192	3,420		3,325		3,325		3,497		4,326
ViiV Healthcare (HIV)	1,498	1,386		1,374		1,374		1,569		1,566

	18,670	20,846		20,736		21,163		21,971		23,216

222 GSK Annual Report 2014

Five year record continued

Consumer Healthcare turnover	2014 £m	2013 (restated £m	)	2012 (restated £m	)	2012 (restated £m	)	2011 (restated £m	)	2010 (restated) £m

Wellness	1,596	1,865		1,991		1,998		2,310		2,217
Oral care	1,797	1,884		1,806		1,806		1,722		1,596
Nutrition	633	627		590		1,104		1,025		953
Skin health	310	380		360		360		359		410

	4,336	4,756		4,747		5,268		5,416		5,176

Financial results – total	2014 £m	2013 £m		2012 £m		2012 £m		2011 £m		2010 £m

Turnover	23,006	26,505		26,431		26,431		27,387		28,392
Operating profit	3,597	7,028		7,300		7,300		7,734		3,715
Profit before taxation	2,968	6,647		6,600		6,600		7,625		3,089
Profit after taxation	2,831	5,628		4,678		4,678		5,405		1,806

	pence	pence		pence		pence		pence		pence

Basic earnings per share	57.3	112.5		91.6		91.6		103.6		31.2
Diluted earnings per share	56.7	110.5		90.2		90.2		102.1		30.9

	2014 millions	2013 millions		2012 millions		2012 millions		2011 millions		2010 millions

Weighted average number of shares in issue:
Basic	4,808	4,831		4,912		4,912		5,028		5,085
Diluted	4,865	4,919		4,989		4,989		5,099		5,128

Financial results – core	2014 £m	2013 (restated £m	)	2012 (restated £m	)	2012 £m		2011 £m		2010 £m

Turnover	23,006	25,602		25,483		26,431		27,387		28,392
Operating profit	6,594	7,771		7,974		8,238		8,730		9,429
Profit before taxation	5,978	7,122		7,279		7,543		8,038		8,798
Profit after taxation	4,806	5,487		5,511		5,705		5,954		6,553

	pence	pence		pence		pence		pence		pence

Core earnings per share	95.4	108.4		107.4		111.4		114.5		124.6

	%	%		%		%		%		%

Return on capital employed	46.6	91.4		84.9		84.9		82.3		30.2

Return on capital employed is calculated as total profit before taxation as a percentage of average net assets over the year.

GSK Annual Report 2014 223

Financial record continued

Five year record continued

Balance sheet		2014 £m	2013 £m	2012 £m	2011 £m	2010 £m

Non-current assets		25,973	26,859	27,789	24,921	26,207
Current assets		14,678	15,227	13,692	16,167	16,036

Total assets		40,651	42,086	41,481	41,088	42,243

Current liabilities		(13,295)	(13,677)	(13,815)	(15,010)	(12,794)
Non-current liabilities		(22,420)	(20,597)	(20,929)	(17,264)	(19,724)

Total liabilities		(35,715)	(34,274)	(34,744)	(32,274)	(32,518)

Net assets		4,936	7,812	6,737	8,814	9,725

Shareholders’ equity		4,263	6,997	5,800	8,019	8,867
Non-controlling interests		673	815	937	795	858

Total equity		4,936	7,812	6,737	8,814	9,725

Number of employees
		2014	2013	2012	2011	2010

USA		16,579	16,530	17,201	16,707	17,555
Europe		37,899	38,367	38,788	38,696	39,910
Emerging Markets		36,730	37,747	36,738	35,080	31,992
Japan		3,560	3,531	3,515	3,573	3,461
Other		3,153	3,276	3,246	3,333	3,543

		97,921	99,451	99,488	97,389	96,461

Manufacturing		32,171	31,502	31,369	30,664	30,611
Selling		42,785	45,397	45,601	45,155	43,918
Administration		10,630	10,232	9,607	8,883	8,850
Research and development		12,335	12,320	12,911	12,687	13,082

		97,921	99,451	99,488	97,389	96,461

The geographic distribution of employees in the table above is based on the location of GSK’s subsidiary companies. The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GSK on a contract basis.

Exchange rates

As a guide to holders of ADS, the following tables set out, for the periods indicated, information on the exchange rate of US dollars for Sterling as reported by the Bank of England (4pm buying rate).

		2014	2013	2012	2011	2010

Average		1.65	1.56	1.59	1.60	1.55

The average rate for the year is calculated as the average of the 4pm buying rates for each day of the year.
	2015 Feb	2015 Jan	2014 Dec	2014 Nov	2014 Oct	2014 Sep

High	1.54	1.54	1.57	1.60	1.62	1.66
Low	1.50	1.50	1.55	1.56	1.59	1.61

The 4pm buying rate on 19 February 2015 was £1= US$1.54.

224 GSK Annual Report 2014

Pipeline, products and competition

Pharmaceuticals and Vaccines product development pipeline

Key
†	In-licence or other alliance relationship with third party
*	Also being developed for indications in another therapeutic area
S	Month of first submission
A	Month of first regulatory approval (for MAA, this is the first EU approval letter)

BLA	Biological Licence Application
MAA	Marketing Authorisation Application (Europe)
NDA	New Drug Application (USA)

Phase I	Evaluation of clinical pharmacology, usually conducted in volunteers
Phase II	Determination of dose and initial evaluation of efficacy, conducted in a small number of patients
Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety

MAA and NDA/BLA regulatory review milestones shown in the table below are those that have been achieved. Future filing dates are not included in this list.

Achieved regulatory review milestones

Compound	Type	Indication	Phase	MAA	NDA/BLA

Respiratory
2126458	phosphoinositide 3 kinase (PI3K) inhibitor	idiopathic pulmonary fibrosis	I
2256294	soluble epoxide hydrolase (sEH) inhibitor	chronic obstructive pulmonary disease (COPD)	I
2862277	tumour necrosis factor receptor-1 (TNFR1) domain antibody	acute lung injury	I
961081† + fluticasone furoate	muscarinic acetylcholine antagonist, beta2 agonist (MABA) + glucocorticoid agonist	COPD	I
961081†	MABA	COPD	II
2245035	toll-like receptor 7 agonist	asthma	II
2269557	PI3K inhibitor	asthma & COPD	II
2586881†	recombinant human angiotensin converting enzyme 2	acute lung injury	II
danirixin	CXCR2 chemokine receptor antagonist	COPD	II
fluticasone furoate + umeclidinium	glucocorticoid agonist + muscarinic acetylcholine antagonist	asthma COPD overlap syndrome	II
losmapimod	p38 kinase inhibitor (oral)	COPD*	II
mepolizumab	IL5 monoclonal antibody	nasal polyposis*	II
fluticasone furoate + vilanterol† + umeclidinium	glucocorticoid agonist + long-acting beta2 agonist + muscarinic acetylcholine antagonist	COPD	III
mepolizumab	IL5 monoclonal antibody	COPD*	III
Relvar/Breo Ellipta (vilanterol† + fluticasone furoate)	long-acting beta2 agonist + glucocorticoid agonist	COPD – mortality outcomes	III
vilanterol†	long-acting beta2 agonist	COPD	III
mepolizumab	IL5 monoclonal antibody	severe eosinophilic asthma*	Submitted	S: Nov14	S: Nov14
Anoro Ellipta (umeclidinium + vilanterol†)	muscarinic acetylcholine antagonist + long-acting beta2 agonist	COPD	Approved	A: May14	A: Dec13
Arnuity Ellipta (fluticasone furoate)	glucocorticoid agonist	asthma	Approved	N/A	A: Aug14
Incruse Ellipta (umeclidinium)	muscarinic acetylcholine antagonist	COPD*	Approved	A: Apr14	A:Apr14
Relvar/Breo Ellipta (vilanterol† + fluticasone furoate)	long-acting beta2 agonist + glucocorticoid agonist	asthma	Approved	A: Nov13	S: Jun14

Paediatric Vaccines
RSV	recombinant	respiratory syncytial virus prophylaxis (maternal immunisation)	I
RSV	recombinant viral vector	respiratory syncytial virus prophylaxis	I
S. pneumoniae next generation†	recombinant – conjugated	Streptococcus pneumoniae disease prophylaxis	II
MMR	live attenuated	measles, mumps, rubella prophylaxis	III (US)	N/A
Mosquirix (Malaria RTS,S)†	recombinant	malaria prophylaxis (Plasmodium falciparum)	Submitted	S: Jun14	N/A
DTPa-HBV-IPV/Hib†	conjugated	diphtheria, tetanus, pertussis, poliomyelitis, hepatitis B, haemophilus influenza	Approved II (US)	N/A
Nimenrix (MenACWY-TT)	conjugated	Neisseria meningitis groups A, C, W & Y disease prophylaxis	Approved II (US)	A: Apr12

GSK Annual Report 2014 225

Pipeline, products and competition continued

Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones

Compound	Type	Indication	Phase	MAA	NDA/BLA

Other Vaccines
Malaria next generation†	recombinant	malaria prophylaxis (Plasmodium falciparum)	II
NTHi†	recombinant	non-typeable Haemophilus influenzae prophylaxis	II
Tuberculosis†	recombinant	tuberculosis prophylaxis	II
Hepatitis C	recombinant viral vector	hepatitis C virus prophylaxis	II
Ebola†	recombinant viral vector	prevention of filovirus haemorrhagic fevers caused by Ebola Zaire virus	III
Zoster†	recombinant	Herpes Zoster prophylaxis	III

Antigen-Specific Cancer Immunotherapeutic
MAGE-A3 immunotherapeutic†	recombinant	treatment of melanoma	III

HIV (ViiV Healthcare)
cabotegravir (1265744)	HIV integrase inhibitor (long-acting parenteral formulation)	HIV infections	II
cabotegravir (1265744)	HIV integrase inhibitor (long-acting parenteral formulation)	HIV pre-exposure prophylaxis	II
Triumeq (dolutegravir + abacavir sulphate + lamivudine)	HIV integrase inhibitor + reverse transcriptase inhibitors (fixed dose combination)	HIV infections – fixed dose combination	Approved	A: Sep14	A: Aug14

Oncology
525762	bromodomain inhibitor	cancer	I
2256098	focal adhesion kinase inhibitor	cancer	I
2636771	PI3K inhibitor	cancer	I
2816126	enhancer of zeste homologue2 (EZH2) inhibitor	cancer	I
2849330	ErbB3 monoclonal antibody	cancer	I
2857916	beta cell maturation antigen antibody drug conjugate	multiple myeloma	I
2879552	lysine-specific demethylase 1 (LSD1) inhibitor	cancer	I
3052230†	fibroblast growth factor ligand trap	cancer	I
afuresertib (2110183)	AKT protein kinase inhibitor	multiple myeloma	I
Votrient (pazopanib) + MK-3475†	multi-kinase angiogenesis inhibitor + PD-1 monoclonal antibody	renal cell cancer	I
afuresertib (2110183)	AKT protein kinase inhibitor	ovarian cancer	II
Mekinist (trametinib)† + Tafinlar (dabrafenib)	MEK1/2 inhibitor + BRAF protein kinase inhibitor	non-small cell lung cancer	II
Mekinist (trametinib)† + Tafinlar (dabrafenib)	MEK1/2 inhibitor + BRAF protein kinase inhibitor	rare cancers	II
Mekinist (trametinib)† + Tafinlar (dabrafenib) + panitumumab†	MEK1/2 inhibitor + BRAF protein kinase inhibitor + human anti-EGFR monoclonal antibody	colorectal cancer	II
Revolade/Promacta (eltrombopag)†	thrombopoietin receptor agonist	acute myeloid leukaemia	II
Arzerra (ofatumumab)†	CD20 human monoclonal antibody	chronic lymphocytic leukaemia, use in relapsed patients	III
Arzerra (ofatumumab)†	CD20 human monoclonal antibody	follicular lymphoma (refractory & relapsed patients)	III
Mekinist (trametinib)† + Tafinlar (dabrafenib)	MEK1/2 inhibitor + BRAF protein kinase inhibitor	metastatic melanoma, adjuvant therapy	III
Revolade/Promacta (eltrombopag)†	thrombopoietin receptor agonist	myelodysplastic syndromes	III
Votrient (pazopanib)	multi-kinase angiogenesis inhibitor	renal cell cancer, adjuvant therapy	III
Arzerra (ofatumumab)†	CD20 human monoclonal antibody	chronic lymphocytic leukaemia, first line therapy	Approved	A: Jun14	A: Apr14
Mekinist (trametinib)†	MEK1/2 inhibitor	metastatic melanoma	Approved	A: Jul14	A: May13
Mekinist (trametinib)† + Tafinlar (dabrafenib)	MEK1/2 inhibitor + BRAF protein kinase inhibitor	metastatic melanoma	Approved		A: Jan 14
Revolade/Promacta (eltrombopag)†	thrombopoietin receptor agonist	aplastic anaemia	Approved	S: Nov14	A: Aug14

226 GSK Annual Report 2014

Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones

Compound	Type	Indication	Phase	MAA	NDA/BLA
Cardiovascular & Metabolic
1278863	prolyl hydroxylase inhibitor (topical)	wound healing	I
2798745	transient receptor potential cation channel V4 (TRPV4) antagonist	heart failure	I
2881078	selective androgen receptor modulator	muscle wasting	I
1278863	prolyl hydroxylase inhibitor	anaemia associated with chronic renal disease	II
2330672	ileal bile acid transport inhibitor	type 2 diabetes & cholestatic pruritus	II
camicinal	motilin receptor agonist	delayed gastric emptying	II
Eperzan/Tanzeum (albiglutide)	GLP 1 agonist	type 1 diabetes	II
losmapimod	p38 kinase inhibitor	focal segmental glomerular sclerosis*	II
otelixizumab	CD3 monoclonal antibody	new onset type 1 diabetes	II
losmapimod	p38 kinase inhibitor	acute coronary syndrome*	III
retosiban	oxytocin antagonist	threatened pre-term labour	III
Eperzan/Tanzeum (albiglutide)	GLP 1 agonist	type 2 diabetes	Approved	A: Mar14	A:Apr14
Immuno-inflammation
2618960	IL7 receptor monoclonal antibody	autoimmune disease	I
2646264	spleen tyrosine kinase (Syk) inhibitor (topical)	chronic urticaria	I
2831781†	LAG3 monoclonal antibody	autoimmune disease	I
2982772	RIP1 kinase inhibitor	autoimmune disease	I
3050002†	CCL20 monoclonal antibody	autoimmune disease	I
3117391†	macrophage targeted histone deacetylase inhibitor	rheumatoid arthritis	I
3196165 (MOR103)†	granulocyte macrophage colony-stimulating factor monoclonal antibody	rheumatoid arthritis	II
Benlysta (belimumab)	B lymphocyte stimulator monoclonal antibody (i.v.)	transplant rejection*	II
Benlysta (belimumab)	B lymphocyte stimulator monoclonal antibody (s.c.)	systemic lupus erythematosus*	III
Benlysta (belimumab)	B lymphocyte stimulator monoclonal antibody (i.v.)	vasculitis*	III
sirukumab†	IL6 human monoclonal antibody (s.c.)	rheumatoid arthritis	III
Rare Diseases
2398852† + 23156898†	SAP monoclonal antibody + SAP depleter (CPHPC)	amyloidosis	I
2696274†	ex-vivo stem cell gene therapy	metachromatic leukodystrophy	II
2696275†	ex-vivo stem cell gene therapy	Wiscott-Aldrich syndrome	II
ozanezumab	neurite outgrowth inhibitor (NOGO-A) monoclonal antibody	amyotrophic lateral sclerosis	II
2696273†	ex-vivo stem cell gene therapy	adenosine deaminase severe combined immune deficiency (ADA-SCID)	III
mepolizumab	IL5 monoclonal antibody (s.c.)	eosinophilic granulomatosis with polyangiitis*	III
Volibris (ambrisentan)†	endothelin A antagonist	chronic thromboembolic pulmonary hypertension	III
Infectious Diseases
2838232	antiviral maturation inhibitor	HIV infections	I
2878175	NS5B polymerase inhibitor	hepatitis C	I
2140944	type 2 topoisomerase inhibitor	bacterial infections	II
tafenoquine†	8-aminoquinoline	Plasmodium vivax malaria	III
Relenza i.v. (zanamivir)†	neuraminidase inhibitor (i.v.)	influenza	III
Neurosciences
ofatumumab†	CD20 human monoclonal antibody (s.c.)	neuromyelitis optica*	II
Benlysta (belimumab)	B lymphocyte stimulator monoclonal antibody (i.v.)	myaesthenia gravis*	II
ofatumumab†	CD20 human monoclonal antibody (s.c.)	multiple sclerosis*	II
rilapladib	Lp-PLA2 inhibitor	Alzheimer’s disease	II

GSK Annual Report 2014 227

Pipeline, products and competition continued

Pharmaceuticals and Vaccines product development pipeline continued

Achieved regulatory review milestones

Compound	Type	Indication	Phase	MAA	NDA/BLA

Ophthalmology
933776	beta amyloid monoclonal antibody	geographic retinal atrophy	II

Dermatology
1940029	stearoyl CoA desaturase 1 inhibitor (topical)	acne vulgaris	I
umeclidinium	muscarinic acetylcholine antagonist (topical)	hyperhidrosis*	I
2894512†	non-steroidal anti-inflammatory	atopic dermatitis & psoriasis	II
chlorhexidine	cationic polybiguanide (topical)	umbilical cord care	III
ofatumumab†	CD20 human monoclonal antibody (s.c.)	pemphigus vulgaris*	III
Toctino (alitretinoin)†	retinoic acid receptor modulator	chronic hand eczema	III	N/A

Brand names appearing in italics are trade marks either owned by and/or licensed to GSK or associated companies.
Option-based alliances with third parties that include assets in phase I and phase III development:

Company		Disease Area	Phase

Adaptimmune		cancer	I

Cancer Research UK		cancer	I

ISIS Pharmaceuticals		hepatitis B	I
		transthyretin-mediated amyloidosis	III

OncoMed Pharmaceuticals		oncology	I
		oncology	II

Shionogi		bacterial infection	I

228 GSK Annual Report 2014

Pharmaceutical products, competition and intellectual property

			Major	Patent expiry dates

Products	Compounds	Indication(s)	competitor brands	USA	EU

Respiratory
Anoro Ellipta	umeclidinium bromide/	COPD	Spiriva, Onbrez	2025	2025
	vilanterol terfenatate			(NCE)	(NCE)
				2016-2030	2016-2026
				(device/	(device/
				formulation)	formulation)

Arnuity Ellipta	fluticasone furoate	asthma	Qvar, Pulmicort	2021	2023
			Asmanex,	(NCE)	(NCE)
			Alvesco	2016-2030	2016-2026
				(device/	(device/
				formulation)	formulation)

Avamys/Veramyst	fluticasone furoate	rhinitis	Nasonex	2021[3]	2023

Flixotide/Flovent	fluticasone propionate	asthma/COPD	Qvar, Singulair	2016	expired
				(Diskus device)	(Diskus device)
				2015-2025	2017
				(HFA-device)	(HFA-device)

Incruse Ellipta	umeclidinium bromide	COPD	Spiriva, Seebri	2025	2025
				(NCE)	(NCE)
				2016-2030	2016-2026
				(device/	(device/
				formulation)	formulation)

Relvar/Breo	fluticasone furoate/	asthma/COPD	Symbicort, Foster,	2022	2022
Ellipta	vilanterol terfenatate	(US – COPD only)	Flutiform, Dulera	(NCE)	(NCE)
				2016-2030	2016-2026
				(device/	(device/
				formulation)	formulation)

Seretide/Advair*	salmeterol xinafoate/	asthma/COPD	Symbicort, Foster,	2016	expired
	fluticasone propionate		Flutiform, Dulera	(Diskus device)	(Diskus device)
				2015-2026	2017
				(HFA-device)	(HFA-device)

Serevent	salmeterol xinafoate	asthma/COPD	Foradil, Spiriva,	2016	expired
			Onbrez	(Diskus device)	(Diskus device)
2019
(HFA-device)

Ventolin HFA	albuterol sulphate	asthma/COPD	generic companies	2015-2025	2015-2017
				(HFA-device)	(HFA-device)

Anti-virals
Relenza	zanamivir	influenza	Tamiflu	expired	expired

Valtrex	valaciclovir	genital herpes, coldsores,	Famvir	expired	expired
shingles

Zeffix/Epivir-HBV	lamivudine	chronic hepatitis B	Hepsera	expired	expired

Central nervous system
Lamictal	lamotrigine	epilepsy, bipolar disorder	Keppra, Dilantin	expired	expired

Imigran/Imitrex	sumatriptan	migraine	Zomig, Maxalt, Relpax	expired	expired

Requip XL	ropinirole	Parkinson’s disease	Mirapex	expired	expired

Seroxat/Paxil	paroxetine	depression, various	Effexor, Cymbalta,	expired	expired
		anxiety disorders	Lexapro

Cardiovascular and urogenital
Eperzan/Tanzeum	albiglutide	Type 2 diabetes	Victoza, Byetta	2022	2022
Bydureon, Lyxumia
Trulicity

Avodart	dutasteride	benign prostatic hyperplasia	Proscar, Flomax, finasteride	2015[1]	2017

Coreg CR	carvedilol phosphate	mild-to-severe heart failure,	Toprol XL	2016[2] (formulation)	NA
hypertension, left ventricular
dysfunction post MI

Lovaza	omega-3 acid ethyl esters	very high triglycerides	Tricor	expired	NA

*	See ’Risk factors’ on page 233 for details of uncertainty on the timing of follow-on competition.
[1]	See Note 45 to the financial statements, ‘Legal proceedings’.
[2]	Generic competition possible in 2015.
[3]	Generic competition possible in 2016.

GSK Annual Report 2014 229

Pipeline, products and competition continued

Pharmaceutical products, competition and intellectual property continued

			Major	Patent expiry dates

Products	Compounds	Indication(s)	competitor brands	USA	EU

Anti-bacterials
Augmentin	amoxicillin/clavulanate potassium	common bacterial infections	generic products	NA	expired

Oncology
Arzerra	ofatumumab	refractory chronic lymphocytic leukaemia	MabThera/Rituxan, Imbruvica	2030	2023

Mekinist	trametinib	BRAF V600+ metastatic melanoma	Yervoy, Opdivo, Keytruda	2025	NA

Promacta/ Revolade	eltrombopag	idiopathic thrombocytopenic purpura, hepatitis C associated thrombocytopenia	Nplate, MabThera/Rituxan	2022	2025

Tafinlar	dabrafenib	BRAF V600+ metastatic melanoma	Yervoy, Zelboraf Opdivo, Keytruda	2030	not yet granted

Tykerb/Tyverb	lapatanib	advanced and metastatic breast cancer in HER2 positive patients	Herceptin, Kadcyla	2020	2023

Votrient	pazopanib	soft tissue sarcoma metastatic renal cell carcinoma	Yondelis, Sutent, Nexavar, Afinitor Temsirolimus	2023	2025

Rare diseases
Volibris	ambrisentan	pulmonary hypertension	Tracleer, Revatio	NA	2020

Immuno-inflammation
Benlysta	belimumab	systemic lupus erythematosus		2023	2021

Vaccines
Boostrix	diphtheria, tetanus, acellular pertussis	booster vaccination	Adacel	2017	2017

Infanrix/Pediarix	diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B	diphtheria, tetanus, pertussis, polio, hepatitis B Haemophilus influenzae type B	Pentacel, Pediacel, Pentaxim, Pentavac, Hexaxim	NA	2016

Cervarix	HPV 16 & 18 virus like particles (VLPs), AS04 adjuvant (MPL + aluminium hydroxide)	human papilloma virus type 16 and 18	Gardasil (Silgard)	2020	2020

Fluarix	split inactivated influenza virus subtypes A and subtype B antigens	seasonal influenza	Vaxigrip, Mutagrip, Fluzone, Influvac, Aggripal, Fluad, Intenza, Flumist	2022	2022

Fluarix Tetra	split inactivated influenza virus subtypes A and subtype B antigens	seasonal influenza	Intenza, Flumist QIV, Vaxigrip QIV, Fluzone QIV, Fluzone High Dose	2022	2022

FluLaval	split inactivated influenza virus subtypes A and subtype B antigens	seasonal influenza	Vaxigrip, Mutagrip, Fluzone, Influvac, Aggripal, Fluad, Intenza, Flumist	none	none

Pandemrix	derived split inactivated influenza virus antigen, AS03 adjuvant	A(H1N1)v2009 influenza prophylaxis	Focetria, Celvapan,	NA	2020

Prepandrix	derived split inactivated influenza virus antigen, AS03 adjuvant	pandemic H5N1 influenza prophylaxis	Aflunov, Vepacel	not yet granted	2026

Synflorix	conjugated pneumococcal polysaccharide	invasive pneumococcal disease, pneumonia acute otitis media	Prevenar (Prevnar)	NA	2021

230 GSK Annual Report 2014

Pharmaceutical products, competition and intellectual property continued

			Major	Patent expiry dates[3]

Products	Compounds	Indication(s)	competitor brands	USA	EU

HIV
Epzicom/Kivexa	lamivudine and abacavir	HIV/AIDS	Truvada, Atripla Stribild Complera/Eviplera	2016[1] (combination)	2019[1] (combination)

Lexiva/Telzir	fosamprenavir	HIV/AIDS	Prezista, Kaletra,	2018[1]	2019
			Reyataz

Selzentry	maraviroc	HIV/AIDS	Isentress, Intelence,	2021	2022
			Prezista

Tivicay	dolutegravir	HIV/AIDS	Isentress, Prezista	2027	2026
			Reyataz, Kaletra

Triumeq	dolutegravir, lamivudine	HIV/AIDS	Truvada, Atripla	2027	2026
	and abacavir		Stribild
			Complera/Eviplera

Trizivir	lamivudine, zidovudine	HIV/AIDS	Truvada, Atripla	2016[1,2] (combination)	2016 (combination)
	and abacavir		Stribild
			Complera/Eviplera

[1]	See Note 45 to the financial statements, ‘Legal proceedings’.
[2]	Generic competition commenced in 2014.
[3]	Includes Supplementary Protection Certificates and other patent term extensions, where granted.

Consumer Healthcare products and competition

Brand	Products	Application	Markets	Competition

Wellness
Panadol and Panadol Cold & Flu	tablets, caplets, infant drops	paracetamol-based treatment for headache, joint pain, fever, cold symptoms	global (except US)	Reckitt-Benckiser’s Nurofen Bayer’s Aspirin Johnson & Johnson’s Tylenol Retailer own label

ENO	effervescent	immediate relief antacid	global (except US)	Hypermarcas’ Estomazil Pfizer’s Gelusil

Tums	chewable tablets	immediate relief antacid	US	Sanofi’s Rolaids Bayer’s Alka-Seltzer Retailer own label

Nicorette (US), Nicoderm, NiQuitin CQ and Nicabate	lozenges, gum and trans-dermal patch	treatment of nicotine withdrawal as an aid to smoking reduction and cessation	global	Novartis’s Nicotinell Johnson & Johnson’s Nicorette (except US) Retailer own label

Oral health
Sensodyne	toothpastes, toothbrushes mouth rinse	treat and prevent dental sensitivity and acid erosion	global	Colgate-Palmolive’s Colgate Sensitive Pro Relief Proctor and Gamble’s Crest Sensi-Relief and Crest Sensi-Stop Strips

Polident Poligrip Corega	denture adhesive, denture cleanser	improve comfort of fitted dentures and to clean dentures	global	Procter & Gamble’s Fixodent Reckitt-Benckiser’s Kukident and Steradent

Aquafresh	toothpastes, toothbrushes mouthwashes	prevention of caries, gum disease and bad breath	global	Colgate-Palmolive’s Colgate Procter & Gamble’s Crest and Oral-B

Nutrition
Horlicks	malted drinks and foods	nutritional	Indian sub continent,	Mondelez’s Bournvita
		beverages & food	UK, Ireland	Nestle’s Milo

Skin health
Physiogel	moisturising, creams, lotions and cleansers	face and body care for dry, sensitive and irritated skin	Germany, France, Italy, Poland, Spain	L’Oreal’s La Roche Posay Beiersdorf’s Eucerin Pierre Fabre’s Avene

Zovirax Abreva	topical cream	lip care to treat and prevent the onset of cold sores	global	Johnson & Johnson’s Compeed Carma Labs Carmex Blistex Incorporated’s Blistex Retailer own label

GSK Annual Report 2014 231

Principal risks and uncertainties Risk factors

The principal risks discussed below are the risks and uncertainties relevant to our business, financial condition and results of operations that may affect our performance and ability to achieve our objectives. The factors below are those that we believe could cause our actual results to differ materially from expected and historical results.

We operate on a global basis in an industry that is both highly competitive and highly regulated. Our competitors may make significant product innovations and technical advances and may intensify price competition. In light of this competitive environment, continued development of commercially viable new products and the development of additional uses for existing products are critical to our ability to maintain or increase overall sales.

Developing new pharmaceutical, vaccine and consumer healthcare products is a costly, lengthy and uncertain process, however, and a product candidate may fail at any stage, including after significant Group economic and human resources have been invested. Our competitors’ products or pricing strategies or any failure on our part to develop commercially successful products, or to develop additional uses for existing products, could materially and adversely affect our financial results.

We must also adapt to and comply with a broad range of laws and regulations. These requirements apply to research and development, manufacturing, testing, approval, distribution, sales and marketing of Pharmaceutical, Vaccine and Consumer

Healthcare Products, and affect not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so.

Moreover, as rules and regulations change, and governmental interpretation of those rules and regulations evolves, the nature of a particular risk may change. Changes to certain regulatory regimes may be substantial. Any change in, and any failure to comply with, applicable law and regulation could materially and adversely affect our financial results.

Similarly, our business exposes us to litigation and government investigations, including but not limited to product liability litigation, patent and antitrust litigation and sales and marketing litigation. Litigation and government investigations, including related provisions we may make for unfavourable outcomes and increases in related costs such as insurance premiums, could materially and adversely affect our financial results. More detail on the status and various uncertainties involved in the significant unresolved disputes and potential litigation is set out in Note 45, ‘Legal proceedings,’ on page 206.

UK regulations require a discussion of the mitigating activities a company takes to address principal risks and uncertainties. A summary of the activities that the Group takes to manage each of our principal risks accompanies the description of each principal risk below. The principal risk factors and uncertainties are not listed in order of significance.

Patient safety

Risk definition

Failure to appropriately collect, review, follow up, or report adverse events from all potential sources, and to act on any relevant findings in a timely manner.

Risk impact

The impact of this risk is potentially to compromise our ability to conduct robust safety signal detection and interpretation and to ensure that appropriate decisions are taken with respect to the risk/benefit profile of our products, including the completeness and accuracy of product labels and the pursuit of additional studies/analyses, as appropriate. This could lead to potential harm to patients, reputational damage, product liability claims or other litigation, governmental investigation, regulatory action such as fines, penalties or loss of product authorisation.

Context

Pre-clinical and clinical trials are conducted during the development of investigational Pharmaceutical, Vaccine and Consumer Healthcare Products to determine the safety and efficacy of the products for use by humans. Notwithstanding the efforts we make to determine the safety of our products through appropriate pre-clinical and clinical trials, unanticipated side effects may become evident only when products are widely introduced into the marketplace. Questions may be raised not only by our ongoing safety surveillance and post-marketing studies but also by governmental agencies and third-parties that may analyse publicly available clinical trial results.

The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve significant claims for damages related to our products. Litigation, particularly in the US, is inherently unpredictable. Class actions that seek to sweep together all persons who were prescribed our products increase the potential liability. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open-ended exposure and thus, could materially and adversely affect the Group’s financial results.

Mitigating activities

The Chief Medical Officer (CMO) is responsible for medical governance for the Group under a global policy. Under that policy, safeguarding human subjects in our clinical trials and patients who take our products is of paramount importance, and the CMO has the authoritative role for evaluating and addressing matters of human safety. Individual Medical Officers and the Group’s substantial Global Safety and Pharmacovigilance organisation keep track of any adverse issues reported for our products during the course of clinical studies.

Once a Group product is approved for marketing, the Group has an extensive post-marketing surveillance and signal detection system. Information on possible side effects of medicines is received from several sources including unsolicited reports from health professionals and patients, regulatory authorities, medical and scientific literature and the media. It is our policy that employees are required to report immediately any issues relating to the safety or quality of its medicines. Each of our country managers is responsible for monitoring, exception tracking and training that helps assure the collection of safety information and reporting the information to the relevant central safety department, in accordance with Group policy and legal requirements.

Information that changes the benefit/risk profile of one of the Group’s medicines will result in certain actions to characterise, communicate and minimise the risk. Proposed actions are discussed with regulatory authorities and can include modifying the prescribing information, communications to physicians and other healthcare providers, restrictions on product prescribing/availability to help assure safe use, and sometimes carrying out further clinical trials. In certain cases, it may be appropriate to stop clinical trials or to withdraw the medicine from the market. The Group’s Global Safety Board (GSB), comprising senior physicians and representatives of supporting functions, is an integral component of the system. The GSB (including subsidiary boards dedicated to Consumer Healthcare Products and Vaccines) reviews the safety of investigational and marketed products across the Group and has the authority to stop a clinical trial if continued conduct of such trial is not ethically or scientifically justified in light of information that has emerged since the start of the trial.

In addition to the medical governance framework within the Group as described above, the Group uses several mechanisms to foster the early evaluation, mitigation, and resolution of disputes as they arise and of potential claims even before they arise. The goal of the programmes is to create a culture of early identification and evaluation of risks and claims (actual or potential), in order to minimise liability and litigation.

232 GSK Annual Report 2014

Intellectual property

Risk definition

Failure to appropriately secure and protect intellectual property rights.

Risk impact

Any failure to obtain or subsequent loss of patent protection, including reducing the availability or scope of patent rights or compulsory licensing (in which a government forces a manufacturer to license its patents for specific products to a competitor), could materially and adversely affect our financial results in those markets. Absence of adequate patent or data exclusivity protection could limit the opportunity to rely on such markets for future sales growth for our products, which could also materially and adversely affect our financial results.

Context

As an innovative Pharmaceutical, Vaccine and Consumer Healthcare Products company, we seek to obtain appropriate intellectual property protection for our products. Our ability to obtain and enforce patents and other proprietary rights with regard to our products is critical to our business strategy and success. Pharmaceutical and Vaccine products are usually only protected from being copied by generic manufacturers during the period of exclusivity provided by an issued patent or related intellectual property rights such as Regulatory Data Protection or Orphan Drug status. Following expiration of certain intellectual property rights, a generic manufacturer may lawfully produce a generic version of the product.

We operate in markets where intellectual property laws and patent offices are still developing and where governments may be unwilling to grant or enforce intellectual property rights in a fashion similar to more developed regions such as the EU, Japan and the US. Some developing countries have limited, or threatened to limit, effective patent protection for pharmaceutical products generally, or in particular therapeutic areas, in order to facilitate early competition within their markets from generic manufacturers.

We face competition from manufacturers of proprietary and generic pharmaceutical products in all of our major markets. Introduction of generic products, particularly in the US where we have our highest turnover and margins, typically leads to a rapid and dramatic loss of sales and reduces our revenues and margins for our proprietary products. In 2014, we had nine Pharmaceutical and Vaccine products with over £500 million in annual global sales. For certain of these products, there is generic competition in the US and some markets in Europe. We may also experience an impact on sales of one of our products due to the expiry or loss of patent protection for a product marketed by a competitor in a similar product class or for treatment of a similar disease condition.

We depend on certain key products for a significant portion of our sales. One such product is our respiratory pharmaceutical product Seretide/Advair which accounts for 18% of Group sales worldwide. The timing and impact of entry in the US for a generic product containing the same combination of active substances as Seretide/ Advair is uncertain. The US patent for compositions containing the combination of active substances in Seretide/Advair expired during 2010 although the US patent on a component of the Advair Diskus device continues until August 2016. Generic products containing the same combination of active substances as Seretide/Advair (in both metered dose inhalers and dry powder inhalers) have been launched by several manufacturers in a number of European markets. The timing and impact of entry in the US and major markets in Europe for a ‘follow-on’ product to Seretide/Advair is uncertain.

Generic drug manufacturers have also exhibited a readiness to market generic versions of many of our most important products prior to the expiration of our patents. Their efforts may involve challenges to the validity or enforceability of a patent or assertions that their generic product does not infringe our patents. As a result, we are and may continue to be involved in legal proceedings involving patent challenges, which may materially and adversely affect our financial results. Moreover, in the US, it has become increasingly common for patent infringement actions to prompt claims that anti-trust laws have been violated during the prosecution of the patent or during litigation involving the defence of that patent. Such claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Similarly, anti-trust claims may be brought by government entities or private parties following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of anti-trust laws. A successful anti-trust claim by a private party or government entity could materially and adversely affect our financial results.

The expiration dates for patents for our major products which may affect the dates on which generic versions of our products may be introduced are set out on pages 229 to 231. Legal proceedings involving patent challenges are set out in Note 45 to the financial statements, ‘Legal proceedings’.

Mitigating activities

Our Global Patents group focuses on securing and protecting our patent rights. This global group maintains internal processes designed to help ensure successful procurement, enforcement and defence of our patents with the goal of maintaining exclusive rights in markets for our products.

The Global Patents group monitors new developments in international patent law to help ensure appropriate protection of our assets. Sometimes acting through trade associations, we work with local governments to seek to secure effective and balanced intellectual property protection designed to meet the needs of patients and payers while supporting long-term investment in innovation.

GSK Annual Report 2014 233

Principal risks and uncertainties Risk factors – continued

Product quality

Risk definition

Failure to comply with current Good Manufacturing Practice (cGMP) requirements in commercial manufacture, through the distribution chain, by GSK, its contractors or suppliers; or through inadequate controls and governance of quality through product development, and in supporting regulated activities.

Risk impact

A failure to ensure product quality could have far reaching implications in terms of patient and consumer safety, delays in launching new products, drug shortages, product recalls, potential damage to our reputation and that of the relevant product, as well as regulatory, legal, and financial consequences, which could materially and adversely affect our reputation and financial results.

Context

Patients, consumers and healthcare professionals trust the quality of our products. A failure to ensure product quality is an enterprise risk which is applicable across all of our business activities. Product quality may be influenced by many factors including product and process understanding, supply chain security, consistency of manufacturing components, compliance with GMP, accuracy of labeling, reliability of the external supply chain, and the embodiment of an overarching quality culture. The internal and external environment continues to evolve as new products, new markets and new legislation are introduced, particularly around security of supply, good distribution practice and product standards. Inspectional trending from national authorities during 2014 has highlighted a focus on issues relating to data integrity, contamination and the robustness of quality investigations.

Mitigating activities

In medicines development, scientists adopt the principles of quality by design for new products and devise control strategies to be deployed throughout the product lifecycle to help ensure consistency and reliability in their performance and supply.

We have adopted a single Quality Management System (QMS) that defines our quality standards and systems for our businesses associated with Pharmaceuticals, Vaccines and Consumer Healthcare Products and R&D investigational materials. The QMS has a broad scope, covering the end-to-end supply chain from starting materials to distributed product, and is applicable throughout the complete lifecycle of products from R&D to mature commercial supply.

The QMS is periodically updated based on experience, evolving regulatory agency expectations and requirements and improved scientific understanding to help ensure that operations comply with cGMP requirements globally, and support the delivery of consistent and reliable products. A large network of quality and compliance professionals is aligned with each business unit to provide oversight and assist the delivery of quality performance and operational compliance. Management oversight of those activities is accomplished through a hierarchy of quality council meetings. Staff are trained to help ensure that standards, as well as expected behaviours based on our values, are followed. Refresher training on cGMP issues includes a focus on the issues raised in inspectional trends.

We have implemented a risk-based approach to assessing and managing our third-party suppliers that provide materials used in finished products. Contract manufacturers making our products are expected to comply with standards identified by the Group and are audited to help provide assurance that expected standards are met.

The Chief Product Quality Officer oversees the activities of the GSK Quality Council which serves as a forum to escalate emerging risks, share experiences of handling quality issues from all of our businesses and help ensure that lessons learned are assessed and deployed globally. The preparation for and implementation of new legislation is regularly reviewed by the GSK Quality Council and advocacy and communication programmes are used to maintain awareness of the external environment and convey consistent messages across the Group. There is emphasis on quality performance metrics and a culture of ‘right first time’.

234 GSK Annual Report 2014

Supply chain continuity

Risk definition

Failure to deliver a continuous supply of compliant finished product.

Risk impact

A material interruption of supply or exclusion from healthcare programmes could impact patient access to our products, expose us to litigation or regulatory action and materially and adversely affect our financial results. In particular, the incurring of fines or disgorgement as a result of noncompliance with manufacturing practice regulations could also materially and adversely affect the Group’s financial results and result in reputational damage.

Context

Our supply chain operations are subject to review and approval by various regulatory agencies that effectively provide our licence to operate. Failure by our manufacturing and distribution facilities or by suppliers of key services and materials could lead to litigation or regulatory action such as product recalls and seizures, interruption of supply, delays in the approval of new products, and suspension of manufacturing operations pending resolution of manufacturing or logistics issues. In 2014, our Consumer Healthcare business, particularly our Smokers’ Health products, alli and Bactroban, were impacted by various supply issues and our Vaccines business, particularly our hepatitis vaccines and Boostrix, were impacted by supply constraints.

Materials and services provided by third-party suppliers are necessary for the commercial production of our products, including active pharmaceutical ingredients (API), antigens, intermediates, commodities and components necessary for the manufacture and packaging of many of our Pharmaceutical, Vaccine and Consumer Healthcare Products. Some of the third-party services procured, such as services provided by contract manufacturing organizations and clinical research organisations to support development of key products, are important to ensure continuous operation of our businesses. Although we undertake business continuity planning, single sourcing of certain components, bulk API, finished products, and services creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites or logistics system.

The failure of a small number of single-source, third-party suppliers or service providers to fulfill their contractual obligations in a timely manner or as a result of regulatory non-compliance or physical disruption of logistics and manufacturing sites may result in delays or service interruptions.

Mitigating activities

Our supply chain model is designed to help ensure the supply, quality and security of our products globally. We closely monitor, through the Supply Chain Governance Committees, the inventory status and delivery of our products to help ensure that our customers have the medicines, vaccines and products they need. Safety stocks and backup supply arrangements for high revenue and medically-critical products are in place, where practical, to help mitigate this risk. In addition, the compliance of manufacturing external suppliers is routinely monitored in order to identify and manage supply base risks.

Where practical, dependencies on single sources of critical items are removed. Our reliance on single source components was reduced in 2014 for some key products through qualification of alternative materials that will help improve supply chain robustness. In cases, where dual sourcing is not possible, an inventory strategy has been developed to protect the supply chain from unanticipated disruption.

In 2014, we continued to implement anti-counterfeit systems such as product serialization in accordance with emerging requirements to mitigate this risk.

Throughout 2014, our supply chain operating model was improved to strengthen the link between commercial forecasting and manufacturing by implementation of the Core Commercial Cycle methodology. This action will over time, decrease the risk associated with demand fluctuations impacting ability to supply or write-offs associated with product exceeding expiry dating. Under the new model, each node of the supply chain is being optimised to help ensure adequate safety stock while balancing working capital associated with the end-to-end supply chain.

Financial reporting and disclosure

Risk definition	Mitigating activities

Failure to report accurate financial information and material events in compliance with accounting standards and applicable legislation.

Risk impact

Non-compliance with existing or new financial reporting and disclosure requirements, or changes to the recognition of income and expenses, could expose us to litigation and regulatory action and could materially and adversely affect our financial results.

Context

New or revised accounting standards, rules and interpretations issued from time to time by the International Accounting Standards Board could result in changes to the recognition of income and expense that may materially and adversely affect our financial results.

The Group is also required by the laws of various jurisdictions to disclose publicly its financial results and events that could materially affect the financial results of the Group. Regulators routinely review the financial statements of listed companies for compliance with accounting and regulatory requirements. The Group believes that it complies with the appropriate regulatory requirements concerning our financial statements and disclosure of material information. However, should we be subject to an investigation into potential non-compliance with accounting and disclosure requirements, there is potential for restatements of previously reported results and we could be subject to significant penalties.

The Group maintains a control environment designed to identify material errors in financial reporting and disclosure. The design and operating effectiveness of key financial reporting controls is periodically tested. This provides us with the assurance that controls over key financial reporting and disclosure processes have operated effectively.

We keep up-to-date with the latest developments in financial reporting requirements by working with our external auditors and legal advisors to help ensure adherence to relevant reporting and disclosure requirements.

There is shared accountability for financial results across our businesses. Financial results are reviewed and approved by regional management and then reviewed with the Financial Controller and the Chief Financial Officer (CFO). This allows our Financial Controller and our CFO to assess the evolution of the business over time, and to evaluate performance to plan. Significant judgments are reviewed and confirmed by senior management.

The Group maintains a Disclosure Committee which reports to the Board which reviews the Group’s quarterly results and Annual Report and determines throughout the year, in consultation with its legal advisors, whether it is necessary to disclose publicly information about the Group through Stock Exchange announcements.

GSK Annual Report 2014 235

Principal risks and uncertainties Risk factors – continued

Tax and treasury

Risk definition

Failure to comply with current tax law, or react to the rapidly evolving tax environment. Incurring significant losses due to treasury activities.

Risk impact

Changes in tax laws or in their application with respect to matters such as transfer pricing, foreign dividends, controlled companies, R&D tax credits, taxation of intellectual property or a restriction in tax relief allowed on the interest on intra-group debt, could impact our effective tax rate. Significant losses may arise from Treasury activities through inconsistent application of Treasury policies, dealing or settlement errors, or counterparty defaults. Any such changes in tax laws or their application, failure to comply with tax law or significant losses due to treasury activities could materially and adversely affect our financial results.

Context

Our Treasury group deals in high value transactions, mostly foreign exchange and cash management transactions, on a daily basis. The Group’s effective tax rate is driven by rates of tax in jurisdictions that are both higher and lower than the UK. In addition, many jurisdictions currently offer regimes that encourage innovation and investment in science by providing tax incentives, such as R&D tax credits and lower tax rates on income derived from patents. Furthermore, as an international business, we face risks associated with intra-group transfer pricing.

The tax charge included in our financial statements is our best estimate of tax liability pending audits by tax authorities. We submit tax returns according to statutory time limits and engage tax authorities to help ensure our tax affairs are current. In exceptional cases where matters cannot be settled by agreement with tax authorities, we may have to resolve disputes through formal appeals or other proceedings. As an international business, we are also subject to a range of other duties and taxes carrying similar types of risk.

There is an increased focus on the tax position of multinational businesses, as a consequence of the challenging economic environment and the priority placed by the G20 on addressing allegations of unlawful tax avoidance. We have seen some increase in audits as governments seek to raise revenues, both from corporate taxes and above the line taxes such as customs duties. Such audits regardless of their merit or outcomes can be costly, divert management attention and may adversely impact our reputation. In addition, there are an increasing number of changes to the international tax framework which could lead to an increase or decrease in our tax costs.

Mitigating activities

The Group’s Treasury function does not operate as a profit centre and does not enter into financial derivative transactions for speculative purposes. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities. Treasury activities are governed by policies approved by the Board of Directors and compliance is regularly reviewed by the Treasury Management Group (TMG), which is chaired by the CFO.

Liquidity risk is managed by diversifying our liquidity sources using a range of facilities and by maintaining broad access to funding markets in order to meet anticipated future funding requirements. We also hold significant amounts of cash and investments which are invested in line with strict investment guidelines.

Interest rate risk is managed by limiting the amount of floating rate interest payments to a prescribed percentage of operating profit, and the mix of debt at fixed and floating interest rates is monitored regularly by the TMG.

Foreign currency transaction risk arising on internal and external trade flows is not generally hedged. Our internal trading transactions are matched centrally, and we manage inter-company payment terms to reduce foreign currency risk. Foreign currency cash flows can be hedged selectively under the management of Treasury and the TMG. Where possible, we manage the cash surpluses or borrowing requirements of subsidiary companies centrally. In order to reduce foreign currency translation exposure, we seek to denominate borrowings in the currencies of our principal assets and cash flows. The TMG reviews the ratio of borrowings to assets for the major currencies monthly.

Counterparty risk is managed by setting global counterparty limits for each of our banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Treasury’s usage of these limits is monitored daily by a Corporate Compliance Officer (CCO) who operates independently of Corporate Treasury. The CCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies Treasury so that changes can be made to investment levels or to authority limits as appropriate.

Further details on mitigation of Treasury Risks can be found on page 190, Note 41, ‘Financial instruments’.

We monitor government debate on tax policy in our key jurisdictions to deal proactively with any potential future changes in tax law. Tax risk is managed by a set of policies and procedures to help ensure consistency and compliance with tax legislation. We engage advisors and legal counsel to review tax legislation and applicability to our business.

We attempt to mitigate the risk of more aggressive tax authority audits by being as up to date as possible with our tax affairs and working proactively with tax authorities where possible. We have also moved to a more centralised and simplified intellectual property ownership and trading model. The model centralises our Pharmaceutical intellectual property in the UK, reducing the complexity of our inter-company arrangements and enabling us to drive more bilateral Advance Pricing Agreements (APAs) between the UK and other jurisdictions where we operate. APAs give greater certainty to the application of transfer pricing and our direct tax affairs and hence reduce risks. A centralised team of dedicated specialists are responsible for managing transactional tax reporting and compliance.

236 GSK Annual Report 2014

Anti-bribery and corruption

Risk definition

There is a risk that GSK personnel, or third parties acting on our behalf, seek to induce improper performance of someone’s role in order to gain or retain GSK a business advantage through the offer, promise or giving of a bribe. This goes against our ethical standards and is contrary to the laws by which we are bound.

Risk impact

Failure to mitigate this risk could expose the Group and associated persons to governmental investigation, regulatory action and civil and criminal liability, as well as damage the Group’s reputation, shareholder value, and our licence to operate in particular jurisdictions, all of which could materially and adversely affect our financial results.

Context

We are exposed to bribery and corruption risk through our global business operations. In some markets, the government structure and the rule of law are less developed, and this has a bearing on our bribery and corruption risk exposure. In addition to the global nature of our business, the healthcare sector is highly competitive and subject to regulation. This increases the instances where we are exposed to activities and interactions with bribery and corruption risk.

As has previously been disclosed, the Group in 2014 has been subject to regulatory action and media focus with regard to bribery investigations in China and other markets. On 19 September 2014, the Group announced that the Changsha Intermediate People’s Court in Hunan Province, China ruled that, according to Chinese law, GSK China Investment Co. Ltd (“GSKCI”) had offered money or property to non-government personnel in order to obtain improper commercial gains, and been found guilty of bribing non-government personnel. The verdict followed investigations initiated by China’s Ministry of Public Security in June 2013. As a result of the Court’s verdict, GSKCI has paid a fine of RMB 3 billion (£301 million) to the Chinese government.

The US and UK authorities are leading extra-territorial ABAC inquires into certain of the Group’s operations. These investigations are further discussed in Note 45 ‘Legal Proceedings’.

Mitigating activities

Our Code of Conduct, values and behaviours and commitment to zero tolerance are integral to how we mitigate this risk. In light of the complexity and geographic breadth of this risk, we constantly enhance our oversight of activities and data, reinforce to our employees and contractors clear expectations regarding acceptable behaviours, and maintain on-going communications between the Group centre headquarters and local markets.

The Group has an enterprise-wide ABAC programme designed to respond to the threat and risk of bribery and corruption. It builds on the Group’s values and existing standards to form a comprehensive and practical approach to compliance. Our ABAC programme is supported by: top-level commitment from the Group Board of Directors and leadership throughout the business; ongoing risk assessment; a global policy; control documents that address commercial and other practices that give rise to ABAC risk; due diligence of high risk third parties; ongoing training and communications; a confidential reporting line; monitoring of compliance and an investigations team. In addition, the programme mandates enhanced controls over interactions with government officials and when undertaking business development transactions. Programme governance is provided by the Group’s ABAC Oversight Committee which includes representation from key functional areas and business units.

Additionally, we have a dedicated ABAC team responsible for the implementation and evolution of the programme in response to developments in the internal and external environment. This is complemented with ABAC investigations and ABAC Audit teams which have separate reporting lines.

We continually benchmark our ABAC programme against other large multi-national companies and use external expertise to review and help improve elements of our ABAC programme. As a result of the China and other country investigations, the Group has increased resources in both its centrally located ABAC team as well as regional ABAC teams.

GSK Annual Report 2014 237

Principal risks and uncertainties Risk factors – continued

Commercial practices and scientific engagement

Risk definition

Failure to engage in commercial and/or scientific activities that are consistent with the letter and spirit of legal, industry, or the Group’s requirements relating to marketing and communications about our medicines and associated therapeutic areas; appropriate interactions with healthcare professionals (HCPs) and patients; and legitimate and transparent transfer of value.

Risk impact

Failure to comply with applicable laws, rules and regulations may result in governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs. Failure to provide accurate and complete information related to our products may result in incomplete awareness of the benefit:risk profile of our medicines and possibly suboptimal treatment of patients. Any of these consequences could materially and adversely affect our financial results. Any practices that are found to be misaligned with our values could also result in reputational damage and dilute trust established with key stakeholders. In 2012, we paid $3 billion to resolve government investigations in the US focused in large part on promotional practices.

Context

We are committed to legitimate Scientific Engagement and the ethical and responsible commercialisation of medicines to support our mission to improve the quality of human life by enabling people to do more, feel better, and live longer. To accomplish this mission, we engage the healthcare community in various ways to advance our scientific knowledge as well as to provide important information about our medicines.

The Group disseminates information about its products through both non-promotional Scientific Engagement and promotional activities. The former is the interaction and exchange of information between the Group and partners and external communities in order to advance scientific and medical understanding including the appropriate development and use of our products; the management of disease; and patient care. It is distinct from promotional activities which may take place only after authorisation of a new product or indication, and must be conducted strictly in accordance with promotional laws, codes and the Group’s Policy.

Promotion of approved medicines helps ensure that HCPs globally have access to information they need, that patients have access to the medicines they need and that medicines are prescribed and used in a manner that provides the maximum healthcare benefit to patients. We are committed to communicating information related to our approved products in a responsible, legal, and ethical manner.

At times, researchers, HCPs, healthcare organisations (HCOs) and other external experts that we engage may be compensated for services and expertise provided. However, payments must not be excessive and must never be or be perceived to be an inducement or reward for prescribing our products. Consistent with our ABAC policies, they also must comply with a market’s ABAC laws if the recipient of any payment is a government official.

Mitigating activities

We have taken action at all levels of the Group to enhance and improve standards and procedures for Scientific Engagement and promotional interactions, based on our values of transparency, respect, integrity and patient focus. We have policies and standards governing promotional activities and Scientific Engagement undertaken by the Group or on its behalf. All of these activities we conduct worldwide must conform to high ethical, medical, and scientific standards. Where local standards differ from global standards, the more stringent of the two applies.

The Group has harmonized policies and procedures to guide above country Commercial Practices and Scientific Engagement processes as well as clarified applicable standards when engaging in the markets. Specific accountability and authorisation for Scientific Engagement resides within the Medical Governance framework that is overseen by the Medical Governance Executive Committee (MGEC), accountable to the Chief Medical Officer. MGEC is responsible for oversight of applicable Policies and ensuring the highest level of integrity and continuous development of Scientific Engagement at GSK. Commercial Practices activities have oversight from both business unit Risk Management and Compliance Boards (RMCBs) and Country Executive Boards (CEBs) that manage risks across in-country business activities.

All promotional materials and activities must be reviewed and approved according to the Group’s policies and standards, and conducted in accordance with local laws and regulations, to help ensure that these materials and activities fairly represent the products or services of the Group. When necessary, we have disciplined (up to and including termination) employees who have engaged in misconduct and have broadened our ability to claw back remuneration from senior management in the event of misconduct.

During 2014, we took further proactive risk mitigation steps to assure our operations reflect our values. GSK publicly committed to stop in 2016 various payments to HCPs and Healthcare Organisations (HCOs). GSK also committed extended steps already taken in the US to changing its sales compensation model globally from one based on sales targets to an approach that individually rewards our sales force on the quality of their interactions with healthcare professionals, not on the end result.

238 GSK Annual Report 2014

Research practices

Risk definition

Failure adequately to protect and inform patients involved in human clinical trial research; conduct objective, ethical preclinical and clinical trials using sound scientific principles; guarantee the integrity of discovery, preclinical, and clinical development data; manage human biological samples according to established ethical standards and regulatory expectations; treat animals ethically and practice good animal welfare; appropriately disclose human subject research for medicinal products; and ensure the integrity of our regulatory filings and of the data that we publish.

Risk impact

The impacts of the risk include harm to patients, reputational damage, failure to obtain the necessary regulatory approvals for our products, governmental investigation, legal proceedings (product liability suits and claims for damages), and regulatory action such as fines, penalties or loss of product authorisation, which could materially and adversely affect our financial results.

Context

Research relating to animals can raise ethical concerns. While we attempt to proactively address this, animal studies remain a vital part of our research. In many cases, they are the only method that can be used to investigate the effects of a potential new medicine in a living body before it is tested in humans, and they are generally mandated by regulators and ethically imperative. Animal research can provide critical information about the causes of diseases and how they develop. Some countries require additional animal testing even when medicines have been approved for use elsewhere.

Clinical trials in healthy volunteers and patients are used to assess and demonstrate an investigational product’s efficacy and safety or further evaluate the product once it has been approved for marketing. We also work with human biological samples. These samples are fundamental to the discovery, development and safety monitoring of our products.

The integrity of our data is essential to success in all stages of the research data lifecycle: design, generation, recording and management, analysis, reporting and storage and retrieval. Our research data is governed by legislation and regulatory requirements.

Research data and supporting documents are core components at various stages of pipeline progression decision-making and also form the content of regulatory submissions. Poor data integrity can compromise our research efforts.

There are innate complexities and interdependencies required for regulatory filings, particularly given our global research and development footprint. Rapid changes in submission requirements in developing countries continue to increase the complexity of worldwide product registration.

Mitigating activities

We established an Office of Animal Welfare, Ethics and Strategy (OAWES), led by the Chief of Animal Welfare, Ethics and Strategy, to help ensure the humane and responsible care of animals and increase the knowledge and application of non-animal alternatives for the Group. OAWES embeds a framework of animal welfare governance, promotes application of 3Rs (replacement, refinement and reduction of animals in research), explores opportunities for cross-industry data sharing, and conducts quality assessments.

We report the results of our human subject research for our medicines and vaccines on our publicly accessible clinical study register website, on government-required repositories, and we submit human research results as manuscripts for publication in peer reviewed scientific journals. During 2014, we disclosed over 130 Clinical Study Reports of marketed and terminated medicines (once the research results were published in the scientific literature) on our register. In early 2014, the GSK online system to allow researchers to request access to anonymised patient-level data from the Group’s clinical trials, was re-configured into a multi-sponsor request site, www.clinicalstudydatarequest.com, to include studies conducted by other sponsors and by the end of 2014 we had listed over 1000 GSK trials available for request.

We have a Global Human Biological Samples Management (HBSM) governance framework in place to oversee the ethical and lawful acquisition and management of human biological samples. Our global HBSM network champions HBSM activities and provides an experienced group to support internal Sample Custodians on best practice.

It remains an important priority to enhance our data integrity controls. During 2014 we established plans to develop new written standards to ensure the integrity of our data across Research and Development (R&D). A Data Integrity Committee was established to provide oversight and a Data Integrity Quality Assurance team was created to provide independent business monitoring of our internal controls for R&D activities.

The Chief Regulatory Officer oversees the activities of the Regulatory Governance Board which includes promoting compliance with regulatory requirements and Group-wide standards, making regulatory services more efficient and agile, and further aligning regulatory capabilities with our international business needs at the enterprise and local levels.

GSK Annual Report 2014 239

Principal risks and uncertainties Risk factors – continued

Environment, health and safety and sustainability

Risk definition

Failure to manage environment, health and safety and sustainability (EHSS) risks consistent with the Group’s ethics, objectives, policies and relevant laws and regulations.

Risk impact

Failure to manage EHSS risks could lead to significant harm to people, the environment and communities in which we operate, fines, failure to meet stakeholder expectations and regulatory requirements, litigation or regulatory action, and damage to the Group’s reputation and could materially and adversely affect our financial results.

Context

The Group is subject to health, safety and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment and the communities in which we operate as well as potential obligations to remediate contaminated sites. We have also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to our use or ownership of such sites. Failure to manage these environmental risks properly could result in litigation, regulatory action and additional remedial costs that may materially and adversely affect our financial results. See Note 45 to the financial statements, ‘Legal proceedings’, for a discussion of the environmental related proceedings in which we are involved. We routinely accrue amounts related to our liabilities for such matters.

Mitigating activities

The Corporate Executive Team is responsible for EHSS governance for the Group under a global policy. Under that policy, the CET ensures there are systems in place to manage the risks, impacts and legal compliance issues that relate to EHSS and for assigning responsibility to senior managers for providing and maintaining those systems. Individual managers are responsible for making sure the EHSS management system is effective and well implemented in their respective business area and that it is fully compliant with all applicable laws and regulations, adequately resourced, maintained, communicated, and monitored. Additionally, each employee is personally responsible for ensuring that all applicable local standard operating procedures are followed and expected to take responsibility for EHSS matters.

Our risk-based, proactive approach is articulated in our Global EHS Standards which support our EHSS policy and objective to discover, develop, manufacture, supply and sell our products without harming people or the environment. In addition to the design and provision of safe facilities, plant and equipment, we operate rigorous procedures that help us eliminate hazards where practicable and protect employees’ health and well-being. Our employment practices are designed to create a work place culture in which all employees feel valued, respected, empowered and inspired to achieve our goals.

Through our continuing efforts to improve environmental sustainability we have reduced water consumption, hazardous waste, and energy consumption. We actively manage our environmental remediation obligations to help ensure practices are environmentally sustainable and compliant.

Our EHSS performance results are shared with the public each year in our Responsible Business Supplement.

Information protection

Risk definition

Risk to the Group’s business activity if critical or sensitive computer systems or information are not available when needed, are accessed by those not authorised, or are deliberately changed or corrupted.

Risk impact

Failure to adequately protect critical and sensitive systems and information may result in our inability to maintain patent rights, loss of commercial or strategic advantage, damage to our reputation or business disruption including litigation or regulatory sanction and fines, which could materially and adversely affect our financial results.

Context

We rely on critical and sensitive systems and data, such as corporate strategic plans, sensitive personally identifiable information, intellectual property, manufacturing systems and trade secrets. There is the potential that malicious or careless actions expose our computer systems or information to misuse or unauthorised disclosure.

Mitigating activities

The Group has a global information protection policy that is supported through a dedicated programme of activity. To increase our focus on information security, the Group established the Information Protection & Privacy function to provide strategy, direction, and oversight while enhancing our global information security capabilities.

We assess changes in our information protection risk environment through briefings by government agencies, subscription to commercial threat intelligence services and knowledge sharing with other Pharmaceutical and cross-industry companies.

We aim to use industry best practices as part of our information security policies, processes and technologies and invest in strategies that are commensurate with the changing nature of the security threat landscape.

We are also subject to various laws that govern the processing of Personally Identifiable Information (Pll). To help ensure compliance with cross-border PII transfer requirements, the Group’s Binding Corporate Rules (BCRs) have been approved by the UK Information Commissioner’s Office for human resource and research activities data. BCRs make it possible to transfer PII internationally between the Group’s entities without individual privacy agreements in each European Union country.

240 GSK Annual Report 2014

Crisis and continuity management

Risk definition

Inability to recover and sustain critical operations following a disruption or to respond to a crisis incident in a timely manner.

Risk impact

Failure to manage crisis and continuity management (CCM) effectively can lead to prolonged business disruption, greater damage to the Group’s assets, and risk of supply disruption to patients of a medicine, any of which could materially and adversely affect our financial results. Delays to operational activities and delivery of our products to consumers and patients who rely on them could also expose us to litigation or regulatory action, materially and adversely affect our financial results and lead to reputational damage.

Context

The Group’s international operations, and those of its partners, maintain a vast global footprint exposing our workforce, facilities, operations and information technology to potential disruption resulting from a natural event (e.g. storm or earthquake), a man-made event (e.g. civil unrest, terrorism), or a global emergency (e.g. Ebola outbreak, Flu pandemic). Through effective crisis management and business continuity planning we are committed to providing for the health and safety of our people, minimising damage and impact to the Group, and maintaining functional operations following a natural or man-made disaster, or a public health emergency.

Mitigating activities

CCM governance for the Group is set forth in a global policy. Under that policy, each business unit and functional area head (“BU”) ensures effective crisis management and business continuity plans are in place that include authorised response and recovery strategies, key areas of responsibility and clear communication routes before a business disruption occurs. Additionally, each BU is represented on a CCM governance board which performs risk oversight and provides vital information to the CCM programme team regarding new threats, acquisitions or significant business or organisational changes.

A dedicated team of CCM experts supports the business. Their responsibilities include: chairing the governance board; coordinating crisis management and business continuity training; facilitating exercises and monitoring to provide for global consistency and alignment; and centrally storing and monitoring updates for plans supporting our critical business processes. These activities help ensure an appropriate level of readiness and response capability is maintained. We also develop and maintain partnerships with external bodies like the Business Continuity Institute and the UN International Strategy for Disaster Risk Reduction which helps improve our business continuity initiatives in disaster prone areas and supports the development of community resilience to disasters.

We continually improve our CCM risk management programme and tools based on learning from plan activations. For example, the Group has implemented a Global Disaster Monitoring tool to monitor disruptions and support local crisis teams with guidance and central support as needed. We regularly evaluate and introduce new tools to improve our CCM practices.

Third-Party Oversight

Risk definition

Failure to maintain adequate governance and oversight over third-party relationships; failure of third-parties to meet their contractual, regulatory, confidentiality or other obligations; failure of third-parties to comply with the law or appropriately manage their respective operations to mitigate the Principal Risks to the Group outlined above.

Risk impact

Failure to adequately manage third-party relationships could result in business interruption and exposure to risk ranging from sub-optimal contractual terms and conditions, to severe business sanctions and/or significant reputational damage. Any of these consequences could materially and adversely affect our business operations and financial results.

Context

Third parties are critical to our business delivery and are an integral part of the solution to improve our productivity, quality, service and innovation. We rely on third-parties, including suppliers, distributors, individual contractors, licensees, and other pharmaceutical and biotechnology collaboration partners for discovery, manufacture, and marketing of our products and important business processes.

However, these business relationships present a material risk. For example, we share critical and sensitive information such as marketing plans, clinical data, and employee data with specific third parties who are conducting the relevant outsourced business operations. Inadequate protection or misuse of this information by third parties could have significant business impact. Similarly, we use distributors and agents in a range of activities such as promotion and tendering which have inherent risks such as inappropriate promotion or corruption. Insufficient internal compliance and controls by the distributors could affect our reputation. These risks are further increased by the complexities of working with large numbers of third parties.

Mitigating activities

It is our responsibility that all activities are performed safely and in compliance with applicable laws and GSK’s values, standards and code of conduct. Each business unit leadership team retains ultimate accountability for managing third party interactions and risks, and for appropriately governing these interactions. When working with third parties, all GSK employees are expected to manage external interactions and commitments responsibly. This expectation is embedded in our values and code of conduct.

To help guide and enforce our global principles for interactions with third-parties we have in place a policy framework applicable to buying goods and services, managing our external spend, paying and working with our third-parties. This policy framework applies to all employees and complementary workers worldwide. The framework is complemented by technical and local standards designed to help ensure alignment with the nature of third party interactions, such as good manufacturing practice and adherence to local laws and regulations. Independent business monitoring of key financial and operational controls is in place and is supplemented by periodic checks from the company’s independent Audit & Assurance function.

To help enhance continuous monitoring and performance of third party interactions we established in 2014 the Third Party Oversight programme. This global programme takes an enterprise view of third party related risks, and will help strengthen due diligence efforts on third parties and improve overall management of our third party risks through the lifecycle of the third-party engagement. Oversight for the programme is provided from GSK’s Global Ethics and Compliance group.

GSK Annual Report 2014 241

Shareholder information

Share capital and control

Details of our issued share capital and the number of shares held in Treasury as at 31 December 2014 can be found in Note 33 to the financial statements, ‘Share capital and share premium account’.

Our Ordinary Shares are listed on the London Stock Exchange and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS). Each ADS represents two Ordinary Shares. For details of listed debt and where it is listed refer to Note 32 to the financial statements, ‘Net debt’.

Holders of Ordinary Shares and ADS are entitled to receive dividends (when declared), the company’s Annual Report or Annual Summary, to attend and speak at general meetings of the company, to appoint proxies and to exercise voting rights.

There are no restrictions on the transfer, or limitations on the holding, of Ordinary Shares and ADS and no requirements to obtain approval prior to any transfers. No Ordinary Shares or ADS carry any special rights with regard to control of the company and there are no restrictions on voting rights. Major shareholders have the same voting rights per share as all other shareholders. There are no known arrangements under which financial rights are held by a person other than the holder of the shares and no known agreements on restrictions on share transfers or on voting rights.

Shares acquired through our share schemes and plans rank equally with the other shares in issue and have no special rights. The trustees of our Employee Share Ownership Plan trusts have waived their rights to dividends on shares held by those trusts.

Exchange controls and other limitations affecting security holders

Other than certain economic sanctions, which may be in force from time to time, there are currently no applicable laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the company’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or the company’s Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.

Interests in voting rights

Other than as stated below, as far as we are aware, there are no persons with significant direct or indirect holdings in the company. Information provided to the company pursuant to the Financial Conduct Authority’s (FCA) Disclosure and Transparency Rules (DTRs) is published on a Regulatory Information Service and on the company’s website.

At 19 February 2015, the company had received notifications in accordance with the FCA’s DTRs of the following notifiable interests in the voting rights in the company’s issued share capital:

	No. of shares	*Percentage of issued capital (%)

BlackRock, Inc.	304,779,454	6.27%
Legal & General Group Plc	149,809,659	3.08%

*	Percentage of Ordinary Shares in issue, excluding Treasury shares.

We have not acquired or disposed of any interests in our own shares during the period under review, other than in connection with our share buy-back programme.

Share buy-back programme

The Board has been authorised to issue and allot Ordinary Shares under Article 9 of the company’s Articles of Association. The power under Article 9 and the authority for the company to make purchases of its own shares are subject to shareholder authorities which are sought on an annual basis at our Annual General Meeting (AGM). Any shares purchased by the company may be cancelled or held as Treasury shares or used for satisfying Share Options and Grants under Group Employee Share Plans.

We continued our long-term buy-back programme in 2014 and 14.7 million shares were purchased at a total cost of £238 million. The date of the final share purchase in 2014 was 24 June 2014. No shares were purchased in the period 25 June 2014 to 19 February 2015.

Our programme covers purchases of shares for cancellation or to be held as Treasury shares, in accordance with the authority renewed by shareholders at the AGM in May 2014, when the company was authorised to purchase a maximum of just under 486 million shares. Details of shares purchased, those cancelled, and those held as Treasury shares are disclosed in Note 33 to the financial statements, ‘Share capital and share premium account’.

In determining specific share repurchase levels, the company considers the development of free cash flow during the year. Given the impact of the sustained strength of Sterling on free cash flow, the company suspended its share repurchase programme during 2014. Following the completion of the Novartis transaction, GSK intends to return to shareholders £4 billion of the net proceeds. The company does not expect to make any Ordinary Share repurchases in 2015.

Market capitalisation

The market capitalisation, based on shares in issue excluding Treasury shares, of GSK at 31 December 2014 was £66.92 billion.

At that date, GSK was the fourth largest company by market capitalisation in the FTSE index.

Share price

	2014 £	2013 £	2012 £

At 1 January	16.12	13.35	14.72
At 31 December	13.76	16.12	13.35
(Decrease)/increase	(14.6)%	20.7%	(9.3)%
High during the year	16.91	17.82	15.08
Low during the year	13.24	13.35	13.18

The table above sets out the middle market closing prices. The company’s share price decreased by 14.6% in 2014. This compares with a decrease in the FTSE 100 index of 2.7% during the year. The share price on 19 February 2015 was £15.26.

242 GSK Annual Report 2014

Nature of trading market

The following tables set out, for the periods indicated, the high and low middle market closing quotations in pence for the shares on the London Stock Exchange, and the high and low closing prices in US dollars for the ADS on the NYSE.

	Ordinary Shares		ADS
	Pence per share		US dollars per share
	High	Low	High	Low

February 2015*	1556	1453	47.94	43.96
January 2015	1500	1357	45.19	41.68
December 2014	1502	1327	47.14	41.30
November 2014	1485	1414	46.52	44.75
October 2014	1434	1324	45.90	42.88
September 2014	1467	1413	48.62	45.97
August 2014	1475	1377	49.10	46.35
Quarter ended 30 September 2014	1583	1377	54.52	45.97
Quarter ended 30 June 2014	1666	1543	56.39	51.55
Quarter ended 31 March 2014	1691	1554	56.66	50.90
Quarter ended 31 December 2013	1665	1546	53.68	49.31
Quarter ended 30 September 2013	1753	1558	52.96	50.17
Quarter ended 30 June 2013	1782	1520	53.59	46.79
Quarter ended 31 March 2013	1539	1359	46.91	43.93
Year ended 31 December 2012	1508	1318	47.45	41.90
Year ended 31 December 2011	1474	1312	45.74	40.53
Year ended 31 December 2010	1340	1095	42.97	32.34

*	to 19 February 2015

Analysis of shareholdings at 31 December 2014

	Number of accounts	% of total accounts	% of total shares	Number of shares

Holding of shares
Up to 1,000	99,244	71.12	0.68	36,674,916
1,001 to 5,000	32,256	23.12	1.29	68,979,416
5,001 to 100,000	6,929	4.96	1.83	98,225,447
100,001 to 1,000,000	749	0.54	4.91	262,941,428
Over 1,000,000	357	0.26	91.29	4,888,476,025

	139,535	100.00	100.00	5,355,297,232

Held by
Nominee companies	7,071	5.07	64.62	3,460,457,315
Investment and trust companies	27	0.02	0.06	3,399,366
Insurance companies	5	0.00	0.00	3,648
Individuals and other corporate bodies	132,429	94.91	10.03	537,234,534
BNY (Nominees) Limited	2	0.00	16.11	862,686,419
Held as Treasury shares by GlaxoSmithKline	1	0.00	9.18	491,515,950

	139,535	100.00	100.00	5,355,297,232

BNY Mellon is the Depositary for the company’s ADSs, which are listed on the NYSE. Ordinary Shares representing the company’s ADR programme, which is managed by the Depositary, are registered in the name of BNY (Nominees) Limited. At 19 February 2015, BNY (Nominees) Limited held 863,571,705 Ordinary Shares representing 17.75% of the issued share capital (excluding Treasury shares) at that date.

At 19 February 2015, the number of holders of Ordinary Shares in the USA was 1,044 with holdings of 1,088,475 Ordinary Shares, and the number of registered holders of ADS was 26,022 with holdings of 431,785,852 ADS. Certain of these Ordinary Shares and ADS were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the USA is not representative of the number of beneficial holders or of the residence of beneficial holders.

GSK Annual Report 2014 243

Shareholder information continued

Dividends

The company pays dividends quarterly and continues to return cash to shareholders through its dividend policy. Dividends remain an essential component of total shareholder return and the company is committed to increasing its dividend over the long-term. Details of the dividends declared, the amounts and the payment dates are given in Note 16 to the financial statements, ‘Dividends’.

Dividends per share

The table below sets out the dividend per share and per ADS for the last five years. The dividend per ADS is translated into US dollars at applicable exchange rates.

Year	Dividend	pence	US$

2014		80	2.59
2013		78	2.47
2012		74	2.35
2011		70	2.25
2011	Supplemental*	5	0.16
2010		65	2.04

*	The 2011 supplemental dividend related to the disposal of certain non-core OTC brands in North America. This was paid with the fourth quarter ordinary dividend for 2011.

Dividend calendar

Quarter	ADS Ex-dividend date	Ex-dividend date	Record date	Payment date

Q4 2014	18 February 2015	19 February 2015	20 February 2015	9 April 2015
Q1 2015	13 May 2015	14 May 2015	15 May 2015	9 July 2015
Q2 2015	12 August 2015	13 August 2015	14 August 2015	1 October 2015
Q3 2015	10 November 2015	12 November 2015	13 November 2015	14 January 2016

Tax information for shareholders

A summary of certain UK tax and US federal income tax consequences for holders of shares and ADR who are citizens of the UK or the USA is set out below. It is not a complete analysis of all the possible tax consequences of the purchase, ownership or sale of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase, ownership or sale of their shares or ADR and the consequences under state and local tax laws in the USA and the implications of the current UK/US tax conventions.

US holders of ADR generally will be treated as the owners of the underlying shares for the purposes of the current USA/UK double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention), and for purposes of the Internal Revenue Code of 1986, as amended (the Code).

UK shareholders

This summary only applies to a UK resident shareholder that holds shares as capital assets.

Taxation of dividends

UK resident shareholders will generally be subject to UK income tax on the full amount of dividends paid, grossed up for the amount of a tax credit. The tax credit may be set against the individual’s income tax liability in respect of the gross dividend, but is not repayable to shareholders with a tax liability of less than the associated tax credit. For the tax year 2010-11 and subsequent tax years, an additional rate of income tax on dividends was imposed for taxpayers whose income is above £150,000. UK resident shareholders that are corporation taxpayers should note that dividends are generally entitled to exemption from corporation tax.

Taxation of capital gains

UK shareholders may be liable for UK tax on gains on the disposal of shares or ADR. For disposals by individuals and subject to the availability of any exemption or relief such as the annual exempt amount, a taxable capital gain accruing on a disposal of shares or ADR will be taxed at 28% if, after all allowable deductions, such shareholders’ taxable income for the tax year exceeds the basic rate income tax limit. In other cases, a taxable capital gain accruing on a disposal of shares or ADR may be taxed at 18% or 28% or at a combination of both rates. Corporation taxpayers may be entitled to an indexation allowance which applies to reduce capital gains to the extent that such gains arise due to inflation. Indexation allowance may reduce a chargeable gain but will not create an allowable loss.

Inheritance tax

Individual shareholders may be liable to inheritance tax on the transfer of shares or ADR. Tax may be charged on the amount by which the value of the shareholder’s estate is reduced as a result of any transfer by way of gift or other disposal at less than full market value. If such a gift or other disposal were subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention would generally provide for tax paid in the USA to be credited against tax payable in the UK.

Stamp duty

UK stamp duty or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the transfer of shares at a rate of 0.5% of the consideration for the transfer.

244 GSK Annual Report 2014

US shareholders

This summary only applies to a shareholder (who is a citizen or resident of the USA or a domestic corporation or a person that is otherwise subject to US federal income tax on a net income basis in respect of the shares or ADR) that holds shares or ADR as capital assets, is not resident in the UK for UK tax purposes and does not hold shares for the purposes of a trade, profession or vocation that is carried on in the UK through a branch or agency.

The summary also does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADR as part of an integrated investment (including a ‘straddle’) comprised of a share or ADR and one or more other positions, and persons that own (directly or indirectly) 10% or more of the voting stock of the company.

Taxation of dividends

The gross amount of dividends received is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADR are payable in US dollars; dividends on shares are payable in pounds Sterling. Dividends paid in pounds Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum rate of 23.8% in respect of qualified dividends.

Taxation of capital gains

Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADR. Such gains will be long-term capital gains (subject to reduced rates of taxation for individual holders) if the shares or ADR were held for more than one year.

Information reporting and backup withholding

Dividends and payments of the proceeds on a sale of shares or ADR, paid within the USA or through certain US-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the US holder is a corporation or other exempt recipient or provides a taxpayer identification number and certifies that no loss of exemption has occurred. Non-US holders generally are not subject to information reporting or backup withholding, but may be required to provide a certification of their non-US status in connection with payments received. Any amounts withheld will be allowed as a refund or credit against a holder’s US federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Estate and gift taxes

Under the Estate and Gift Tax Convention, a US shareholder is not generally subject to UK inheritance tax.

Stamp duty

UK stamp duty or SDRT will, subject to certain exemptions, be payable on any transfer of shares to the ADR custodian or depository at a rate of 1.5% of the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration).

No SDRT would be payable on the transfer of, or agreement to transfer, an ADR. No UK stamp duty should be payable on the transfer of an ADR provided that any instrument of transfer is executed and remains at all times outside the UK. Any stamp duty on the transfer of an ADR would be payable at a rate of 0.5% of the consideration for the transfer. Any sale of the underlying shares would, subject to certain exceptions, result in liability to UK stamp duty or, as the case may be, SDRT at a rate of 0.5%.

Annual General Meeting 2015

2.30pm (UK time) on Thursday 7 May 2015

The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

The AGM is the company’s principal forum for communication with private shareholders. In addition to the formal business, there will be a presentation by the CEO on the performance of the Group and its future development. There will be an opportunity for questions to be asked to the Board. Chairmen of the Board’s Committees will take questions relating to those Committees.

Investors holding shares through a nominee service should arrange with that nominee service to be appointed as a proxy in respect of their shareholding in order to attend and vote at the meeting.

ADR holders wishing to attend the meeting must obtain a proxy from BNY Mellon, as Depositary, by notifying them of your request to do so. This will enable you to attend and vote on the business to be transacted. ADR holders may instruct BNY Mellon as to the way in which the shares represented by their ADR should be voted by completing and returning the voting card provided by the Depositary.

Documents on display

The Articles of Association of the company and Directors’ service contracts or, where applicable, letters of appointment between Directors and the company or any of its subsidiaries (and any side letters relating to severance terms and pension arrangements) are available for inspection at the company’s registered office and will be made available for inspection at the AGM.

GSK Annual Report 2014 245

Shareholder information continued

Financial calendar

Event	Date

Quarter 1 results’ announcement	April/May 2015
Annual General Meeting	May 2015
Quarter 2 results’ announcement	July 2015
Quarter 3 results’ announcement	October 2015
Preliminary/Quarter 4 results’ announcement	February 2016
Annual Report announcement	February/March 2016
Annual Report/Summary distribution	March 2016

Information about the company, including the share price, is available on our website at www.gsk.com. Information made available on the website does not constitute part of this Annual Report.

Results announcements

Results announcements are issued to the London Stock Exchange and are available on its news service. They are also sent to the US Securities and Exchange Commission and the NYSE, issued to the media and made available on our website.

Financial reports

The company publishes an Annual Report and, for the shareholder not needing the full detail of the Annual Report, a Summary. These documents are available on our website from the date of publication. The Summary is sent to all shareholders. Shareholders may elect to receive the Annual Report by contacting the registrar. Alternatively, shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk.

Copies of previous financial reports are available on our website. Printed copies can be obtained from our registrar in the UK and from the GSK Response Center in the USA (see pages 249 and 250 for the contact details).

Donations to political organisations and political expenditure

With effect from 1 January 2009, to ensure a consistent approach to political contributions across the Group, we introduced a global policy to stop voluntarily all corporate political contributions.

In the period from 1 January 2009 to 31 December 2014, the Group did not make any political donations to EU or non-EU organisations.

Notwithstanding the introduction of this policy, in accordance with the Federal Election Campaign Act in the USA, we continue to support an employee-operated Political Action Committee (PAC) that facilitates voluntary political donations by eligible GSK employees.

The PAC is not controlled by GSK. Decisions on the amounts and recipients of contributions are made by participating employees exercising their legal right to pool their resources and make political contributions, which are subject to strict limitations. In 2014, a total of US$525,900 (US$484,810 in 2013) was donated to political organisations by the GSK employee PAC.

At the AGM in May 2001, shareholders first authorised the company to make donations to EU political organisations and to incur EU political expenditure, under the provisions of the Political Parties, Elections and Referendums Act 2000, of up to £100,000 each year. This authority has since been renewed annually. The Companies Act 2006 requires companies to continue to obtain shareholder approval before they can make donations to EU political organisations or incur EU political expenditure.

However, we do not make and do not intend to make donations to political parties or independent election candidates, nor do we make any donations to EU political organisations or incur EU political expenditure.

The definitions of political donations, political expenditure and political organisations used in the legislation are very wide. In particular, the definition of EU political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups such as those concerned with the environment, which the company and its subsidiaries might wish to support. As a result, the definitions may cover legitimate business activities not in the ordinary sense considered to be political donations or political expenditure.

Such activities are not designed to support any political party or independent election candidate. The authority which the Board has sought annually is a precautionary measure to ensure that the company and its subsidiaries do not inadvertently breach the legislation.

Directors

Our Directors’ powers are determined by UK legislation and our Articles of Association, which are available on our website. The Articles may be amended by a special resolution of the members. The Directors may exercise all the company’s powers provided that the Articles or applicable legislation do not stipulate that any such powers must be exercised by the members.

The rules about the appointment and replacement of Directors are contained in our Articles. They provide that Directors may be appointed by an ordinary resolution of the members or by a resolution of the Directors, provided that, in the latter instance, a Director appointed in this way retires at the first AGM following his or her appointment.

Our Articles also provide that Directors should normally be subject to re-election at the AGM at intervals of three years or annually if they have held office for a continuous period of nine years or more. However, the Board agreed in 2011 that all Directors who wish to continue as members of the Board should seek re-election annually in accordance with the UK Corporate Governance Code. Members may remove a Director by passing an ordinary resolution of which special notice has been given, or by passing a special resolution.

A Director may automatically cease to be a Director if:

¡	he or she becomes bankrupt or compounds with his or her creditors generally

¡	he or she ceases to be a Director by virtue of the Companies Act or the Articles

¡	he or she is suffering from mental or physical ill health and the Board resolves that he or she shall cease to be a Director

¡	he or she has missed Directors’ meetings for a continuous period of six months without permission and the Board resolves that he or she shall cease to be a Director

¡	he or she is prohibited from being a Director by law

¡	he or she resigns

¡	he or she offers to resign and the Board accepts that offer

¡	all other Directors (being at least three in number) require him or her to resign.

246 GSK Annual Report 2014

Directors’ conflicts of interest

All Directors have a duty under the Companies Act 2006 to avoid a situation in which they have, or could have, a direct or indirect conflict of interest or possible conflict with the company. The duty applies, in particular, to the exploitation of any property, information or opportunity whether or not the company could take advantage of it. Our Articles provide a general power for the Board to authorise such conflicts.

The Nominations Committee has been authorised by the Board to grant and periodically, but in any event annually, to review any potential or actual conflict authorisations. Directors are not counted in the quorum for the authorisation of their own actual or potential conflicts. Authorisations granted are recorded by the Company Secretary in a register and are noted by the Board.

On an ongoing basis, the Directors are responsible for informing the Company Secretary of any new actual or potential conflicts that may arise or if there are any changes in circumstances that may affect an authorisation previously given. Even when provided with authorisation, a Director is not absolved from his or her statutory duty to promote the success of the company. If an actual conflict arises post-authorisation, the Board may choose to exclude the Director from receipt of the relevant information and participation in the debate, or suspend the Director from the Board, or, as a last resort, require the Director to resign.

The Nominations Committee reviewed the register of potential conflict authorisations in October 2014 and reported to the Board that the conflicts had been appropriately authorised and that the process for authorisation continues to operate effectively. Except as described in Note 35 to the financial statements, ‘Related party transactions’, during or at the end of the financial year no Director or connected person had any material interest in any contract of significance with a Group company.

Independent advice

The Board recognises that there may be occasions when one or more of the Directors feel it is necessary to take independent legal and/or financial advice at the company’s expense. There is an agreed procedure, which is set out on our website, to enable them to do so.

Indemnification of Directors

Qualifying third party indemnity provisions (as defined in the Companies Act 2006) are in force for the benefit of Directors and former Directors who held office during 2014 and up to the signing of the Annual Report.

Change of control and essential contracts

We do not have contracts or other arrangements which individually are fundamental to the ability of the business to operate effectively, nor is the company party to any material agreements that would take effect, be altered, or terminate upon a change of control following a takeover bid. We do not have agreements with any Director that would provide compensation for loss of office or employment resulting from a takeover, except that provisions of the company’s share plans may cause options and awards granted under such plans to vest on a takeover. Details of the termination provisions in the company’s framework for contracts for Executive Directors are given on pages 124 and 125.

US law and regulation

A number of provisions of US law and regulation apply to the company because our shares are quoted on the New York Stock Exchange (NYSE) in the form of ADSs.

NYSE rules

In general, the NYSE rules permit the company to follow UK corporate governance practices instead of those applied in the USA, provided that we explain any significant variations. This explanation is contained in our Form 20-F, which can be accessed from the Securities and Exchange Commission’s (SEC) EDGAR database or via our website. NYSE rules that came into effect in 2005 require us to file annual and interim written affirmations concerning the Audit & Risk Committee and our statement on significant differences in corporate governance.

Sarbanes-Oxley Act of 2002

Following a number of corporate and accounting scandals in the USA, Congress passed the Sarbanes-Oxley Act of 2002. Sarbanes-Oxley is a wide-ranging piece of legislation concerned largely with financial reporting and corporate governance.

As recommended by the SEC, the company has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit & Risk Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, corporate communications and investor relations.

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2014, the Committee met 11 times.

Sarbanes-Oxley requires that the annual report on Form 20-F contain a statement as to whether a member of our Audit & Risk Committee (ARC) is an audit committee financial expert as defined by Sarbanes-Oxley. Such a statement for each of the relevant members of the ARC (Stacey Cartwright, Judy Lewent and Tom de Swaan) is included in the Audit & Risk Committee report on page 87 and in their biographies on pages 74 and 75. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

GSK Annual Report 2014 247

Shareholder information continued

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

¡	they have each reviewed the annual report on Form 20-F

¡	based on their knowledge, the annual report on Form 20-F contains no material misstatements or omissions

¡	based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the annual report on Form 20-F

¡	they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the annual report on Form 20-F

¡	they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

¡	they have disclosed in the annual report on Form 20-F any changes in internal controls over financial reporting during the period covered by the annual report on Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting, and they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2014.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

The CEO and CFO expect to complete these certifications and report their conclusions on the effectiveness of disclosure controls and procedures in February 2015, following which the certificates will be filed with the SEC as part of our Group’s Form 20-F.

Section 404: Management’s annual report on internal control over financial reporting

In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

¡	management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS
¡	management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework, Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO)

¡	there have been no changes in the Group’s internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting

¡	management has assessed the effectiveness of internal control over financial reporting as at 31 December 2014 and its conclusion will be filed as part of the Group’s Form 20-F, and

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31 December 2014, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report will be filed with the Group’s Form 20-F.

Section 13(r) of the US Securities Exchange Act

Section 13(r) of the US Securities Exchange Act of 1934, as amended, requires issuers to make specific disclosure in their Annual Reports of certain types of dealings with Iran, including transactions or dealings with government-owned entities, as well as dealings with entities sanctioned for activities related to terrorism or proliferation of weapons of mass destruction, even when those activities are not prohibited by US law and do not involve US persons. The Group does not have a legal entity based in Iran, but it does export certain pharmaceutical and vaccine products to Iran, via sales by non-US entities, to two privately held Iranian distributors. The Group also does business, via non-US entities, in other jurisdictions targeted by sanctions laws, including Syria, Crimea, North Korea and Sudan. We do not believe that any of the Group’s direct dealings with Iran require specific disclosure under these requirements, and the Group limits sales to Iran, North Korea, Syria, Sudan and Cuba to essential medicines (determined in part using criteria set by the World Health Organization). The Group has no direct knowledge of the identity of its distributors’ downstream customers in Iran, and it is possible that these customers include entities, such as government-owned hospitals and pharmacies, that are owned or controlled directly or indirectly by the Iranian government or by persons or entities sanctioned in connection with terrorism or proliferation activities. Because the Group has no direct knowledge of its distributors’ customers, it cannot establish the proportion of gross revenue or sales potentially attributable to entities affiliated with the Iranian government or parties sanctioned for disclosable activities. As a result, the Group is reporting the entire gross revenues (£0.2 million) and net losses (£1.36 million) from the Group’s sales to Iran in 2014.

The Group is also aware that some hospitals or other medical facilities in Lebanon may be affiliated with or controlled by Hezbollah, which is designated by the United States as a terrorist organization. Again, the Group does not deal directly with such facilities and sells through a distributor. The Group is also unable to identify with certainty the degree or nature of any affiliation of the end customers with Hezbollah, and the Group is unable to establish the proportion of gross revenue or sales potentially attributable to reportable entities. As a result, the Group is reporting the entire gross revenues (£41 million) and net profits (£16.3 million) from the Group’s sales to Lebanon in 2014.

248 GSK Annual Report 2014

Shareholder services and contacts

Registrar

The company’s registrar is:

Equiniti Limited

Aspect House, Spencer Road, Lancing, BN99 6DA

www.shareview.co.uk

Tel: 0871 384 2991 (in the UK)*

Tel: +44(0)121 415 7067 (outside the UK)

Equiniti provides a range of services for shareholders:

Service	What it offers	How to participate
Dividend Reinvestment Plan (DRIP)	As an alternative to receiving cash dividends you may choose to reinvest your dividends to buy more GSK shares.	A DRIP election form can be downloaded from www.shareview.co.uk or requested by telephoning Equiniti.
Dividend payment direct to your bank account (Bank Mandate)

If you currently receive your dividends by cheque through the post, you can instead have them paid directly into your bank or building society account. This is quicker, more secure and avoids the risk of your cheque going astray.

A dividend bank mandate form can be downloaded from www.shareview.co.uk or requested by telephoning Equiniti.
Dividend payment direct to bank account for overseas shareholders

Instead of waiting for a sterling cheque to arrive by post, Equiniti will convert your dividend into your local currency and send it direct to your local bank account. This service is available in over 100 countries worldwide.

For more details on this service and the costs involved please contact Equiniti.
Electronic communications

Shareholders may elect to receive electronic notifications of company communications including our Annual Report, dividend payments (if paid by way of a Bank Mandate), access to electronic tax vouchers and the availability of online voting for all general meetings. Each time GSK mails out hard copy shareholder documents you will receive an email containing a link to the document or relevant website.

You can register at www.shareview.co.uk
Shareview service	This enables you to create a free online portfolio to view your share balance and movements, update your address and dividend payment instructions and register your votes for our AGM.	You can register at: www.shareview.co.uk
Duplicate publications or mailings

If you receive duplicate copies of this report or other mailings, please contact Equiniti and they will arrange for your accounts to be merged into one for your convenience and to avoid waste and unnecessary costs.

Please contact Equiniti.
Share dealing service† (please note that market trading hours are from 8.00am to 4.30pm UK time, Monday to Friday, excluding UK public holidays)	Shareholders may trade shares, either held in certificated form or held in our Corporate Sponsored Nominee, by internet, telephone or by a postal dealing service provided by Equiniti Financial Services Limited.

For internet transactions, please log on to www.shareview.co.uk/dealing.

For telephone transactions, please call 0845 603 7037 (in the UK) or +44 (0)121 415 7560 (outside the UK).

For postal transactions, please call 0871 384 2991 to request a dealing form.

Corporate Sponsored Nominee Account

This is a convenient way to manage your shares without requiring a share certificate. The service provides a facility for you to hold your shares in a nominee company sponsored by the company. You will continue to receive dividend payments, annual reports and can attend and vote at the company’s general meetings. Shareholders’ names do not appear on the publicly available share register and the service is free to join.

An application form can be downloaded from www.shareview.co.uk or requested by telephoning Equiniti.
Individual Savings Accounts (ISAs)†	The company has arranged for Equiniti Financial Services Limited to provide a GSK Corporate ISA to hold GSK Ordinary Shares.	Details are available from www.shareview.co.uk or can be requested by telephoning Equiniti.

*	UK lines are open from 8.30am to 5.30pm, Monday to Friday, except UK public holidays, and calls to the number are charged at 8p per minute plus network extras.

†	The provision of share dealing details is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

GSK Annual Report 2014 249

Shareholder information continued

ADR Depositary

The ADR programme is administered by The Bank of New York Mellon:

BNY Mellon Shareowner Services

PO Box 30170

College Station, TX 77842-3170

Overnight correspondence should be sent to:

BNY Mellon Shareowner Services

211 Quality Circle, Suite 210

College Station, TX 77845

www.mybnymdr.com

Tel:      1 877 353 1154 (US toll free)

Tel:      +1 201 680 6825 (outside the USA)

email:  shrrelations@cpushareownerservices.com

The Depositary also provides Global BuyDIRECT†, a direct ADS purchase/sale and dividend reinvestment plan for ADR holders. For details of how to enrol please visit www.mybnymdr.com or call the above helpline number to obtain an enrolment pack.

Glaxo Wellcome and SmithKline Beecham

Corporate PEPs

The Share Centre Limited

Oxford House, Oxford Road, Aylesbury, Bucks HP21 8SZ

Tel:  +44 (0)1296 414 141

www.share.com

Donating shares to Save the Children

In 2013, GSK embarked on an ambitious global partnership with Save the Children to share our expertise and resources with the aim of helping to save the lives of one million children.

Shareholders with a small number of shares, the value of which makes it uneconomical to sell, may wish to consider donating them to Save the Children. Donated shares will be aggregated and sold by Save the Children who will use the funds raised to help them reach the above goal.†

To obtain a share donation form, please contact our registrar, Equiniti, who is managing the donation and sale of UK shares to Save the Children free of charge.

†	The provision of share dealing details is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

Contacts

Investor relations

Investor relations may be contacted as follows:

UK

980 Great West Road

Brentford, Middlesex, TW8 9GS

Tel: +44 (0)20 8047 5000

USA

Five Crescent Drive

Philadelphia PA 19112

Tel: 1 888 825 5249 (US toll free)

Tel: +1 215 751 4611 (outside the USA)

GSK Response Center

Tel: 1 888 825 5249 (US toll free)

Share scam alert

If you receive an unsolicited telephone call offering to sell or buy your shares, please take extra care. The caller may be part of a highly organised financial scam.

If you are a UK shareholder, please contact the Financial Conduct Authority for further information on this, or other similar activities, at www.fca.org.uk/consumers or on its consumer helpline:

Tel: 0845 606 1234 (in the UK)

Lines are open from 8.00am to 6.00pm, UK time,

Monday to Friday, except UK public holidays.

Responsible Business Supplement

We are publishing our Responsible Business Supplement 2014 online. This will outline GSK’s approach to, and performance in, our key responsible business areas, Health for all, Our behaviour, Our people and Our planet.

250 GSK Annual Report 2014

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The equivalent of tax depreciation.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GSK ADR represents two Ordinary Shares.

American Depositary Shares (ADS)	Listed on the New York Stock Exchange; represents two Ordinary Shares.

Basic earnings per share	Basic income per share.

Called up share capital	Ordinary Shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

The company	GlaxoSmithKline plc.

Corporate Integrity Agreement (CIA)

In 2012, the company entered into a settlement with the US Federal Government related to past sales and marketing practices. As part of the settlement the company entered into a Corporate Integrity Agreement with the US Department of Health and Human Services, under which improvements are being built into its existing compliance programmes.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share-based employee incentive plans.

Equity Shareholders’ funds	Shareholders’ equity.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

GSK	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as computer software, brands, licences, patents, know-how and marketing rights purchased from outside parties.

Ordinary Share	A fully paid up ordinary share in the capital of the company.

Profit	Income.

Profit attributable to shareholders	Net income.

Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares in issue	The number of shares outstanding.

Subsidiary	An entity in which GSK exercises control.

Treasury share	Treasury stock.

Turnover	Revenue.

UK Corporate Governance Code

As required by the UK Listing Authority, the company has disclosed in the Annual Report how it has applied the best practice corporate governance provisions of the Financial Reporting Council’s UK Corporate Governance Code.

GSK Annual Report 2014 251

Index

Page
Accounting principles and policies	140
Acquisitions and disposals	183
Adjustments reconciling profit after tax to operating cash flows	181
Annual General Meeting 2015	245
Assets held for sale	166
Associates and joint ventures	155
Cash and cash equivalents	166
CEO’s statement	4
Chairman’s statement	2
Commitments	189
Committee reports	85
Competition	10
Consolidated balance sheet	137
Consolidated cash flow statement	139
Consolidated income statement	136
Consolidated statement of changes in equity	138
Consolidated statement of comprehensive income	136
Consumer Healthcare products and competition	231
Contingent liabilities	176
Corporate Executive Team	76
Corporate governance	78
Critical accounting policies	63
Directors and senior management	118
Directors’ interests in shares	111
Directors’ statement of responsibilities	130
Dividends	158
Donations to political organisations and political expenditure	246
Earnings per share	158
Employee costs	153
Employee share schemes	200
Exchange rates	146
Executive Director remuneration	97
Finance expense	155
Finance income	154
Financial instruments and related disclosures	190
Financial position and resources	65
Financial statements of GlaxoSmithKline plc, prepared under UK GAAP	211
Five year record	222
Glossary of terms	251
Goodwill	160
Group financial review	52
Independent Auditors’ report	131
Inventories	166
Investments in associates and joint ventures	164
Investor relations	250
Key accounting judgements and estimates	144
Key performance indicators	14

Page
Late-stage pipeline summary	29
Legal proceedings	206
Long-term Incentive plans	101
Major restructuring costs	154
Movements in equity	179
Net debt	176
New accounting requirements	146
Non-Executive Directors’ fees	110
Notes to the financial statements	140
Operating profit	152
Other intangible assets	162
Other investments	165
Other non-current assets	165
Other non-current liabilities	176
Other operating income	151
Other provisions	175
Our Board	72
Our business	18
Our people	44
Our strategy priorities	12
Outlook	5
Pensions and other post-employment benefits	167
Pharmaceutical products, competition and intellectual property	229
Pipeline	229
Presentation of the financial statements	140
Principal Group companies	204
Property, plant and equipment	158
Proposed Novartis transaction	203
Quarterly trend	218
Reconciliation of net cash flow to movement in net debt	182
Registrar	249
Related party transactions	181
Relations with shareholders	84
Remuneration policy report	119
Remuneration report	96
Research and development	24,32,34
Responsible business	36
Risk factors	232
Segment information	147
Share capital and control	242
Share capital and share premium account	178
Share price	242
Shareholder information	242
Taxation	156
Tax information for shareholders	244
The Remuneration Committee	108
Trade and other payables	167
Trade and other receivables	166
US law and regulation	247

252 GSK Annual Report 2014

About GSK

GlaxoSmithKline plc was incorporated as an English public limited company on 6 December 1999. We were formed by a merger between Glaxo Wellcome plc and SmithKline Beecham plc. GSK acquired these two English companies on 27 December 2000 as part of the merger arrangements.

Our shares are listed on the London Stock Exchange and the New York Stock Exchange.

Read more at www.gsk.com

Here you will find downloadable PDFs of:

¡  Annual Report 2014

¡   Annual Summary 2014

¡  Form 20-F

¡   Responsible Business Supplement 2014

Notice regarding limitations on

Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report (for which see page 95), the Strategic report and the Remuneration report. Under English law the Directors would be liable to the company, but not to any third party, if one or more of these reports contained errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would otherwise not be liable. Pages 71 to 95, 130, 211 and 232 to 248 inclusive comprise the Directors’ Report, pages 2 to 70 inclusive comprise the Strategic report and pages 96 to 118 inclusive comprise the Remuneration report, each of which have been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with these reports shall be subject to the limitations and restrictions provided by such law.

Website

GSK’s website www.gsk.com gives additional information on the Group. Notwithstanding the references we make in this Annual Report to GSK’s website, none of the information made available on the website constitutes part of this Annual Report or shall be deemed to be incorporated by reference herein.

Cautionary statement regarding

forward-looking statements

The Group’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and shareholders are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 232 - 241 of this Annual Report. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this Annual Report.

A number of adjusted measures are used to report the performance of our business. These measures are defined on page 52 and a reconciliation of core results to total results is set out on page 61.

The information in this document does not constitute an offer to sell or an invitation to buy shares in GlaxoSmithKline plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance. Nothing in this Annual Report should be construed as a profit forecast.

Brand names

Brand names appearing in italics throughout this report

are trade marks either owned by and/or licensed to GSK

or associated companies, with the exception of Boniva/

Bonviva, a trade mark of Roche, NicoDerm, a trade

mark of Johnson & Johnson, Merrell, Novartis, Sanofi or

GlaxoSmithKline, Potiga, a trade mark of Valeant, Prolia

and Xgeva, trade marks of Amgen, Vesicare, a trade mark

of Astellas Pharmaceuticals in many countries and of

Yamanouchi Pharmaceuticals in certain countries, Volibris,

a trade mark of Gilead, Xyzal, a trade mark of UCB or GSK

and Zyrtec, a trade mark of UCB or GSK all of which are

used in certain countries under licence by the Group.

Acknowledgements

Design

Salterbaxter

Printing

Printed at Pureprint Group, ISO 14001.

FSC certified and CarbonNeutral.

Paper

This Annual Report is printed on

Amadeus 100 Silk, a 100% recycled

paper with full FSC certification. All pulps

used are made from 100% de-inked,

post-consumer waste and are elemental

chlorine free. The manufacturing mill

holds the ISO 14001 and EU Ecolabel

certificates for environmental

management.

Head Office and Registered Office GlaxoSmithKline plc 980 Great West Road Brentford, Middlesex TW8 9GS United Kingdom Tel: +44 (0)20 8047 5000 Registered number: 3888792	You can also search for us here